Form 10-K, Exhibit 13
period 1993-12-31
HARTE HANKS COMMUNICATIONS INC
filed 1994-03-25
CIK 45919

                                                            EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

OVERVIEW

             From the time of the leveraged buyout in 1984 until 1992, the Company focused on improving operating cash flows and reducing debt by reducing costs, selectively introducing new products and implementing a corporatewide quality program. Beginning in 1992, the Company developed a strategy to accelerate growth by taking advantage of opportunities in the businesses and markets in which it operates. It began increasing its investments in technology, equipment and personnel, introducing new products and services in existing markets, entering new markets and making acquisitions. As a result of these investments and improving economies in some of the Company's markets, revenues grew $47.3 million from $416.2 million in 1991 to $463.5 million in 1993. Nevertheless, sluggish local economies in Massachusetts affected revenues in the Company's Boston suburban newspaper operation and in California affected the Company's shopper operations. At the same time, operating income, excluding the goodwill write-down discussed under "Goodwill Write-Down" (page 16), increased from $38.3 million in 1991 to $51.9 million in 1993.

             In 1993, Harte-Hanks redeemed all of its $200 million principal amount 11 7/8% Subordinated Debentures and significantly reduced its interest expense. A portion of this redemption ($100 million) was funded in August 1993 with borrowings under the Company's credit facility, which at December 31, 1993 had an effective rate of 5.0%. The remaining $100 million redemption in December 1993 was funded primarily with proceeds from the Company's initial public offering in November 1993. The Company issued 6,250,000 shares of its common stock at an initial public offering price of $16.50 per share for net proceeds of $95.3 million. With these redemptions, the Company reduced its total borrowings from $394.0 million at December 31, 1992 to $321.1 million at December 31, 1993. As a result of both of these redemptions, the Company expects to save approximately $18 million in annual interest based upon its effective borrowing rate of 5.0% at December 31, 1993.

             Harte-Hanks derives the majority of its revenues from the sale of advertising and direct marketing services. In addition, the Company's newspapers earn revenues from paid circulation. The Company's newspapers, shoppers and television station operate in local markets and are affected by the strength of the local economies as well as by national trends that affect these local economies. As a national business, direct marketing is affected to a greater extent by general national economic trends and developments in national markets for its services and products. The Company's principal expense items are payroll, postage and newsprint. Newsprint prices were low by historical standards during 1992 and 1993. Postal rates, which typically increase every three to four years, rose in 1991 and are expected to increase in 1995.

RESULTS OF OPERATIONS

             Operating results, excluding the effect of the goodwill write-down, extraordinary items and the cumulative effect of a change in accounting method, were as follows:
___________________________________________________________________________
IN THOUSANDS                 1993     CHANGE   1992      CHANGE   1991

Revenues                     $463,510  9.5%    $423,296   1.7 %   $416,227
Operating expenses            411,587  9.5%     376,048  (0.5)%    377,899
Operating income             $ 51,923  9.9%    $ 47,248  23.3 %   $ 38,328
Net income (loss)            $  9,991          $  2,336           $ (7,052)

             Revenues grew in all business segments in 1993. The growth was influenced by the development of new products and services, as well as investments in shopper circulation expansion. The acquisition of a direct marketing company in April 1993 also was a factor, as were improving economies in some of the Company's markets. The same factors also caused operating expenses to increase $35.5 million (9.5%), excluding the effect of the goodwill write-down of $55.5 million. During 1993, the Company's California markets continued to be affected by weak economic conditions.

             Total revenues increased in 1992 despite difficult economies in California, which affected the Company's largest shopper, and in Boston, which affected the Company's newspapers in suburban Boston. In addition, Hurricane Andrew affected the Company's shopper in Miami. The 1992 revenue increase was due to growth in direct marketing and television revenues. Operating expenses during the same period decreased $1.9 million (0.5%) as a result of the Company's continued focus on cost control.

NEWSPAPERS

             Newspaper operating results, excluding the effect of the goodwill write-down, were as follows:
___________________________________________________________________________
IN THOUSANDS                   1993    CHANGE   1992     CHANGE    1991

Revenues                     $131,545   4.2%   $126,222  (0.7)%   $127,061
Operating expenses            109,812   4.3%    105,249  (4.7)%    110,397
Operating income             $ 21,733   3.6%   $ 20,973   25.9%   $ 16,664

             Advertising revenues rose $4.1 million in 1993 due to increased volumes and new products. Retail and classified advertising revenues grew 2.5% and 7.8%, respectively. In addition, circulation revenues grew $1.0 million due primarily to higher rates. In 1993, payroll costs increased $2.9 million resulting primarily from normal payroll increases as well as from investments made to develop niche publications and specialized services. Higher volumes and, to a lesser extent, price increases caused newsprint costs to increase by $1.7 million.

             In 1992, both retail and classified advertising revenues were relatively flat. Commercial printing revenues declined $1.3 million, partially offset by circulation revenue increases of $0.7 million, which resulted from increased circulation. In 1992, production and distribution costs decreased $3.9 million, which included a $3.1 million decline in newsprint costs as well as expense reductions resulting from cost control measures. Newsprint costs declined due to lower prices coupled with reduced usage, principally due to a decrease in commercial printing operations.

SHOPPERS

             Shopper operating results, excluding the effect of the goodwill write-down, were as follows:
___________________________________________________________________________
IN THOUSANDS                   1993     CHANGE   1992      CHANGE    1991

Revenues                     $174,521    6.4%    $164,021  (0.5)%   $164,928
Operating expenses            159,080    7.1%     148,504  (0.1)%    148,694
Operating income             $ 15,441   (0.5)%   $ 15,517  (4.4)%   $ 16,234

             Shopper advertising revenues grew in 1993 primarily as a result of increased circulation of 0.9 million households (79 zones) to 7.0 million households at December 31, 1993. This circulation growth occurred in the Southern California, Miami/Ft. Lauderdale and Dallas/Fort Worth markets. Higher insert volumes in existing zones and restored circulation in the Company's Miami shopper, which was negatively impacted by Hurricane Andrew in August 1992, were also factors in the 1993 revenue growth. Also, shoppers' 1993 results as compared to 1992 results were affected by there being one more publishing week in 1992 than in 1993. In February 1994, the Company sold its smallest shopper located in Tucson, Arizona. This shopper had circulation of 0.3 million at December 31, 1993.

             In 1993, postage costs increased $5.1 million, and newsprint costs increased $1.6 million. Other expense categories, except payroll, also rose due to the increase in shopper advertising volumes. Postage costs increased due to higher circulation and higher insert volumes, which result in increased postage costs due to the application of the overweight postal rate. Newsprint costs rose as a result of increased circulation in expansion zones as well as higher ad volumes in existing zones. While increased circulation caused postage and newsprint costs to rise, payroll costs remained relatively flat due to the Company's use of automatic inserting technology and other cost control measures. New circulation has lower revenues per thousand households than mature zones, which initially results in lower shopper operating margins.

             The shopper operating revenue decrease in 1992 primarily reflected the effect of Hurricane Andrew on the Company's shopper in Miami, Florida. While the Company's shopper experienced an interruption in operations and decreased advertising for a short period of time, the storm had little effect on its ongoing operations. Commercial printing revenues also declined $0.7 million. In addition, the Company's Tucson shopper revenues declined. These revenue decreases were slightly offset by an additional publishing week in 1992 as compared to 1991 and by increased advertising revenues in the Southern California market, where circulation expansions added 0.2 million households (27 zones) in 1992. Increased insert advertising by new major retail accounts offset decreased local advertising that resulted from the weak economies in Northern and Southern California.

             Payroll costs and newsprint costs each decreased $1.7 million in 1992. These decreases were partially offset by increased postage costs of $2.8 million. Major customer insert advertising volumes increased, which resulted in higher postage costs due to the application of the overweight postal rate. Circulation expansion in Southern California also contributed to the higher postage costs. Newsprint costs decreased due to lower newsprint prices. Payroll costs decreased as a result of continued focus on controlling costs.

DIRECT MARKETING

             Direct marketing operating results were as follows:
___________________________________________________________________________
IN THOUSANDS                   1993     CHANGE   1992     CHANGE   1991

Revenues                     $129,626   20.7%   $107,351   6.4%    $100,930
Operating expenses            116,806   21.1%     96,439   3.3%      93,399
Operating income             $ 12,820   17.5%   $ 10,912  44.9%    $  7,531

             The 1993 direct marketing revenue growth is a result of continued development and marketing of database and customized data processing services and products. The development and marketing activities resulted in increased sales to existing customers, additional new customers and expansion into international markets. In addition, the Company purchased technology to grow its integrated direct marketing business, which contributed to 1993 revenue growth. Also, the Company acquired a direct marketing company in Jacksonville, Florida in April 1993, which accounted for approximately $7 million of 1993 direct marketing revenues.

             Payroll costs in 1993 rose as a result of an increased customer base and investments in new product development and sales force infrastructure. In addition, the Company incurred operating costs associated with the move of its Cincinnati direct marketing operation as well as startup costs associated with its integrated direct marketing business. In addition, operating expenses associated with the newly acquired direct marketing operation in Jacksonville were part of the 1993 operating expense increase.

             In 1992, transportation services revenues increased $3.5 million due, in part, to the Company's use of its TOPS (Transportation Optimization of Postal Savings) software program, which optimizes customers' postal costs and improves on-time delivery of customers' advertising material. Database revenues rose $2.5 million from marketing efforts for new database products and services as well as from growth in applications for database products in new industry sectors, particularly retail.

             Transportation services costs increased $2.1 million and payroll costs increased $1.7 million in 1992 to support the increased demand for the Company's direct marketing services and products.

TELEVISION

             Television operating results were as follows:
__________________________________________________________________________
IN THOUSANDS            1993      CHANGE      1992      CHANGE      1991

Revenues                     $27,818   8.2%    $25,702   10.3%    $23,308
Operating expenses            19,654   0.5%     19,562    3.6%     18,889
Operating income             $ 8,164  33.0%    $ 6,140   38.9%    $ 4,419

             Both local and national television advertising revenues grew in 1993. In addition, KENS-TV introduced a direct mail product in 1993, which influenced revenue growth. Local television advertising revenues grew 12.6% due to increased volumes and higher rates resulting from KENS' continued leadership position in a healthy San Antonio economy and the 1992 closure of one of San Antonio's two competing daily newspapers. National television advertising also increased 5.5% due to higher demand. Political revenues decreased $0.4 million in 1993, which partially offset these revenue increases. Payroll costs and production costs related to the direct mail product increased in 1993 but were offset by decreases in film programming costs.

             Local and national television advertising revenues increased 7.1% and 8.6%, respectively, in 1992. Political advertising revenues were $0.6 million higher due to the national, state and local elections that year. Local television advertising revenues increased as a result of KENS' continued leadership position in a strong San Antonio market. National advertising revenues grew due to special events, including the 1992 Winter Olympics and the 1992 Super Bowl. Payroll costs increased in 1992, while the remainder of the Company's television operating expenses remained relatively flat due to continued efforts to control costs.

GOODWILL WRITE-DOWN

             In connection with the Company's review of the carrying amount of its investments, including assigned goodwill, the Company determined that goodwill associated with certain of its investments should be written down. That resulted in a charge of $55.5 million in the second quarter of 1993. The write-down was solely related to daily, semi-weekly and weekly newspapers in suburban markets in Boston, Massachusetts ($43.9 million), and in Dallas, Texas ($8.8 million) and to the Company's shopper publication in Tucson, Arizona ($2.8 million).

             In connection with its review, the Company projected undiscounted cash flows for each of its investments over the investment's associated remaining goodwill amortization period. After these projections were compared to corresponding net book values of fixed assets and unamortized goodwill balances, the net goodwill balances were reduced such that the net fixed assets and unamortized goodwill values assigned to these investments were equal to the projected future cash flows discounted at the Company's incremental borrowing rate.

             The cash flow projections were based on economic conditions in those markets and the historical financial performance of these investments, as well as recent changes in competitive conditions in those markets. Management believes operating performance and growth opportunities for each of these investments have been permanently affected. See Note K of Notes to Consolidated Financial Statements.

INTEREST EXPENSE

             Interest expense decreased $6.1 million in 1993 and $4.6 million in 1992. The most significant factor in the 1993 decrease was the redemption of the Company's $200 million 11 7/8% Subordinated Debentures. $100 million of this redemption occurred in August 1993 with borrowings under the Company's credit facility, which at December 31, 1993 had an effective rate of 5.0%. The remaining $100 million redemption occurred in December 1993 primarily with proceeds from the Company's initial public offering. As a result of both redemptions, the Company expects to save approximately $18 million in annual interest based upon its effective borrowing rate of 5% at December 31, 1993.

             Interest expense declined in 1992 due to lower interest rates and reduced debt levels.

INCOME TAXES

             The Company's income tax expense relating to income before extraordinary items increased $1.8 million in 1993 and $6.3 million in 1992 as a result of increased income. The 1993 increase included a benefit of $1.0 million as a result of the Company's recognition of a deferred tax asset, which resulted from state net operating loss carryforwards. In 1991, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As a result, the Company recognized the cumulative favorable effect of a change in the method of accounting for income taxes of $3.1 million in 1991.

             The increase of the corporate federal income tax rate from 34% to 35%, effective as of January 1993, did not have a material effect on the Company's 1993 income tax provision.

EXTRAORDINARY ITEMS

             As a result of the 1993 redemptions discussed under "Interest Expense," the Company incurred extraordinary losses totaling $7.4 million, net of income tax benefits of $4.3 million, from the payment of redemption premiums and the write-off of related unamortized financing costs and issuance costs.

CAPITAL INVESTMENTS

             Investing activities for 1993 included $21.7 million in capital expenditures and $10.9 million in expenditures for acquisitions and reflect the Company's increased investment activities begun in late 1992. The capital expenditures included a nine-unit offset printing press and related building project for the Company's newspaper in Corpus Christi, Texas; shopper inserting and pagination technology; and equipment that supports the Company's integrated direct marketing business. Additionally, equipment was replaced at the Company's Miami shopper damaged during Hurricane Andrew, for which the Company was substantially reimbursed by insurance proceeds. The acquisitions consisted of the purchases of a direct marketing company in Jacksonville, Florida; a radio station in San

Antonio, Texas (KENS-AM), and a West Texas direct mail coupon publication incorporated into the newspaper products in Abilene, San Angelo and Wichita Falls, Texas. These acquisitions and capital expenditures, which support the Company's growth strategy, were funded by the issuance of $20 million of Convertible Notes in September 1992, proceeds of which were used initially to reduce bank debt, and from cash provided by operating activities.

             The Company expects capital expenditures in the next two to three years to be in the range of $10 million annually. Additional amounts may be spent on selective acquisitions as opportunities arise that are consistent with the Company's strategy.

LIQUIDITY AND CAPITAL RESOURCES

             Cash provided by operating activities for the year ended December 31, 1993 was $26.4 million. Net cash outflows for investing activities, which consist primarily of capital expenditures and acquisitions, were $34.7 million for the year ended December 31, 1993 as compared to $10.3 million for the year ended December 31, 1992. See above discussion of capital expenditures under "Capital Investments."

             Cash provided by operating activities for the years ended December 31, 1992 and 1991 was $23.8 million and $23.1 million, respectively. For the years ended December 31, 1992 and 1991, capital expenditures were $6.9 million and $4.5 million, respectively, and consisted principally of the purchase of equipment.

             Capital resources are also available from and provided through the Company's unsecured credit facility. On May 19, 1993, the Company entered into a $320 million credit facility, which includes a $220 million revolving loan commitment and a $100 million term loan. This credit facility replaced the Company's $200 million revolving credit commitment that was scheduled to expire December 31, 1993. All borrowings under the revolving credit facility are to be repaid by December 31, 1999. Management believes that its credit facility, together with cash provided by operating activities, will be sufficient to fund operations, anticipated capital and film expenditures and debt service requirements for the foreseeable future. As of December 31, 1993, the Company had $50.2 million of unused borrowing capacity under its credit facility, of which $28.2 million was reserved to serve as backup for the Company's outstanding commercial paper.

SEASONALITY AND CYCLICALITY

             The Company's businesses tend to be seasonal, with higher revenues and profits occurring in the second through the fourth quarters due to the increased advertising activity during these periods. In addition, the Company's television operation experiences higher revenues and profits during those years when political elections are held. See Note L of Notes to Consolidated Financial Statements.

Harte-Hanks Communications, Inc. and Subsidiaries

                               CONSOLIDATED BALANCE SHEETS
                   (IN THOUSANDS, EXCEPT PER SHARE  AND SHARE AMOUNTS)
                                                                December 31,
ASSETS                                                       1993          1992
Current assets
  Cash..............................................      $  4,392        $  3,279
  Accounts receivable (less allowance for doubtful
    accounts of $2,025 in 1993 and $2,512 in 1992)..        61,130          56,087
  Inventory.........................................         8,032           7,986
  Prepaid expenses..................................         5,385           5,071
  Current deferred income tax benefit...............         4,549           4,763
  Other current assets..............................         3,765           4,685
    Total current assets............................        87,253          81,871
Property, plant and equipment
  Land..............................................        10,679           9,894
  Buildings and improvements........................        42,230          38,373
  Equipment and furniture...........................       130,733         119,135
                                                           183,642         167,402
  Less accumulated depreciation.....................        99,721          91,251
                                                            83,921          76,151
  Construction and equipment installations in
    progress........................................         6,888           2,059
      Net property, plant and equipment.............        90,809          78,210
Goodwill (less accumulated amortization of
 $95,996 in 1993 and $85,812 in 1992)...............       292,944         347,105
Other assets........................................         7,932           8,293
    Total assets....................................      $478,938        $515,479

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable..................................      $ 24,422        $ 22,675
  Accrued payroll and related expenses..............        12,607          10,701
  Accrued interest..................................           950          11,004
  Prepaid subscriptions.............................         3,753           3,510
  Current portion of film contracts.................         1,233           2,143
  Income taxes payable..............................           235           2,191
  Other current liabilities.........................        10,765           8,780
  Current portion of long term debt.................           977         175,215
    Total current liabilities.......................        54,942         236,219
Long term debt......................................       320,087         218,828
Other long term liabilities (including deferred
 income taxes of $10,424 in 1993 and $11,262
 in 1992)...........................................        20,045          18,993
    Total liabilities...............................       395,074         474,040
Stockholders' equity
  Common stock, $1 par value, authorized
   50,000,000 shares.  Issued and outstanding
   1993: 18,129,400 shares; 1992: 11,880,900
   shares (excluding 2,119,100 treasury shares
   in 1992).........................................        18,129          11,881
  Additional paid-in capital........................       142,664          53,615
  Accumulated deficit...............................       (76,929)        (24,057)
    Total stockholders' equity......................        83,864          41,439
    Total liabilities and stockholders' equity......      $478,938        $515,479

See Notes to Consolidated Financial Statements.

Harte-Hanks Communications, Inc. and Subsidiaries
                         CONSOLIDATED STATEMENTS OF OPERATIONS
                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                  Year Ended December 31,
                                                           1993           1992           1991
Revenues...................................              $463,510       $423,296       $416,227
Operating expenses
            Payroll..................................     174,557        160,241        159,601
            Production and distribution..............     165,993        147,853        149,341
            Advertising, selling, general and
              administrative.........................      49,355         44,982         45,203
            Depreciation.............................      11,506         12,184         12,969
            Goodwill amortization....................      10,176         10,788         10,785
            Goodwill write-down......................      55,463           --             --
                                                          467,050        376,048        377,899
Operating income (loss)....................                (3,540)        47,248         38,328
Other expenses (income)
            Interest expense.........................      30,872         37,015         41,582
            Interest income..........................        (160)          (522)          (703)
            Other, net...............................         865           (101)         2,300
                                                           31,577         36,392         43,179
Income (loss) before income taxes..........               (35,117)        10,856         (4,851)
Income tax expense.........................                10,355          8,520          2,201
Income (loss) before extraordinary
            item and cumulative effect of
            accounting change........................     (45,472)         2,336         (7,052)
Extraordinary item -- Loss due to early
            extinguishment of debt, net of income
            tax benefit of $4,319....................      (7,393)          --             --
Cumulative effect to January 1, 1991
            of change in method of accounting
            for income taxes.........................       --              --            3,114
Net income (loss)..........................              $(52,865)      $  2,336       $ (3,938)
Earnings (loss) per common share:
            Income (loss) before extraordinary
              item and cumulative effect of
              accounting change......................    $  (3.49)      $    .19       $   (.57)
            Extraordinary item.......................        (.56)          --             --
            Cumulative effect of accounting
              change.................................        --             --              .25

            Net income (loss)........................    $  (4.05)      $    .19       $   (.32)

Weighted average common and common
            equivalent shares outstanding............      13,038         12,214         12,343

See Notes to Consolidated Financial Statements.

Harte-Hanks Communications, Inc. and Subsidiaries

                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (IN THOUSANDS)
                                                                 Year Ended December 31,
                                                            1993           1992           1991
Operating Activities
        Net income (loss)...........................     $ (52,865)     $   2,336      $  (3,938)
        Adjustments to reconcile net income
           (loss) to net cash provided by
           operating activities:
           Depreciation.............................        11,506         12,184         12,969
           Goodwill amortization....................        10,176         10,788         10,785
           Bad debt expense.........................         4,160          3,649          4,047
           Film amortization........................         3,293          4,209          4,034
           Deferred income taxes....................          (585)          (694)        (2,456)
           Other, net...............................          (223)           280          1,581
           Goodwill write-down......................        55,463           --             --
        Extraordinary loss due to early
             extinguishment of debt..................       11,712           --             --
        Changes in operating assets and liabilities,
           net of effects from acquisitions:
           Increase in accounts receivable, net.....        (9,203)       (12,841)        (3,157)
           (Increase) decrease in inventory.........           (46)         3,544          1,071
           (Increase) decrease in prepaid
             expenses and other current assets.......         (346)           574          3,441
           Increase (decrease) in accounts payable..         1,784            791         (1,092)
           Decrease in other accrued
             expenses and other liabilities..........       (8,500)        (1,462)        (3,378)
          Other, net.................................          103            480           (792)
          Net cash provided by operating activities..       26,429         23,838         23,115
Cash Flows from Investing Activities:
        Acquisitions................................       (10,896)        (1,550)          --
        Purchases of property, plant and equipment..       (21,689)        (6,886)        (4,453)
        Proceeds from the sale of property, plant
          and equipment..............................        1,101          1,942            898
        Payments on film contracts..................        (3,182)        (3,800)        (4,312)
        Net cash used in investing activities.......       (34,666)       (10,294)        (7,867)
Cash Flows from Financing Activities:
        Long term debt borrowings...................       580,615        163,385         95,267
        Payments on debt, including current
          maturities and financing costs.............     (659,663)      (174,140)      (105,455)
        Payment of premium on early
          extinguishment of debt.....................       (6,892)          --             --
        Issuance of common stock....................        95,305           --             --
        Sale of treasury stock......................          --                5             57
        Purchase of treasury stock..................           (15)        (2,258)       (10,391)
        Payments received on notes receivable --
          management group...........................         --             --            4,397
        Net cash provided from (used in) financing
          activities.................................        9,350        (13,008)       (16,125)
        Net increase (decrease) in cash.............         1,113            536           (877)
        Cash at beginning of period.................         3,279          2,743          3,620
        Cash at end of period.......................     $   4,392      $   3,279      $   2,743

See Notes to Consolidated Financial Statements.

Harte-Hanks Communications, Inc. and Subsidiaries

                               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                                             Notes
                                                Additional                 Receivable-    Total
                                      Common      Paid-In    Accumulated   Management  Shareholders'
In thousands                          Stock       Capital      Deficit       Group       Equity

Balance at January 1, 1991........   $ 6,582     $ 60,245    $(11,199)      $(4,397)     $ 51,231
Stock split on a two-for-one basis
  by means of a stock dividend...      6,067         --        (6,067)        --           --
Purchase of treasury stock........      (524)      (5,657)     (4,210)        --         (10,391)
Sale of treasury stock............        11           46        --           --              57
Net loss..........................      --           --        (3,938)        --          (3,938)
Decrease in notes receivable --
  management group...............       --           --           --          4,397        4,397

Balance at December 31, 1991......    12,136       54,634     (25,414)        --          41,356
Purchase of treasury stock........      (256)      (1,023)       (979)        --          (2,258)
Sale of treasury stock............         1            4        --           --               5
Net income........................      --           --         2,336         --           2,336

Balance at December 31, 1992......    11,881       53,615     (24,057)        --          41,439
Common stock issuance.............     6,250       89,055        --           --          95,305
Purchase of treasury stock........        (2)          (6)         (7)        --             (15)
Net loss..........................      --           --       (52,865)        --         (52,865)

Balance at December 31, 1993......   $18,129     $142,664    $(76,929)      $ --         $ 83,864

See Notes to Consolidated Financial Statements.

           HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The accompanying consolidated financial statements present the financial position of Harte-Hanks Communications, Inc. and subsidiaries (the "Company"). Harte-Hanks Communications, Inc. is the successor of HHC Holding Inc., the former parent company of Harte-Hanks Communications, Inc., which was merged into Harte-Hanks Communications, Inc. on October 7, 1993. All of the stock of HHC Holding Inc. was converted, on a share-for-share basis, into stock of Harte-Hanks Communications, Inc.

All intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified for comparative purposes.

TELEVISION REVENUES

Television revenues are presented net of advertising agency commissions. Television revenues for the years ended December 31, 1992 and 1991 have been reclassified to reflect this presentation.

INVENTORY

Inventory, consisting primarily of newsprint and operating supplies, is stated at the lower of cost (first-in, first-out method) or market.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated on the basis of cost. Depreciation of buildings and equipment is computed generally on the straight-line method at rates calculated to amortize the cost of the assets over their useful lives. The general ranges of estimated useful lives are:

    Buildings and improvements................... 10 to 40 years
    Equipment and furniture......................  4 to 20 years

GOODWILL

Goodwill is stated on the basis of cost, adjusted as discussed below, and is amortized on a straight-line basis over 40-year periods.

For each of its investments, the Company assesses the recoverability of its goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through projected undiscounted future cash flows over the remaining amortization period. If projected future cash flows indicate

           HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES that unamortized goodwill will not be recovered, an adjustment is made to reduce the net goodwill to an amount consistent with projected future cash flows discounted at the Company's incremental borrowing rate. Cash flow projections are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

FILM CONTRACTS

Film contract rights represent agreements with film syndicators for television program material. When a program or film becomes available for telecasting, the cost of the contract is recorded as an asset and the corresponding contractual obligation as a liability. The cost is amortized over the expected number of telecasts. The portions of the cost to be amortized within one year and after one year are reflected in the consolidated balance sheets as current and noncurrent other assets, respectively. The payments under these contracts due within one year and after one year are similarly classified as current and noncurrent liabilities.

INCOME TAXES

Effective January 1, 1991, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which changed the criteria for measuring the provision for income taxes and recognizing deferred tax assets and liabilities. Under the asset and liability method, deferred income taxes are recognized for the tax consequences resulting from "temporary differences" by applying enacted statutory tax rates applicable to future years. These "temporary differences" are associated with differences between the financial statement amounts and the tax bases of existing assets and liabilities. Under SFAS No. 109, a statutory change in tax rates will be recognized immediately in deferred taxes and income.

ACCOUNTS PAYABLE

Included in accounts payable are outstanding checks in excess of cash balances of $5.1 million in 1993 and in 1992.

EARNINGS (LOSS) PER SHARE

Primary earnings (loss) per common share is based upon the weighted average number of common shares outstanding and dilutive common stock equivalents from the assumed exercise of stock options using the treasury stock method. Fully diluted earnings (loss) per common share is based upon the weighted average number of common shares outstanding, dilutive common stock equivalents from the assumed exercise of stock options and assumed conversion of convertible notes. Fully diluted earnings (loss) per common share is the same as primary earnings (loss) per share because the effect of the Company's 6 1/4% Convertible Notes due 2002 (the "Convertible Notes") is antidilutive for the applicable periods presented. Stock options issued within one year of the Company's initial public offering have been considered outstanding for all periods presented in accordance with the rules of the Securities and Exchange Commission.

           HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE B -- LONG TERM DEBT

Long term debt consists of the following:
                                                           December 31,
In thousands                                             1993      1992

Revolving loan commitment, various interest rates
 (effective rate of 5.3% at December 31, 1993),
 due in mandatory reductions beginning June 30,
 1996 through December 31, 1999.................       $169,800  $168,100

Term loan, various interest rates (effective rate
 of 5.0% at December 31, 1993), due in mandatory
 reductions beginning June 30, 1995 through
 June 30, 1999..................................        100,000      --

Commercial paper (effective rate of 4.7% at
 December 31, 1993).............................         28,220     6,644

6 1/4% Convertible Notes due September 15, 2002..        20,000    20,000

11 7/8% Subordinated Debentures due August 1,
 2000, net of discount ($1,809 in 1992).........           --     198,191

Miscellaneous notes payable, interest rates
 ranging from 8% to 10%, due on various dates
 through 1998...................................          3,044     1,108

                                                        321,064   394,043

Less current maturities.........................            977   175,215

                                                       $320,087  $218,828

CREDIT FACILITY

On May 19, 1993, the Company entered into a $320 million credit facility, which includes a $220 million revolving loan commitment and a $100 million term loan. This credit facility replaced the Company's $200 million revolving credit commitment that was scheduled to expire December 31, 1993. The $220 million revolving loan commitment requires mandatory reductions of $22 million in 1996, $27.5 million in 1997, $33 million in 1998, and $137.5 million in 1999. The $100 million term loan requires repayments of $10 million in 1995, $20 million in both 1996 and 1997, and $25 million in both 1998 and 1999. The Company pays a 3/8% per annum commitment fee on the unused portion of this revolving loan commitment. As of December 31, 1993, the Company had $50.2 million of unused borrowing capacity under its credit facility, of which $28.2 million was reserved to serve as backup for the Company's outstanding commercial paper.

As of December 31, 1992, all borrowings under the $200 million revolving credit commitment were to be repaid by December 31, 1993. Therefore, of the $175.2 million classified as current maturities as of December 31, 1992, $174.7 million represents borrowings under the Company's revolving credit commitment and its commercial paper borrowings.

           HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES

COMMERCIAL PAPER

The Company maintains unused and available credit under its credit facility in an amount equal to its outstanding commercial paper borrowings.

6 1/4% CONVERTIBLE NOTES

In September 1992, the Company issued $20 million principal amount of its Convertible Notes due September 15, 2002 to an affiliate of Goldman, Sachs & Co. The proceeds from the Convertible Notes were used to fund various capital projects and acquisitions. The Convertible Notes bear interest at 6 1/4%, payable on March 15 and September 15 of each year. The Convertible Notes are convertible into shares of common stock at a conversion price of $14.00. The Convertible Notes may be called at par after March 15, 1996 or at any earlier time that the closing price of the Company's common stock equals or exceeds $21.00 per share for at least 20 out of the previous 30 trading days.

11 7/8% SUBORDINATED DEBENTURES

In 1993, the Company redeemed all of its $200 million principal amount Subordinated Debentures at the redemption percentage of 103.446% plus accrued interest, which resulted in an extraordinary loss of approximately $7.4 million, net of $4.3 million of income tax benefits, from the payment of premiums and the write-off of related unamortized financing costs and original issue discount. A portion of this redemption ($100 million) was funded in August 1993 with borrowings under the Company's credit facility. The remaining $100 million redemption was funded primarily with net proceeds from the Company's initial public offering in November 1993.

OTHER DEBT INFORMATION

As of December 31, 1993, the minimum annual maturities of long term debt (excluding the borrowings under the Company's credit facility) for each of the following years ending December 31 are as follows:

       IN THOUSANDS

       1994 ...........................................   $  977
       1995 ...........................................      337
       1996 ...........................................      380
       1997 ...........................................      100
       1998 ...........................................    1,250

           HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES

Cash payments for interest were $40.8 million, $37.5 million and $42.1 million for the years ended December 31, 1993, 1992 and 1991, respectively.

The Company's credit facility and Convertible Notes purchase agreement contain certain restrictive covenants, including limitations on additional indebtedness and payment of dividends, and require the Company to maintain certain financial ratios. At December 31, 1993, the Company was prohibited under the credit facility from paying dividends.

NOTE C -- INCOME TAXES

Effective January 1, 1991, the Company adopted SFAS No. 109, "Accounting for Income Taxes," which changed the criteria for measuring the provision for income taxes and recognizing deferred tax assets and liabilities. In accordance with the provisions of SFAS No. 109, the Company elected to report the effect of applying this statement as a cumulative effect of a change in accounting principle. The cumulative effect to January 1, 1991 of this change in accounting for income taxes was to decrease the 1991 net loss by $3.1 million with a corresponding reduction in deferred income tax liability.

The components of income tax expense are as follows:

                                      Year Ended December 31,
In thousands              1993                 1992                 1991
                    Current   Deferred   Current  Deferred   Current   Deferred

Federal             $ 9,438   $ 1,395    $7,840    $(935)    $  976      $ 296
State and local       1,210    (1,688)    1,361      254        567        362

Income tax expense  $10,648   $  (293)   $9,201    $(681)    $1,543      $ 658

Included in income tax expense is an adjustment for changes in federal tax laws of $0.1 million in 1993 and an adjustment for changes in state tax laws of $0.2 million in 1991. Of the $1.7 million recognized as a deferred state income tax benefit in 1993, $1.0 million represents an adjustment to the beginning of the year valuation allowance due to the realization of benefits from state operating loss carryforwards. The Company also recognized $4.1 million of current income tax benefits and $0.2 million of deferred income tax benefits related to the extraordinary loss resulting from the redemption of all of its 11 7/8% Subordinated Debentures.

           HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES

The differences between total income tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes were as follows:
                                           Year Ended December 31,
In thousands                         1993          1992           1991
Income tax expense (benefit) at
  statutory Federal income tax
  rates on income (loss) before
  income taxes................... $(12,291)  35%  $3,691  34%  $(1,650)  34%
Effect of goodwill amortization..    3,528   (9%)  3,668  34%    3,667  (75%)
Effect of goodwill write-down....   19,412  (54%)   --    --       --    --
Change in the beginning of
  the year balance of the
  valuation allowance ...........     (967)  (3%)   --    --       --    --
Net effect of state income
  taxes..........................      656    2%   1,066  10%      613  (13%)
Current change in prior tax
  estimate.......................      (25)  --     --    --      (381)   8%
Other, net.......................       42   --       95  --       (48)   1%

Income tax expense for the
  period......................... $ 10,355  (29%) $8,520  78%   $2,201  (45%)

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:

                                                       Year Ended December 31,
In thousands                                              1993         1992
Deferred tax assets:
 State net operating losses.....................       $  4,048    $  3,360
 Accrued benefit costs, primarily pension and
   vacation pay.................................          3,798       3,387
 Accrued casualty and health insurance expense..          1,278       1,543
 Accounts receivable, net.......................            708         854
 Other, net.....................................            368         655

   Total gross deferred tax assets..............         10,200       9,799
   Less valuation allowance.....................         (2,461)     (3,047)

   Net deferred tax assets......................          7,739       6,752

Deferred tax liabilities:
 Property, plant and equipment..................        (13,038)    (12,798)
 Other, net.....................................           (576)       (453)
 Total gross deferred tax liabilities.........          (13,614)    (13,251)
 Net deferred tax liability.....................       $ (5,875)   $ (6,499)

           HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES

The valuation allowance for deferred tax assets as of January 1, 1992 was $1.0 million. The valuation allowance at December 31, 1993 and 1992 related to state net operating losses.

The net deferred tax liability is recorded both as a current deferred income tax benefit and as other long term liabilities based upon the classification of the related temporary difference.

As of December 31, 1993, the Company has net state loss carryforwards, which are available to offset future taxable income. These carryforwards are expected to generate state income tax savings of $1.6 million and will expire by the year 1999. The Company has recognized a deferred tax asset relating to these carryforwards.

Cash payments for income taxes were $8.4 million, $7.2 million and $2.4 million in 1993, 1992 and 1991, respectively. The Company received income tax refunds of $1.0 million and $3.4 million in 1992 and 1991, respectively.

NOTE D -- EMPLOYEE RETIREMENT PLANS

Under the Company's defined benefit pension plans, benefits are based on years of service and the employee's compensation for the five highest consecutive years of salary during the last ten years of service. Benefits vest to the participants upon completion of five years of service or upon reaching age 65, whichever is earlier.

Harte-Hanks' policy is to accrue as expense an amount computed by its actuary and to fund at least the minimum amount required by ERISA. Net pension cost included the following components:

                                                 YEAR ENDED DECEMBER 31,
IN THOUSANDS                             1993            1992            1991

Service cost -- benefits earned
  during the period................... $ 2,861         $ 2,639        $ 2,552

Interest cost on projected
  benefit obligation..................   4,283           3,862          3,616

Actual return on plan assets..........  (3,700)         (2,920)        (6,767)

Net deferrals and amortization........    (685)           (991)         3,487

Net periodic pension cost............. $ 2,759         $ 2,590        $ 2,888


In determining the 1993 actuarial present value of projected benefit obligations, a discount rate of 7 1/2% and an annual rate of increase in future compensation levels of 4% were used. In determining the 1992 and 1991 actuarial present value of projected benefit obligations, a discount rate of 9% and an annual rate of increase in future compensation levels of 5% were used. The expected long term rate of return on plan assets was 10%.

           HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES

The status of Harte-Hanks' employee retirement plans at year-end was as follows:

                                                       December 31,
In thousands                                       1993          1992

Actuarial present value of
 benefit obligations:
  Vested..............................          $ 43,961      $ 34,493
  Non-vested..........................             4,442         3,664
  Total accumulated benefit
   obligations.......................             48,403        38,157

Additional obligation related to
 projected salary increases..........             13,722        10,180

Projected benefit obligations
 for service rendered to date........             62,125        48,337

Fair value of plan assets,
 primarily listed stocks and
 government securities...............            (46,244)      (42,351)

Projected benefit obligation in
 excess of plan assets...............             15,881         5,986

Unrecognized net loss from past
 experience different from
 that assumed........................            (11,458)       (1,538)

Unrecognized prior service costs......               (63)          (68)

Unrecognized net assets at January 1,
 1987 being recognized over average
 expected remaining service period
 of employees........................              1,201         1,326

Recorded pension liability............          $  5,561      $  5,706


The Company also sponsors a 401(k) plan to provide employees with additional income upon retirement. The Company matches a portion of employees' voluntary before-tax contributions. Employees are fully vested in their own contributions and vest in the Company's matching contributions upon three years of service.

           HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE E -- STOCKHOLDERS' EQUITY

On November 3, 1993, the Company issued 6,250,000 shares of its common stock in an initial public offering for net cash proceeds of approximately $95.3 million. These proceeds were used to redeem the remainder of its outstanding 11 7/8% Subordinated Debentures in the aggregate principal amount of $100 million, at the redemption price of 103.446% of principal plus accrued interest.

On October 4, 1993, the Company amended its Certificate of
Incorporation to increase its total authorized capitalization to 50,000,000 shares of common stock and 1,000,000 shares of preferred stock.

In February 1991, the Company repurchased $10.3 million of common stock from certain employees and former employees. In turn, these employees and former employees repaid the related notes receivable held by the Company.

NOTE F -- STOCK OPTION PLANS

In 1984, the Company adopted a Stock Option Plan ("1984 Plan") pursuant to which it issued to officers and key employees options to purchase shares of common stock at prices equal to the market price on the grant date. Market price was determined by the Board of Directors for purposes of granting stock options and making repurchase offers. Options granted under the 1984 Plan become exercisable five years after date of grant. At December 31, 1993, 1992 and 1991, options to purchase 722,300 shares, 732,300 shares and 779,300 shares, respectively, were outstanding under the 1984 Plan, with exercise prices ranging from $5 to $10 per share. No additional options will be granted under the 1984 Plan.

The Company adopted the 1991 Stock Option Plan ("1991 Plan") pursuant to which it may issue to officers and key employees options to purchase up to 2,000,000 shares of common stock. Options have been granted at prices equal to the market price on the grant date ("market price options") and at $1.00 per share ("performance options"). As of December 31, 1993, 1992 and 1991, market price options to purchase 826,000 shares, 341,100 shares and 163,500 shares, respectively, were outstanding with an exercise price of $10 per share, and performance options to purchase 321,000 shares, 198,250 shares and 101,250 shares, respectively, were outstanding with an exercise price of $1 per share. Market price options become exercisable after the fifth anniversary of their date of grant. The performance options become exercisable after the third anniversary of their date of grant, and the extent to which they become exercisable at that time depends upon the extent to which the Company achieves certain goals which are established at the time the options are granted. Compensation expense of $1.2 million, $0.5 million and $0.2 million was recognized for the performance options for the years ended December 31, 1993, 1992 and 1991, respectively.
At December 31, 1993, no options under the 1991 Plan were exercisable.

           HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES

The following summarizes stock option plans activity during 1993, 1992 and 1991:

                                             Year Ended December 31,
                                          1993           1992         1991

Options outstanding at January 1....    1,271,650     1,044,050      705,700
Options granted.....................      622,150       285,600      384,250
Options exercised...................        --           (1,000)     (10,000)
Options cancelled...................      (24,500)      (57,000)     (35,900)
Options outstanding at December 31..    1,869,300     1,271,650    1,044,050
Options exercisable at December 31..      363,300       188,900      151,300

Option prices per share:
  Granted............................  $1.00-$10.00  $1.00-$10.00  $1.00-$10.00
  Exercised..........................      --           $5.00         $5.00
  Cancelled..........................  $1.00-$10.00  $1.00-$10.00  $1.00-$10.00

NOTE G -- LEASES

The Company leases certain real estate and equipment under various operating leases. Most of the leases contain renewal options for varying periods of time. The total rent expense under all operating leases was $9.7 million for the years ended December 31, 1993 and 1992 and $10.8 million for the year ended December 31, 1991. The future minimum rental commitments for all non-cancellable operating leases with terms in excess of one year as of December 31, 1993 are as follows:

           IN THOUSANDS

           1994...................................$ 7,260
           1995...................................  6,142
           1996...................................  4,737
           1997...................................  1,887
           1998...................................    722
           After 1998.............................  2,261

           Total future minimum rental payments...$23,009

           HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE H -- BUSINESS SEGMENTS
                                                YEAR ENDED DECEMBER 31,
In thousands                                 1993        1992         1991
Operating revenues
  Newspapers.........................      $131,545    $126,222     $127,061
  Shoppers...........................       174,521     164,021      164,928
  Direct marketing...................       129,626     107,351      100,930
  Television.........................        27,818      25,702       23,308
    Total operating revenues.........      $463,510    $423,296     $416,227

Operating income (loss)(1)
  Newspapers(1)......................      $(30,974)    $20,973     $ 16,664
  Shoppers(1)........................        12,685      15,517       16,234
  Direct marketing...................        12,820      10,912        7,531
  Television.........................         8,164       6,140        4,419
  General corporate expense, net.....        (6,235)     (6,294)      (6,520)
    Total operating income (loss)....      $ (3,540)    $47,248     $ 38,328

Identifiable assets
  Newspapers.........................      $224,280    $276,891     $289,606
  Shoppers...........................       107,617     111,823      110,259
  Direct marketing...................        66,164      43,488       38,313
  Television.........................        71,729      72,408       76,194
  General corporate..................         9,148      10,869       12,536
    Total identifiable assets........      $478,938    $515,479     $526,908

Depreciation and goodwill amortization
  Newspapers.........................      $ 10,489     $11,828     $ 12,209
  Shoppers...........................         5,579       5,733        5,951
  Direct marketing...................         2,697       2,242        2,225
  Television.........................         2,770       2,964        2,982
  General corporate..................           147         205          387
    Total depreciation and
     goodwill amortization...........      $ 21,682     $22,972      $23,754
Capital expenditures
  Newspapers.........................      $  9,744     $ 1,387     $  1,094
  Shoppers...........................         5,857       3,176        1,957
  Direct marketing...................         5,498       2,520        1,082
  Television.........................           573       1,036          311
  General corporate..................            17          21            9
    Total capital expenditures(2)....      $ 21,689     $ 8,140     $  4,453

(1) Year ended December 31, 1993 includes goodwill write-down of $55.5 million. As a result of this write-down, 1993 newspaper and shopper operating income was reduced by $52.7 million and $2.8 million, respectively.

(2) Includes $1.2 million of capitalized expenditures purchased under capital leases for the period ended
     December 31, 1992.

           HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE I -- COMMITMENTS AND CONTINGENCIES

At December 31, 1993, the Company had outstanding letters of credit in the amount of $7.9 million. These letters of credit exist to support the Company's insurance programs relating to worker's compensation, automobile and general liability.

NOTE J -- FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments.

The Convertible Notes, issued in September 1992, are not publicly traded. Based on the conversion rights of the notes and the market value of the common stock at December 31, 1993, the estimated fair value of the Convertible Notes was $27.9 million at December 31, 1993.

Because of their maturities and/or interest rates, the Company's other financial instruments have a fair value approximating their carrying value. These instruments include accounts receivable, revolving credit borrowings, commercial paper, trade and film payables, and miscellaneous notes receivable and payable.

NOTE K -- GOODWILL WRITE-DOWN

In connection with its review of the carrying amount, including assigned goodwill, of its investments, the Company determined, based on management's estimate of future cash flows from its properties, that goodwill associated with certain of its investments should be written down. This resulted in a charge of $55.5 million in the second quarter of 1993. The write-down was solely related to daily, semi-weekly and weekly newspapers in suburban markets in Boston, Massachusetts ($43.9 million), Dallas, Texas ($8.8 million) and a shopper publication in Tucson, Arizona ($2.8 million). See Note A of Notes to Consolidated Financial Statements.

           HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE L -- SELECTED QUARTERLY DATA (UNAUDITED)
(In thousands, except per share amounts)

                                                          QUARTER ENDED
                                      DECEMBER 31  SEPTEMBER 30     JUNE 30     MARCH 31
1993
  Operating revenues................   $129,369      $117,512     $116,011      $100,618
  Operating income (loss)...........     17,836        13,478      (40,822)(1)     5,968
  Income (loss) before
    extraordinary item..............      6,650         2,167      (53,167)(1)    (1,122)
  Extraordinary loss due to early
    extinguishment of debt,
    net of income taxes.............     (3,543)(2)    (3,850)(2)       --            --
  Net income (loss).................      3,107        (1,683)     (53,167)(1)    (1,122)
  Income (loss) before extraordinary
    items per common share..........        .40           .17        (4.43)(1)      (.09)
  Net income (loss) per common
    share...........................        .19          (.14)       (4.43)(1)      (.09)

1992
  Operating revenues................   $116,646      $106,267     $105,541       $94,842
  Operating income..................     15,455        12,954       13,632         5,207
  Net income (loss).................      1,329           970         (353)          390
  Net income (loss) per common
   share............................        .11           .08         (.03)          .03

Notes:

(1) Includes a goodwill write-down of $55.5 million. See Notes A, H and K of Notes to Consolidated Financial Statements.

(2) Represents extraordinary losses from the redemption of all of the Company's 11 7/8% Subordinated Debentures. See Note B of Notes to
    Consolidated Financial Statements.

                                       87


FIVE-YEAR FINANCIAL SUMMARY

                                                                   YEAR ENDED DECEMBER 31,
(in thousands, except per share amounts)               1993         1992            1991            1990           1989
                                                        (1)
Income Statement Data:
       Revenues...................................   $463,510     $423,296        $416,227        $426,280       $432,878
       Operating expenses:
         Payroll, production and distribution.....    340,550      308,094         308,942         314,526        321,350
         Selling, general and administrative......     49,355       44,982          45,203          48,498         49,534
         Depreciation.............................     11,506       12,184          12,969          15,062         15,631
         Goodwill amortization....................     10,176       10,788          10,785          10,785         10,763
         Goodwill write-down......................     55,463         --              --              --             --
           Total operating expenses...............    467,050      376,048         377,899         388,871        397,278

       Operating income (loss)....................     (3,540)      47,248          38,328          37,409         35,600
       Interest expense, net......................     30,712       36,493          40,879          47,230         52,987
       Income (loss) from continuing operations(2)    (45,472)       2,336          (7,052)         (9,279)       (17,732)
       Net income (loss)..........................    (52,865)(3)    2,336          (3,938)(4)     (18,257)(5)    (17,732)
       Income (loss) from continuing operations
         per common share(2)......................      (3.49)         .19            (.57)           (.70)         (1.29)
       Net income (loss) per common share.........      (4.05)(6)      .19            (.32)          (1.37)         (1.29)
       Weighted average common and common
         equivalent shares outstanding............     13,038       12,214          12,343          13,301         13,778
Segment Data:
       Revenues:
         Newspapers...............................   $131,545     $126,222        $127,061        $134,613       $149,290
         Shoppers.................................    174,521      164,021         164,928         171,864        168,124
         Direct Marketing.........................    129,626      107,351         100,930          95,120         92,959
         Television...............................     27,818       25,702          23,308          24,683         22,505
           Total revenues.........................   $463,510     $423,296        $416,227        $426,280       $432,878
       Operating income (loss):
         Newspapers...............................   $(30,974)    $ 20,973        $ 16,664        $ 15,058       $ 15,654
         Shoppers.................................     12,685       15,517          16,234          20,330         21,976
         Direct Marketing.........................     12,820       10,912           7,531           6,602          5,655
         Television...............................      8,164        6,140           4,419           5,225          4,099
         General corporate........................     (6,235)      (6,294)         (6,520)         (9,806)       (11,784)
           Total operating income (loss)..........   $ (3,540)    $ 47,248        $ 38,328        $ 37,409       $ 35,600

Other Data:
       Operating Cash Flow(7).....................   $ 73,605     $ 70,220        $ 62,082        $ 63,256       $ 61,994
       Capital expenditures.......................     21,689        8,140           4,453          11,884          9,340

Balance Sheet Data (at end of period):
       Property, plant and equipment, net.........   $ 90,809     $ 78,210        $ 83,114        $ 93,423       $ 97,702
       Goodwill, net..............................    292,944      347,105         356,511         367,294        374,949
       Total assets...............................    478,938      515,479         526,908         556,129        572,030
       Total long term debt.......................    320,087      218,828(8)      399,243         415,994        410,805
       Total stockholders' equity(9)..............     83,864(10)   41,439          41,356          51,231         69,258

(1) Includes goodwill write-down of $55.5 million ($4.25 per share). Newspaper and shopper operating income was affected by $52.7 million and $2.8 million, respectively. See Notes A, H and K of Notes to Consolidated Financial Statements.

(2) Represents income (loss) and income (loss) per common share before extraordinary item and cumulative effect of change in accounting method.

(3) Includes extraordinary loss from the early extinguishment of debt of $7.4 million, net of $4.3 million income tax benefit.

                                  88

(4) Includes the cumulative favorable effect of change in method of accounting for income taxes of $3.1 million. See Note C of Notes to Consolidated Financial Statements.

(5) Includes extraordinary loss resulting from the early extinguishment of debt of $9.0 million, net of $4.6 million income tax benefit.

(6) Excluding the goodwill write-down and extraordinary items, earnings per share on a fully diluted basis were 71 cents per share.

(7) Operating cash flow is defined as operating income plus depreciation and amortization and goodwill write-down.
       Operating cash flow is not intended to represent cash flow or any other measure of performance in accordance with generally accepted accounting principles.

(8) Long term debt in 1992 excludes $174.7 million of borrowings under the Company's revolving credit commitment and commercial paper borrowings classified as current maturities. See Note B of Notes to Consolidated Financial Statements.

(9)    There were no dividends declared in periods presented.

(10) Includes the net proceeds from issuance of 6,250,000 shares of the Company's common stock at $16.50 per share in an initial public offering in November 1993.

                     INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Harte-Hanks Communications, Inc.:

We have audited the accompanying consolidated balance sheets of Harte-Hanks Communications, Inc. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harte-Hanks Communications, Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note C to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1991 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."
                                                KPMG Peat Marwick

San Antonio, Texas
January 28, 1994

                                 90