Form 10-K405, Exhibit 13
HARTE HANKS COMMUNICATIONS INC
filed 1995-03-30
CIK 45919

FINANCIAL CONTENTS

Management's Discussion and Analysis...........................        14
Consolidated Balance Sheets....................................        19
Consolidated Statements of Operations..........................        20
Consolidated Statements of Cash Flows..........................        21
Consolidated Statements of Stockholders' Equity................        22
Notes to Consolidated Financial Statements.....................        23
Five-Year Financial Summary ...................................        30
Independent Auditors' Report...................................        31
Directors, Officers and Corporate Information..................        32


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

        Since 1992, the Company has pursued a growth strategy designed to take advantage of the opportunities in the businesses and markets in which it operates. This has led to increased investments in technology, equipment and personnel; the introduction of new products and services in existing markets; entry into new markets and several acquisitions. In late 1993, the Company issued shares of its common stock in an initial public offering. This offering enabled the Company to increase its financial flexibility and reduce debt. As a result of its growth strategy and improving economies in some of the Company's markets, revenues grew 21%, or $90.3 million, from $423.3 million in 1992 to $513.6 million in 1994. At the same time, operating income, excluding the goodwill write-down discussed under "Goodwill Write-Down" (page 17), increased 36%, or $16.8 million, from $47.2 million in 1992 to $64.0 million in 1994.

        In 1993, the Company redeemed all of its $200 million principal amount 11 7/8% Subordinated Debentures. A portion of this redemption ($100 million) was funded in August 1993 with borrowings under the Company's credit facility. The remaining $100 million redemption in December 1993 was funded primarily with proceeds from the Company's initial public offering in November 1993, which generated net proceeds of $95.3 million. In 1994, the Company further reduced its debt and funded capital expenditures and an acquisition with cash flow generated from operating activities. As a result, the Company reduced its total borrowings from $394.0 million at December 31, 1992 to $293.3 million at December 31, 1994, while funding $35.7 million of capital investments and four acquisitions.

        Harte-Hanks derives the majority of its revenues from the sale of advertising and direct marketing services. In addition, the Company's newspapers earn revenues from paid circulation. The Company's newspapers, shoppers and television station operate in local markets and are affected by the strength of the local economies as well as by national trends that affect these local economies. As a national business, direct marketing is affected to a greater extent by general national economic trends and developments in national markets for its services and products. The Company's principal expense items are payroll, postage and newsprint. Newsprint prices were low by historical standards during 1992 and 1993. In 1994, there were three newsprint price increases, and additional price increases will occur in 1995. Postal rates, which typically increase every three to four years, increased 14% in January 1995.

RESULTS OF OPERATIONS

        Operating results, excluding the effect of the 1993 goodwill write-down and extraordinary items, were as follows:

------------------------------------------------------------------------------------------------------------------
IN THOUSANDS                                         1994        CHANGE        1993         Change        1992
------------------------------------------------------------------------------------------------------------------
Revenues                                           $513,630       10.8%       $463,510       9.5%        $423,296
Operating expenses                                  449,616        9.2%        411,587       9.5%         376,048
                                                   --------                   --------                   --------
Operating income                                   $ 64,014       23.3%       $ 51,923       9.9%        $ 47,248
                                                   ========                   ========                   ========
Net income                                         $ 23,822      138.4%       $  9,991     327.7%        $  2,336
                                                   ========                   ========                   ========

        Each business segment contributed to the Company's revenue and operating income growth in 1994. In particular, the direct marketing business contributed significantly with revenue growth of 29.4% and operating income growth of 51.0%. Overall growth resulted from development of new products and services, new customers, acquisitions, shopper circulation expansion and generally improving economic conditions. The same growth factors also caused operating expenses to increase in 1994. Revenue and expense growth were also affected by the divestiture of the Company's smallest shopper, located in Tucson.

        Revenues also grew in all business segments in 1993, influenced by the development of new products and services, as well as investments in shopper circulation expansion. The acquisition of a direct marketing company in April 1993 also was a factor, as were improving economies in some of the Company's markets. The same factors also caused operating expenses to increase in 1993.

--------------------------------------------------------------------------------

DIRECT MARKETING

        Direct marketing operating results were as follows:

-----------------------------------------------------------------------------------------------------------------
IN THOUSANDS                                         1994        CHANGE        1993         Change        1992
-----------------------------------------------------------------------------------------------------------------

Revenues                                             $167,779    29.4%       $129,626       20.7%        $107,351
Operating expenses                                    148,418    27.1%        116,806       21.1%          96,439
                                                     --------                --------                    --------
Operating income                                     $ 19,361    51.0%       $ 12,820       17.5%        $ 10,912
                                                     ========                ========                    ========

        Direct marketing revenues increased $38.2 million, or 29.4%, in 1994 when compared to 1993. Revenues rose in all core service offerings, with the largest increases occurring in integrated direct marketing, database, transportation and response management services. Overall, revenue growth resulted from increased business with both new and existing customers, particularly in services and products provided to the retail, banking and mutual funds industries, as well as other financial institutions and business-to-business customers.

        Direct marketing revenue growth in 1994 was also enhanced by the acquisitions made in April 1993 and October 1994. The Company acquired Direct Market Concepts, Inc. in April 1993 and Select Marketing, Inc. in October 1994. Direct Market Concepts provides integrated direct marketing services primarily to financial institutions, while Select Marketing offers response management services to business-to-business clients in the high technology industry, a new market for Harte-Hanks in 1994.

        Direct marketing operating expenses grew $31.6 million, or 27.1%, in 1994 when compared to 1993. Payroll costs and production and distribution costs increased to support revenue growth. Depreciation increased primarily as a result of increased capital investments made during late 1993 and 1994. The increase in total operating expenses was also impacted by the acquisitions.

        The 1993 direct marketing revenue growth of $22.3 million, or 20.7%, was a result of continued development and marketing of database and customized data processing services and products. The development and marketing activities resulted in increased sales to existing customers, the addition of new customers and expansion into international markets. In addition, the Company purchased technology to grow its integrated direct marketing business, which contributed to 1993 revenue growth. Another factor in the revenue growth was the April 1993 acquisition.

        Payroll costs in 1993 rose as a result of an increased customer base and investments in new product development and sales force infrastructure. In addition, the Company incurred operating costs associated with the move of its Cincinnati direct marketing operation, as well as startup costs associated with its integrated direct marketing business. The April 1993 acquisition also caused operating expenses to increase.

        On January 31, 1995, the Company acquired Steinert & Associates, a New York City firm specializing in direct marketing communications and advertising.

SHOPPERS

        Shopper operating results, excluding the effect of the 1993 goodwill write-down, were as follows:

------------------------------------------------------------------------------------------------------------------------------------
IN THOUSANDS                                         1994        CHANGE        1993         Change        1992
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                             $176,461    1.1%        $174,521       6.4 %        $164,021
Operating expenses                                    158,718   (0.2)%        159,080       7.1 %         148,504
                                                     --------                --------                    --------
Operating income                                     $ 17,743   14.9 %       $ 15,441      (0.5)%        $ 15,517
                                                     ========                ========                    ========

        Excluding revenues from the Company's smallest shopper, sold in February 1994, shopper revenues grew $7.0 million, or 4.1%, in 1994 when compared to 1993. Revenue growth was primarily due to circulation expansion and, to a lesser extent, increased advertising in existing circulation zones and increased newsstand product volumes. A newsstand product, which takes ads in one or more related product categories from individual zoned editions and groups them for re-publication, was introduced in the Southern California market in late 1993. Circulation expansion in all four shopper markets brought total weekly circulation to 6.9 million households at December 31, 1994.

        Excluding operating expenses from the divested shopper, operating expenses increased $5.3 million, or 3.5%. Payroll costs increased $2.2 million, or 3.9%, while general and administrative costs rose $0.4 million, or 2.7%. Postage costs grew $1.5 million, or 3.5%, due to higher circulation. Newsprint costs increased $0.3 million, or 2.5%, due to higher volumes as a result of circulation growth offset by average price declines.

        Shopper revenues grew 6.4% in 1993, primarily as a result of increased circulation. Total shopper circulation grew 0.9 million households to 7.0 million households at December 31, 1993. This circulation growth occurred in the Southern California, Miami/Ft. Lauderdale and Dallas/Fort Worth markets. The shopper divested in 1994 accounted for 0.3 million of these households. Higher insert volumes in existing zones and restored circulation in the Company's Miami shopper, which was negatively impacted by Hurricane Andrew in August 1992, also contributed to the 1993 revenue growth. Also, shoppers' 1993 results reflect the fact that there was one less publishing week in 1993 than in 1992.

        In 1993, postage costs increased $5.1 million, or 12.6%, and newsprint costs increased $1.6 million, or 13.8%. Other expense categories, except payroll, also rose due to the increase in shopper advertising volumes. Postage costs increased due to higher circulation and higher insert volumes, which result in increased postage costs due to the application of the overweight postal rate. Newsprint costs rose as a result of increased circulation in expansion zones as well as higher ad volumes in existing zones. While increased circulation caused postage and newsprint costs to rise, payroll costs remained relatively flat due to the Company's use of automatic inserting technology and other cost control measures.

--------------------------------------------------------------------------------

NEWSPAPERS

        Newspaper operating results, excluding the effect of the 1993 goodwill write-down, were as follows:


------------------------------------------------------------------------------------------------------------------------------------
IN THOUSANDS                                         1994        CHANGE        1993         Change        1992
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                             $140,761    7.0%        $131,545       4.2%         $126,222
Operating expenses                                    114,398    4.2%         109,812       4.3%          105,249
                                                     --------                --------                    --------
Operating income                                     $ 26,363   21.3%        $ 21,733       3.6%         $ 20,973
                                                     ========                ========                    ========

        Newspaper revenues increased $9.2 million, or 7.0%, in 1994 when compared to 1993. Overall advertising revenues grew $7.9 million, or 8.1%, primarily as a result of increased volumes and, to a lesser extent, increases in average effective rates. Classified advertising revenues, in particular, increased 13.6% led by strong automotive volumes and, to a lesser extent, help wanted revenues in the Company's suburban markets. Retail advertising revenues increased 4.1%, while insert revenues rose 1.4%. In addition, niche and specialty product revenues grew, in part due to higher direct mail revenues from a direct mail program into 150,000 households in the Rio Grande Valley established in 1994. Circulation revenues grew $1.8 million, or 5.8%, primarily reflecting home-delivery price increases in the fall of 1993 and, to a lesser degree, home-delivery price increases in the fall of 1994.

        Newspaper operating expenses grew $4.6 million, or 4.2%, in 1994 when compared to 1993. Payroll costs rose $3.2 million, or 6.1%, due to increased sales commissions on higher advertising volumes, normal payroll increases and higher incentive compensation. In addition, general and administrative costs rose $1.5 million, or 10.9%, primarily due to increased promotional activity and other costs associated with producing higher revenues. Production and distribution costs rose $0.7 million, or 2.0%, due to higher production costs caused by increased volumes offset by decreased newsprint costs of $0.1 million. Newsprint expense was flat as a result of lower average newsprint prices offset by higher volumes. Goodwill amortization decreased $0.8 million due to the second quarter 1993 goodwill write-down relating to the Company's suburban newspapers in Boston and Dallas.

        In November 1994, the Company announced that it had signed an agreement to sell its community newspapers in suburban Boston. The sale is expected to close in early 1995. The anticipated gain, net of income taxes, is not expected to be significant.

        Advertising revenues rose $4.1 million, or 4.4%, in 1993 due to increased volumes and new products. Retail and classified advertising revenues grew 2.5% and 7.8%, respectively. In addition, circulation revenues grew $1.0 million, or 3.3%, primarily due to higher rates.

        In 1993, payroll costs increased $2.9 million, or 5.9%, resulting primarily from normal payroll increases as well as investments made to develop niche publications and specialized services. Higher volumes and, to a lesser extent, price increases caused newsprint costs to increase by $1.7 million, or 11.2%.

--------------------------------------------------------------------------------

TELEVISION

        Television operating results were as follows:

------------------------------------------------------------------------------------------------------------------------------------
IN THOUSANDS                                         1994        CHANGE        1993         Change        1992
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                             $28,629     2.9%        $27,818        8.2%         $25,702
Operating expenses                                    19,683     0.2%         19,654        0.5%          19,562
                                                     -------                 -------                     -------
Operating income                                     $ 8,946     9.6%        $ 8,164       33.0%         $ 6,140
                                                     =======                 =======                     =======

        Revenues for the television segment increased $0.8 million, or 2.9% in 1994 when compared to 1993. Revenues from the television station operation increased $1.0 million, or 3.9%, primarily due to increased political advertising. Increased production activity as well as a direct mail product and radio station introduced in 1993 also generated additional revenues in 1994. These increases were offset by a revenue decline from the segment's print graphics operation, which was restructured during the year.

        Television operating expenses remained flat during 1994 when compared to 1993. Film programming cost decreases during 1994 were offset by slight increases in other expense categories.

        In 1993, television advertising revenues grew $1.5 million, or 6.9%. In addition, the station introduced a direct mail product, which influenced revenue growth. Television advertising revenues grew due to increased volumes, higher rates and increased demand resulting from the station's continued leadership position in a healthy San Antonio economy and the 1992 closure of one of San Antonio's two competing daily newspapers. Political revenues decreased $0.4 million in 1993, which partially offset these revenue increases. Payroll costs and production costs related to the direct mail product increased in 1993 but were offset by decreases in film programming costs.

--------------------------------------------------------------------------------

INTEREST EXPENSE

        Interest expense decreased $13.5 million in 1994 and $6.1 million in 1993, primarily as a result of reduced debt levels and the use of less expensive debt. The Company redeemed $100 million of its 11 7/8% Subordinated Debentures in August 1993 with borrowings under the Company's credit facility. The remaining $100 million redemption in December 1993 was funded primarily with proceeds from the Company's initial public offering.

INCOME TAXES

        The Company's income tax expense relating to income before extraordinary items increased $11.5 million in 1994 and $1.8 million in 1993 as a result of increased income. The 1993 increase included a benefit of $1.0 million as a result of the Company's recognition of a deferred tax asset, which resulted from state net operating loss carryforwards.

GOODWILL WRITE-DOWN

        In connection with the Company's review of the carrying amount of its investments, including assigned goodwill, the Company determined that goodwill associated with certain of its investments should be written down. That resulted in a charge of $55.5 million in the second quarter of 1993. The write-down was solely related to daily, semi-weekly and weekly newspapers in suburban markets in Boston, Massachusetts ($43.9 million) and in Dallas, Texas ($8.8 million) and to the Company's shopper publication in Tucson, Arizona ($2.8 million).

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

CAPITAL INVESTMENTS

        Investing activities for 1994 included $21.8 million for capital expenditures and an acquisition. In the direct marketing business, the capital expenditures consisted of new computer systems to increase capacity and new equipment to support its growing customer base. The Company's other expenditures included shopper inserting equipment and imagesetter technology; the final expenditures to complete the purchase of a nine-unit offset printing press and related building for the Company's newspaper in Corpus Christi, Texas; newspaper imagesetter technology and investments in television production equipment. These investments were funded by cash provided by operating activities.

        The investments in 1994 were a continuation of growth strategy investments made in 1993, when the Company spent $32.6 million for capital expenditures and acquisitions. The 1993 acquisitions consisted of the purchases of a direct marketing company, a radio station in San Antonio, Texas (KENS-AM) and a West Texas direct mail coupon publication. These acquisitions and capital expenditures were funded from cash provided by operating activities and the issuance of $20 million of Convertible Notes in September 1992, proceeds of which were used initially to reduce bank debt.

LIQUIDITY AND CAPITAL RESOURCES

        Cash provided by operating activities for 1994 was $49.0 million. Net cash outflows for investing activities, which consist primarily of capital expenditures and acquisitions, were $23.6 million for 1994 as compared to $34.7 million for 1993. See above discussion of capital expenditures under "Capital Investments."

        Cash provided by operating activities for 1993 and 1992 was $26.4 million and $23.8 million, respectively. For 1993 and 1992, capital expenditures were $21.7 million and $6.9 million, respectively, and consisted principally of the purchase of equipment.

        Capital resources are also available from and provided through the Company's unsecured credit facility. On February 2, 1995, the Company amended its $320 million credit facility. The credit facility consisted of a $220 million revolving loan commitment that was to expire December 31, 1999 and a $100 million term loan. The $100 million term loan required repayments of $10 million in 1995, $20 million in both 1996 and 1997, and $25 million in both 1998 and 1999. The amended credit facility is a $320 million variable rate revolving loan commitment that requires mandatory reductions of $70.4 million in 1998, $76.8 million in 1999, $83.2 million in 2000 and $89.6 million in 2001. The Company will realize savings both in interest and commitment fees due to more favorable terms in the amended credit facility agreement.

        Management believes that its credit facility, together with cash provided by operating activities, will be sufficient to fund operations, anticipated capital expenditures and debt service requirements for the foreseeable future. As of December 31, 1994, the company had $185.4 million of unused borrowing capacity under its credit facility, of which $136.5 million was reserved to serve as backup for the Company's outstanding commercial paper and other short-term borrowing facilities.

SEASONALITY AND CYCLICALITY

        The Company's businesses tend to be seasonal, with higher revenues and profits occurring in the second through the fourth quarters due to the increased advertising activity during these periods. In addition, the Company's television operation experiences higher revenues and profits during those years when political elections are held. See Note M of Notes to Consolidated Financial Statements.

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    DECEMBER 31,
IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS                                               1994              1993
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
        Cash.........................................................................         $  4,391        $  4,392
        Accounts receivable (less allowance for doubtful
           accounts of $2,910 in 1994 and $2,025 in 1993)............................           70,929          61,130
        Inventory....................................................................           13,454           8,032
        Prepaid expenses.............................................................            5,904           5,385
        Current deferred income tax benefit..........................................            6,808           4,549
        Other current assets.........................................................            4,143           3,765
                                                                                              --------        --------
            Total current assets.....................................................          105,629          87,253
                                                                                              --------        --------
Property, plant and equipment
        Land.........................................................................           10,352          10,679
        Buildings and improvements...................................................           42,701          42,230
        Equipment and furniture......................................................          140,175         130,733
                                                                                              --------        --------
                                                                                               193,228         183,642
        Less accumulated depreciation................................................          104,283          99,721
                                                                                              --------        --------
                                                                                                88,945          83,921
        Construction and equipment installations in progress.........................            2,333           6,888
                                                                                              --------        --------
            Net property, plant and equipment........................................           91,278          90,809
                                                                                              --------        --------
Intangible and other assets
        Goodwill (less accumulated amortization
            of $104,557 in 1994 and $95,996 in 1993).................................          290,335         292,944
        Other assets.................................................................            9,656           7,932
                                                                                              --------        --------
            Total intangible and other assets........................................          299,991         300,876
                                                                                              --------        --------
            Total assets.............................................................         $496,898        $478,938
                                                                                              ========        ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
        Accounts payable.............................................................         $ 31,229        $ 24,422
        Accrued payroll and related expenses.........................................           17,996          12,607
        Accrued interest.............................................................              731             950
        Prepaid subscriptions........................................................            3,978           3,753
        Current portion of film contracts............................................            1,717           1,233
        Income taxes payable.........................................................            1,867             235
        Other current liabilities....................................................           13,165          10,765
        Current portion of long term debt............................................              469             977
                                                                                              --------        --------
            Total current liabilities................................................           71,152          54,942
Long term debt.......................................................................          292,858         320,087
Other long term liabilities (including deferred
        income taxes of $8,901 in 1994 and $10,424 in 1993)..........................           25,248          20,045
                                                                                              --------        --------
            Total liabilities........................................................          389,258         395,074
                                                                                              --------        --------
Stockholders' equity
        Common stock, $1 par value, authorized
            50,000,000 shares.  Issued and outstanding
            1994: 18,342,503 shares; 1993: 18,129,400 shares.........................           18,342          18,129
        Additional paid-in capital...................................................          144,350         142,664
        Accumulated deficit..........................................................          (53,107)        (76,929)
        Minimum pension liability adjustment.........................................           (1,945)             --
                                                                                              --------        --------
            Total stockholders' equity...............................................          107,640          83,864
                                                                                              --------        --------
            Total liabilities and stockholders' equity...............................         $496,898        $478,938
                                                                                              ========        ========

See Notes to Consolidated Financial Statements.

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

------------------------------------------------------------------------------------------------------------------------------------
                                                                                           YEAR ENDED DECEMBER 31,
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS                                         1994                 1993                  1992
------------------------------------------------------------------------------------------------------------------------------------
Revenues...........................................................           $513,630             $463,510              $423,296
Operating expenses
        Payroll....................................................            193,874              174,557               160,241
        Production and distribution................................            179,699              165,993               147,853
        Advertising, selling, general and administrative...........             54,083               49,355                44,982
        Depreciation...............................................             12,508               11,506                12,184
        Goodwill amortization......................................              9,452               10,176                10,788
        Goodwill write-down........................................                 --               55,463                    --
                                                                              --------             --------              --------
                                                                               449,616              467,050               376,048
                                                                              --------             --------              --------
Operating income (loss)............................................             64,014               (3,540)               47,248
                                                                              --------             --------              --------
Other expenses (income)
        Interest expense...........................................             17,364               30,872                37,015
        Interest income............................................               (154)                (160)                 (522)
        Other, net.................................................              1,142                  865                  (101)
                                                                              --------             --------              --------
                                                                                18,352               31,577                36,392
                                                                              --------             --------              --------
Income (loss) before income taxes..................................             45,662              (35,117)               10,856
Income tax expense.................................................             21,840               10,355                 8,520
                                                                              --------             --------              --------
Income (loss) before extraordinary item............................             23,822              (45,472)                2,336
Extraordinary item - Loss due to early extinguishment of debt,
        net of income tax benefit of $4,319........................                 --               (7,393)                   --
                                                                              --------             --------              --------
Net income (loss)..................................................           $ 23,822             $(52,865)             $  2,336
                                                                              ========             ========              ========
Earnings (loss) per common share - primary
        Income (loss) before extraordinary item....................           $   1.25             $  (3.49)             $    .19
        Extraordinary item.........................................                 --                 (.56)                   --
                                                                              --------             --------              --------
        Net income (loss)..........................................           $   1.25             $  (4.05)             $    .19
                                                                              ========             ========               =======
        Weighted average common and
            common equivalent shares outstanding...................             19,046               13,038                12,214
                                                                              ========            =========             =========
Earnings (loss) per common share - fully diluted
        Income (loss) before extraordinary item....................           $   1.20             $  (3.49)             $    .19
        Extraordinary item.........................................                 --                 (.56)                   --
                                                                              --------             --------              --------
        Net income (loss)..........................................           $   1.20             $  (4.05)             $    .19
                                                                              ========             ========              ========
        Weighted average common and
            common equivalent shares...............................             20,488               13,038               12,214
                                                                              ========             ========              =======





See Notes to Consolidated Financial Statements.

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS




------------------------------------------------------------------------------------------------------------------------------------
                                                                                    YEAR ENDED DECEMBER 31,
IN THOUSANDS                                                                   1994           1993           1992
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
        Net income (loss)..........................................          $  23,822     $ (52,865)      $   2,336
        Adjustments to reconcile net income (loss)
            to net cash provided by operating activities
              Depreciation.........................................             12,508        11,506          12,184
              Goodwill amortization................................              9,452        10,176          10,788
              Amortization of option related compensation..........              1,605         1,228             505
              Film amortization....................................              2,746         3,293           4,209
              Deferred income taxes................................             (2,219)         (585)           (694)
              Other, net...........................................                728          (223)            280
              Goodwill write-down..................................                 --        55,463              --
              Extraordinary loss due to early
                  extinguishment of debt...........................                 --        11,712              --
        Changes in operating assets and liabilities,
            net of effects from acquisitions:
              Increase in accounts receivable, net.................             (7,898)       (5,043)         (9,192)
              (Increase) decrease in inventory.....................             (5,543)          (46)          3,544
              (Increase) decrease in prepaid expenses
                  and other current assets                                        (648)         (346)            574
              Increase in accounts payable.........................              6,010         1,784             791
              Increase (decrease) in other accrued
                  expenses and other liabilities                                 8,129        (8,500)         (1,462)
              Other, net...........................................                262        (1,125)            (25)
                                                                             ---------     ---------       ---------
        Net cash provided by operating activities..................             48,954        26,429          23,838
                                                                             ---------     ---------       ---------
Cash Flows from Investing Activities
        Acquisitions...............................................             (7,800)      (10,896)         (1,550)
        Purchases of property, plant and equipment.................            (13,985)      (21,689)         (6,886)
        Proceeds from the sale of property, plant
            and equipment                                                          357         1,101           1,942
        Payments on film contracts.................................             (2,122)       (3,182)         (3,800)
                                                                             ---------     ---------       ---------
        Net cash used in investing activities......................            (23,550)      (34,666)        (10,294)
                                                                             ---------     ---------       ---------
Cash Flows from Financing Activities
        Long term debt borrowings..................................            657,695       580,615         163,385
        Payments on debt, including current
            maturities and financing costs.........................           (684,675)     (659,663)       (174,140)
        Issuance of common stock...................................              1,575        95,305              --
        Payment of premium on early extinguishment of debt.........                 --        (6,892)             --
        Purchase of treasury stock.................................                 --           (15)         (2,258)
        Sale of treasury stock.....................................                 --            --               5
                                                                             ---------     ---------       ---------
        Net cash provided by (used in) financing activities........            (25,405)        9,350         (13,008)
                                                                             ---------     ---------       ---------
        Net increase (decrease) in cash............................                 (1)        1,113             536
        Cash at beginning of period................................              4,392         3,279           2,743
                                                                             ---------     ---------       ---------
        Cash at end of period......................................          $   4,391     $   4,392       $   3,279
                                                                             =========     =========       =========

See Notes to Consolidated Financial Statements.

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

------------------------------------------------------------------------------------------------------------------------------------
                                                                         ADDITIONAL                      MINIMUM         TOTAL
                                                              COMMON       PAID-IN      ACCUMULATED  PENSION LIABILITY STOCKHOLDERS'
IN THOUSANDS                                                  STOCK        CAPITAL        DEFICIT       ADJUSTMENT       EQUITY
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1992.......................            $12,136        $ 54,634       $(25,414)       $    --       $  41,356
Purchase of treasury stock.......................               (256)         (1,023)          (979)            --          (2,258)
Sale of treasury stock...........................                  1               4             --             --               5
Net income.......................................                 --              --          2,336             --           2,336
                                                             -------        --------       --------        -------       ---------
Balance at December 31, 1992.....................             11,881          53,615        (24,057)            --          41,439
Common stock issuance............................              6,250          89,055             --             --          95,305
Purchase of treasury stock.......................                 (2)             (6)            (7)            --             (15)
Net loss.........................................                 --              --        (52,865)            --         (52,865)
                                                             -------        --------       --------        -------       ---------
Balance at December 31, 1993.....................             18,129         142,664        (76,929)            --          83,864
Common stock issued - employee benefit plans.....                 33             502             --             --             535
Exercise of stock options .......................                180           1,184             --             --           1,364
Adjustment for minimum pension liability, net of
    income taxes of $1.3 million ................                 --              --             --         (1,945)         (1,945)
Net income.......................................                 --              --         23,822             --          23,822
                                                             -------        --------       --------        -------       ---------
BALANCE AT DECEMBER 31, 1994.....................            $18,342        $144,350       $(53,107)       $(1,945)       $107,640
                                                             =======        ========       ========        =======        ========


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

             Buildings and improvements......        10 to 40 years
             Equipment and furniture..........        4 to 20 years

GOODWILL

Goodwill is stated on the basis of cost, adjusted as discussed below, and is amortized on a straight-line basis over 40-year periods.

For each of its investments, the Company assesses the recoverability of its goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through projected undiscounted future cash flows over the remaining amortization period. If projected future cash flows indicate that unamortized goodwill will not be recovered, an adjustment is made to reduce the net goodwill to an amount consistent with projected future cash flows discounted at the Company's incremental borrowing rate. Cash flow projections are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

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

INCOME TAXES

Income taxes are calculated using the asset and liability method required by Statement of Financial Accounting Standards ("SFAS") No. 109. Deferred income taxes are recognized for the tax consequences resulting from "temporary differences" by applying enacted statutory tax rates applicable to future years. These "temporary differences" are associated with differences between the financial statement amounts and the tax bases of existing assets and liabilities. Under SFAS No. 109, a statutory change in tax rates will be recognized immediately in deferred taxes and income.

EARNINGS (LOSS) PER SHARE

Primary earnings (loss) per common share is based upon the weighted average number of common shares outstanding and dilutive common stock equivalents from the assumed exercise of stock options using the treasury stock method. Fully diluted earnings (loss) per common share is based upon the weighted average number of common shares outstanding, dilutive common stock equivalents from the assumed exercise of stock options and assumed conversion of convertible notes. For 1993 and 1992, fully diluted earnings (loss) per common share is the same as primary earnings (loss) per share because the effect of the Company's 6 1/4% Convertible Notes due 2002 (the "Convertible Notes") is antidilutive for the applicable periods presented. Stock options issued within one year of the Company's initial public offering in 1993 were considered outstanding for all periods in accordance with the rules of the Securities and Exchange Commission.

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE B -- LONG TERM DEBT

Long term debt consists of the following:

--------------------------------------------------------------------------------
                                                   DECEMBER 31,
IN THOUSANDS                                       1994    1993
--------------------------------------------------------------------------------
Revolving loan commitment, various
    interest rates (effective rate of 7.1%
    at December 31, 1994), due in
    mandatory reductions beginning
    June 30, 1996 through
    December 31, 1999................        $  34,600      $169,800
Term loan, various interest rates
    (effective rate of 6.9% at
    December 31, 1994), due in
    mandatory reductions beginning
    June 30, 1995 through
    June 30, 1999....................         100,000        100,000
Commercial paper (effective rate of
    7.1% at December 31, 1994).......          41,538         28,220
Bank lines, various interest rates
    (effective rates ranging from 6.9%
    to 7.4% at December 31, 1994) ...          95,000             --
6 1/4% Convertible Notes due
    September 15, 2002...............          20,000         20,000
Miscellaneous notes payable, interest
    rates ranging from 7.3% to 8%, due
    on various dates through 1998....           2,189          3,044
                                             --------       --------
                                              293,327        321,064
Less current maturities..............             469            977
                                             --------       --------
                                             $292,858       $320,087
                                             ========       ========

CREDIT FACILITY

On February 2, 1995, the Company amended its $320 million credit facility. The credit facility consisted of a $220 million revolving loan commitment that would have expired December 31, 1999. It also consisted of a $100 million term loan that required repayments of $10 million in 1995, $20 million in both 1996 and 1997, and $25 million in both 1998 and 1999. The amended credit facility is a $320 million revolving commitment that requires mandatory reductions of $70.4 million in 1998, $76.8 million in 1999, $83.2 million in 2000 and $89.6 million in 2001. The Company pays a commitment fee of .1875% to .3750% on the unused portion of the commitment. As of December 31, 1994, the Company had $185.4 million of unused borrowing capacity under its credit facility, of which $136.5 million was reserved to serve as backup for the Company's outstanding commercial paper and other short term borrowings.

COMMERCIAL PAPER

The Company maintains unused and available credit under its credit facility in an amount equal to its outstanding commercial paper borrowings.

BANK LINES

In 1994, the Company entered into three separate short term borrowing arrangements. Under these arrangements, the Company can borrow up to a maximum of $160 million. These short term borrowings are classified as long term debt since it is the Company's intent to renew or replace these borrowings with its revolving credit commitment.

6 1/4% CONVERTIBLE NOTES

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

OTHER DEBT INFORMATION

As of December 31, 1994, the minimum annual maturities of long term debt (excluding the borrowings under the Company's credit facility in effect December 31, 1994) for each of the following years ending December 31 are as follows:

-----------------------------------------------------------------
          IN THOUSANDS
-----------------------------------------------------------------
          1995.............................        $  469
          1996.............................           380
          1997.............................           100
          1998.............................         1,240

Cash payments for interest were $17.6 million, $40.8 million and $37.5 million for the years ended December 31, 1994, 1993 and 1992, respectively.

The Company's credit facility and Convertible Notes purchase agreement contain certain restrictive covenants, including limitations on additional indebtedness and payment of dividends, and require the Company to maintain certain financial ratios.

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE C -- INCOME TAXES

The components of income tax expense are as follows:

--------------------------------------------------------------------------------
                                                    YEAR ENDED DECEMBER 31,
IN THOUSANDS                                  1994          1993           1992
--------------------------------------------------------------------------------
Current
    Federal................                  $20,719      $  9,438        $ 7,840
    State and local........                    3,413         1,210          1,361
                                             -------       -------        -------
       Total current.......                  $24,132       $10,648        $ 9,201
                                             =======       =======        =======
Deferred
    Federal................                  $(2,377)     $  1,395        $  (935)
    State and local........                       85        (1,688)           254
                                             -------      --------        -------
       Total deferred......                  $(2,292)     $   (293)       $  (681)
                                             =======      ========        =======

Included in income tax expense is an adjustment for changes in federal tax laws of $0.1 million in 1993. Of the $1.7 million recognized as a deferred state income tax benefit in 1993, $1.0 million represents an adjustment to the beginning of the year valuation allowance due to the realization of benefits from state operating loss carryforwards. The Company also recognized $4.1 million of current income tax benefits and $0.2 million of deferred income tax benefits related to the extraordinary loss resulting from the redemption of all of its 11 7/8% Subordinated Debentures in 1993.

The differences between total income tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes were as follows:

------------------------------------------------------------------------------------------------------
                                                YEAR ENDED DECEMBER 31,
IN THOUSANDS                           1994                  1993                      1992
------------------------------------------------------------------------------------------------------
Computed expected
    income tax
    expense . . . . . . .       $15,982      35%       $(12,291)      35%        $3,691        34%
Effect of goodwill
    amortization. . . . .         3,262       7%          3,528      (10)%        3,668        34%
Net effect of state
    income taxes. . . . .         2,303       5%            656       (2)%        1,066        10%
Effect of goodwill
    write-down. . . . . .            --      --          19,412      (55)%           --        --
Change in the beginning
    of the year balance
    of the valuation
    allowance . . . . . .           (30)     --            (967)       3%            --        --
Other, net. . . . . . . .           323       1%             17       --             95        --
                                -------      ---       --------      ----       -------        ---
Income tax expense
    for the period. . . .       $21,840      48%       $ 10,355      (29)%      $ 8,520        78%
                                =======      ===       ========      =====      =======        ===


The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:

------------------------------------------------------------------------------------
                                                             DECEMBER 31,
IN THOUSANDS                                              1994           1993
------------------------------------------------------------------------------------
Deferred tax assets:
    State net operating losses.............             $  2,736        $  4,048
    Accrued benefit costs, primarily
      pension and vacation pay.............                6,095           3,798
    Accrued casualty and health
      insurance expense....................                2,302           1,278
    Accounts receivable, net...............                1,018             708
    State income tax.......................                  656              52
    Other, net.............................                  315             316
                                                        --------        --------
      Total gross deferred tax assets......               13,122          10,200
      Less valuation allowance.............               (1,592)         (2,461)
                                                        --------        --------
      Net deferred tax assets..............               11,530           7,739
                                                        --------        --------
Deferred tax liabilities:
    Property, plant and equipment..........              (13,100)        (13,038)
    Other, net.............................                 (523)           (576)
                                                        --------        --------
      Total gross deferred tax liabilities               (13,623)        (13,614)
                                                        --------        --------
    Net deferred tax liability.............             $ (2,093)       $ (5,875)
                                                        ========        ========

The valuation allowance for deferred tax assets as of January 1, 1993 was $3.0 million. The valuation allowance at December 31, 1994 and 1993 related to state net operating losses, which are not expected to be realized.

The net deferred tax liability is recorded both as a current deferred income tax benefit and as other long term liabilities based upon the classification of the related temporary difference.

As of December 31, 1994, the Company has net state loss carryforwards, which are available to offset future taxable income. These carryforwards are expected to generate state income tax savings of $1.1 million and will expire by the year 1999. The Company has recognized a deferred tax asset relating to these carryforwards.

Cash payments for income taxes were $22.2 million, $8.4 million and $7.2 million in 1994, 1993 and 1992, respectively.

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE D -- EMPLOYEE BENEFIT PLANS

Under the Company's defined benefit pension plans, benefits are based on years of service and an employee's compensation for the five highest consecutive years of salary during the last ten years of service. Benefits vest to the participants upon completion of five years of service or upon reaching age 65, whichever is earlier. Harte-Hanks' policy is to accrue as expense an amount computed by its actuary and to fund at least the minimum amount required by ERISA.

In 1994, the Company adopted a non-qualified, supplemental pension plan covering certain employees, which provides for incremental pension payments so that total pension payments equal amounts that would have been payable from the Company's principal pension plans if it were not for limitations imposed by income tax regulations. The projected benefit obligation relating to this unfunded plan was $1.6 million at December 31, 1994, and related pension expense was $0.3 million in 1994.

Net pension cost for all plans included the following components:

-------------------------------------------------------------------------------------
                                                    YEAR ENDED DECEMBER 31,
IN THOUSANDS                                  1994           1993          1992
-------------------------------------------------------------------------------------
Service cost -- benefits earned
    during the period......                  $ 3,572        $ 2,861        $ 2,639

Interest cost on projected
    benefit obligation.....                    4,608          4,283          3,862

Actual return on plan assets                   1,493         (3,700)        (2,920)

Net deferrals and amortization                (5,872)          (685)          (991)
                                             -------        -------        -------
Net periodic pension cost..                  $ 3,801        $ 2,759        $ 2,590
                                             =======        =======        =======


In determining the 1994, 1993 and 1992 actuarial present value of benefit obligations, discount rates of 8.0%, 7.5% and 9.0% were used, respectively. Annual rates of increase in future compensation levels of 4% in 1994 and 1993 and 5% in 1992 were used. The expected long term rate of return on plan assets was 10%.

The status of Harte-Hanks' employee retirement plans at year-end was as follows:

--------------------------------------------------------------------------------
                                                          DECEMBER 31,
IN THOUSANDS                                         1994               1993
--------------------------------------------------------------------------------
Actuarial present value
    of benefit obligations:
    Vested.......................                  $ 49,722             $ 43,961
    Non-vested...................                     5,580                4,442
                                                   --------             --------
    Total accumulated
      benefit obligations........                    55,302               48,403

Additional obligation
    related to projected
    salary increases.............                     7,675               13,722
                                                   --------             --------
Projected benefit
    obligations for service .....
    rendered to date.............                    62,977               62,125

Fair value of plan assets,
    primarily listed stocks and
    government securities .......                   (45,331)             (46,244)
                                                   --------             --------
Projected benefit obligation
    in excess of plan assets.....                    17,646               15,881

Unrecognized net loss from
    past experience different
    from that assumed............                   (11,571)             (11,458)

Unrecognized prior
    service costs................                    (1,358)                 (63)

Unrecognized net assets
    at January 1, 1987
    being recognized
    over average expected
    remaining service period
    of employees.................                     1,075                1,201

Adjustment to recognize
    minimum liability............                     4,179                   --
                                                   --------             --------
Recorded pension liability.......                  $  9,971             $  5,561
                                                   ========             ========

The Company also sponsors a 401(k) plan to provide employees with additional income upon retirement. The Company matches a portion of employees' voluntary before tax contributions. Employees are fully vested in their own contributions and vest in the Company's matching contribution upon three years of service.

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

In 1994, the Company adopted the 1994 Employee Stock Purchase Plan, which provides for a total of 300,000 shares to be sold to participating employees at 85% of the fair market value at specified quarterly investment dates. Shares available for sale totaled 266,997 at December 31, 1994.

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

NOTE F -- STOCK OPTION PLANS

In 1984, the Company adopted a Stock Option Plan ("1984 Plan") pursuant to which it issued to officers and key employees options to purchase shares of common stock at prices equal to the market price on the grant date. Market price was determined by the Board of Directors for purposes of granting stock options and making repurchase offers. Options granted under the 1984 Plan become exercisable five years after date of grant. At December 31, 1994, 1993 and 1992, options to purchase 540,200 shares, 722,300 shares and 732,300 shares, respectively, were outstanding under the 1984 Plan, with exercise prices ranging from $5 to $10 per share. No additional options will be granted under the 1984 Plan. At December 31, 1994, 323,200 options under the 1984 plan were exercisable.

The Company adopted the 1991 Stock Option Plan ("1991 Plan") pursuant to which it may issue to officers and key employees options to purchase up to 2,000,000 shares of common stock. Options have been granted at prices equal to the market price on the grant date ("market price options") and at $1.00 per share ("performance options"). As of December 31, 1994, 1993 and 1992, market price options to purchase 929,600 shares, 826,000 shares and 341,100 shares, respectively, were outstanding with exercise prices ranging from $10.00 to $20.125 per share, and performance options to purchase 362,700 shares, 321,000 shares and 198,250 shares, respectively, were outstanding with an exercise price of $1 per share. Market price options become exercisable after the fifth anniversary of their date of grant. The performance options become exercisable after the third anniversary of their date of grant, and the extent to which they become exercisable at that time depends upon the extent to which the Company achieves certain goals which are established at the time the options are granted. Compensation expense of $1.6 million, $1.2 million and $0.5 million was recognized for the performance options for the years ended December 31, 1994, 1993 and 1992, respectively. At December 31, 1994, 87,250 options under the 1991 Plan were exercisable.

The following summarizes stock option plans activity during 1994, 1993 and 1992:

----------------------------------------------------------------------
                                        NUMBER           RANGE OF
IN THOUSANDS                            OF SHARES       OPTION PRICE
----------------------------------------------------------------------
Options outstanding
    at January 1, 1992                1,044,050
Granted....................             285,600         $1.00 - $10.00
Exercised..................              (1,000)                $ 5.00
Cancelled..................             (57,000)        $1.00 - $10.00
                                     ----------
Options outstanding
    at December 31, 1992              1,271,650
Granted....................             622,150         $1.00 - $10.00
Cancelled..................             (24,500)        $1.00 - $10.00
                                     ----------
Options outstanding
    at December 31, 1993              1,869,300
Granted....................             188,200         $1.00 - $20.13
Exercised..................            (180,100)        $1.00 - $ 8.75
Cancelled..................             (44,900)        $1.00 - $19.25
                                     ----------
Options outstanding
    at December 31, 1994              1,832,500
                                     ==========

NOTE G -- LEASES

The Company leases certain real estate and equipment under various operating leases. Most of the leases contain renewal options for varying periods of time. The total rent expense under all operating leases was $10.4 million for the year ended December 31, 1994 and $9.7 million for the years ended December 31, 1993 and 1992.

The future minimum rental commitments for all non- cancellable operating leases with terms in excess of one year as of December 31, 1994 are as follows:

           ----------------------------------------------------------
           IN THOUSANDS
           ----------------------------------------------------------
           1995............................................   $ 8,131
           1996............................................     6,519
           1997............................................     3,774
           1998............................................     1,886
           1999............................................     1,623
           After 1999......................................     8,596
                                                              -------
           Total future minimum rental payments............   $30,529
                                                              =======

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE H -- BUSINESS SEGMENTS



--------------------------------------------------------------------------------------------------------------
                                                                              YEAR ENDED DECEMBER 31,
IN THOUSANDS                                                             1994           1993           1992
--------------------------------------------------------------------------------------------------------------
Operating revenues
        Direct marketing...........................................     $167,779       $129,626       $107,351
        Shoppers...................................................      176,461        174,521        164,021
        Newspapers1................................................      140,761        131,545        126,222
        Television.................................................       28,629         27,818         25,702
                                                                        --------       --------       --------
            Total operating revenues...............................     $513,630       $463,510       $423,296
                                                                        ========       ========       ========
Operating income (loss)2
        Direct marketing...........................................     $ 19,361       $ 12,820       $ 10,912
        Shoppers2..................................................       17,743         12,685         15,517
        Newspapers1,2..............................................       26,363        (30,974)        20,973
        Television.................................................        8,946          8,164          6,140
        General corporate expense, net.............................       (8,399)        (6,235)        (6,294)
                                                                        --------       --------       --------
            Total operating income (loss)..........................     $ 64,014       $ (3,540)      $ 47,248
                                                                        ========       ========       ========
Identifiable assets
        Direct marketing...........................................     $ 84,965       $ 66,164       $ 43,488
        Shoppers...................................................      104,528        107,617        111,823
        Newspapers1................................................      223,632        224,280        276,891
        Television.................................................       70,333         71,729         72,408
        General corporate..........................................       13,440          9,148         10,869
                                                                        --------       --------       --------
            Total identifiable assets..............................     $496,898       $478,938       $515,479
                                                                        ========       ========       ========
Depreciation
        Direct marketing...........................................     $  2,948       $  2,160       $  1,898
        Shoppers...................................................        3,905          3,659          3,807
        Newspapers1................................................        4,510          4,499          5,040
        Television.................................................        1,041          1,041          1,234
        General corporate..........................................          104            147            205
                                                                        --------       --------       --------
            Total depreciation.....................................     $ 12,508       $ 11,506       $ 12,184
                                                                        ========       ========       ========
Goodwill amortization
        Direct marketing...........................................     $    648       $    537       $    344
        Shoppers...................................................        1,867          1,920          1,926
        Newspapers1................................................        5,189          5,990          6,788
        Television.................................................        1,748          1,729          1,730
                                                                        --------       --------       --------
            Total goodwill amortization............................     $  9,452       $ 10,176       $ 10,788
                                                                        ========       ========       ========
Capital expenditures
        Direct marketing...........................................     $  5,334       $  5,498       $  2,520
        Shoppers...................................................        3,316          5,857          3,176
        Newspapers1................................................        4,409          9,744          1,387
        Television.................................................          883            573          1,036
        General corporate..........................................           43             17             21
                                                                        --------       --------       --------
            Total capital expenditures3............................     $ 13,985       $ 21,689       $  8,140
                                                                        ========       ========       ========

1 In November 1994, the Company signed an agreement to sell its community newspapers in suburban Boston. The sale is expected to close in early 1995. The anticipated gain, net of income taxes, is not expected to be significant.

2 Year ended December 31, 1993 includes goodwill write-down of $55.5 million.
  As a result of this write-down, 1993 newspaper and shopper operating income was reduced by $52.7 million and $2.8 million, respectively.

3 Includes $1.2 million of capitalized expenditures purchased under capital leases for the period ended December 31, 1992.

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


NOTE I -- COMMITMENTS AND CONTINGENCIES

At December 31, 1994, the Company had outstanding letters of credit in the amount of $5.7 million. These letters of credit exist to support the Company's insurance programs relating to worker's compensation, automobile and general liability.

NOTE J -- FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments.

The Convertible Notes, issued in September 1992, are not publicly traded. Based on the market value of the common stock at December 31, 1994, the estimated fair value of the Convertible Notes was $27.9 million at December 31 , 1994.

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

NOTE L -- EXTRAORDINARY LOSS

During 1993, the Company redeemed all of its $200 million principal amount Subordinated Debentures at the redemption percentage of 103.446% plus accrued interest, which resulted in an extraordinary loss of $7.4 million, net of $4.3 million of income tax benefits, from the payment of premiums and the write-off of related unamortized financing costs and original issue discount.


NOTE M -- SELECTED QUARTERLY DATA (UNAUDITED)

----------------------------------------------------------------------------------------------------------------
                                                                              Quarter Ended
In thousands, except per share amounts                   December 31   September 30      June 30      March 31
----------------------------------------------------------------------------------------------------------------
1994
        Revenues......................................     $143,216       $128,433       $126,866       $115,115
        Operating income..............................       20,972         16,843         17,760          8,439
        Net income....................................        8,367          6,249          6,939          2,267
        Earnings per common share - primary...........          .44            .33            .36            .12
        Earnings per common share - fully diluted.....          .42            .31            .35            .12

1993
        Revenues......................................     $129,369       $117,512       $116,011       $100,618
        Operating income (loss).......................       17,836         13,478        (40,822)1        5,968
        Income (loss) before
           extraordinary item.........................        6,650          2,167        (53,167)1       (1,122)
        Extraordinary loss due to early
          extinguishment of debt,
          net of income taxes.........................       (3,543)2       (3,850)2         --             --
        Net income (loss).............................        3,107         (1,683)       (53,167)1       (1,122)
        Earnings (loss) before extraordinary
          items per common share......................          .40            .17          (4.43)1         (.09)
        Earnings (loss) per common share..............          .19           (.14)         (4.43)1         (.09)


1 Includes a goodwill write-down of $55.5 million. See Notes A,H and K of Notes to Consolidated Financial Statements.

2 Represents extraordinary losses from the redemption of all of the Company's
  11 7/8% Subordinated Debentures.

  See Note L of Notes to Consolidated Financial Statements.

FIVE-YEAR FINANCIAL SUMMARY


-------------------------------------------------------------------------------------------------------------------
                                                                         YEAR ENDED DECEMBER 31,
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS                   1994        1993 1        1992         1991         1990
-------------------------------------------------------------------------------------------------------------------
Income Statement Data
        Revenues.....................................  $513,630     $463,510     $423,296     $416,227     $426,280
        Operating expenses
           Payroll, production and distribution......   373,573      340,550      308,094      308,942      314,526
           Selling, general and administrative.......    54,083       49,355       44,982       45,203       48,498
           Depreciation..............................    12,508       11,506       12,184       12,969       15,062
           Goodwill amortization.....................     9,452       10,176       10,788       10,785       10,785
           Goodwill write-down.......................        --       55,463           --           --           --
                                                       --------     --------     --------     --------     --------
               Total operating expenses..............   449,616      467,050      376,048      377,899      388,871
        Operating income (loss)......................    64,014       (3,540)      47,248       38,328       37,409
        Interest expense, net........................    17,210       30,712       36,493       40,879       47,230
        Income (loss) from continuing operations 2...    23,822      (45,472)       2,336       (7,052)      (9,279)
        Net income (loss)............................    23,822      (52,865) 3     2,336       (3,938) 4   (18,257) 5
        Earnings (loss) from continuing operations
          per common share - fully diluted 2.........      1.20        (3.49)         .19         (.57)        (.70)
        Earnings (loss) per common share -
          fully diluted..............................      1.20        (4.05) 6       .19         (.32)       (1.37)
        Weighted average common and common
          equivalent shares outstanding -
          fully diluted..............................    20,488       13,038       12,214       12,343       13,301

Segment Data
        Revenues
          Direct Marketing...........................  $167,779     $129,626     $107,351     $100,930     $ 95,120
          Shoppers...................................   176,461      174,521      164,021      164,928      171,864
          Newspapers.................................   140,761      131,545      126,222      127,061      134,613
          Television.................................    28,629       27,818       25,702       23,308       24,683
                                                       --------     --------     --------     --------     --------
          Total revenues.............................  $513,630     $463,510     $423,296     $416,227     $426,280
        Operating income (loss)
        Direct Marketing.............................  $ 19,361     $ 12,820     $ 10,912     $  7,531     $  6,602
          Shoppers...................................    17,743       12,685       15,517       16,234       20,330
          Newspapers.................................    26,363      (30,974)      20,973       16,664       15,058
          Television.................................     8,946        8,164        6,140        4,419        5,225
          General corporate..........................    (8,399)      (6,235)      (6,294)      (6,520)      (9,806)
                                                       --------     --------     --------     --------     --------
          Total operating income (loss)..............  $ 64,014     $ (3,540)    $ 47,248     $ 38,328     $ 37,409

Other Data
        Operating cash flow 7........................  $ 85,974     $ 73,605     $ 70,220     $ 62,082     $ 63,256
        Capital expenditures.........................    13,985       21,689        8,140        4,453       11,884

Balance Sheet Data (at end of period)
        Property, plant and equipment, net...........  $ 91,278     $ 90,809     $ 78,210     $ 83,114     $ 93,423
        Goodwill, net................................   290,335      292,944      347,105      356,511      367,294
        Total assets.................................   496,898      478,938      515,479      526,908      556,129
        Total long term debt.........................   292,858      320,087      218,828 8    399,243      415,994
        Total stockholders' equity 9.................   107,640       83,864 10    41,439       41,356       51,231

 1 Includes goodwill write-down of $55.5 million ($4.25 per share). Newspaper and shopper operating income was affected by $52.7 million and $2.8 million, respectively. See Notes A, H and K of Notes to Consolidated Financial Statements.

 2 Represents income (loss) and income (loss) per common share before extraordinary item and cumulative effect of change in accounting method.

 3 Includes extraordinary loss from the early extinguishment of debt of $7.4 million, net of $4.3 million income tax benefit.

 4 Includes the cumulative favorable effect of change in method of accounting for income taxes of $3.1 million.

 5 Includes extraordinary loss resulting from the early extinguishment of debt of $9.0 million, net of $4.6 million income tax benefit.

 6 Excluding the goodwill write-down and extraordinary items, earnings per share on a fully diluted basis were 71 cents per share.

 7 Operating cash flow is defined as operating income plus depreciation, goodwill amortization and goodwill write-down. Operating cash flow is not intended to represent cash flow or any other measure of performance in accordance with generally accepted accounting principles.

 8 Long term debt in 1992 excludes $174.7 million of borrowings under the Company's revolving credit commitment and commercial paper borrowings classified as current maturities.

 9 There were no dividends declared in periods presented.

10 Includes the net proceeds from issuance of 6,250,000 shares of the Company's common stock at $16.50 per share in an initial public offering in November 1993.

INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Harte-Hanks Communications, Inc.:


We have audited the accompanying consolidated balance sheets of Harte-Hanks Communications, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harte-Hanks Communications, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.


                                      KPMG PEAT MARWICK LLP


San Antonio, Texas
January 25, 1995

DIRECTORS

DR. PETER T. FLAWN
President Emeritus,
The University of Texas at Austin;
Chairman, Audit Committee

LARRY FRANKLIN
President and Chief Executive Officer

CHRISTOPHER M. HARTE
Private Investor

EDWARD H. HARTE
Retired Publisher, CORPUS CHRISTI CALLER-TIMES

HOUSTON H. HARTE
Chairman of the Board

JAMES L. JOHNSON
Chairman Emeritus, GTE Corporation;
Chairman, Compensation Committee

ANDREW B. SHELTON
Chairman of the Board, ABILENE REPORTER-NEWS

OFFICERS

LARRY FRANKLIN
President and Chief Executive Officer

HARRY J. BUCKEL
Senior Vice President, Shoppers

MICHAEL J. CONLY
Senior Vice President, Television

DONALD R. CREWS
Senior Vice President, Legal and Secretary

RICHARD M. HOCHHAUSER
Senior Vice President, Direct Marketing

RICHARD L. RITCHIE
Senior Vice President, Finance
and Chief Financial Officer

STEPHEN W. SULLIVAN
Senior Vice President, Newspapers

KEVIN J. BARRY
Vice President, Newspapers

CRAIG COMBEST
Vice President, Direct Marketing

CHARLES DALL'ACQUA
Vice President, Direct Marketing

PETER E. GORMAN
Vice President, Shoppers

BILL R. GULLEDGE
Vice President, Newspapers

FRANK PUCKETT, JR.
Vice President, Newspapers

TED SHERWIN
Vice President, Direct Marketing

CORPORATE INFORMATION

COMMON STOCK
The Company's common stock is listed on the New York Stock Exchange (symbol:
HHS). During the period November 4 through December 31, 1993, the high and low sales price was $19 1/2 and $15 1/8, respectively. The quarterly stock price range for 1994 was as follows:

        --------------------------------------------------------
        1994                                   HIGH        LOW
        --------------------------------------------------------
        First Quarter                         21 1/4      17 7/8
        Second Quarter                        20          18 1/2
        Third Quarter                         19 7/8      18 1/8
        Fourth Quarter                        19 7/8      17 3/4

There are approximately 1,180 holders of record.

TRANSFER AGENT AND REGISTRAR
Bank of Boston
Mail Stop 45-02-09
P.O. Box 644
Boston, Massachusetts 02102-0644

ANNUAL MEETING OF STOCKHOLDERS
The annual meeting of stockholders will be held at 10 a.m. May 19, 1995, at the Harte-Hanks corporate office, 200 Concord Plaza Drive, Suite 800, San Antonio, Texas.

FORM 10-K ANNUAL REPORT
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained, without charge, upon written request to:

        Donald R. Crews, Secretary
        Harte-Hanks Communications, Inc.
        P.O. Box 269
        San Antonio, Texas 78291-0269

Design and Production: Harte-Hanks Graphics
Customer Photography: Mark Langford
Printing: Avon-Behren Printing
Printed on Recycled Paper