Form 10-K405, Exhibit 13
period 1996-12-31
HARTE HANKS COMMUNICATIONS INC
filed 1997-03-28
CIK 45919

                                                              EXHIBIT 13

                                                              FINANCIAL CONTENTS

Management's Discussion and Analysis...........................13
Consolidated Balance Sheets....................................19
Consolidated Statements of Operations..........................20
Consolidated Statements of Cash Flows..........................21
Consolidated Statements of Stockholders' Equity................22
Notes to Consolidated Financial Statements.....................23
Five-Year Financial Summary....................................30
Independent Auditors' Report...................................31
Directors, Officers and Corporate Information..................32

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company's overall performance reflects commitment to its growth strategy of being a market leader, introducing new products and entering new markets, investing in technology and people, and increasing shareholder value. As a result of this strategy, Harte-Hanks has grown revenues 40.6% since December 31, 1993, excluding the results of the operations sold during that time. On the same basis, operating income increased 70.6%.

     Harte-Hanks has grown internally by adding new customers and products, cross-selling existing products, entering new markets and expanding its international presence. Several acquisitions have enhanced the Company's growth during the last three years. Harte-Hanks, together with DiMark, Inc. (discussed below), has funded $69.0 million in acquisitions during the period 1994 through 1996. All of these acquisitions were made in the Company's direct marketing segment, which now comprises 50% of the Company's revenues.

     In addition to the purchase acquisitions mentioned above, DiMark, Inc. ("DiMark") merged with a wholly-owned subsidiary of the Company on April 30, 1996 as discussed under "Acquisitions" on page 17. The merger was accounted for on a pooling-of-interests basis, and all historical information has been restated as if the pooling occurred at the beginning of the periods presented. DiMark provides a full range of outsource marketing, database services and teleservices to clients in the insurance, healthcare, pharmaceutical, financial services and telecommunications industries, as well as direct response printing services.

     The Company has significantly reduced its total borrowings by $105 million from $323 million at December 31, 1993 to $218 million at December 31, 1996 with cash flow generated from operations, net proceeds from the March 1995 sale of the Boston community newspapers and the May 1995 conversion of its $20 million 61/4% Convertible Notes due 2002. This debt reduction occurred while the Company funded $137.6 million in capital expenditures and acquisitions during the same period.

     Harte-Hanks derives the majority of its revenues from the sale of advertising and direct marketing services. In addition, the Company's newspapers generate revenues from paid circulation. The Company's newspapers, shoppers and television station operate in local markets and are affected by the strength of the local economies. As a national business, direct marketing is affected to a greater extent by general national economic trends. The Company's principal expense items are payroll, postage and paper. Paper prices increased in 1994 and 1995, and the Company experienced the effects of those increases in 1996. Paper prices began decreasing in 1996, and the Company began to benefit from the lower prices at the end of 1996 and will continue to benefit into 1997. Postal rates, which typically increase every three to four years, increased 14% in January 1995. In 1996, the Company experienced postal savings in its shopper operations and increased costs in its direct marketing operations due to a mid-year postal reclassification rate case. Savings are expected in the first half of 1997 in its shopper operations as a result of the 1996 postal reclassification.

===============================================================================
RESULTS OF OPERATIONS

     Operating results were as follows:

---------------------------------------------------------------------------------------------
In thousands, except per share amounts   1996 (a)   % Change   1995 (b)   % Change    1994
---------------------------------------------------------------------------------------------
Revenues                                 $665,873       10.3   $603,511        4.1   $579,602
Operating expenses                        565,742        8.9    519,575        2.5    507,039
                                         --------              --------              --------
Operating income                         $100,131       19.3   $ 83,936       15.7   $ 72,563
                                         ========              ========              ========
Net income                               $ 49,382       34.0   $ 36,862       27.6   $ 28,885
                                         ========              ========              ========
Earnings per share-- fully diluted       $   1.28       30.6   $    .98       22.5   $    .80
                                         ========              ========              ========

(a) Excludes 1996 one-time merger costs (discussed under "Acquisitions"). Including these costs, net income was $40.6 million, or $1.05 per share.

(b) Excludes 1995 gains on divestitures (discussed under "Gains on Divestitures"). Including these gains, net income was $40.0 million, or $1.07 per share.

     Consolidated revenues grew 10.3% in 1996 to $665.9 million, and 1996 operating income grew 19.3% to $100.1 million when compared to 1995, excluding the one-time merger costs. The Company's overall growth resulted from acquisitions, increased business with both new and existing customers, new products and services, as well as advertising and circulation rate increases. Overall operating expenses increased as a result of the overall revenue growth and higher paper prices experienced in 1996.

     Overall growth in the Company's 1995 revenues and operating income resulted from increased business with both new and existing customers, new products and services, as well as advertising and circulation rate increases. Excluding the results of the Boston community newspapers sold on March 31, 1995 (See "Gains on Divestitures"), 1995 consolidated revenues grew 8.4% and operating income grew 17.9%. Operating expenses, excluding the results of the Boston newspapers, rose correspondingly with the growth in overall business as well as from higher paper prices and postal rates experienced throughout the year.

===============================================================================
DIRECT MARKETING

     Direct marketing operating results were as follows:

-------------------------------------------------------------------------------
In thousands               1996      % Change    1995      % Change    1994
-------------------------------------------------------------------------------
Revenues                 $330,255       23.1   $268,257       14.8   $233,751
Operating expenses        285,461       23.9    230,483       12.0    205,841
                         --------              --------              --------
Operating income         $ 44,794       18.6   $ 37,774       35.3   $ 27,910
                         ========              ========              ========

     Direct marketing revenues increased $62.0 million, or 23.1%, in 1996 when compared to 1995. The database marketing and response management/teleservices sectors experienced significant revenue growth. Database marketing revenues increased due to database construction and updates as well as higher sales of software products. Response management/teleservices revenues increased because of increased business with existing customers, the addition of new customers, particularly in the high technology industry, and acquisitions in January, May and August 1996. These included DiMark's January acquisition of PRO Direct Response Corp., a telemarketing company with a strong customer base in the financial services industry; the May acquisition of Inquiry Handling Service, a Los Angeles based response management company that serves the high technology and electronics industries and the August acquisition of Lead Management Group, a Boston based response management, telemarketing and fulfillment company that serves the high technology industry.

     In addition to the response management/teleservices acquisitions, DiMark acquired H & R Communications, Inc. in September 1995, which provides marketing services primarily to the pharmaceutical industry. In November 1996, the Company also acquired Marketing Communications, Inc., a database marketing company that serves the pharmaceutical industry. Overall, revenue growth resulted from acquisitions and increased business with both new and existing customers, particularly in services provided to the retail, high technology, financial services, healthcare, pharmaceutical and insurance industries.

     Operating expenses increased $55.0 million, or 23.9%, in 1996 when compared to 1995. Payroll costs increased $31.1 million due to expanded hiring to support revenue growth. Also contributing to the increased operating expenses were additional production costs of $16.2 million due to increased volumes. Depreciation expense increased $2.4 million due to higher levels of capital investment to support growth. Operating expenses were also impacted by the acquisitions noted above.

     Direct marketing's 1995 revenue growth of $34.5 million, or 14.8%, occurred primarily in the database marketing and response management/teleservices sectors along with growth in marketing services to customers in the financial services, high technology, retail, healthcare and insurance industries. The addition of new customers, increased business with existing customers through new products and services, and cross-selling of services contributed to 1995's growth. Although the majority of direct marketing's revenue growth came from existing operations, a portion of the increase was attributable to the October 1994 acquisition of Select Marketing, Inc., an Austin, Texas response management company that serves the high technology industry, and the January 1995 acquisition of Steinert & Associates, a New York City advertising and marketing communications firm. The revenue increase was partially offset by the absence of a local hand distribution advertising business sold in July 1995.

     Operating expenses rose $24.6 million, or 12.0%, during 1995 due primarily to revenue growth. Payroll costs were up $12.2 million, or 14.9%, as a result of increased hiring. In addition, production and distribution costs increased $7.1 million, or 7.3%, due to increased production levels. Also contributing to higher operating expenses were $3.4 million of additional general and administrative costs and increased depreciation expense of $1.6 million, supporting direct marketing's growth. Facility expansion and upgraded technology to support current and anticipated growth also contributed to increased expenses. The acquisitions noted above were another contributing factor. Slightly offsetting these cost increases were decreased costs related to the July 1995 divestiture.

===============================================================================
SHOPPERS
     Shopper operating results were as follows:

-------------------------------------------------------------------------------
In thousands              1996        % Change    1995       % Change   1994
-------------------------------------------------------------------------------
Revenues                 $185,205        0.1    $185,045        4.9   $176,461
Operating expenses        161,188       (2.3)    165,025        4.0    158,718
                         --------               --------              --------
Operating income         $ 24,017       20.0    $ 20,020       12.8   $ 17,743
                         ========               ========              ========

     Shopper revenues increased $0.2 million, or 0.1%, in 1996 when compared to 1995. The increase was due primarily to higher in-book advertising revenues resulting from higher display advertising volumes. Display advertising growth came from the Company's core business accounts as well as increased in-column display advertisements made possible by pagination technology implemented in 1995. These increases were offset by lower insert revenues as a result of reduced volumes and revenue declines from reductions of marginal circulation in Dallas. At December 31, 1996, total weekly shopper circulation was 6.9 million.

     Shopper operating expenses decreased $3.8 million, or 2.3%, in 1996 when compared to 1995. Postage expense decreased $4.8 million due to lower rates as a result of postal reclassification and less overweight postage associated with the lower insert volumes. Insurance costs and outsourced printing costs were also lower when compared to 1995. Reduced circulation in the Dallas market also contributed to the decreased expense. These decreases were offset by paper cost increases of $2.1 million attributable to higher paper prices experienced through the first three quarters of 1996.

     Shopper revenues grew $8.6 million, or 4.9%, in 1995 when compared to 1994. Excluding revenues from the Company's small Tucson shopper that was sold in February 1994, revenues increased $9.5 million, or 5.4%. Revenue growth was primarily attributable to increased advertising rates in existing circulation zones, and, to a lesser degree, increased newsstand product volumes produced in portions of the Company's markets.

     Excluding operating expenses from the divested Tucson shopper, 1995 operating costs increased $7.1 million, or 4.5%. Postage costs rose $4.5 million, due primarily to a 14% postage rate increase in January 1995. In addition, higher paper and color printing costs contributed to higher operating expenses. Paper costs increased $2.6 million due to price increases partially offset by reduced volumes from new pagination technology used by the Company's Southern California and South Florida shoppers. Pagination technology permits a more efficient publication design, reducing the overall number of pages. Color printing costs increased $1.5 million due to higher rates and increased color volumes. Partially offsetting the increased operating costs was a reduction in payroll costs of $1.7 million due to reduced headcount, primarily from investments in technology and changes in commission plans.

===============================================================================
NEWSPAPERS

     Newspaper operating results were as follows:


-------------------------------------------------------------------------------
In thousands               1996      % Change     1995       % Change    1994
-------------------------------------------------------------------------------
Revenues                 $124,313       (0.6)   $125,077      (11.1)   $140,761
Operating expenses         94,754       (3.1)     97,796      (14.5)    114,398
                         --------               --------               --------
Operating income         $ 29,559        8.4    $ 27,281        3.5    $ 26,363
                         ========               ========               ========

     Newspaper revenues decreased $0.8 million, or 0.6%, in 1996 when compared to 1995. Excluding the results of the Boston newspapers sold in March 1995, revenues in 1996 increased $6.6 million, or 5.6%, from 1995. Newspaper advertising revenues were up $3.1 million overall, or 3.9%. That increase included increases in classified and retail advertising revenues. Classified advertising revenues were up $1.7 million, or 5.8%, due to higher rates and volumes. In addition, retail advertising revenues increased $1.3 million, or 3.8%, also as a result of rate increases. Circulation revenues increased $1.3 million, or 4.5%, due to home delivery rate increases in all markets and a Sunday single-copy rate increase at the Corpus Christi paper in late 1995. Niche product revenues grew $1.9 million due principally to the continued growth of existing direct mail programs as well as the launch of new programs in 1996. Initiatives in community publications, total market coverage products, Internet and audiotext services also added to revenue growth.

     Newspaper operating expenses decreased $3.0 million, or 3.1%, in 1996 when compared to 1995. This decrease was caused by the sale of the Company's Boston newspapers. Excluding the results of these papers, 1996 operating expenses increased $4.6 million, or 5.0%, in 1996 when compared to 1995. Newsprint expense increased $2.5 million, or 14.9%, as a result of higher average newsprint prices experienced through the first three quarters of 1996. Postage costs were up $0.4 million due to increased direct mail activity. General and administrative costs increased $0.6 million, or 4.6%.

     Excluding the results of the Boston newspapers, 1995 revenues increased $6.8 million, or 6.1%, as compared to 1994. Classified advertising revenues grew 8.4% as a result of increases both in volumes and rates. Help wanted and automotive categories fueled the classified revenue growth. Retail advertising revenues were flat.

     Insert revenues increased 5.5% as a result of higher volumes. In addition, niche product revenues grew primarily due to a South Texas direct mail initiative into the Rio

Grande Valley begun in 1994 and, to a lesser extent, audiotext services which represented a new revenue stream for the newspapers in 1994. Circulation revenues increased 9.8% in 1995, reflecting home-delivery price increases implemented in the fall of 1994 and, to a lesser degree, home-delivery price increases in the fall of 1995.

     Excluding the divested Boston newspapers, operating expenses increased $4.4 million, or 5.2%, over comparable 1994 levels. Newsprint costs increased $3.1 million, or 22.8%, as a result of higher average newsprint prices offset slightly by reduced volumes. The reduction in volumes was attributable to reduced commercial printing volumes as well as to newsprint savings from a new press installed in July 1994 at the Corpus Christi Caller-Times and various operating initiatives to control newsprint consumption. In addition, costs associated with the direct mail program rose due to increased volumes as well as higher postage costs resulting from the January 1995 postal rate increase.


===============================================================================
TELEVISION

     Television operating results were as follows:

-------------------------------------------------------------------------------
In thousands               1996       % Change    1995      % Change     1994
-------------------------------------------------------------------------------
Revenues                 $ 26,100        3.9    $ 25,132      (12.2)   $ 28,629
Operating expenses         17,003       (4.2)     17,753       (9.8)     19,683
                         --------               --------               --------
Operating income         $  9,097       23.3    $  7,379      (17.5)   $  8,946
                         ========               ========               ========

     Revenues for the television segment increased $1.0 million, or 3.9%, in 1996 when compared to 1995. This increase was primarily due to higher network compensation revenue from a renegotiated network affiliation agreement. Also contributing to the revenue increase were higher political and radio advertising revenues. These increases were partially offset by decreased revenues from graphics services, which were discontinued in 1996.

     Operating expenses decreased $0.8 million, or 4.2%, in 1996 when compared to 1995. The decrease was due primarily to film cost savings as well as reduced costs related to the elimination of graphics services.

     Television revenues decreased $3.5 million, or 12.2%, in 1995 when compared to 1994. Contributing to these results were lower national advertising revenues and the effects of weak CBS network performance. In addition, the first quarter of 1994 benefited from CBS coverage of the National Football League playoffs and winter Olympics, while the full year 1994 benefited from political advertising. Television revenues were also affected by the absence of a direct mail publication in 1995. Slightly offsetting the decreases were increased network revenues resulting from a renegotiated network affiliation agreement.

     Operating expenses decreased $1.9 million, or 9.8%, when compared to 1994. The decrease was attributable to lower payroll and direct mail publication production costs. Also contributing to the decrease were lower film costs.

===============================================================================
ACQUISITIONS

     As described in Note B to the Notes to Consolidated Financial Statements included herein, on April 30, 1996, DiMark was merged with a wholly-owned subsidiary of the Company, and each outstanding share of DiMark common stock was converted into .656 of a share of common stock of Harte-Hanks. As a result, Harte-Hanks issued approximately 6.1 million shares of its common stock to the shareholders of DiMark, and DiMark's outstanding stock options were converted into options to acquire approximately 1.5 million shares of Harte-Hanks common stock. The merger was accounted for on a pooling-of-interests basis, and all historical information has been restated as if the pooling occurred at the beginning of the periods presented. One-time merger expenses of $12.1 million ($8.7 million after tax) were recognized in the second quarter of 1996.

INTEREST EXPENSE/INTEREST INCOME

     Interest expense decreased $3.4 million in 1996 when compared to 1995 due to lower effective interest rates and debt levels. Interest expense decreased $0.7 million in 1995 as compared to 1994 due primarily to lower debt levels partially offset by higher interest rates experienced during 1995. In May 1995, the Company's 61/4% Convertible Notes due 2002 in the principal amount of $20 million were converted into 2,142,857 shares of common stock, resulting in annual interest savings of $1.3 million.

     Interest income increased $0.7 million in 1996 when compared to 1995 due to interest income related to an income tax refund from a favorable tax settlement.

GAINS ON DIVESTITURES

     In March 1995 and July 1995, respectively, the Company sold its suburban Boston community newspapers and a small local hand distribution advertising business. As a result of these transactions, the Company recognized gains on divestitures of $3.1 million, or 8 cents per share, net of $10.6 million of income taxes. See Note K of Notes to Consolidated Financial Statements.

INCOME TAXES

     Excluding the income taxes related to the 1996 merger costs and the 1995 gains on divestitures, income tax expense increased $8.1 million in 1996 and $4.7 million in 1995 due to higher income levels. The effective income tax rate (excluding the unusual items) was 43.6%, 44.8% and 46.7% in 1996, 1995 and 1994, respectively.

CAPITAL INVESTMENTS

     Net cash used in investing activities for 1996 included $32.7 million for acquisitions and $27.4 million for capital expenditures. In addition to the cash outlay for acquisitions, the Company incurred $18.8 million in notes payable in connection with its November 1996 acquisition, which was repaid in early January 1997 with borrowings under the Company's revolving credit commitment. The acquisition investments were made in the direct marketing segment discussed under "Direct Marketing." The capital expenditures consisted primarily of additional computer capacity for the direct marketing business to support the growth in its database marketing sector. The Company also invested in facility expansions in its database and response management businesses as well as the opening of sales offices in Brazil and Australia. Other investments included pagination technology in the newspaper business and upgraded prepress technology in the shopper business.

     The investment activities in 1995 included $31.7 million for capital expenditures and acquisitions. In the direct marketing business, the capital expenditures consisted of new computer systems to increase capacity to support its growing customer base. The Company also invested in laser printing equipment as well as the expansion of several facilities. Other expenditures included investments in pagination technology and order entry systems at the South Florida shopper and classified advertising systems and distribution center expansions in the newspaper business.

LIQUIDITY AND CAPITAL RESOURCES

     Cash provided by operating activities was $72.5 million in 1996. Net cash outflows for investing activities were $61.1 million. Investing activities consisted primarily of acquisitions and capital expenditures. Cash provided by operating activities for 1995 and 1994 was $48.4 million and $54.4 million, respectively. Net cash inflows from investing activities were $9.8 million in 1995. Included in 1995 investing activities was $43.4 million in proceeds from the sale of property, plant and equipment and divested assets. Proceeds from divestitures were used to reduce borrowings under the Company's credit facility. Net cash outflows for investing activities in 1994 were $28.6 million, consisting principally of equipment purchases and acquisitions.

     Capital resources are also available for and provided through the Company's unsecured credit facility. On February 2, 1995, the Company replaced its existing credit agreement with a $320 million variable rate revolving loan commitment that decreases by $70.4 million in 1998, $76.8 million in 1999, $83.2 million in 2000 and $89.6 million in 2001. Management believes that its credit facility, together with cash provided by operating activities, will be sufficient to fund operations, anticipated capital expenditures and debt service requirements for the foreseeable future. As of December 31, 1996, the Company had $125.0 million of unused borrowing capacity under its credit facility, of which $3.0 million was reserved to serve as backup for other short-term borrowings.

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------------
                                                                      December 31,
In thousands, except per share and share amounts                  1996          1995
--------------------------------------------------------------------------------------
ASSETS
Current assets
     Cash ...................................................   $  12,017   $  18,102
     Accounts receivable (less allowance for doubtful
          accounts of $1,995 in 1996 and $2,584 in 1995) ....     107,559      80,056
     Inventory ..............................................      13,720      24,307
     Prepaid expense ........................................       9,445       5,330
     Current deferred income tax benefit ....................       6,204       7,181
     Other current assets ...................................       4,202       3,477
                                                                ---------   ---------
         Total current assets ...............................     153,147     138,453
                                                                ---------   ---------
Property, plant and equipment
     Land ...................................................       8,392       8,392
     Buildings and improvements .............................      44,990      42,470
     Equipment and furniture ................................     179,908     159,192
                                                                ---------   ---------
                                                                  233,290     210,054
     Less accumulated depreciation ..........................     121,827     109,064
                                                                ---------   ---------
                                                                  111,463     100,990
     Construction and equipment installations in progress ...       1,445       1,174
                                                                ---------   ---------
         Net property, plant and equipment ..................     112,908     102,164
                                                                ---------   ---------
Intangible and other assets
     Goodwill (less accumulated amortization
         of $109,009 in 1996 and $99,982 in 1995) ...........     319,289     283,149
     Other assets ...........................................       6,939       5,513
                                                                ---------   ---------
         Total intangible and other assets ..................     326,228     288,662
                                                                ---------   ---------
         Total assets .......................................   $ 592,283   $ 529,279
                                                                =========   =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
     Accounts payable .......................................   $  40,573   $  35,768
     Accrued payroll and related expenses ...................      23,116      20,677
     Customer deposits and unearned revenue .................      19,809      16,174
     Income taxes payable ...................................       2,748       1,593
     Other current liabilities ..............................      11,481       9,015
                                                                ---------   ---------
         Total current liabilities ..........................      97,727      83,227
Long term debt ..............................................     218,005     220,468
Other long term liabilities (including deferred
     income taxes of $10,749 in 1996 and $11,133 in 1995) ...      23,859      23,728
                                                                ---------   ---------
         Total liabilities ..................................     339,591     327,423
                                                                ---------   ---------

Stockholders' equity
     Common stock, $1 par value, authorized
         125,000,000 shares. Issued and outstanding 1996:
         36,801,701 shares; 1995: 36,044,265 shares .........      36,802      36,044
     Additional paid-in capital .............................     186,677     174,870
     Retained earnings (accumulated deficit) ................      29,213      (9,058)
                                                                ---------   ---------
         Total stockholders' equity .........................     252,692     201,856
                                                                ---------   ---------
         Total liabilities and stockholders' equity .........   $ 592,283   $ 529,279
                                                                =========   =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

--------------------------------------------------------------------------------------------------
                                                                     Year Ended December 31,
In thousands, except per share amounts                           1996         1995          1994
--------------------------------------------------------------------------------------------------
Revenues ...................................................   $ 665,873    $ 603,511    $ 579,602
                                                               ---------    ---------    ---------
Operating expenses
     Payroll ...............................................     237,260      209,464      210,734
     Production and distribution ...........................     240,033      225,909      213,740
     Advertising, selling, general and administrative ......      59,655       58,223       58,096
     Depreciation ..........................................      18,750       16,211       14,623
     Goodwill amortization .................................      10,044        9,768        9,846
     Merger costs ..........................................      12,136         --           --
                                                               ---------    ---------    ---------
                                                                 577,878      519,575      507,039
                                                               ---------    ---------    ---------
Operating income ...........................................      87,995       83,936       72,563
                                                               ---------    ---------    ---------
Other expenses (income)
     Interest expense ......................................      13,484       16,868       17,605
     Interest income .......................................      (1,359)        (641)        (412)
     Gains on divestitures .................................        --        (13,747)        --
     Other, net ............................................         513          873        1,142
                                                               ---------    ---------    ---------
                                                                  12,638        3,353       18,335
                                                               ---------    ---------    ---------
Income before income taxes .................................      75,357       80,583       54,228
Income tax expense .........................................      34,736       40,598       25,343
                                                               ---------    ---------    ---------
Net income .................................................   $  40,621    $  39,985    $  28,885
                                                               =========    =========    =========

Earnings per common share -- primary
     Net income ............................................   $    1.05    $    1.09    $     .83
                                                               ---------    ---------    ---------
     Weighted average common and
     common equivalent shares outstanding ..................      38,577       36,805       34,950
                                                               =========    =========    =========

Earnings per common share -- fully diluted
     Net income ............................................   $    1.05    $    1.07    $     .80
                                                               =========    =========    =========
     Weighted average common and common
     equivalent shares outstanding .........................      38,654       37,747       37,144
                                                               =========    =========    =========


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS


--------------------------------------------------------------------------------------------------------------
                                                                                  Year Ended December 31,
In thousands                                                                  1996         1995         1994
--------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
    Net income .........................................................   $  40,621    $  39,985    $  28,885
    Adjustments to reconcile net income to net cash
        provided by operating activities:
           Depreciation ................................................      18,750       16,211       14,623
           Goodwill amortization .......................................      10,044        9,768        9,846
           Amortization of option related compensation .................         971        1,786        1,605
           Film amortization ...........................................       1,347        2,188        2,746
           Deferred income taxes .......................................         592         (276)      (2,153)
           Other, net ..................................................       1,103          309          801
           Gains on divestitures .......................................        --        (13,747)        --
    Changes in operating assets and liabilities,
         net of effects from acquisitions and divestitures:
           Increase in accounts receivable, net ........................     (18,657)      (2,600)     (10,686)
           Decrease (increase) in inventory ............................      11,920       (9,300)      (6,658)
           Increase in prepaid expenses and other current assets .......      (3,425)        (931)        (731)
           Increase in accounts payable ................................       1,426        2,961        5,976
           Increase (decrease) in other accrued expenses
              and other liabilities ....................................       8,366         (498)       9,612
           Other, net ..................................................        (573)       2,593          544
                                                                           ---------    ---------    ---------
    Net cash provided by operating activities ..........................      72,485       48,449       54,410
                                                                           ---------    ---------    ---------

Cash Flows from Investing Activities
    Acquisitions .......................................................     (32,749)      (9,661)      (7,800)
    Purchases of property, plant and equipment .........................     (27,414)     (22,110)     (19,051)
    Proceeds from the sale of property, plant and equipment
        and divested assets ............................................         678       43,408          412
    Payments on film contracts .........................................      (1,572)      (1,817)      (2,122)
                                                                           ---------    ---------    ---------
    Net cash provided by (used in) investing activities ................     (61,057)       9,820      (28,561)
                                                                           ---------    ---------    ---------

Cash Flows from Financing Activities
    Long term borrowings ...............................................     244,573      895,463      657,695
    Payments on debt, including current
        maturities and financing costs .................................    (267,224)    (949,289)    (686,074)
    Issuance of common stock ...........................................       7,488        5,598        2,221
    Dividends paid .....................................................      (2,350)      (1,968)        --
                                                                           ---------    ---------    ---------
    Net cash used in financing activities ..............................     (17,513)     (50,196)     (26,158)
                                                                           ---------    ---------    ---------

Net increase (decrease) in cash ........................................      (6,085)       8,073         (309)
Cash at beginning of period ............................................      18,102       11,533       11,842
Pooling adjustment to beginning of year
    balance to conform fiscal years ....................................        --         (1,504)        --
                                                                           ---------    ---------    ---------
Cash at end of period ..................................................   $  12,017    $  18,102    $  11,533
                                                                           =========    =========    =========

Supplemental cash flow information:
    Non-cash investing activities:
         Acquisitions ..................................................   $  18,765    $    --      $    --
                                                                           =========    =========    =========


See Notes to Consolidated Financial Statements

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


---------------------------------------------------------------------------------------------------------------------------
                                                                                Retained
                                                                Additional      Earnings        Minimum          Total
                                                                 Paid-In       (Accumulated Pension Liability Stockholders'
In thousands                                    Common Stock     Capital         Deficit)       Adjustment       Equity
---------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1994 ..................   $     24,181   $    157,664    $    (73,820)   $       --      $    108,025
Common stock issued-- employee
  benefit plans .............................             33            502            --              --               535
Exercise of stock options ...................            180          1,504            --              --             1,684
Tax benefit on options exercised ............           --              561            --              --               561
Adjustment for minimum pension liability,
  net of income taxes of $1.3 million .......           --             --              --            (1,945)         (1,945)
Issuance of warrants ........................           --              100            --              --               100
Net income ..................................           --             --            28,885            --            28,885
                                                ------------   ------------    ------------    ------------    ------------

Balance at December 31, 1994 ................         24,394        160,331         (44,935)         (1,945)        137,845
Common stock issued-- employee
  benefit plans .............................             94          1,836            --              --             1,930
Exercise of stock options ...................            133          2,227            --              --             2,360
Tax benefit on options exercised ............           --              743            --              --               743
Conversion of 61/4% convertible notes .......          1,429         18,525            --              --            19,954
Dividends paid ($.067 per share) ............           --             --            (1,968)           --            (1,968)
Stock issued in connection with acquisition .           --            1,310            --              --             1,310
Net income ..................................           --             --            39,985            --            39,985
Pooling adjustment to beginning of year
  balance to conform fiscal year ............           --             (108)         (2,140)           --            (2,248)
Reduction of minimum pension liability ......           --             --              --             1,945           1,945
Three-for-two stock split ...................          9,994         (9,994)           --              --              --
                                                ------------   ------------    ------------    ------------    ------------

Balance at December 31, 1995 ................         36,044        174,870          (9,058)           --           201,856
Common stock issued-- employee
  benefit plans .............................            104          2,545            --              --             2,649
Exercise of stock options ...................            596          5,295            --              --             5,891
Dividends paid ($.071 per share) ............           --             --            (2,350)           --            (2,350)
Tax benefits on options exercised ...........           --            2,766            --              --             2,766
Net income ..................................           --             --            40,621            --            40,621
Stock issued in connection with
  acquisition earnout .......................             58          1,201            --              --             1,259
                                                ------------   ------------    ------------    ------------    ------------

Balance at December 31, 1996 ................   $     36,802   $    186,677    $     29,213    $       --      $    252,692
                                                ============   ============    ============    ============    ============

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

     Buildings and improvements...............10 to 40 years
     Equipment and furniture...................4 to 20 years

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

FILM CONTRACTS

Film contract rights represent agreements with film syndicators for television program material. The capitalized costs of film rights are recorded when the licensed period begins and the film rights are available for use. The cost is amortized over the expected number of telecasts. The portions of the cost to be amortized within one year and after one year are reflected in the consolidated balance sheets as current and non-current other assets, respectively. The payments under these contracts due within one year and after one year are classified as current and non-current liabilities.

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

EARNINGS PER SHARE

Primary earnings per common share are based upon the weighted average number of common shares outstanding and dilutive common stock equivalents from the assumed exercise of stock options using the treasury stock method. Fully diluted earnings per common share are based upon the weighted average number of common shares outstanding, dilutive common stock equivalents from the assumed exercise of stock options and assumed conversion of the 61/4% Convertible Notes due 2002 until May 1995, at which time the Company issued shares of its common stock upon conversion of the notes.

STOCK SPLIT

In December 1995, the Company effected a three-for-two stock split in the form of a stock dividend. All share, per share and average share information in the Consolidated Financial Statements and the Notes thereto have been restated to reflect the stock split.

NOTE B -- ACQUISITIONS

POOLING-OF-INTERESTS

Effective April 30, 1996, DiMark, Inc. ("DiMark") was merged with a wholly-owned subsidiary of the Company, and each outstanding share of DiMark common stock was converted into the right to acquire .656 of a share of Harte-Hanks common stock. As a result, Harte-Hanks issued approximately 6.1 million shares of Harte-Hanks common stock to the shareholders of DiMark, and DiMark's outstanding stock options were converted into options to acquire approximately 1.5 million shares of Harte-Hanks common stock. The merger was accounted for on a pooling-of-interests basis. Accordingly, the Company's financial statements have been restated to include the results of DiMark for all periods presented. The combined financial results include reclassifications to conform financial statement preparation. Merger expenses related to the transaction were $12.1 million ($8.7 million, net of income taxes).

Prior to the combination, Harte-Hanks' fiscal year ended on December 31 and DiMark's fiscal year ended February 28. In recording the business combination, DiMark's financial statements for the 12 months ended December 31, 1996 and 1995 were combined with the Company's consolidated financial statements for the same periods. DiMark's financial statements for the fiscal year ended February 28, 1995 were combined with the Company's consolidated financial statements for the year ended December 31, 1994. Net income, the issuance of common stock, and the net increase in cash and cash equivalents were adjusted to eliminate the effect of including DiMark's results of operations, financial position, and cash flows for the two months ended January and February, 1995 in the years ended December 31, 1995 and December 31, 1994.

Combined and separate results of the Company and DiMark during the reporting periods preceding the merger were as follows:

-------------------------------------------------------------------------------
                         Three Months Ended     Year Ended
In thousands               March 31, 1996   December 31, 1995
-------------------------------------------------------------------------------
Revenues
   Harte-Hanks ..........   $   124,899         $   532,852
   DiMark ...............        27,377              77,583
   Adjustments ..........        (1,665)             (6,924)
                            -----------         -----------
   Combined .............   $   150,611         $   603,511
                            ===========         ===========

Net income
   Harte-Hanks ..........   $     6,385         $    33,985
   DiMark ...............         1,932               6,000
                            -----------         -----------
   Combined .............   $     8,317         $    39,985
                            ===========         ===========

Adjustments consist of elimination of DiMark's postage costs from revenues and cost of sales to conform to Harte-Hanks' accounting classification.

PURCHASES

In January 1996, PRO Direct Response Corp., a telemarketing company that serves the financial services industry, was acquired by DiMark.

In May 1996, the Company acquired Inquiry Handling Service, a Los Angeles-based response management company that serves the high technology and electronics industries. In August 1996, the Company acquired Lead Management Group, a Boston-based response management, telemarketing and fulfillment company that serves the high technology industry.

In November 1996, the Company acquired Marketing Communications, Inc., a Kansas City-based integrated database marketing company that serves the pharmaceutical industry.

The total cash outlay in 1996 for these acquisitions was $32.7 million. In addition, the Company incurred $18.8 million in notes payable for its November 1996 acquisition, which was repaid in January 1997 with borrowings under its revolving credit commitment.

The operating results of the acquired companies have been included in the accompanying Consolidated Financial Statements from the date of acquisition.

NOTE  C -- LONG TERM DEBT

Long term debt consists of the following:

-------------------------------------------------------------------------------
                                                       December 31,
In thousands                                       1996         1995
-------------------------------------------------------------------------------
Revolving loan commitment, various
   interest rates (effective rate of 6.0%
   at December 31, 1996), due in
   mandatory reductions beginning
   June 30, 1998 through
   December 31, 2001 .........................   $ 195,000   $ 214,000
Bank lines, various interest rates
   (effective rate of 7.8% at
   December 31, 1996) ........................       3,000       4,700
Acquisition notes payable (interest
   rate of 5.5%) .............................      18,765        --
Miscellaneous notes payable, interest
   rates ranging from 7.3% to 8%, due
   on various dates through 1998 .............       1,340       2,664
                                                 ---------   ---------
                                                   218,105     221,364
Less current maturities ......................         100         896
                                                 ---------   ---------
                                                 $ 218,005   $ 220,468
                                                 =========   =========

CREDIT FACILITY

The Company's credit facility is a $320 million revolving commitment that decreases by $70.4 million in 1998, $76.8 million in 1999, $83.2 million in 2000 and $89.6 million in 2001. The Company pays a commitment fee of .1875% on the unused portion of the commitment. As of December 31, 1996, the Company had $125 million of unused borrowing capacity under its credit facility, of which $3 million was reserved to serve as backup for short term borrowings.

BANK LINES

The Company has three separate short term borrowing arrangements. Under these arrangements, the Company can borrow up to a maximum of $170 million. These short term borrowings are classified as long term debt since the Company intends to maintain unused and available credit under its credit facility in an amount equal to its outstanding short term borrowings.

ACQUISITION NOTES PAYABLE

In November 1996, the Company issued notes payable of $18.8 million in connection with an acquisition. These notes were repaid in January 1997 with borrowings under the Company's revolving credit commitment.

OTHER DEBT INFORMATION

As of December 31, 1996, the minimum annual maturities of long term debt (excluding the borrowings under the Company's credit facility) for each of the following years ending December 31 are as follows:

-------------------------------------------------------------------------------
     In thousands
-------------------------------------------------------------------------------
     1997...........................................  $  100
     1998...........................................   1,240

Cash payments for interest were $13.5 million, $16.8 million and $17.8 million for the years ended December 31, 1996, 1995 and 1994, respectively.

The Company's credit facility contains certain restrictive covenants, including limitations on additional indebtedness and payment of dividends, and requires the Company to maintain certain financial ratios.

NOTE D -- INCOME TAXES

The components of income tax expense are as follows:

-------------------------------------------------------------------------------
                                  Year Ended December 31,
In thousands                     1996       1995        1994
-------------------------------------------------------------------------------
Current
   Federal .................   $ 29,090   $ 35,197    $ 23,474
   State and local .........      5,054      5,677       4,022
                               --------   --------    --------
     Total current .........   $ 34,144   $ 40,874    $ 27,496
                               ========   ========    ========
Deferred
   Federal .................   $    196   $ (1,895)   $ (2,262)
   State and local .........        396      1,619         109
                               --------   --------    --------
     Total deferred ........   $    592   $   (276)   $ (2,153)
                               ========   ========    ========

Included in income tax expense for 1996 is a tax benefit of $3.4 million related to merger costs. Included in income tax expense for 1995 is $10.6 million related to the gains on divestitures.

The differences between total income tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes were as follows:

-------------------------------------------------------------------------------------------------------------------
                                                                   Year Ended December 31,
In thousands                                         1996                     1995                   1994
-------------------------------------------------------------------------------------------------------------------
Computed expected
   income tax
   expense ...............................   $ 26,376          35%   $ 28,236          35%   $ 18,894          35%
Effect of goodwill
   amortization ..........................      3,204           4%      3,319           4%      3,348           6%
Net effect of state
   income taxes ..........................      3,637           5%      4,671           6%      2,740           5%
Effect of goodwill related
   to divestiture ........................         --          --       4,307           5%         --          --
Change in the beginning
   of the year balance
   of the valuation
   allowance .............................        (95)         --         119          --         (30)         --
Merger costs .............................      1,498           2%         --          --          --          --
Other, net ...............................        116          --         (54)         --         391           1%
                                             --------    --------    --------    --------    --------    --------
Income tax expense
   for the period ........................   $ 34,736          46%   $ 40,598          50%   $ 25,343          47%
                                             ========    ========    ========    ========    ========    ========

Excluding the effects of the merger costs, the effective income tax rate for 1996 was 43.6%. Excluding the effects of the gains on divestitures, the effective income tax rate for 1995 was 44.8%.

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:

-------------------------------------------------------------------------------
                                                           December 31,
In thousands                                            1996        1995
-------------------------------------------------------------------------------
Deferred tax assets:
  State net operating losses .......................   $     67    $     85
  Accrued benefit costs, primarily
    pension and vacation pay .......................      5,297       4,872
  Accrued casualty and health
    insurance expense ..............................      2,658       2,830
  Merger costs .....................................      1,671        --
  Accounts receivable, net .........................        782         896
  State income tax .................................        331         727
  Other, net .......................................        427         689
                                                       --------    --------
    Total gross deferred tax assets.................     11,233      10,099
    Less valuation allowance .......................        (67)        (60)
                                                       --------    --------
    Net deferred tax assets ........................     11,166      10,039
                                                       --------    --------
Deferred tax liabilities:
  Property, plant and equipment ....................    (14,799)    (13,742)
  Goodwill .........................................       (912)       (235)
  Other, net .......................................       --           (14)
                                                       --------    --------
  Total gross deferred tax liabilities..............    (15,711)    (13,991)
                                                       --------    --------
  Net deferred tax liability .......................   $ (4,545)   $ (3,952)
                                                       ========    ========

The valuation allowance for deferred tax assets as of January 1, 1995 was $1.6 million. The valuation allowance at December 31, 1996 and 1995 relate to state net operating losses, which are not expected to be realized.

The net deferred tax liability is recorded both as a current deferred income tax benefit and as other long term liabilities based upon the classification of the related temporary difference.

Cash payments for income taxes were $30.0 million, $40.4 million and $24.5 million in 1996, 1995 and 1994, respectively.

NOTE E -- EMPLOYEE BENEFIT PLANS

The Company maintains a defined benefit pension plan for which most of its employees are eligible. Benefits are based on years of service and the employee's compensation for the five highest consecutive years of salary during the last ten years of service. Benefits vest to the participants upon completion of five years of service or upon reaching age 65, whichever is earlier. Harte-Hanks' policy is to accrue as expense an amount computed by its actuary and to fund at least the minimum amount required by ERISA.

In 1994, the Company adopted a non-qualified, supplemental pension plan covering certain employees, which provides for incremental pension payments so that total pension payments equal amounts that would have been payable from the Company's principal pension plan if it were not for limitations imposed by income tax regulation.

Net pension cost for all plans included the following components:

-------------------------------------------------------------------------------
                                               Year Ended December 31,
In thousands                                1996        1995        1994
-------------------------------------------------------------------------------
Service cost - benefits earned
   during the period ...................   $  3,937    $  3,282    $  3,572

Interest cost on projected
   benefit obligation ..................      5,134       4,801       4,608

Actual return on plan assets ...........     (8,089)    (10,786)      1,493

Net deferrals and amortization .........      2,532       6,171      (5,872)
                                           --------    --------    --------

Net periodic pension cost ..............   $  3,514    $  3,468    $  3,801
                                           ========    ========    ========

In determining the 1996, 1995 and 1994 actuarial present value of benefit obligations, discount rates of 73/4%, 71/4% and 8% were used, respectively. The assumed annual rate of increase in future compensation levels was 4%, and the expected long term rate of return on plan assets was 10%.

The status of Harte-Hanks' employee retirement plans at year-end was as follows:

--------------------------------------------------------------------------------------------------------
                                                                   Year Ended December 31,
In thousands                                                      1996                  1995
--------------------------------------------------------------------------------------------------------
                                                         Qualified Non-Qualified Qualified Non-Qualified
                                                           Plan         Plan       Plan        Plan
                                                          --------    --------    --------    --------
Actuarial present value of benefit obligations:
  Vested ..............................................   $ 49,581    $   --      $ 49,673    $   --
  Non-vested ..........................................      4,790       1,033       4,945         871
                                                          --------    --------    --------    --------
  Total accumulated
    benefit obligations ...............................     54,371       1,033      54,618         871
Additional obligation
  related to projected
  salary increases ....................................     16,123       1,295      16,260         977
                                                          --------    --------    --------    --------

Projected benefit
  obligations for service
  rendered to date ....................................     70,494       2,328      70,878       1,848

Fair value of plan assets,
  primarily listed stocks and
  government securities ...............................    (65,316)       --       (56,763)       --
                                                          --------    --------    --------    --------

Projected benefit obligation
  in excess of plan assets ............................      5,178       2,328      14,115       1,848

Unrecognized net loss from
  past experience different
  from that assumed ...................................     (2,173)       (209)    (10,211)       (238)

Unrecognized prior
  service costs .......................................        (47)     (1,126)        (52)     (1,000)

Unrecognized net assets at
  January 1, 1987
  being recognized over
  average expected
  remaining service period
  of employees ........................................        828        --           950        --

Adjustment to recognize
  minimum liability ...................................       --            40        --           261
                                                          --------    --------    --------    --------

Recorded pension liability ............................   $  3,786    $  1,033    $  4,802    $    871
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

The 1994 Employee Stock Purchase Plan provides for a total of 450,000 shares to be sold to participating employees at 85% of the fair market value at specified quarterly investment dates. Shares available for sale totaled 130,717 at December 31, 1996.

NOTE F -- STOCKHOLDERS' EQUITY

In January 1997, the Company announced a stock repurchase program of up to 1.8 million shares of its common stock. As of February 28, 1997, the Company had repurchased 500,000 shares for $13.5 million.

In April 1996, the Company amended its Certificate of Incorporation to increase its total authorized capitalization to 125,000,000 shares of common stock.

On December 15, 1995, the Company effected a three-for-two stock split in the form of a stock dividend, payable to shareholders of record on December 1, 1995. A total of 9,994,490 shares of common stock were issued in connection with the split. The shares issued were reclassified from the Company's additional paid-in-capital account to the Company's common stock account. All share and per share amounts have been restated to retroactively reflect the stock split. On May 26, 1995, the Company issued 2,142,857 shares of common stock upon conversion of the $20 million principal amount of the Company's 61/4% Convertible Notes. Accordingly, the Company transferred $20 million, less $0.1 million of unamortized issue costs, to stockholders' equity.

NOTE G -- STOCK OPTION PLANS

1984 PLAN

In 1984, the Company adopted a Stock Option Plan ("1984 Plan") pursuant to which it issued to officers and key employees options to purchase shares of common stock at prices equal to the market price on the grant date. Market price was determined by the Board of Directors for purposes of granting stock options and making repurchase offers. Options granted under the 1984 Plan become exercisable five years after date of grant. At December 31, 1996, 1995 and 1994, options to purchase 469,800 shares, 657,900 shares and 810,300 shares, respectively, were outstanding under the 1984 Plan, with exercise prices ranging from $3.33 to $6.67 per share. No additional options will be granted under the 1984 Plan.

1991 PLAN

The Company adopted the 1991 Stock Option Plan ("1991 Plan") pursuant to which it may issue to officers and key employees options to purchase up to 4,000,000 shares of common stock. Options have been granted at prices equal to the market price on the grant date ("market price options") and at prices below market price ("performance options"). As of December 31, 1996, 1995 and 1994, market price options to purchase 2,162,000 shares, 1,678,275 shares and 1,394,400 shares, respectively, were outstanding with exercise prices ranging from $6.67 to $26.375 per share. Market price options become exercisable after the fifth anniversary of their date of grant. The weighted-average exercise price for outstanding options and exercisable options at December 31, 1996 was $13.04 and $8.10, respectively. The weighted-average remaining life for outstanding options was 8.02 years.

At December 31, 1996, 1995 and 1994, performance options to purchase 497,125 shares, 557,775 shares and 544,050 shares, respectively, were outstanding with exercise prices ranging from $0.67 to $2.00 per share. The performance options become exercisable in whole or in part after three years, and the extent to which they become exercisable at that time depends upon the extent to which the Company achieves certain goals established at the time the options are granted. That portion of the performance options which does not become exercisable at an earlier date becomes exercisable after the ninth anniversary of the date of grant. Compensation expense of $1.0 million, $1.8 million and $1.6 million was recognized for the performance options for the years ended December 31, 1996, 1995 and 1994, respectively. The weighted-average exercise price for outstanding options and exercisable options at December 31, 1996 was $0.76 and $0.67, respectively. The weighted-average remaining life for outstanding options was 7.09 years.

DIMARK MERGER

In connection with the DiMark merger, DiMark's outstanding stock options were converted into options to acquire approximately 1.5 million shares of Harte-Hanks common stock. As of December 31, 1996, 1995 and 1994, DiMark options to purchase 1,267,342 shares, 1,566,014 shares and 1,272,075 shares, respectively, were outstanding with exercise prices ranging from $2.61 to $22.49 per share. As of December 31, 1996 all outstanding DiMark options were exercisable. The weighted-average exercise price at December 31, 1996 was $11.02, and the weighted-average remaining life was 2.47 years.

The following summarizes stock option plans activity:


-------------------------------------------------------------------------------
                                      Number     Weighted Average
                                    of Shares     Option Price
-------------------------------------------------------------------------------
Options outstanding
   at January 1, 1994 ..........    4,065,925    $     5.97
Granted ........................      359,544         10.96
Exercised ......................     (325,486)         3.66
Cancelled ......................      (79,158)         6.66
                                    ---------
Options outstanding
     at December 31, 1994 ......    4,020,825          6.41
Granted ........................      883,482         14.09
Exercised ......................     (341,112)         5.24
Cancelled ......................     (122,058)         8.27
Pooling adjustment to
   conform fiscal year .........       18,827          8.83
                                    ---------
Options outstanding
   at December 31, 1995 ........    4,459,964          8.17
Granted ........................      735,750         21.75
Exercised ......................     (597,054)         7.93
Cancelled ......................     (202,393)        11.22
                                    ---------
OPTIONS OUTSTANDING AT
   DECEMBER 31, 1996 ...........    4,396,267         10.32
                                    =========
EXERCISABLE AT
   DECEMBER 31, 1996 ...........    2,252,667          8.24
                                    =========

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation." Accordingly, no compensation expense has been recognized for options granted where the exercise price is equal to the market price of the underlying stock at the date of grant. The Company does recognize compensation expense for options whose market price of the underlying stock exceeds the exercise price on the date of grant under the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," as permitted under SFAS No. 123.

Had compensation expense for the Company's options been determined based on the fair value at the grant date for awards in 1996 and 1995, the Company's net income and earnings per share would have been reduced to the proforma amounts indicated below.

-------------------------------------------------------------------------------
                                              Year Ended December 31,
In thousands, except per share amounts         1996             1995
-------------------------------------------------------------------------------
Net income-- as reported ...............   $     40,621   $     39,985
Net income-- proforma ..................         39,021         39,370
Earnings per share-- as reported .......           1.05           1.07
Earnings per share-- proforma ..........           1.01           1.05

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995:

-------------------------------------------------------------------------------
                                              Year Ended December 31,
                                               1996          1995
-------------------------------------------------------------------------------
Expected dividend yield................           0.3%           0.3%
Expected stock price volatility........          22.1%          21.3%
Risk-free interest rate................           6.3%           6.1%
Expected life of options...............     3-10 YEARS     3-10 years

The weighted-average fair value of market price options granted during 1996 and 1995 was $8.14 and $5.18, respectively. The weighted-average fair value and exercise price of performance options was $14.63 and $1.14 in 1996, and $12.14 and $0.67 in 1995, respectively.

NOTE H -- FAIR VALUE OF FINANCIAL INSTRUMENTS

Because of maturities and/or interest rates, the Company's financial instruments have a fair value approximating their carrying value. These instruments primarily include accounts receivable, revolving credit borrowings and trade payables.

NOTE I -- COMMITMENTS AND CONTINGENCIES

At December 31, 1996, the Company had outstanding letters of credit in the amount of $23.1 million, which included $18.8 million to support an acquisition note payable which was repaid in January 1997 with borrowings under the Company's revolving credit commitment.

NOTE J -- LEASES

The Company leases certain real estate and equipment under various operating leases. Most of the leases contain renewal options for varying periods of time. The total rent expense under all operating leases was $14.4 million, $12.1 million and $11.9 million for the years ended December 31, 1996, 1995 and 1994, respectively. The future minimum rental commitments for all non-cancellable operating leases with terms in excess of one year as of December 31, 1996 are as follows:

-------------------------------------------------------------------------------
     In thousands
-------------------------------------------------------------------------------
     1997................................      $ 11,560
     1998................................         9,855
     1999................................         8,107
     2000................................         6,225
     2001................................         5,130
     After 2001..........................        10,306
                                               --------
                                               $ 51,183
                                               ========


NOTE K -- DIVESTITURES

In March and July 1995, respectively, the Company sold its suburban Boston community newspapers and a small local hand distribution advertising business. These sales resulted in gains on divestitures of $3.1 million, or 8 cents per share, net of $10.6 million of income taxes.

In March 1997, the Company announced plans to explore the divestiture of its newspaper and television operations.


NOTE L -- SELECTED QUARTERLY  DATA (UNAUDITED)

------------------------------------------------------------------------------------------------------
                                                                         Quarter Ended
In thousands, except per share amounts                 December 31 September 30  June 30    March 31
------------------------------------------------------------------------------------------------------
1996
    Revenues .........................................   $189,098   $166,248    $159,916   $150,611
    Operating income .................................     31,217     25,204      13,736     17,838
    Net income .......................................     16,106     12,292       3,906(c)   8,317
    Earnings per common share-- primary ..............        .42        .32         .10(c)     .22
    Earnings per common share-- fully diluted ........        .42        .32         .10(c)     .22

1995
    Revenues .........................................   $158,344   $146,459    $149,686   $149,022
    Operating income .................................     24,599     20,504      22,310     16,523
    Net income .......................................     11,885      9,976(a)    9,701      8,423(b)
    Earnings per common share-- primary ..............        .31        .26(a)      .27        .24(b)
    Earnings per common share-- fully diluted. .......        .31        .26(a)      .26        .23(b)

(a) Includes a net gain on divestiture of $0.8 million, or 1 cent per share.
(b) Includes a net gain on divestiture of $2.3 million, or 7 cents per share.
(c) Includes merger costs of $ 8.7 million, or 23 cents per share.

NOTE M -- BUSINESS SEGMENTS

Harte-Hanks Communications, Inc. is a diversified communications company with operations throughout the United States in four principal businesses -- direct marketing, shoppers, newspapers and television. Harte-Hanks Direct Marketing is a nationwide and international business that serves customers primarily in the retail, financial services, insurance, high technology, pharmaceutical and healthcare industries. The Company's other businesses operate in local markets and serve the retail, automotive, real estate and other service industries.


-------------------------------------------------------------------------------
                                                 Year Ended December 31,
In thousands                                  1996        1995         1994
-------------------------------------------------------------------------------
Operating revenues
   Direct Marketing ....................   $ 330,255     $ 268,257    $ 233,751
   Shoppers ............................     185,205       185,045      176,461
   Newspapers(a)........................     124,313       125,077      140,761
   Television ..........................      26,100        25,132       28,629
                                           ---------     ---------    ---------
     Total operating revenues ..........   $ 665,873     $ 603,511    $ 579,602
                                           =========     =========    =========

Operating income
   Direct Marketing ....................   $  44,794     $  37,774    $  27,910
   Shoppers ............................      24,017        20,020       17,743
   Newspapers(a)........................      29,559        27,281       26,363
   Television ..........................       9,097         7,379        8,946
   General corporate expense, net ......     (19,472)(b)    (8,518)      (8,399)
                                           ---------     ---------    ---------
     Total operating income ............   $  87,995     $  83,936    $  72,563
                                           =========     =========    =========

Identifiable assets
   Direct Marketing ....................   $ 231,365     $ 149,855    $ 128,197
   Shoppers ............................      99,061       108,743      104,528
   Newspapers(a)........................     184,846       192,607      223,632
   Television ..........................      65,735        66,754       70,333
   General corporate ...................      11,276        11,320       13,440
                                           ---------     ---------    ---------
     Total identifiable assets .........   $ 592,283     $ 529,279    $ 540,130
                                           =========     =========    =========

Depreciation
   Direct Marketing ....................   $   9,139     $   6,693    $   5,063
   Shoppers ............................       4,600         4,410        3,905
   Newspapers(a)........................       3,927         4,010        4,510
   Television ..........................       1,044         1,066        1,041
   General corporate ...................          40            32          104
                                           ---------     ---------    ---------
     Total depreciation ................   $  18,750     $  16,211    $  14,623
                                           =========   =========    =========

Goodwill amortization
   Direct Marketing ....................   $   1,791     $   1,377    $   1,042
   Shoppers ............................       1,867         1,867        1,867
   Newspapers(a)........................       4,638         4,776        5,189
   Television ..........................       1,748         1,748        1,748
                                           ---------     ---------    ---------
     Total goodwill amortization .......   $  10,044     $   9,768    $   9,846
                                           =========     =========    =========

Capital expenditures
   Direct Marketing ....................   $  20,706     $  14,595    $  10,400
   Shoppers ............................       2,929         2,724        3,316
   Newspapers(a)........................       2,740         3,609        4,409
   Television ..........................         789         1,060          883
   General corporate ...................         250           122           43
                                           ---------     ---------    ---------
     Total capital expenditures ........   $  27,414     $  22,110    $  19,051
                                           =========     =========    =========


(a) In March 1995, the Company sold its suburban Boston newspapers. See Note K of Notes to Consolidated Financial Statements.
(b) Included is $12.1 million in merger expenses. See Note B of Notes to Consolidated Financial Statements.

FIVE-YEAR FINANCIAL SUMMARY

----------------------------------------------------------------------------------------------------------------------
In thousands, except per share amounts                      1996         1995        1994          1993        1992
----------------------------------------------------------------------------------------------------------------------
Income Statement Data
     Revenues ........................................   $ 665,873    $ 603,511    $ 579,602    $ 515,905    $ 469,317
                                                         ---------    ---------    ---------    ---------    ---------
     Operating expenses
         Payroll, production and  distribution .......     477,293      435,373      424,474      381,002      321,070
         Selling, general and administrative .........      59,655       58,223       58,096       53,116       72,337
         Depreciation ................................      18,750       16,211       14,623       13,317       13,274
         Goodwill amortization .......................      10,044        9,768        9,846       10,446       11,181
         Merger costs(a) .............................      12,136         --           --           --           --
         Goodwill write-down(b) ......................        --           --           --         55,463         --
                                                         ---------    ---------    ---------    ---------    ---------
              Total operating expenses ...............     577,878      519,575      507,039      513,344      417,862
                                                         ---------    ---------    ---------    ---------    ---------
Operating income .....................................      87,995       83,936       72,563        2,561       51,455
Interest expense, net ................................      12,125       16,227       17,193       30,811       36,670
Income (loss) from continuing operations .............      40,621       39,985       28,885      (41,941)(c)    5,593
Net income (loss) ....................................      40,621(d)    39,985(e)    28,885      (49,334)(f)    5,593
Earnings (loss) from continuing operations
     per common share-- fully diluted(g) .............        1.05(d)      1.07(e)       .80        (1.64)(c)      .24
Earnings (loss) per common share--
     fully diluted(g) ................................        1.05(d)      1.07(e)       .80        (1.92)(h)      .24
Cash dividends per common share(g) ...................         .07          .07         --           --           --
Weighted average common and common
     equivalent shares outstanding --
     fully diluted ...................................      38,654       37,747       37,144       25,638       22,853
Segment Data
     Revenues
         Direct Marketing ............................   $ 330,255    $ 268,257    $ 233,751    $ 182,021    $ 153,372
         Shoppers ....................................     185,205      185,045      176,461      174,521      164,021
         Newspapers(i) ...............................     124,313      125,077      140,761      131,545      126,222
         Television ..................................      26,100       25,132       28,629       27,818       25,702
                                                         ---------    ---------    ---------    ---------    ---------
         Total revenues ..............................   $ 665,873    $ 603,511    $ 579,602    $ 515,905    $ 469,317
                                                         =========    =========    =========    =========    =========
     Operating income
         Direct Marketing ............................   $  44,794    $  37,774    $  27,910    $  18,921    $  15,119
         Shoppers ....................................      24,017       20,020       17,743       12,685       15,517
         Newspapers(i) ...............................      29,559       27,281       26,363      (30,974)      20,973
         Television ..................................       9,097        7,379        8,946        8,164        6,140
         General corporate ...........................     (19,472)      (8,518)      (8,399)      (6,235)      (6,294)
                                                         ---------    ---------    ---------    ---------    ---------
         Total operating income ......................   $  87,995    $  83,936    $  72,563    $   2,561    $  51,455
                                                         =========    =========    =========    =========    =========
Other Data
     Operating cash flow(j) ..........................   $ 116,789(k) $ 109,915    $  97,032    $  81,787    $  75,910
     Capital expenditures ............................      27,414       22,110       19,051       25,276       11,295
Balance Sheet Data (at end of period)
     Property, plant and equipment, net ..............   $ 112,908    $ 102,164    $ 103,768    $ 101,516    $  85,764
     Goodwill, net ...................................     319,289      283,149      298,407      301,363      355,911
     Total assets ....................................     592,283      529,279      540,130      515,924      547,350
     Total long term debt ............................     218,005      220,468      294,499      323,056      220,469(1)
     Total stockholders' equity ......................     252,692      201,856      137,845      108,025(m)    60,156


(a) Merger cost of $12.1 million related to DiMark merger. See Note B of Notes to Consolidated Financial Statements.
(b) Goodwill write-down of $55.5 million related to newspaper and shopper segments. Newspaper and shopper operating income was affected by $52.7 million and $2.8 million, respectively. See Note A of Notes to Consolidated Financial Statements.
(c) Represents income loss and earnings loss per common share before extraordinary item.
(d) Includes merger costs of $8.7 million, or 23 cents per share, net of $3.4 million income tax benefit. Excluding these costs, earnings were $1.28 per share.
(e) Includes gains on divestitures of $3.1 million, or 8 cents per share, net of $10.6 million income tax expense. Excluding these gains, earnings were 98 cents per share.
(f) Includes extraordinary loss from the early extinguishment of debt of $7.4 million, net of $4.3 million income tax benefit.
(g) Restated to reflect the three-for-two stock split effected as a stock dividend effective December 15, 1995.
(h) Excluding the goodwill write-down and extraordinary items, earnings on a fully diluted basis were 53 cents per share.
(i) In March 1995, the Company sold its suburban Boston newspapers. See Note K of Notes to Consolidated Financial Statements.
(j) Operating cash flow is defined as operating income plus depreciation, goodwill amortization and goodwill write-down. Operating cash flow is not intended to represent cash flow or any other measure of performance in accordance with generally accepted accounting principles.
(k) Excluding 1996 one-time merger costs, operating cash flow was $128.9 million.
(l) Long term debt in 1992 excludes $174.7 million of borrowings under the Company's revolving credit commitment and commercial paper borrowings classified as current maturities.
(m) Includes the net proceeds from issuance of 9,375,000 shares of the Company's common stock at $11.00 per share in the initial public offering in November 1993.

INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Harte-Hanks Communications, Inc.:


We have audited the accompanying consolidated balance sheets of Harte-Hanks Communications, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harte-Hanks Communications, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                                   /s/ KPMG PEAT MARWICK LLP

San Antonio, Texas
January 24, 1997

DIRECTORS
DAVID L. COPELAND
President, SIPCO, Inc.

DR. PETER T. FLAWN
President Emeritus
The University of Texas at Austin
Chairman, Audit Committee

LARRY FRANKLIN
President and Chief Executive Officer

RICHARD M. HOCHHAUSER
Executive Vice President

CHRISTOPHER M. HARTE
Private Investor

EDWARD H. HARTE
Retired Publisher, Corpus Christi Caller-Times

HOUSTON H. HARTE
Chairman of the Board

JAMES L. JOHNSON
Chairman Emeritus, GTE Corporation
Chairman, Compensation Committee


OFFICERS
LARRY FRANKLIN
President and Chief Executive Officer

RICHARD M. HOCHHAUSER
Executive Vice President

MICHAEL J. CONLY
Senior Vice President, Television

DONALD R. CREWS
Senior Vice President, Legal and Secretary

PETER E. GORMAN
Senior Vice President, Shoppers

STEPHEN W. SULLIVAN
Senior Vice President, Newspapers

KEVIN J. BARRY
Vice President, Newspapers

CRAIG COMBEST
Vice President, Direct Marketing

CHARLES DALL'ACQUA
Vice President, Direct Marketing

FRANK PUCKETT, JR.
Vice President, Newspapers

CORPORATE INFORMATION

COMMON STOCK

The Company's common stock is listed on the New York Stock Exchange (symbol:
HHS). The quarterly stock price ranges for 1996 and 1995 were as follows:

                                       1996                 1995
                                  HIGH      LOW         HIGH      LOW
First Quarter                    23        19 3/4      13 3/8    12 1/2
Second Quarter                   27 3/4    20 5/8      16 7/8    13 1/4
Third Quarter                    27 7/8    25 1/8      19 7/8    16 5/8
Fourth Quarter                   28 1/2    24 7/8      22 1/4    18 3/4

Quarterly dividends were paid at the rate of 1.67 cents per share for the first three quarters of 1996 and 2 cents per share in the fourth quarter of 1996. In 1995, quarterly dividends were paid at a rate of 1.67 cents per share. The stock prices and dividends reflect retroactively the three-for-two stock split in the form of a stock dividend on December 15, 1995.

There are approximately 2,300 holders of record.

TRANSFER AGENT AND REGISTRAR
Bank of Boston c/o Boston EquiServe, L.P.
Mail Stop 45-02-64
P. O. Box 644
Boston, Massachusetts  02102-0644

ANNUAL MEETING OF STOCKHOLDERS
The annual meeting of stockholders will be held at 10:00 a.m. May 6, 1997, at 200 Concord Plaza Drive, First Floor, San Antonio, Texas.

FORM 10-K ANNUAL REPORT
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained, without charge, upon written request to:

     Donald R. Crews, Secretary
     Harte-Hanks Communications, Inc.
     P. O. Box 269
     San Antonio, Texas 78291-0269

            Design: Harte-Hanks Direct Marketing
            Photography: Mark Langford
            Production: Seale Studios
            Printing: Avon Behren Printing Co.
            Printed on Recycled Paper