Form 10-K405, Exhibit 13
period 1997-12-31
HARTE HANKS COMMUNICATIONS INC
filed 1998-03-27
CIK 45919

                                                                  EXHIBIT 13
                               FINANCIAL CONTENTS


Management's Discussion & Analysis ..............................     14
Consolidated Balance Sheets .....................................     19
Consolidated Statements of Operations ...........................     20
Consolidated Statements of Cash Flows ...........................     21
Consolidated Statements of Stockholders' Equity .................     22
Notes to Consolidated Financial Statements ......................     23
Five-Year Financial Summary .....................................     31
Independent Auditors' Report ....................................     32
Corporate Information ...........................................     32
Directors, Officers and Harte-Hanks Operations ..................     33

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company's overall performance reflects its commitment to its growth strategy of being a market leader, introducing new products and entering new markets, investing in technology and people, and increasing shareholder value. The pursuit of this strategy was accelerated by the October 1997 sale of the Company's newspaper and television operations. (See Note N of "Notes to Consolidated Financial Statements.") This sale enables the Company to increasingly focus on building one-to-one relationships with its customers, in execution of its targeted marketing strategy. As a result of this strategy, Harte-Hanks has grown revenues 41.8% since December 31, 1995, excluding the results of operations sold by the Company during that time. On the same basis, operating income increased 55.8%.

         The Company extinguished all of its long-term debt ($306.3 million) on October 15, 1997 using proceeds from the sale of its newspaper and television operations.

         Harte-Hanks has grown internally by adding new customers and products, cross-selling existing products, entering new markets and expanding its international presence. The Company also used proceeds from the sale of its newspaper and television operations to fund several acquisitions in 1997. These acquisitions, as well as several previous acquisitions, have enhanced the Company's growth over the past three years. Harte-Hanks has funded $175.8 million in acquisitions during the period from 1995 through 1997. These acquisitions have all been in the Company's direct marketing and shopper segments, which now comprise 100% of the Company's revenues.

         In addition to the purchase acquisitions mentioned above, DiMark, Inc. merged with a wholly owned subsidiary of the Company on April 30, 1996 under the basis discussed on page 16 under "Acquisitions." The merger was accounted for on a pooling-of-interests basis, and all historical information has been restated as if the pooling occurred at the beginning of the periods presented.

         Harte-Hanks derives the majority of its revenues from the sale of direct marketing and advertising services. The Company's shoppers operate in local markets and are affected by the strength of the local economies. As a national business, direct marketing is affected to a greater extent by general national economic trends. The Company's principal expense items are payroll, postage, transportation and outsourced specialized printing. Postal rates, which typically increase every three to four years, increased 14% in January 1995. In 1996, the Company experienced postal savings in its shopper operations and increased costs in its direct marketing operations due to a mid-year postal reclassification rate case. Postal rate savings continued in the first half of 1997 in the shopper operations as a result of the 1996 postal reclassification.

================================================================================
RESULTS OF CONTINUING OPERATIONS

As described in Note N of the "Notes to Consolidated Financial Statements" included herein, the Company sold its newspaper and television operations on October 15, 1997. Therefore, the newspaper and television operations results are excluded from management's discussion and analysis of financial condition and results of operations below.

Operating results from continuing operations -- direct marketing and shoppers -- were as follows, exclusive of merger costs:

------------------------------------------------------------------------------------------
In thousands                1997          % Change    1996 (a)       % Change       1995
------------------------------------------------------------------------------------------
Revenues                  $638,349          23.8      $515,460          13.7      $453,302
Operating expenses         561,257          23.7       453,563          12.4       403,518
                          --------                    --------                    --------
Operating income          $ 77,092          24.5      $ 61,897          24.3      $ 49,784
                          ========                    ========                    ========

(a) Excludes 1996 one-time merger costs (discussed under "Acquisitions"). Including these costs, operating expenses and operating income were $465.7 million and $49.8 million, respectively.

Consolidated revenues from continuing operations grew 23.8% in 1997 to $638.3 million, and 1997 operating income grew 24.5% to $77.1 million when compared to 1996. The Company's overall growth resulted from acquisitions and increased business from both new and existing customers. Overall operating expenses increased as a result of the overall revenue growth and the hiring of additional personnel to support the growth.

         Overall growth in the Company's 1996 revenues and operating income from continuing operations resulted from acquisitions, increased business with both new and existing customers, and new products and services. Overall operating expenses increased as a result of the overall revenue growth and higher paper prices experienced in 1996.

================================================================================
DIRECT MARKETING

Direct marketing operating results were as follows:

------------------------------------------------------------------------------------------
In thousands                1997         % Change       1996         % Change       1995
------------------------------------------------------------------------------------------
Revenues                  $425,489          28.8      $330,255          23.1      $268,257
Operating expenses         371,129          30.0       285,461          23.9       230,483
                          --------                    --------                    --------
Operating income          $ 54,360          21.4      $ 44,794          18.6      $ 37,774
                          ========                    ========                    ========

Direct marketing revenues increased $95.2 million, or 28.8%, in 1997 when compared to 1996. The response management, database marketing, and marketing services sectors all experienced significant revenue growth. Response management growth is attributable to increased business with existing customers as well as new customer gains. The high technology and mutual fund industry sectors contributed significantly to overall response management revenues. Database marketing revenue increased primarily from database processing and acquisitions. The acquisitions included: Information for Marketing, a London-based database marketer, in January 1997; and Mercantile Software Systems, a New Jersey-based open architecture software provider, in November 1997. The retail industry sector provided the largest revenue increase for database marketing. Marketing services growth was largely due to an increase in logistics services and a full year of revenue from the acquisition of Marketing Communications, Inc., in November of 1996. Overall, revenue growth for direct marketing increased as a result of providing service to both new and existing customers across several industry sectors including retail, high technology, financial services, pharmaceutical and insurance industries.

         Operating expenses increased $85.7 million, or 30%, in 1997 when compared to 1996. Payroll costs increased $40.1 million due to the addition of personnel to support the revenue growth. Also contributing to increased operating expenses were additional production costs of $32.2 million due to increased volumes. Depreciation expense increased $3.5 million due to higher levels of capital investment to support growth. Operating expenses were also impacted by the acquisitions noted above.

         Direct marketing's 1996 revenue growth of $62.0 million, or 23.1%, occurred primarily in the database marketing and response management sectors. Database marketing revenues increased mainly from database construction and updates, and higher sales volume of software products. Response management revenues increased as a result of the addition of new customers, increased sales to existing customers, and acquisitions in January, May, and August 1996. These included DiMark's January 1996 acquisition of PRO Direct Response Corp., a telemarketing company with a strong customer base in the financial services industry; the May 1996 acquisition of Inquiry Handling Service, a Los Angeles-based response management company that serves the high technology and electronics industries; and the August 1996 acquisition of Lead Management Group, a Boston-based response management, telemarketing and fulfillment company that serves the high technology industry. In addition, the Company purchased Marketing Communications, Inc., a marketing company that serves the pharmaceutical industry. Overall, revenue growth resulted from acquisitions and increased business with both new and existing customers, particularly in services provided to the retail, high technology, financial services, healthcare, pharmaceutical and insurance industries.

         Operating expenses increased $55.0 million, or 23.9%, during 1996 due primarily to revenue growth. Payroll costs increased $31.1 million due to expanded hiring to support revenue growth. Also contributing to the increased operating expenses were additional production costs of $16.2 million due to increased volumes. Depreciation expense increased $2.4 million due to higher levels of capital investment to support growth. Operating expenses were also impacted by the acquisitions noted above.

================================================================================
SHOPPERS

Shopper operating results were as follows:

-----------------------------------------------------------------------------------------
In thousands                  1997         % Change     1996         % Change      1995
-----------------------------------------------------------------------------------------
Revenues                    $212,860         14.9     $185,205          0.1      $185,045
Operating expenses           181,771         12.8      161,188         (2.3)      165,025
                            --------                  --------                   --------
Operating income            $ 31,089         29.4     $ 24,017         20.0      $ 20,020
                            ========                  ========                   ========

Shopper revenues increased $27.7 million, or 14.9%, in 1997 when compared to 1996. The increase was primarily due to an acquisition in 1997. The ABC Shoppers Group, comprised of 6 publications located primarily in California, was acquired in September 1997 and accounted for $17.3 million of the increase. Excluding the revenue contributed by these newly-acquired units, revenue increased $10.4 million, or 5.6%, in 1997 over 1996. This remaining revenue increase was attributed to higher in-book advertising revenue and continued growth of core business accounts as well as an additional publication week in 1997.

         Shopper operating expenses increased $20.6 million, or 12.8%, in 1997 due primarily to revenue growth contributed by the shopper acquisition which accounted for $15.4 million of the increase. Other factors included increased costs directly associated with increased product volumes and higher promotion costs.

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

         Shopper operating expenses decreased $3.8 million, or 2.3%, in 1996 when compared to 1995. Postage expense decreased $4.8 million due to lower rates as a result of postal reclassification and less overweight postage associated with the lower insert volumes. Insurance costs and outsourced printing costs were also lower when compared to 1995. In addition, reduced circulation in the Dallas market contributed to the decreased expense. These decreases were offset by paper cost increases of $2.1 million attributable to higher paper prices experienced through the first three quarters of 1996.

================================================================================
ACQUISITIONS

As described in Note B of the "Notes to Consolidated Financial Statements" included herein, the Company made several acquisitions in the current year.

         The Company acquired the ABC Shoppers Group for $104 million from an indirect subsidiary of The Walt Disney Company in September 1997. The group consisted of 6 publications with a strong presence primarily in California, which added more than 2.4 million in circulation to the Company's existing shopper businesses.

         The Company also acquired Information for Marketing Limited, a leading London-based database marketer which services the United Kingdom, and Mercantile Software Systems, Inc., a New Jersey-based provider of open architecture software and systems integration solutions for direct marketing, in January 1997 and November 1997, respectively. These acquisitions help strengthen the international services, and support and expand the technology base of the database marketing sector. The Company also expanded its international capabilities in the response management sector through the acquisition of Tele Support Services, a leading provider of response management services to the high technology industry in Europe, in October 1997.

         Also described in Note B of the "Notes to Consolidated Financial Statements" included herein, on April 30, 1996, DiMark was merged with a wholly owned subsidiary of the Company and each outstanding share of DiMark common stock was converted into 1.312 shares of the Company's common stock. As a result, the Company issued approximately 12.2 million shares of its common stock to the shareholders of DiMark, and DiMark's outstanding stock options were converted into options to acquire approximately 3.0 million shares of Company common stock. The merger was accounted for on a pooling-of-interests basis, and all historical information has been restated as if the pooling occurred at the beginning of the periods presented. One-time merger expenses of $12.1 million ($8.7 million after-tax) were recognized in the second quarter of 1996.

INTEREST EXPENSE/INTEREST INCOME

Total interest income and expense through October 15, 1997 was allocated to continuing operations and discontinued operations based upon percentage of net assets. The percentages allocated to continuing operations were approximately 58%, 55% and 44% for 1997, 1996 and 1995, respectively.

         Interest expense for continuing operations decreased $1.2 million in 1997 over 1996 due primarily to the October extinguishment of $306.3 million of long-term debt, using proceeds from the sale of the newspaper and television operations, as described in Note N of the "Notes to Consolidated Financial Statements" included herein. Total interest expense decreased in 1996 when compared to 1995 due to lower effective interest rates and debt levels. However, interest expense for continuing operations was flat due to the increased allocation percentage from 1995 to 1996.

         Interest income from continuing operations increased $3.7 million in 1997 as compared to 1996. This increase was due to the short-term investment of the proceeds from the sale of the newspaper and television operations after debt extinguishment and operational fundings. These short-term investments are comprised of both taxable and non-taxable components with an aggregate balance of $388.1 million at December 31, 1997. (See Note C of the "Notes to Consolidated Financial Statements.") Interest income increased $0.4 million in 1996 when compared to 1995, due to interest income related to an income tax refund from a favorable tax settlement.

EXTRAORDINARY ITEM

The Company extinguished its debt on October 15, 1997 using the proceeds from the sale of its newspaper and television operations. The early extinguishment of debt resulted in an extraordinary loss in the amount of $0.9 million, or one cent per share.

INCOME TAXES

Excluding income taxes related to the 1996 merger costs and the 1995 gain on divestiture, income tax expenses for continuing operations increased $7.7 million in 1997 and $4.8 million in 1996 due to higher income levels. The effective income tax rate (excluding the unusual items) was 41.1%, 42.1%, and 43.8% in 1997, 1996 and 1995, respectively.

CAPITAL INVESTMENTS

Net cash used in investing activities for 1997 included $114.6 million for acquisitions and $28.4 million for capital expenditures. In addition to the cash outlay for acquisitions, the Company issued stock with a value of $6.3 million in connection with its November 1997 acquisition. The acquisition investments were made in both the direct marketing and shopper segments, discussed under "Direct Marketing" and "Shoppers," respectively. The capital expenditures consisted primarily of additional computer capacity, technology, systems and equipment upgrades for the direct marketing business to support its growth in all sectors. The shopper segment's capital expenditures were primarily related to two new inserting machines. Additionally, the Company has invested significantly in the reengineering of its financial systems and processes through the purchase of new accounting systems software with implementation beginning December 1997. The Company also invested in facility expansions in its database marketing, response management and marketing services businesses.

         Net cash used in investing activities for 1996 included $32.7 million for acquisitions and $23.9 million for capital expenditures. In addition to the cash outlay for acquisitions, the Company incurred $18.8 million in notes payable in connection with its November 1996 acquisition, which was repaid in January 1997 with borrowings under the Company's revolving credit commitment. The acquisition investments were made in the direct marketing segment discussed under "Direct Marketing." The capital expenditures consisted primarily of additional computer capacity for the direct marketing business to support the growth in its database marketing sector. The Company also invested in facility expansions in its database and response management businesses as well as the opening of sales offices in Brazil and Australia. Other investments included upgraded prepress technology in the shopper business.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities of continuing operations was $68.5 million for 1997. Net cash inflows from investing activities were $231.7 million in 1997. Included in 1997 investing activities was $789.9 million in proceeds, less $24.5 million of sales related costs, from the sale of the Company's newspaper and television operations. Proceeds from the sale were used to extinguish outstanding debt under the Company's credit facility, purchase short-term securities, and fund several acquisitions. Total cash outflows in 1997 related to acquisitions was $114.6 million (see Note B of the "Notes to Consolidated Financial Statements" included herein for further information). Cash provided by operating activities of continuing operations for 1996 and 1995 was $39.8 million and $34.5 million, respectively. Net cash outflows for investing activities of continuing operations were $56.2 million in 1996 and $23.6 million in 1995. These investing outflows are the result of the Company's expansion through acquisitions and investments in infrastructure to support growth.

         Capital resources were available from, and provided through, the Company's unsecured credit facility, through October 15,

1997. This credit facility, a $320 million variable rate, revolving loan commitment put in place on February 2, 1995, was to have been repaid by December 31, 2001. However, the outstanding borrowings under this facility ($306.3 million) were extinguished on October 15, 1997, funded primarily through the proceeds of the sale of the Company's newspaper and television operations as described in Note N of the "Notes to Consolidated Financial Statements" included herein.

         Management believes that the proceeds from the sale of the Company's newspaper and television operations, after extinguishment of debt and payment of income taxes related to the sale, together with cash provided from operating activities, will be sufficient to fund operations and anticipated capital service needs for the foreseeable future.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130 "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The FASB also issued in June 1997 SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information" which establishes new standards for the way public companies disclose information about operating segments, products and services, geographic areas and major customers. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. The Company does not expect the adoption of SFAS No. 131 to affect the groupings of its businesses for purposes of segment reporting.

FACTORS THAT MAY AFFECT FUTURE RESULTS AND FINANCIAL CONDITION

From time to time, in both written reports and oral statements by senior management, the Company may express its expectations regarding its future performance. These "forward-looking statements" are inherently uncertain, and investors should realize that events could turn out to be other than what senior management expected. Set forth below are some key factors which could affect the Company's future performance.

         Acquisitions -- In recent years the Company has made a number of acquisitions in its direct marketing and shopper businesses, and it expects to pursue additional acquisition opportunities. Acquisition activities, even if not consummated, require substantial amounts of management time and can distract from normal operations. In addition, there can be no assurance that the synergies and other objectives sought in acquisitions will be achieved.

         Competition -- Direct marketing is a rapidly evolving business, subject to periodic technological advancements, high turnover of customer personnel who make buying decisions, and changing customer needs and preferences. Consequently, the Company's direct marketing business faces competition in each of its three sectors - database marketing, marketing services, and response management. The Company's shopper business competes for advertising, as well as for readers, with other print and electronic media. Competition comes from local and regional newspapers, magazines, radio, broadcast and cable television, shoppers and other communications media that operate in the Company's markets. The extent and nature of such competition is, in large part, determined by the location and demographics of the markets targeted by a particular advertiser, and the number of media alternatives in those markets.

         Postal Rates -- The Company's shoppers are delivered by standard mail, and postage is the second largest expense, behind payroll, in the Company's shopper business. The present standard postage rates went into effect in January 1995, and the next increase is expected in 1998. Postal rates also influence the demand for the Company's direct marketing services even though the cost of mailings is borne by the Company's customers and is not directly reflected in the Company's revenues or expenses.

         Newsprint Prices -- Newsprint represents a substantial expense in the Company's shopper operations. In recent years newsprint prices have fluctuated widely, and such fluctuations can materially affect the results of the Company's operations.

         Economic Conditions -- Changes in national economic conditions can affect levels of advertising expenditures generally, and such changes can affect each of the Company's businesses. In addition, revenues from the Company's shopper business are dependent to a large extent on local advertising expenditures in the markets in which they operate. Such expenditures are substantially affected by the strength of the local economies in those markets. Direct marketing revenues are dependent on national and international economics.

         Year 2000 Issue -- The Year 2000 issue is a result of computer programs being written using two digits rather than four to define the applicable year. The Company has conducted a comprehensive review of its computer systems to identify those that could be affected by the Year 2000 issue and has developed an implementation plan to resolve the issue. The Company is utilizing both internal and external resources to correct or reprogram, and test the systems for the Year 2000 compliance. It is anticipated that all reprogramming efforts will be completed by December 31, 1998, allowing adequate time for testing. The Company is also in the process of obtaining confirmations, from primary processing vendors and customers, that plans are being developed to address processing of transactions in the year 2000. The Company does not expect the amounts required to be expensed over the next two years to have a material effect on its financial position or results of operations.

================================================================================
HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                                                 December 31,
In thousands, except per share and share amounts                            1997              1996
----------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Cash and cash equivalents ....................................       $  83,675        $  12,017
     Short-term investments .......................................         388,145               --
     Accounts receivable (less allowance for doubtful
         accounts of $2,835 in 1997 and $1,121 in 1996) ...........         109,340           87,510
     Inventory ....................................................           7,703            9,012
     Prepaid expenses .............................................           8,473            8,502
     Current deferred income tax asset ............................          12,518            5,201
     Other current assets .........................................           3,285            2,074
                                                                          ---------        ---------
         Total current assets .....................................         613,139          124,316
                                                                          ---------        ---------
Net assets of discontinued operations .............................              --          223,477

Property, plant, and equipment
     Land .........................................................           3,069            3,657
     Buildings and improvements ...................................          20,913           20,161
     Software .....................................................          13,175           10,300
     Equipment and furniture ......................................         141,161          106,411
                                                                          ---------        ---------
                                                                            178,318          140,529
     Less accumulated depreciation ................................         (91,072)         (69,542)
                                                                          ---------        ---------
                                                                             87,246           70,987
     Construction and equipment installations in progress .........           2,105            1,208
                                                                          ---------        ---------
     Net property, plant and equipment ............................          89,351           72,195
                                                                          ---------        ---------
Intangible and other assets
     Goodwill (less accumulated amortization
         of $34,307 in 1997 and $28,782 in 1996) ..................         250,363          142,053
     Other assets .................................................           2,070            4,441
                                                                          ---------        ---------
         Total intangible and other assets ........................         252,433          146,494
                                                                          ---------        ---------
         Total assets .............................................       $ 954,923        $ 566,482
                                                                          ---------        ---------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
     Accounts payable .............................................       $  49,918        $  37,356
     Accrued payroll and related expenses .........................          23,097           18,799
     Customer deposits and unearned revenue .......................          17,944           16,242
     Income taxes payable .........................................         270,440            2,748
     Other current liabilities ....................................           9,950            7,989
                                                                          ---------        ---------
         Total current liabilities ................................         371,349           83,134
                                                                          ---------        ---------
Long-term debt ....................................................              --          218,005
Other long-term liabilities (including deferred
     income taxes of $9,723 in 1997 and $2,601 in 1996) ...........          17,337           12,651
                                                                          ---------        ---------
         Total liabilities ........................................         388,686          313,790
                                                                          =========        =========
Stockholders' equity
     Common stock, $1 par value, authorized 125,000,000 shares.
     Issued 1997: 74,842,982; 1996: 73,603,402 shares .............          74,843           73,604
     Additional paid-in capital ...................................         177,238          149,875
     Unrealized losses on short-term investments ..................            (577)              --
     Retained earnings ............................................         362,000           29,213
                                                                          ---------        ---------
                                                                            613,504          252,692
     Less treasury stock, 1,648,608 shares at cost ................         (47,267)              --
                                                                          ---------        ---------
         Total stockholders' equity ...............................         566,237          252,692
                                                                          ---------        ---------
         Total liabilities and stockholders' equity ...............       $ 954,923        $ 566,482
                                                                          =========        =========

See Notes to Consolidated Financial Statements

================================================================================
HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                     Year Ended December 31,
In thousands, except per share amounts                                        1997             1996             1995
----------------------------------------------------------------------------------------------------------------------
Revenues ...........................................................       $ 638,349        $ 515,460        $ 453,302
                                                                           ---------        ---------        ---------
Operating expenses
     Payroll .......................................................         236,319          187,765          156,901
     Production and distribution ...................................         243,423          204,729          190,619
     Advertising, selling, general and administrative ..............          59,054           43,632           41,619
     Depreciation ..................................................          17,327           13,779           11,135
     Goodwill amortization .........................................           5,134            3,658            3,244
     Merger costs ..................................................              --           12,136               --
                                                                           ---------        ---------        ---------
                                                                             561,257          465,699          403,518
                                                                           ---------        ---------        ---------
Operating income ...................................................          77,092           49,761           49,784
                                                                           ---------        ---------        ---------
Other expenses (income)
     Interest expense ..............................................           6,189            7,346            7,506
     Interest income ...............................................          (4,412)            (717)            (285)
     Gains on divestitures .........................................              --               --           (1,454)
     Other, net ....................................................             196              395              842
                                                                           ---------        ---------        ---------
                                                                               1,973            7,024            6,609
                                                                           ---------        ---------        ---------
Income from continuing operations
     before income taxes ...........................................          75,119           42,737           43,175
Income tax expense .................................................          30,848           19,653           18,874
                                                                           ---------        ---------        ---------
Income from continuing operations ..................................          44,271           23,084           24,301
                                                                           ---------        ---------        ---------
Income from discontinued operations, net of income taxes ...........          15,483           17,537           15,684
Gain on sale, net of income taxes ..................................         276,869               --               --
                                                                           ---------        ---------        ---------
Total discontinued operations ......................................         292,352           17,537           15,684
                                                                           ---------        ---------        ---------
Income before extraordinary item ...................................         336,623           40,621           39,985
Extraordinary item -- loss due to early extinguishment of debt,
     net of income tax benefit of $586 .............................            (875)              --               --
                                                                           ---------        ---------        ---------
Net income .........................................................       $ 335,748        $  40,621        $  39,985
                                                                           =========        =========        =========
Basic earnings per common share
     Continuing operations .........................................       $    0.60        $    0.32        $    0.35
     Discontinued operations .......................................            3.95             0.24             0.22
     Extraordinary item, net of income taxes .......................           (0.01)              --               --
                                                                           ---------        ---------        ---------
         Basic earnings per common share ...........................       $    4.54        $    0.56        $    0.57
                                                                           =========        =========        =========

     Weighted-average common shares outstanding ....................          73,998           72,830           69,956
                                                                           =========        =========        =========
Diluted earnings per common share
     Continuing operations .........................................       $    0.57        $    0.30        $    0.32
     Discontinued operations .......................................            3.80             0.23             0.21
     Extraordinary item, net of income taxes .......................           (0.01)              --               --
                                                                           ---------        ---------        ---------
         Diluted earnings per common share .........................       $    4.36        $    0.53        $    0.53
                                                                           =========        =========        =========
     Weighted-average common and
     common equivalent shares outstanding ..........................          77,000           77,154           75,338
                                                                           =========        =========        =========

See Notes to Consolidated Financial Statements

================================================================================
HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                      Year Ended December 31,
In thousands                                                                                     1997           1996         1995
-----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
     Net income ..........................................................................    $ 335,748     $  40,621     $  39,985
     Adjustments to reconcile net income to net cash provided by continuing operations:
              Income from discontinued operations ........................................      (15,483)      (17,537)      (15,684)
              Gain on sale of discontinued operations ....................................     (539,647)           --            --
              Depreciation ...............................................................       17,327        13,779        11,135
              Goodwill amortization ......................................................        5,134         3,658         3,244
              Amortization of option-related compensation ................................          769           661         1,349
              Deferred income taxes ......................................................        2,716           333           662
              Gains on divestitures ......................................................           --            --        (1,454)
              Extraordinary item .........................................................        1,461            --            --
              Other, net .................................................................       (1,192)        1,158           278
     Changes in operating assets and liabilities, net of effects from acquisitions and divestitures:
              Increase in accounts receivable, net .......................................      (12,737)      (17,495)       (2,265)
              Decrease (increase) in inventory ...........................................        2,435         7,900        (7,208)
              Decrease (increase) in prepaid expenses and other current assets ...........        2,454        (3,313)         (761)
              Increase in accounts payable ...............................................        7,818         1,703         3,748
              Increase (decrease) in other accrued expenses and other liabilities ........      263,242         8,550        (1,547)
              Other, net .................................................................       (1,546)         (250)        3,048
                                                                                              ---------     ---------     ---------
              Net cash provided by continuing operations .................................       68,499        39,768        34,530
         Net cash provided by discontinued operating activities ..........................       24,250        32,717        13,919
                                                                                              ---------     ---------     ---------
              Net cash provided by operating activities ..................................       92,749        72,485        48,449
                                                                                              ---------     ---------     ---------
Cash Flows from Investing Activities
     Acquisitions ........................................................................     (114,589)      (32,749)       (9,661)
     Purchases of property, plant and equipment ..........................................      (28,396)      (23,885)      (17,441)
     Proceeds from the sale of property, plant and equipment .............................        1,997           408         1,067
     Proceeds from divestiture ...........................................................           --            --         2,388
     Net purchases of available-for-sale short-term investments ..........................     (386,687)           --            --
     Discontinued operations:
         Purchases of property, plant and equipment ......................................       (4,548)       (3,529)       (4,669)
         Proceeds from the sale of property, plant and equipment .........................           34           270           310
         Payments on film contracts ......................................................       (1,481)       (1,572)       (1,817)
         Proceeds from divestiture .......................................................           --            --        39,643
         Proceeds from sale of discontinued operations ...................................      789,882            --             _
         Costs related to sale of discontinued operations ................................      (24,544)           --            --
                                                                                              ---------     ---------     ---------
            Net cash provided by (used in) investing activities ..........................      231,668       (61,057)        9,820
                                                                                              ---------     ---------     ---------
Cash Flows from Financing Activities
     Long-term borrowings ................................................................      497,600       244,573       895,463
     Payments on debt, including current maturities and financing costs ..................     (714,465)     (267,224)     (949,289)
     Issuance of common stock ............................................................       14,334         7,488         5,598
     Purchase of treasury stock ..........................................................      (47,267)           --            --
     Dividends paid ......................................................................       (2,961)       (2,350)       (1,968)
                                                                                              ---------     ---------     ---------
           Net cash (used in) financing activities .......................................     (252,759)      (17,513)      (50,196)
                                                                                              ---------     ---------     ---------
     Net increase (decrease) in cash .....................................................       71,658        (6,085)        8,073
     Cash and cash equivalents at beginning of period ....................................       12,017        18,102        11,533
     Pooling adjustment to beginning of year balance to conform fiscal years .............           --            --        (1,504)
                                                                                              ---------     ---------     ---------
     Cash and cash equivalents at end of period ..........................................    $  83,675     $  12,017     $  18,102
                                                                                              =========     =========     =========
     Supplemental cash flow information:
     Non-cash investing and financing activities:
          Acquisitions; stock issued (1997) and debt issued (1996) .......................    $   6,255     $  18,765     $      --
                                                                                              =========     =========     =========

See Notes to Consolidated Financial Statements

================================================================================
HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                       (Accumulated
                                                                       Additional        Deficit)
                                                        Common          Paid-In          Retained         Treasury
In thousands                                            Stock           Capital          Earnings          Stock
-------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1995 .....................       $ 67,120        $ 117,605        $ (44,935)       $     --
Common stock issued-- employee
     benefit plans .............................            282            1,648               --              --
Exercise of stock options ......................            399            1,961               --              --
Tax benefit of options exercised ...............             --              743               --              --
Dividends paid ($0.0335 per share) .............             --               --           (1,968)             --
Net income .....................................             --               --           39,985              --
Stock issued in conjunction with acquisition ...             --            1,310               --              --
Conversion of 61/4% Convertible Notes ..........          4,287           15,667               --              --
Pooling adjustment to beginning of year
     balance to conform fiscal year ............             --             (108)          (2,140)             --
Reduction of minimum pension liability .........             --               --               --              --
                                                       --------        ---------        ---------        --------
Balance at December 31, 1995 ...................         72,088          138,826           (9,058)             --

Common stock issued -- employee
     benefit plans .............................            208            2,441               --              --
Exercise of stock options ......................          1,192            4,699               --              --
Tax benefit of options exercised ...............             --            2,766               --              --
Dividends paid ($0.0335 per share) .............             --               --           (2,350)             --
Net income .....................................             --               --           40,621              --
Stock issued in conjunction with
     acquisition earnout .......................            116            1,143               --              --
                                                       --------        ---------        ---------        --------
Balance at December 31, 1996 ...................         73,604          149,875           29,213              --

Common stock issued -- employee
     benefit plans .............................            278            3,370               --              --
Exercise of stock options ......................          2,250            8,566               --              --
Tax benefit of options exercised ...............             --            7,841               --              --
Dividends paid ($0.04 per share) ...............             --               --           (2,961)             --
Net income .....................................             --               --          335,748              --
Stock issued in conjunction with
     acquisition ...............................            360            5,937               --              --
Treasury stock repurchase ......................         (1,649)           1,649               --         (47,267)
Unrealized loss on short-term investments
     (net of tax) ..............................             --               --               --              --
                                                       --------        ---------        ---------        --------
Balance at December 31, 1997 ...................       $ 74,843        $ 177,238        $ 362,000        $(47,267)
                                                       ========        =========        =========        ========


                                                       Minimum     Unrealized
                                                       Pension     (Loss) on        Total
                                                      Liability    Short-Term    Stockholders'
In thousands                                          Adjustment   Investments      Equity
----------------------------------------------------------------------------------------------
Balance at January 1, 1995 .....................       $(1,945)       $  --        $ 137,845
Common stock issued-- employee
     benefit plans .............................            --           --            1,930
Exercise of stock options ......................            --           --            2,360
Tax benefit of options exercised ...............            --           --              743
Dividends paid ($0.0335 per share) .............            --           --           (1,968)
Net income .....................................            --           --           39,985
Stock issued in conjunction with acquisition ...            --           --            1,310
Conversion of 61/4% Convertible Notes ..........            --           --           19,954
Pooling adjustment to beginning of year
     balance to conform fiscal year ............            --           --           (2,248)
Reduction of minimum pension liability .........         1,945           --            1,945
                                                       -------        -----        ---------
Balance at December 31, 1995 ...................            --           --          201,856

Common stock issued -- employee
     benefit plans .............................            --           --            2,649
Exercise of stock options ......................            --           --            5,891
Tax benefit of options exercised ...............            --           --            2,766
Dividends paid ($0.0335 per share) .............            --           --           (2,350)
Net income .....................................            --           --           40,621
Stock issued in conjunction with
     acquisition earnout .......................            --           --            1,259
                                                       -------        -----        ---------
Balance at December 31, 1996 ...................            --           --          252,692

Common stock issued -- employee
     benefit plans .............................            --           --            3,648
Exercise of stock options ......................            --           --           10,816
Tax benefit of options exercised ...............            --           --            7,841
Dividends paid ($0.04 per share) ...............            --           --           (2,961)
Net income .....................................            --           --          335,748
Stock issued in conjunction with
     acquisition ...............................            --           --            6,297
Treasury stock repurchase ......................            --           --          (47,267)
Unrealized loss on short-term investments
     (net of tax) ..............................            --         (577)            (577)
                                                       -------        -----        ---------
Balance at December 31, 1997 ...................       $    --        $(577)       $ 566,237
                                                       =======        =====        =========

See Notes to Consolidated Financial Statements

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The accompanying Consolidated Financial Statements present the financial position of Harte-Hanks Communications, Inc. and subsidiaries (the "Company"). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from the estimates.

     All intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified for comparative purposes.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

All highly liquid investments with a remaining maturity of 90 days or less at the time of purchase are considered to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. The short-term investments comprise readily marketable debt and equity securities with remaining maturities of more than 90 days at the time of purchase. Even where the remaining maturity is more than one year, the securities are classified as short-term investments, as the Company's intention is to convert them into cash within one year. The Company considers all of its short-term investments to be available-for-sale and are recorded at fair value, with the unrealized gain (loss) recognized as a separate component of stockholders' equity.

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

     Buildings and improvements                 10 to 40 years
     Equipment and furniture                     4 to 20 years

GOODWILL

Goodwill is stated on the basis of cost, adjusted as discussed below, and is amortized on a straight-line basis over 15 to 40 year periods.

     For each of its investments, the Company assesses the recoverability of its goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through projected undiscounted future cash flows over the remaining amortization period. If projected undiscounted future cash flows indicate that unamortized goodwill will not be recovered, an impairment loss is recognized based on projected discounted future cash flows. Cash flow projections are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

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

EARNINGS PER SHARE

Basic earnings per common share are based upon the weighted-average number of common shares outstanding. Diluted earnings per common share are based upon the weighted-average number of common shares outstanding, dilutive common stock equivalents from the assumed exercise of stock options using the treasury stock method and assumed conversion of the 61/4% Convertible Notes due 2002 until May 1995, at which time the Company issued shares of its common stock upon conversion of the notes. See Note M.

STOCK SPLIT

In January 1998, the Company announced a two-for-one split of its common stock in the form of a 100% stock dividend payable March 16 to holders of record on March 2, 1998. All share, per share and common stock information in the Consolidated Financial Statements and the Notes thereto have been restated to reflect the stock split.

NOTE B -- ACQUISITIONS

PURCHASES

In January 1997, the Company acquired Information for Marketing Limited, a London-based database marketer servicing the United Kingdom.

     In September 1997, the Company acquired the ABC Shoppers Group from an indirect subsidiary of The Walt Disney Company for $104 million. The group consisted of 6 publications located primarily in California, and added over 2.4 million circulation to the shopper segment, for a total circulation of more than 9 million per week.

     In October 1997, the Company exercised the option to acquire Tele Support Services, a provider of response management services to the high technology industry in Europe, and in November 1997, the Company acquired Mercantile Software Systems, Inc., a New Jersey-based provider of open architecture software and systems integration solutions for direct marketing.

     In January 1996, DiMark acquired PRO Direct Response Corp., a telemarketing company that serves the financial services industry.

     In May 1996, the Company acquired Inquiry Handling Service, a Los Angeles-based response management company that serves the high technology and electronics industries, and in August 1996, the Company acquired Lead Management Group, a Boston-based response management, telemarketing and fulfillment company that serves the high technology industry.

In November 1996, the Company acquired Marketing Communications, Inc., a Kansas City-based integrated database marketing company that serves the pharmaceutical industry.

     The total cash outlay in 1997 for acquisitions was $114.6 million. In addition, the Company issued stock with a value of $6.3 million for its November 1997 acquisition. The total cash outlay in 1996 for acquisitions was $32.7 million. In addition, the Company incurred $18.8 million in notes payable for its November 1996 acquisition, which was repaid in January 1997 with borrowings under its revolving credit commitment.

     The operating results of the acquired companies have been included in the accompanying Consolidated Financial Statements from the date of acquisition.

The following table summarizes, on an unaudited pro forma basis, the estimated combined results of operations of the Company and the 1997 acquisitions (ABC Shoppers Group, Information for Marketing Limited, Tele Support Services and Mercantile Software Systems) assuming the acquisitions had taken place on January 1, 1996. The pro forma information includes adjustments for interest expense that would have been incurred to finance the acquisitions and amortization of the intangible assets acquired. The unaudited pro forma results of operations are not necessarily indicative of the results that actually would have occurred had the acquisitions been completed on January 1, 1996.

----------------------------------------------------------------------
In thousands, except                  For the years ended December 31,
per share amounts                             1997          1996
----------------------------------------------------------------------
Revenues ............................       $698,809       $592,681
Income from continuing operations ...         45,257         23,273
Net income ..........................        336,734         40,810
Diluted earnings per
common share:
Continuing operations ...............           0.59           0.30
Net income ..........................           4.37           0.53

POOLING-OF-INTERESTS

Effective April 30, 1996, DiMark, Inc. was merged with a wholly owned subsidiary of the Company, and each outstanding share of DiMark common stock was converted into the right to acquire 1.312 shares of Company common stock. As a result, the Company issued approximately 12.2 million shares of common stock to the shareholders of DiMark, and DiMark's outstanding stock options were converted into options to acquire approximately 3.0 million shares of Company common stock. The merger was accounted for on a pooling-of-interests basis. Accordingly, the Company's financial statements have been restated to include the results of DiMark for all periods presented. The combined financial results include reclassifications to conform to financial statement preparation. Merger expenses related to the transaction were $12.1 million ($8.7 million, net of income taxes).

     Prior to the combination, the Company's fiscal year ended on December 31 and DiMark's fiscal year ended February 28. In recording the business combination, DiMark's financial statements for the 12 months ended December 31, 1996 and 1995 were combined with the Company's consolidated financial statements for the same periods. DiMark's financial statements for the fiscal year ended February 28, 1995 were combined with the Company's consolidated financial statements for the year ended December 31, 1994. Net income, the issuance of common stock, and the net increase in cash and cash equivalents were adjusted to eliminate the effect of including DiMark's results of operations, financial position, and cash flows for the two months ended January and February, 1995 in the years ended December 31, 1995 and December 31, 1994.

Combined and separate results of the Company and DiMark during the reporting periods preceding the merger were as follows:

---------------------------------------------------------------------------------------------------------------------------
                                               Three Months
                                                      Ended         Year Ended
In thousands                                 March 31, 1996  December 31, 1995
---------------------------------------------------------------------------------------------------------------------------
Revenues from continuing
  operations
     Harte-Hanks .......................       $  89,794        $ 382,643
     DiMark ............................          27,377           77,583
     Adjustments .......................          (1,665)          (6,924)
                                               ---------        ---------
     Combined ..........................       $ 115,506        $ 453,302
                                               =========        =========

Income from continuing
  operations
     Harte-Hanks .......................       $   3,056        $  18,301
     DiMark ............................           1,932            6,000
                                               ---------        ---------
     Combined ..........................       $   4,988        $  24,301
                                               =========        =========

Adjustments consist of elimination of DiMark's postage costs from revenues and cost of sales to conform to the Company's accounting classification.

NOTE C -- SHORT-TERM INVESTMENTS

The Company's intention is to maintain a liquid portfolio to take advantage of investment opportunities; therefore all securities are considered to be available-for-sale and are classified as current assets. Short-term investments consist of the following:

------------------------------------------------------------------------------
                                                   December 31, 1997
                                                         Gross
                                         Amortized  Unrealized            Fair
In thousands                                  Cost        Loss           Value
------------------------------------------------------------------------------
Tax exempt variable rate
     demand notes .................       $241,018       $  --        $241,018
Tax exempt auction rate
     securities ...................          3,100          --           3,100
Tax exempt commercial paper .......         37,233          --          37,233
Taxable commercial paper ..........         71,102          --          71,102
Taxable certificates of deposit ...         33,244          --          33,244
Taxable federal securities ........            990          --             990
Equity securities .................          2,346        (888)          1,458
                                          --------       -----        --------
Total .............................       $389,033       $(888)       $388,145
                                          ========       =====        ========

The fair value of the Company's investment in securities by contractual maturity is as follows:

-----------------------------------------------------------------
In thousands                                    December 31, 1997
-----------------------------------------------------------------

Due in less than 1 year ..........................       $141,579
Due in 1 to 5 years ..............................            990
Due in more than 5 years .........................        244,118
No stated maturity-equity securities .............          1,458
                                                         --------
Total ............................................       $388,145
                                                         ========

The gross realized gains and losses on the sale of available-for-sale securities were immaterial for the year ended December 31, 1997. The net change in the unrealized loss on marketable securities classified as available-for-sale included as a component of equity was $577,000 at December 31, 1997.

NOTE D -- LONG-TERM DEBT

Long-term debt consists of the following:

-----------------------------------------------------------------------------
                                                           December 31,
In thousands                                           1997            1996
-----------------------------------------------------------------------------
Revolving loan commitment, various
     interest rates (effective rate of 6.0%
     at December 31, 1996), due in
     mandatory reductions beginning
     June 30, 1998  through
     December 31, 2001 ........................       $     --       $195,000

Bank lines, various interest rates
     (effective rates of 7.8% at
     December 31, 1996) .......................             --          3,000
Acquisition notes payable (interest
     rate of 5.5%) ............................             --         18,765
Miscellaneous notes payable, interest
     rates ranging from 7.3% to 8%, due
     on various dates through 1998 ............          1,240          1,340
                                                      --------       --------
                                                         1,240        218,105
Less current maturities .......................          1,240            100
                                                      --------       --------
                                                      $     --       $218,005
                                                      ========       ========

CREDIT FACILITY

The Company extinguished its $320 million revolving credit facility on October 15, 1997. As of December 31, 1997, the Company had no long-term debt. Cash payments for interest were $10.5 million, $13.5 million and $16.8 million for the years ended December 31, 1997, 1996 and 1995, respectively.

BANK LINES

The Company has two separate uncommitted short-term borrowing arrangements. Under these arrangements, the Company can borrow up to a maximum of $50 million. These short-term borrowings were previously classified as long-term debt since the Company's intent was to maintain unused and available credit under its credit facility in an amount equal to its outstanding short-term borrowings. As of December 31, 1997, the Company had no borrowings related to these bank lines.

ACQUISITION NOTES PAYABLE

In November 1996, the Company issued notes payable of $18.8 million in connection with an acquisition. These notes payable were repaid in January 1997 with borrowings under the Company's revolving credit commitment.

NOTE E -- INCOME TAXES

The components of income tax expense are as follows:

----------------------------------------------------------------
                                   Year Ended December 31,
In thousands                    1997        1996        1995
----------------------------------------------------------------
Current
  Federal ...............     $23,216     $ 16,475      $ 16,149
  State and local .......       4,916        2,845         2,063
                              -------     --------      --------
     Total current ......     $28,132     $ 19,320      $ 18,212
                              =======     ========      ========
Deferred
  Federal ...............     $ 2,201     $    (23)     $ (1,212)
  State and local .......         515          356         1,874
                              -------     --------      --------
     Total deferred .....     $ 2,716     $    333      $    662
                              =======     ========      ========

Included in income tax expense for 1996 is a tax benefit of $3.4 million related to merger costs. Included in income tax expense for 1995 is $0.6 million related to the gain on divestiture.

The differences between total income tax expense and the amount computed by applying the statutory federal income tax rate to income from continuing operations before income taxes were as follows:

---------------------------------------------------------------------------------------
                                                   Year Ended December 31,
In thousands                         1997                  1996                 1995
---------------------------------------------------------------------------------------
Computed expected
     income tax
     expense ................     $26,292  35%        $ 14,958   35%      $15,111   35%
Net effect of state
     income taxes ...........       3,531   5%           2,081    5%        2,559    6%
Effect of goodwill
     amortization ...........       1,017   1%             977    2%          889    2%
Effect of non-taxable
     investment
     income .................        (912) -1%              --   --            --   --
Merger costs ................          --  --            1,498    4%           --   --
Change in the beginning
     of the year balance
     of the valuation
     allowance ..............          --  --              (95)   0%          119    0%
Other, net ..................         920   1%             234    0%          196    1%
                                  -------  --         --------   --       -------   --
Income tax expense
     for the period .........     $30,848  41%        $ 19,653   46%      $18,874   44%
                                  =======  ==         ========   ==       =======   ==

Total income tax expense (benefit) was allocated as follows:

----------------------------------------------------------------------
                                        Year Ended December 31,
In thousands                        1997         1996          1995
----------------------------------------------------------------------
Continuing operations ......     $  30,848      $ 19,653      $ 18,874
Discontinued operations ....       275,548        15,064        21,724
Extraordinary items ........          (586)           --            --
Stockholders' equity .......        (8,152)       (2,766)         (743)
                                 ---------      --------      --------
     Total .................     $ 297,658      $ 31,951      $ 39,855
                                 =========      ========      ========

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:

-----------------------------------------------------------------------------
                                                           December 31,
In thousands                                             1997         1996
-----------------------------------------------------------------------------
Deferred tax assets:
  State net income tax ...........................     $  4,967      $  1,046
  Deferred compensation and retirement plans .....        4,651         6,098
  Accrued expenses not deductible until paid .....        3,743         2,870
  Accounts receivable, net .......................          439           476
  Other, net .....................................          253           237
  State net operating loss carryforwards .........          191            67
                                                       --------      --------
     Total gross deferred tax assets .............       14,244        10,794
     Less valuation allowance ....................         (191)          (67)
                                                       --------      --------
     Net deferred tax assets .....................       14,053        10,727
                                                       --------      --------
Deferred tax liabilities:
  Property, plant and equipment ..................       (8,643)       (7,522)
  Goodwill .......................................       (2,324)         (605)
  Other, net .....................................         (291)           --
                                                       --------      --------
     Total gross deferred tax liabilities ........      (11,258)       (8,127)
                                                       --------      --------
     Net deferred tax assets .....................     $  2,795      $  2,600
                                                       ========      ========

The valuation allowance for deferred tax assets as of January 1, 1996 was $60,000. The valuation allowance at December 31, 1997 and 1996 relate to state net operating losses, which are not expected to be realized.

     The net deferred tax asset is recorded both as a current deferred income tax asset and as other long-term liabilities based upon the classification of the related temporary difference.

     Cash payments for income taxes were $25.7 million, $19.8 million and $19.7 million in 1997, 1996 and 1995, respectively.

NOTE F -- EMPLOYEE BENEFIT PLANS

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

Net pension cost applicable to continuing operations for all plans included the following components:

---------------------------------------------------------------------------
                                                     December 31,
In thousands                               1997         1996         1995
---------------------------------------------------------------------------
Service cost - benefits earned
    during the period ..............     $  2,644      $ 2,803      $ 2,251
Interest cost on projected
    benefit obligation .............        4,118        3,656        3,292
Actual return on plan assets .......      (11,184)      (5,759)      (7,377)
Net deferrals and amortization .....        6,184        1,803        4,227
                                         --------      -------      -------
Net periodic pension cost ..........     $  1,762      $ 2,503      $ 2,393
                                         ========      =======      =======


In determining the 1997, 1996 and 1995 actuarial present value of benefit obligations, discount rates of 71/4%, 73/4% and 71/4% were used, respectively. The assumed annual rate of increase in future compensation levels was 4%, and the expected long-term rate of return on plan assets was 10%.

The status of Harte-Hanks' employee retirement plans at year-end was as follows:

----------------------------------------------------------------------------------------------------------
                                                                 Year Ended December 31,
In thousands                                               1997                           1996
----------------------------------------------------------------------------------------------------------
                                                 Qualified    Non-Qualified    Qualified     Non-Qualified
                                                    Plan           Plan           Plan           Plan
                                                 ---------------------------------------------------------
Actuarial present value of
   benefit obligations:
     Vested ..............................       $(60,054)       $(2,129)       $(49,581)       $    --
     Non-vested ..........................         (3,975)          (315)         (4,790)        (1,033)
                                                 --------        -------        --------        -------
   Total accumulated
     benefit obligations .................        (64,029)        (2,444)        (54,371)        (1,033)

Additional obligation related to
   projected salary increases ............        (12,551)        (1,011)        (16,123)        (1,295)
                                                 --------        -------        --------        -------
Projected benefit obligations
   for service rendered to date ..........        (76,580)        (3,455)        (70,494)        (2,328)

Fair value of plan assets,
   primarily listed stocks
   and government securities .............         79,392             --          65,316             --
                                                 --------        -------        --------        -------
Projected benefit obligation less than
   (in excess of) plan assets ............          2,812         (3,455)         (5,178)        (2,328)

Unrecognized net loss
   (gain) from past
   experience different
   from that assumed .....................           (425)           726           2,173            209

Unrecognized prior
   service costs .........................             30          1,070              47          1,126

Unrecognized net assets
   at January 1, 1987 being
   recognized over average
   expected remaining service
   period of employees ...................           (706)            --            (828)            --

Adjustment to recognize
   minimum liability .....................             --           (585)             --            (40)
                                                 --------        -------        --------        -------
Recorded pension asset (liability) .......       $  1,711        $(2,244)       $ (3,786)       $(1,033)
                                                 ========        =======        ========        =======


During 1997, the Company recognized a pension curtailment gain of $4.1 million related to the divestiture of its newspaper and television operations. This curtailment gain is included in the calculation of the gain on the sale of discontinued operations.

     The Company also sponsors 401(k) plans to provide employees with additional income upon retirement. The Company generally matches a portion of employees' voluntary before-tax contributions. Employees are fully vested in their own contributions and vest in the Company's matching contributions upon three years of service.

     The 1994 Employee Stock Purchase Plan provides for a total of 2,000,000 shares to be sold to participating employees at 85% of the fair market value at specified quarterly investment dates. Shares available for sale totaled 1,082,486 at December 31, 1997.

NOTE G -- STOCKHOLDERS' EQUITY

In January 1998, the Company announced a two-for-one split of its common stock in the form of a 100% stock dividend payable March 16 to holders of record on March 2, 1998. All share, per share and common stock amounts have been restated to retroactively reflect the stock split.

     Also in January 1998, the Company announced an increase in the regular quarterly dividend from 1 cent to 1.5 cents per share payable March 16 to holders of record on March 2, 1998.

     Under the 1.8 million share repurchase program authorized in January 1997, the Company repurchased 1,606,300 shares of its common stock for $47.3 million. In December, a new repurchase program was authorized for an additional 2 million shares.

     In April 1996, the Company amended its Certificate of Incorporation to increase its total authorized capitalization to 125,000,000 shares of common stock.

     On May 26, 1995, the Company issued 4,285,714 shares of common stock upon conversion of the $20 million principal amount of the Company's 61/4% Convertible Notes. Accordingly, the Company transferred $20 million, less $0.1 million of unamortized issue costs, to stockholders' equity.

NOTE H -- STOCK OPTION PLANS

1984 PLAN

In 1984, the Company adopted a Stock Option Plan ("1984 Plan") pursuant to which it issued to officers and key employees options to purchase shares of common stock at prices equal to the market price on the grant date. Market price was determined by the Board of Directors for purposes of granting stock options and making repurchase offers. Options granted under the 1984 Plan become exercisable five years after date of grant. At December 31, 1997, 1996 and 1995, options to purchase 629,000 shares, 939,600 shares and 1,315,800 shares, respectively, were outstanding under the 1984 Plan, with exercise prices ranging from $1.67 to $3.34 per share. No additional options will be granted under the 1984 Plan.

1991 PLAN

The Company adopted the 1991 Stock Option Plan ("1991 Plan") pursuant to which it may issue to officers and key employees options to purchase up to 8,000,000 shares of common stock. Options have been granted at prices equal to the market price on the grant date ("market price options") and at prices below market price ("performance options"). As of December 31, 1997, 1996 and 1995, market price options to purchase 4,194,650 shares, 4,324,000 shares and 3,356,550 shares, respectively, were outstanding with exercise prices ranging from $3.34 to $17.38 per share. Market price options become exercisable after the fifth anniversary of their date of grant. The weighted-average exercise price for outstanding options and exercisable options at December 31, 1997 was $8.83 and $5.21, respectively. The weighted-average remaining life for outstanding options was 7.88 years.

     At December 31, 1997, 1996 and 1995, performance options to purchase 737,800 shares, 994,250 shares and 1,115,550 shares, respectively, were outstanding with exercise prices ranging from $0.34 to $1.00 per share. The performance options become exercisable in whole or in part after three years, and the extent to which they become exercisable at that time depends upon the extent to which the Company achieves certain goals established at the time the options are granted. That portion of the performance options which does not become exercisable at an earlier date becomes exercisable after the ninth anniversary of the date of grant. Compensation expense of $0.8 million, $1.0 million and $1.8 million was recognized for the performance options for the years ended December 31, 1997, 1996 and 1995, respectively. The weighted-average exercise price for outstanding options and exercisable options at December 31, 1997 was $0.44 and $0.34, respectively. The weighted-average remaining life for outstanding options was 6.91 years.

DIMARK MERGER

In connection with the DiMark merger, DiMark's outstanding stock options were converted into options to acquire approximately 3.0 million shares of Harte-Hanks common stock. As of December 31, 1997, 1996 and 1995, DiMark options to purchase 435,466 shares, 2,534,684 shares and 3,132,028 shares, respectively, were outstanding with exercise prices ranging from $3.28 to $10.48 per share. As of December 31, 1997, all outstanding DiMark options were exercisable. The weighted-average exercise price at December 31, 1997 was $7.94 and the weighted-average remaining life was 2.18 years.

The following summarizes all stock option plans activity during 1997, 1996 and 1995:

---------------------------------------------------------------------
                                                            Weighted-
                                              Number          Average
                                           of Shares     Option Price
---------------------------------------------------------------------
Options outstanding
     at January 1, 1995 ...........        8,041,650        $    3.21
Granted ...........................        1,766,964             7.05
Exercised .........................         (682,224)            2.62
Cancelled .........................         (244,116)            4.14
Pooling adjustment to
     conform fiscal year ..........           37,654             4.42
                                          ==========
Options outstanding
     at December 31, 1995 .........        8,919,928             4.09
Granted ...........................        1,471,500            10.88
Exercised .........................       (1,194,108)            3.97
Cancelled .........................         (404,786)            5.61
                                          ----------
Options outstanding
     at December 31, 1996 .........        8,792,534             5.16
Granted ...........................        1,302,350            13.12
Exercised .........................       (2,249,240)            4.80
Cancelled .........................       (1,848,728)            4.83
                                          ----------
Options outstanding at
     December 31, 1997 ............        5,996,916        $    7.13
                                          ==========
Exercisable at
     December 31, 1997 ............        2,246,766        $    3.99
                                          ==========

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation." Accordingly, no compensation expense has been recognized for options granted where the exercise price is equal to the market price of the underlying stock at the date of grant. The Company does recognize compensation expense for options whose market price of the underlying stock exceeds the exercise price on the date of grant under the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, as permitted under SFAS No. 123.

Had compensation expense for the Company's options been determined based on the fair value at the grant date for awards in 1997, 1996 and 1995, consistent with the provisions of SFAS No. 123, the Company's income from continuing operations, net income and earnings per share would have been reduced to the pro forma amounts indicated below:

-------------------------------------------------------------------------------
                                                Year Ended December 31,
In thousands, except per share amounts      1997          1996         1995
-------------------------------------------------------------------------------
Income from continuing
  operations-- as reported ..........  $    44,271   $    23,084   $    24,301
Income from continuing
  operations-- pro forma ............       42,512        21,630        23,734
Net income-- as reported ............      335,748        40,621        39,985
Net income-- pro forma ..............      333,989        39,021        39,370
Diluted earnings per share
  from continuing operations
  -- as reported ....................         0.57          0.30          0.32
Diluted earnings per share
  from continuing operations
  -- pro forma ......................         0.55          0.28          0.31
Diluted earnings per share
  -- as reported ....................         4.36          0.53          0.53
Diluted earnings per share
  -- pro forma ......................         4.34          0.51          0.52

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995:

-------------------------------------------------------------------------------
                                                Year Ended December 31,
                                           1997           1996          1995
-------------------------------------------------------------------------------
Expected dividend yield..............         0.3%           0.3%          0.3%
Expected stock price volatility......        20.3%          22.1%         21.3%
Risk free interest rate..............         6.4%           6.3%          6.1%
Expected life of options.............   3-10 years     3-10 years    3-10 years

The weighted-average fair value of market price options granted during 1997, 1996 and 1995 was $5.12, $4.07 and $2.59 respectively. The weighted-average fair value and exercise price of performance options was $8.96 and $0.71 in 1997, $7.32 and $0.57 in 1996, and $6.07 and $0.34 in 1995, respectively.

NOTE I -- FAIR VALUE OF FINANCIAL INSTRUMENTS

Because of their maturities and/or interest rates, the Company's financial instruments have a fair value approximating their carrying value. These instruments include short-term investments, accounts receivable, revolving credit borrowings, trade payables, and miscellaneous notes receivable and payable.

NOTE J -- COMMITMENTS AND CONTINGENCIES

At December 31, 1997, the Company had outstanding letters of credit in the amount of $3.1 million. These letters of credit exist to support the Company's insurance programs relating to worker's compensation, automobile and general liability.

NOTE K -- LEASES

The Company leases certain real estate and equipment under various operating leases. Most of the leases contain renewal options for varying periods of time. The total rent expense applicable to continuing operations under all operating leases was $16.0 million, $13.0 million and $10.8 million for the years ended December 31, 1997, 1996 and 1995, respectively.

The future minimum rental commitments for all non-cancellable operating leases with terms in excess of one year as of December 31, 1997 are as follows:

-------------------------------------------------------------------------------
In thousands
-------------------------------------------------------------------------------
1998.............................................................      $ 13,673
1999.............................................................        10,827
2000.............................................................         8,537
2001.............................................................         7,218
2002.............................................................         4,007
After 2002.......................................................         8,113
                                                                       --------
                                                                       $ 52,375
                                                                       ========

NOTE L -- EXTRAORDINARY ITEM

The Company extinguished its debt on October 15, 1997 using the proceeds from the sale of its newspaper and television operations. The early extinguishment of debt resulted in an extraordinary loss in the amount of $0.9 million, or one cent per share, net of $0.6 million tax benefit.

NOTE M -- EARNINGS PER SHARE

The Company has adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." This statement requires the presentation of basic earnings per share (EPS) and diluted earnings per share for reporting periods of all public companies ending after December 15, 1997, instead of the primary and fully diluted EPS previously required. The new standard requires the restatement of EPS for all periods presented.

EPS restated as required by SFAS No. 128 is as follows:

--------------------------------------------------------------------------------
                                                   Year Ended December 31,
In thousands, except per share amounts         1997         1996         1995
-------------------------------------------------------------------------------
BASIC EPS
Income from continuing operations .......   $  44,271    $  23,084    $  24,301
Income from discontinued operations .....     292,352       17,537       15,684
Extraordinary item ......................        (875)          --           --
                                            ---------    ---------    ---------
Net income ..............................   $ 335,748    $  40,621    $  39,985
                                            =========    =========    =========

Weighted-average common shares
     outstanding used in net earnings
     per share computations .............      73,998       72,830       69,956
                                            =========    =========    =========

Earnings per share:
     Continuing operations ..............   $    0.60    $    0.32    $    0.35
     Discontinued operations ............        3.95         0.24         0.22
     Extraordinary item .................       (0.01)          --           --
                                            ---------    ---------    ---------
     Net income .........................   $    4.54    $    0.56    $    0.57
                                            =========    =========    =========

-------------------------------------------------------------------------------
                                                   Year Ended December 31,
In thousands, except per share amounts         1997          1996         1995
-------------------------------------------------------------------------------
DILUTED EPS
Income from continuing operations ......     $ 44,271      $ 23,084     $ 24,301
Income from discontinued operations ....      292,352        17,537       15,684
Extraordinary item .....................         (875)           --           --
                                             --------      --------     --------
Net income .............................     $335,748      $ 40,621     $ 39,985
                                             ========      ========     ========

Adjusted income from continuing
  operations ...........................     $ 44,271      $ 23,084     $ 24,476
Adjusted income from discontinued
  operations ...........................      292,352        17,537       15,822
Extraordinary item .....................         (875)           --           --
                                             --------      --------     --------
Adjusted net income for interest on
  convertible note .....................     $335,748      $ 40,621     $ 40,298
                                             ========      ========     ========

Shares used in net earnings per
  share computations ...................       77,000        77,154       75,338
                                             ========      ========     ========
Earnings per share:
  Continuing operations ................     $   0.57      $   0.30     $   0.32
  Discontinued operations ..............         3.80          0.23         0.21
  Extraordinary item ...................        (0.01)           --           --
                                             --------      --------     --------
  Net income ...........................     $   4.36      $   0.53     $   0.53
                                             ========      ========     ========

Computation of Shares Used In Net Earnings Per Share Computations

Average outstanding common shares.......       73,998        72,830       69,956
Average common equivalent shares--
  dilutive effect of option shares......        3,002         4,324        3,654
Dilutive effect of convertible note.....           --            --        1,728
                                             --------      --------     --------
Shares used in net earnings
  per share computations................       77,000        77,154       75,338
                                             ========      ========     ========

NOTE N -- DISCONTINUED OPERATIONS

The Company sold its newspaper operations, KENS-TV, the CBS affiliate in San Antonio and KENS-AM radio to The E.W. Scripps Company on October 15, 1997 for a cash price of $775 million plus approximately $15 million for estimated working capital. This transaction resulted in gain on sale of $276.9 million, or $3.60 per share diluted, net of $262.8 million of income taxes.

     Because the newspaper and television operations represent entire business segments that were divested on October 15, 1997, their results are reported as "discontinued operations" for all periods presented. Results of the remaining business segments are reported as "continuing operations."

Summarized operating results for the combined newspaper and television discontinued operations are as follows:

-------------------------------------------------------------------------------
                                                Year Ended December 31,
In thousands                              1997            1996            1995
-------------------------------------------------------------------------------
Revenues .......................        $121,169        $150,413        $150,209
Income from discontinued
  operations before gain
  on divestiture and
  income tax expense ...........        $ 28,231        $ 32,601        $ 25,115
Gain on divestiture ............              --              --          12,293
Income tax expense .............          12,748          15,064          21,724
                                        --------        --------        --------
Income from discontinued
  operations ...................        $ 15,483        $ 17,537        $ 15,684
                                        ========        ========        ========

Summarized balance sheet data for the combined newspaper and television discontinued operations is as follows:

-------------------------------------------------------------------------------
                                                        Year Ended December 31,
In thousands                                               1997         1996
-------------------------------------------------------------------------------
Current assets ....................................     $      --     $  28,831
Property, plant and equipment .....................            --        40,713
Goodwill and other intangibles ....................            --       177,236
Other assets ......................................            --         2,498
Current liabilities ...............................            --       (14,593)
Deferred income tax liabilities ...................            --        (8,148)
Other liabilities .................................            --        (3,060)
                                                        ---------     ---------
Net assets of discontinued operations .............     $      --     $ 223,477
                                                        =========     =========

The major components of cash flows for the combined newspaper and television discontinued operations are as follows:

-------------------------------------------------------------------------------
                                                Year Ended December 31,
In thousands                              1997            1996           1995
-------------------------------------------------------------------------------
Income from discontinued
  operations ....................       $ 15,483        $ 17,537       $ 15,684
Depreciation and goodwill
  amortization ..................          9,062          11,357         11,600
Film amortization ...............          1,369           1,347          2,188
Gain on divestiture .............             --              --        (12,293)
Other, net ......................         (1,664)          2,476         (3,260)
                                        --------        --------       --------
Net cash provided by
  discontinued operations .......       $ 24,250        $ 32,717       $ 13,919
                                        ========        ========       ========

NOTE O -- SELECTED QUARTERLY DATA (UNAUDITED)

------------------------------------------------------------------------------------------------------
                                                                   1997 Quarter Ended
                                                 -----------------------------------------------------
In thousands, except per share amounts(a)        December 31  September 30    June 30        March 31
------------------------------------------------------------------------------------------------------
Revenues from continuing operations ...........  $   193,900  $   155,061  $   150,964     $   138,424
Operating income from continuing operations ...       24,610       20,224       19,765          12,493
Income from continuing operations .............       17,193       10,470       10,640 (b)       5,968
Income before extraordinary items .............      294,712       15,549       16,345 (b)      10,017
Net income ....................................      293,837       15,549       16,345 (b)      10,017
Basic earnings per share:
Continuing operations .........................         0.24         0.14         0.14 (b)        0.08
Discontinued operations .......................         3.80         0.07         0.08            0.05
Net income ....................................         4.02         0.21         0.22 (b)        0.13
Diluted earnings per share:
Continuing operations .........................         0.23         0.13         0.13 (b)        0.08
Discontinued operations .......................         3.67         0.07         0.07            0.05
Net income ....................................         3.88         0.20         0.21 (b)        0.13

------------------------------------------------------------------------------------------------------
                                                                    1996 Quarter Ended
                                                 -----------------------------------------------------
In thousands, except per share amounts(a)        December 31  September 30    June 30        March 31
------------------------------------------------------------------------------------------------------
Revenues from continuing operations ...........  $   148,459  $   129,210  $   122,285      $  115,506
Operating income from continuing operations ...       19,268       15,863        3,981 (c)      10,649
Income from continuing operations .............       10,654        8,031         (589)(c)       4,988
Income before extraordinary items .............       16,106       12,292        3,906 (c)       8,317
Net income ....................................       16,106       12,292        3,906 (c)       8,317
Basic earnings per share:
Continuing operations .........................         0.15         0.11        (0.01)(c)        0.07
Discontinued operations .......................         0.07         0.06         0.06            0.05
Net income ....................................         0.22         0.17         0.05 (c)        0.12
Diluted earnings per share:
Continuing operations .........................         0.14         0.10        (0.01)(c)        0.07
Discontinued operations .......................         0.07         0.06         0.06            0.04
Net income ....................................         0.21         0.16         0.05 (c)        0.11

(a) See Note N for discussion of discontinued operations, including the gain on sale from discontinued operations recognized in the fourth quarter of 1997. The amounts disclosed in the above table do not agree with the amounts previously reported on Form 10-Q for all quarters of 1996 and the first quarter of 1997 because of the reclassification for discontinued operations.

(b) Includes one-time non-operating net gain of $0.4 million, or one-half cent per share.

(c)  Includes merger costs of $8.7 million, or 11 cents per share.

NOTE P -- BUSINESS SEGMENTS

Harte-Hanks Communications, Inc. is a diversified communications company with operations throughout the United States in two principal businesses -- direct marketing and shoppers. Harte-Hanks Direct Marketing is a nationwide and international business that serves customers primarily in the retail, financial services, insurance, high technology, pharmaceutical and healthcare industries. Harte-Hanks Shoppers operate in local markets and serve the retail, automotive, real estate and other service industries through weekly advertising publications.

-------------------------------------------------------------------------------
                                                Year Ended December 31,
In thousands                               1997         1996            1995
-------------------------------------------------------------------------------
Operating revenues
  Direct Marketing ...................   $ 425,489    $ 330,255       $ 268,257
  Shoppers ...........................     212,860      185,205         185,045
                                         ---------    ---------       ---------
     Total operating revenues ........   $ 638,349    $ 515,460       $ 453,302
                                         =========    =========       =========

Operating income
  Direct Marketing ...................   $  54,360    $  44,794       $  37,774
  Shoppers ...........................      31,089       24,017          20,020
  General corporate ..................      (8,357)     (19,050)(a)      (8,010)
                                         ---------    ---------       ---------
     Total operating income ..........   $  77,092    $  49,761       $  49,784
                                         =========    =========       =========

Identifiable assets
  Direct Marketing ...................   $ 272,847    $ 231,365       $ 149,855
  Shoppers ...........................     207,541       99,061         108,743
  General corporate ..................     474,535       12,579          10,396
                                         ---------    ---------       ---------
     Total identifiable assets .......   $ 954,923    $ 343,005       $ 268,994
                                         =========    =========       =========

Depreciation
  Direct Marketing ...................   $  12,673    $   9,139       $   6,693
  Shoppers ...........................       4,572        4,600           4,410
  General corporate ..................          82           40              32
                                         ---------    ---------       ---------
     Total depreciation ..............   $  17,327    $  13,779       $  11,135
                                         =========    =========       =========

Goodwill amortization
  Direct Marketing ...................   $   2,659    $   1,791       $   1,377
  Shoppers ...........................       2,475        1,867           1,867
                                         ---------    ---------       ---------
     Total goodwill amortization .....   $   5,134    $   3,658       $   3,244
                                         =========    =========       =========

Capital expenditures
  Direct Marketing ...................   $  22,434    $  20,706       $  14,595
  Shoppers ...........................       5,912        2,929           2,724
  General corporate ..................          50          250             122
                                         ---------    ---------       ---------
     Total capital expenditures ......   $  28,396    $  23,885       $  17,441
                                         =========    =========       =========

(a) Included is $12.1 million in merger expenses. See Note B of Notes to Consolidated Financial Statements.

===============================================================================
FIVE-YEAR FINANCIAL SUMMARY

In thousands, except per share amounts                     1997            1996            1995            1994         1993
------------------------------------------------------------------------------------------------------------------------------
Income Statement Data
  Revenues ..........................................   $ 638,349       $ 515,460       $ 453,302       $ 410,212    $ 356,542
  Operating expenses
     Payroll, production and distribution ...........     479,742         392,494         347,520         321,995      281,234
     Selling, general and administrative ............      59,054          43,632          41,619          38,483       36,272
     Depreciation ...................................      17,327          13,779          11,135           9,072        7,777
     Goodwill amortization ..........................       5,134           3,658           3,244           2,909        2,727
     Merger costs ...................................          --          12,136 (a)          --              --           --
     Goodwill write-down ............................          --              --              --              --        2,756 (b)
                                                        ---------       ---------       ---------       ---------    ---------
        Total operating expenses ....................     561,257         465,699         403,518         372,459      330,766
                                                        ---------       ---------       ---------       ---------    ---------
Operating income ....................................      77,092          49,761          49,784          37,753       25,776
Interest expense, net ...............................       1,777           6,629           7,221           6,851       10,938
Income from continuing operations(c) ................      44,271 (d)      23,084 (e)      24,301 (f)      16,262        7,637
Income from continuing operations after
  extraordinary items, net of taxes .................      43,396 (g)      23,084          24,301          16,262          244 (h)
Earnings from continuing operations per
  common share-- diluted(i) .........................        0.57 (d)        0.30 (e)        0.32 (f)        0.23         0.15 (j)
Earnings from continuing operations after
  extraordinary items per common share-- diluted(i)..        0.56 (g)        0.30 (e)        0.32 (f)        0.23         0.01 (h)
Cash dividends per common share(k) ..................        0.04            0.03            0.03              --           --
Weighted-average common and common
  equivalent shares outstanding-- diluted(i) ........      77,000          77,154          75,338          74,186       55,562
Segment Data
  Revenues
     Direct Marketing ...............................   $ 425,489       $ 330,255       $ 268,257       $ 233,751    $ 182,021
     Shoppers .......................................     212,860         185,205         185,045         176,461      174,521
                                                        ---------       ---------       ---------       ---------    ---------
     Total revenues .................................   $ 638,349       $ 515,460       $ 453,302       $ 410,212    $ 356,542
                                                        =========       =========       =========       =========    =========
  Operating income
     Direct Marketing ...............................   $  54,360       $  44,794       $  37,774       $  27,910    $  18,921
     Shoppers .......................................      31,089          24,017          20,020          17,743       12,685
     General corporate ..............................      (8,357)        (19,050)         (8,010)         (7,900)      (5,830)
                                                        ---------       ---------       ---------       ---------    ---------
     Total operating income .........................   $  77,092       $  49,761       $  49,784       $  37,753    $  25,776
                                                        =========       =========       =========       =========    =========
Other Data
  Operating cash flow(l) ............................   $  99,553       $  67,198 (m)   $  64,163       $  49,734    $  39,036
  Capital expenditures ..............................      28,396          23,885          17,441          13,759       14,959
Balance Sheet Data (at end of period)
  Property, plant and equipment .....................   $  89,351       $  72,195       $  59,878       $  53,081    $  49,962
  Goodwill, net .....................................     250,363         142,053          99,528          92,391       88,547
  Total assets ......................................     954,923         343,005         268,994         246,166      219,916
  Total long-term debt ..............................          --         218,005         220,468         294,499      323,056
  Total stockholders' equity ........................     566,237         252,692         201,856         137,845      108,025

(a) Merger cost of $12.1 million related to DiMark merger. See Note B of Notes to Consolidated Financial Statements.

(b) Goodwill write-down of $2.8 million related to shopper segment. See Note A of Notes to Consolidated Financial Statements.

(c) Represents income and earnings from continuing operations per common share before extraordinary items.

(d) Includes non-recurring income of $0.4 million, or one-half cent per share, net of $0.4 million income tax expense related to the sale of stock in another company partially offset by other non-recurring items. Excluding this income, earnings were $0.57 per share.

(e) Includes merger costs of $8.7 million, or 11 cents per share, net of $3.4 million income tax benefit. Excluding these costs, earnings were 41 cents per share.

(f) Includes gain on divestiture of $0.9 million, or one cent per share, net of $0.6 million income tax expense. Excluding this gain, earnings were 31 cents per share.

(g) Includes extraordinary loss from the early extinguishment of debt of $0.9 million, net of $0.6 million income tax benefit.

(h) Includes extraordinary loss from the early extinguishment of debt of $7.4 million, net of $4.3 million income tax benefit.

(i) Earnings per share and weighted-average common and common equivalent shares have been calculated and restated in accordance with Statement of Financial Accounting Standards No. 128 for all periods presented. See Note M of Notes to Consolidated Financial Statements.

(j) Excluding the goodwill write-down and extraordinary item, earnings on a diluted basis were 19 cents per share.

(k) Restated to reflect the two-for-one stock split effected as a stock dividend effective March 16, 1998.

(l) Operating cash flow is defined as operating income plus depreciation, goodwill amortization and goodwill write-down. Operating cash flow is not intended to represent cash flow or any other measure of performance in accordance with generally accepted accounting principles.

(m)  Excluding 1996 merger costs, operating cash flow was $79,334.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Harte-Hanks Communications, Inc.:

We have audited the accompanying consolidated balance sheets of Harte-Hanks Communications, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harte-Hanks Communications, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                             /s/ KPMG PEAT MARWICK LLP


San Antonio, Texas
January 27, 1998


CORPORATE INFORMATION

COMMON STOCK

The Company's common stock is listed on the New York Stock Exchange (symbol:
HHS). The quarterly stock price ranges for 1997 and 1996 were as follows:

                         1997                      1996
                         HIGH         LOW          HIGH         LOW
-----------------------------------------------------------------------
First Quarter            14 7/8       12 7/8       11 1/2        9 7/8
Second Quarter           15 9/16      13 3/8       13 7/8       10 5/16
Third Quarter            16 15/32     14 21/32     13 15/16     12 9/16
Fourth Quarter           19 3/16      16 3/8       14 1/4       12 7/16

In 1997, quarterly dividends were paid at the rate of 1 cent per share. In 1996, quarterly dividends were paid at the rate of 0.835 cents per share for the first three quarters and 1 cent per share in the fourth quarter. The stock prices and dividends reflect retroactively the two-for-one stock split in the form of a stock dividend on March 16, 1998.

There are approximately 2,500 holders of record.

TRANSFER AGENT AND REGISTRAR

BankBoston
c/o Boston EquiServe, L.P.
P.O. Box 8040
Boston, Massachusetts 02266-8040

ANNUAL MEETING OF STOCKHOLDERS

The annual meeting of stockholders will be held at 10:00 a.m. on May 5, 1998, at 200 Concord Plaza Drive, First Floor, San Antonio, Texas.

FORM 10-K ANNUAL REPORT

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained, without charge, upon written request to:

Donald R. Crews, Secretary
Harte-Hanks Communications, Inc.
P.O. Box 269
San Antonio, Texas 78291-0269



32