Form 10-K405, Exhibit 13
period 1998-12-31
HARTE HANKS INC
filed 1999-03-29
CIK 45919

                                                            EXHIBIT 13

FINANCIAL CONTENTS



Management's Discussion & Analysis ..............................  13
Consolidated Balance Sheets .....................................  19
Consolidated Statements of Operations ...........................  20
Consolidated Statements of Cash Flows ...........................  21
Consolidated Statements of Stockholders' Equity .................  22
Notes to Consolidated Financial Statements ......................  23
Five-Year Financial Summary .....................................  31
Independent Auditors' Report ....................................  32
Corporate Information ...........................................  32
Directors, Officers and Harte-Hanks Operations ..................  33


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company's overall performance reflects its commitment to its growth strategy of being a market leader in the targeted media industry, introducing new products and entering new markets, investing in technology and people, and increasing shareholder value. The pursuit of this strategy was accelerated by the October 1997 sale of the Company's newspaper and television operations. (See Note N of "Notes to Consolidated Financial Statements.") This sale enabled the Company to focus on the targeted marketing industry and on helping customers build one-to-one relationships with their customers. As a result, Harte-Hanks has grown revenues 46.6% since December 31, 1996, excluding the results of operations sold by the Company during that time. On the same basis, operating income increased 64.3%.

         The Company extinguished all of its long term debt ($306.3 million) on October 15, 1997 using proceeds from the sale of its newspaper and television operations.

         Harte-Hanks has grown internally by adding new customers and products, cross-selling existing products, entering new markets and expanding its international presence. The Company also used proceeds from the sales of its newspaper and television operations to fund several acquisitions in 1997 and 1998. These acquisitions, as well as several previous acquisitions, have enhanced the Company's growth over the past three years. Harte-Hanks has funded $213.5 million in acquisitions during the period 1996 through 1998. These acquisitions have all been in the Company's direct marketing and shoppers segments, which now comprise 100% of the Company's revenues.

         In addition to the purchase acquisitions mentioned above, DiMark, Inc. merged with a wholly owned subsidiary of the Company on April 30, 1996 under the basis discussed on page 16 under "Acquisitions/Divestitures." The merger was accounted for on a pooling-of-interests basis, and all historical information has been restated as if the pooling occurred at the beginning of the periods presented.

         Harte-Hanks derives the majority of its revenues from the sale of direct marketing and advertising services. The Company's shoppers operate in local markets and are affected by the strength of the local economies. As a national business, direct marketing is affected by general national economic trends. The Company's principal expense items are payroll, postage, transportation and paper. Overall postal rates, which typically increase every three to four years, increased in January 1999; however, the base rates for the distribution of the shoppers did not increase. In 1996, the Company experienced postal savings in its shopper operations and increased costs in its direct marketing operations due to a mid-year postal reclassification rate case. Postal rate savings occurred in the first half of 1997 in its shopper operations as a result of the 1996 postal reclassification. Increased postage costs are not expected in 1999 in its shopper operations as a result of the 1999 postal rate case, although total postage costs may increase depending on the proportion of overweight pieces. Paper prices began decreasing in 1996 and the Company began to benefit from the lower prices at the end of 1996 and throughout 1997. Paper prices increased slightly at the beginning of 1998, but leveled out towards the end of 1998.

-------------------------------------------------------------------------------

RESULTS OF CONTINUING OPERATIONS

As described in Note N of the "Notes to Consolidated Financial Statements" included herein, on October 15, 1997, the Company sold its newspaper and television operations. Therefore, the newspaper and television operations results are excluded from management's discussion and analysis of financial condition and results of operations below.

Operating results from continuing operations -- direct marketing and shoppers -- were as follows, exclusive of merger costs:

In thousands           1998     % Change     1997     % Change    1996(a)
                     --------   --------   --------   --------   --------
Revenues             $748,546       17.3   $638,349       23.8   $515,460
Operating expenses    646,588       15.2    561,257       23.7    453,563
                     --------              --------              --------
Operating income     $101,958       32.3   $ 77,092       24.5   $ 61,897
                     ========              ========              ========

(a) Excludes 1996 one-time merger costs (discussed under "Acquisitions/Divestitures"). Including these costs, operating expenses and operating income were $465.7 million and $49.8 million, respectively.

Consolidated revenues grew 17.3% to $748.5 million and operating income grew 32.3% to $102.0 million in 1998 compared to 1997. The Company's overall growth resulted from acquisitions, increased business with both new and existing customers and from the sale of new products and services. Overall operating expenses increased 15.2% to $646.6 million as a result of the overall revenue growth.

         Overall growth in the Company's 1997 revenues and operating income from continuing operations resulted from acquisitions and increased business from both new and existing customers. Overall operating expenses increased as a result of the overall revenue growth and the hiring of additional personnel to support the growth.

-------------------------------------------------------------------------------

DIRECT MARKETING

Direct marketing operating results were as follows:

In thousands           1998     % Change     1997     % Change     1996
                     --------   --------   --------   --------   --------
Revenues             $493,898       16.1   $425,489       28.8   $330,255
Operating expenses    424,250       14.3    371,129       30.0    285,461
                     --------              --------              --------
Operating income     $ 69,648       28.1   $ 54,360       21.4   $ 44,794
                     ========              ========              ========

Direct marketing revenues increased $68.4 million, or 16.1%, in 1998 compared to 1997. Revenue increases were led by database marketing, which had significant revenue growth for the year, followed by response management and marketing services, both of which experienced good internal revenue growth for the year. Database marketing revenues increased primarily due to the growth in data processing, database development and updating, hardware sales, software sales, account services, brokered customer lists, and in consultative, integration and analytical work. Database marketing revenues were also impacted by the November 1997 acquisition of Mercantile Software Systems, which contributed to the increased hardware sales and consultative integration work. The retail industry sector provided the largest revenue increase for database marketing. Response management revenues increased due to increased telemarketing and Internet business with existing customers, new customers, the November 1997 acquisition of Tele Support Services and to a lesser extent the May 1997 opening of the Langhorne, PA call center and the August 1998 acquisition of Cornerstone Integrated

Services. The traditional growth oriented business-to-business activities of response management had significant growth; however, total response management results were influenced by revenue declines in the outbound credit card business beginning in the third quarter and continuing in the fourth quarter of 1998. The high technology industry sector contributed significantly to overall response management revenue growth. Marketing services revenues, led by logistics operations, increased due to increased product sales as well as new product sales to new and existing customers, primarily in the retail and financial services industries. The November 1998 acquisition of Printing Management Systems, Inc. also contributed slightly to the marketing services revenue increase. Overall, revenue growth for direct marketing increased as a result of providing service to both new and existing customers across several industry sectors including retail, financial services, high technology, insurance, telecommunications and pharmaceutical industries.

         Operating expenses rose $53.1 million, or 14.3%, in 1998 compared to 1997. Payroll costs increased $20.7 million due to expanded hiring to support revenue growth. In addition, production costs increased $21.5 million due to increased volumes. General and administrative expense increased $6.5 million due to increased professional and outside services fees and increased employee expenses related to growth. Depreciation expense increased $3.3 million due to the higher levels of capital investment. The acquisitions mentioned above also contributed to the increased operating expenses.

         Direct marketing revenues increased $95.2 million, or 28.8%, in 1997 compared to 1996. Response management, database marketing, and marketing services sectors all experienced significant revenue growth. Response management growth was attributable to increased business with existing customers as well as new customer gains. The high technology and mutual fund industry sectors contributed significantly to overall response management revenues. Database marketing revenue increased primarily from database processing and acquisitions. The acquisitions included: Information for Marketing, a London-based database marketer, in January 1997; and Mercantile Software Systems, a New Jersey-based open architecture software provider, in November 1997. The retail industry sector provided the largest revenue increase for database marketing. Marketing services growth was largely due to an increase in logistics services and a full year of revenue from the acquisition of Marketing Communications Inc., in November of 1996. Overall, revenue growth for direct marketing increased as a result of providing service to both new and existing customers across several industry sectors including retail, high technology, financial services, pharmaceutical and insurance industries.

         Operating expenses increased $85.7 million, or 30%, in 1997 compared to 1996. Payroll costs increased $40.1 million due to the addition of personnel to support the revenue growth. Also contributing to increased operating expenses were additional production costs of $32.2 million due to increased volumes. Depreciation expense increased $3.5 million due to higher levels of capital investment to support growth. Operating expenses were also impacted by the acquisitions noted above.
------------------------------------------------------------------------------
SHOPPERS

Shopper operating results were as follows:

In thousands           1998     % Change     1997     % Change     1996
                     --------   --------   --------   --------   --------
Revenues             $254,648       19.6   $212,860       14.9   $185,205
Operating expenses    214,141       17.8    181,771       12.8    161,188
                     --------              --------              --------
Operating income     $ 40,507       30.3   $ 31,089       29.4   $ 24,017
                     ========              ========              ========

Shopper revenues increased $41.8 million, or 19.6%, in 1998 compared to 1997. The increase was primarily due to the September 1997 acquisition of the ABC Shoppers Group, which accounted for $45.5 million of the revenue increase, partially offset by the sale of the Dallas-Fort Worth Shoppers Guide and the Wichita, Kansas and Springfield, Missouri PennyPower in May 1998, which resulted in a $4.8 million revenue decrease. Excluding the effects of the acquisition and the divestiture discussed above, revenues remained flat. However, 1998 had 52 publication weeks while 1997 had 53 publication weeks. After eliminating the effects of an extra publication week in 1997, revenues grew slightly. This increase was due to growth in preprinted inserts, four-color glossy print and deliver products and in-book employment related advertising. Gains in these categories were partially offset by declines in standard print and deliver products and in automotive and real estate related in-book advertising.

         Shopper operating expenses rose $32.4 million, or 17.8%, in 1998 compared to 1997. The acquisition of the ABC Shoppers Group accounted for a $39.6 million increase in operating costs. The sale of the Dallas-Fort Worth Shoppers Guide and the Wichita, Kansas and Springfield, Missouri PennyPower resulted in a $4.9 million reduction in operating expenses. Excluding the acquisition and divestiture mentioned above, operating costs decreased 1.2%. Operating expenses declined primarily due to decreased labor costs of $2.3 million which were influenced by improved production efficiencies, staff reductions and lower fringe benefit costs, as well as decreased bad debt expense of $1.6 million, partially offset by higher production and distribution costs which were due primarily to higher printing and higher overweight postage.

         Shopper revenues increased $27.7 million, or 14.9%, in 1997 compared to 1996. The increase was primarily due to an acquisition in 1997. The ABC Shoppers Group, comprised of 6 publications located primarily in California, was acquired in September 1997 and accounted for $17.3 million of the increase. Excluding the revenue contributed by these newly-acquired units, revenue increased $10.4 million, or 5.6%, in 1997 over 1996. The remaining revenue increase was attributed to higher in-book advertising revenue and continued growth of core business accounts as well as an additional publication week in 1997.

         Shopper operating expenses increased $20.6 million, or 12.8%, in 1997 due primarily to revenue growth contributed by the shopper acquisition which accounted for $15.4 million of the increase. Other factors included increased costs directly associated with increased product volumes and higher promotion costs.

ACQUISITIONS/DIVESTITURES

As described in Note B of the "Notes to Consolidated Financial Statements" included herein, the Company made several acquisitions in the past three years.

         The Company acquired Cornerstone Integrated Services of Austin, Texas, a leading provider of technical and marketing support services to major computer hardware and software manufacturers, as well as other manufacturers in the high technology industry in August 1998; Printing Management Systems, Inc. of Bellmawr, New Jersey, a leading provider of direct marketing services geared to addressing clients' needs in database marketing, inventory control, information processing, fulfillment and direct mail in November 1998; and Spectral Resources, Inc. of Woodstock, New York, a leading provider of interactive solutions to the pharmaceutical industry in December 1998.

         The Company sold three of its smallest shopper publications, located in Dallas, TX, Wichita, KS and Springfield, MO, in May 1998.

         The Company acquired the ABC Shoppers Group for $104 million from an indirect subsidiary of The Walt Disney Company in September 1997. The group consisted of 6 publications with a strong presence primarily in California, which added more than 2.4 million in circulation to the Company's existing shopper businesses.

         The Company acquired Information for Marketing Limited, a London-based database provider which services the United Kingdom and Mercantile Software Systems, Inc., a New Jersey-based provider of open architecture software and systems integration solutions for direct marketing, in January 1997 and November 1997, respectively. These acquisitions helped strengthen the international services, and supported and expanded the technology base of the database marketing sector. The Company also expanded its international capabilities in the response management sector through the October 1997 acquisition of Tele Support Services, a Belgium-based provider of response management services to the high technology industry in Europe.

         Also described in Note B to the "Notes to Consolidated Financial Statements" included herein, on April 30, 1996, DiMark was merged with a wholly owned subsidiary of the Company, and each outstanding share of DiMark common stock was converted into 1.312 shares of the Company's common stock. As a result, the Company issued approximately 12.2 million shares of its common stock to the shareholders of DiMark, and DiMark's outstanding stock options were converted into options to acquire approximately 3.0 million shares of Company common stock. The merger was accounted for on a pooling-of-interests basis, and all historical information has been restated as if the pooling occurred at the beginning of the periods presented. One-time merger expenses of $12.1 million ($8.7 million after-tax) were recognized in the second quarter of 1996.

INTEREST EXPENSE/INTEREST INCOME

Total interest income and expense through October 15, 1997 was allocated to continuing operations and discontinued operations based upon percentage of net assets. The percentages allocated to continuing operations were approximately 58% and 55% for 1997 and 1996, respectively.

         Interest expense decreased $6.0 million in 1998 over 1997 due to the October 1997 extinguishment of $306.3 million of long-term debt, using proceeds from the October 15, 1997 sale of the Company's newspaper and television operations, as described in Note N of the "Notes to Consolidated Financial Statements" included herein. Total interest expense decreased in 1997 when compared to 1996 for the same reasons.

         Interest income increased $9.1 million in 1998 over 1997 due to the short-term investment of the proceeds from the sale of newspaper and television operations after debt extinguishment, operational fundings and income tax payments. These cash and short-term investments are comprised of both taxable and non-taxable components with an aggregated balance of $169.2 million at December 31, 1998. (See Note C of the "Notes to Consolidated Financial Statements.") Interest income increased $3.7 million in 1997 compared to 1996 due to the short-term investment of the proceeds from the sale of newspaper and television operations after debt extinguishment and operational fundings.

PENSION CURTAILMENT GAIN

The Company recognized a pension curtailment gain of $2.15 million and related income tax expense of $0.8 million in 1998. This non-recurring gain resulted from the freezing of benefits under its defined benefit plan. (See Note F of the "Notes to Consolidated Financial Statements.") Excluding the non-recurring gain and related tax, net income was $67.1 million for the year ended December 31, 1998.

EXTRAORDINARY ITEM

The Company extinguished its debt on October 15, 1997 using the proceeds from the sale of its newspaper and television operations. The early extinguishment of debt resulted in an extraordinary loss in 1997 in the amount of $0.9 million, or one cent per share.

INCOME TAXES

Excluding income taxes related to the 1998 pension curtailment gain and the 1996 merger costs, income tax expenses increased $16.1 million in 1998 and $7.7 million in 1997 due to higher income levels. The effective income tax rate (excluding the unusual items) was 41.2%, 41.1%, and 42.1% in 1998, 1997 and 1996, respectively.

CAPITAL INVESTMENTS

Net cash used in investing activities for 1998 included $47.4 million for acquisitions and $24.4 million for capital expenditures. In addition to the cash outlay for acquisitions, the Company issued stock with a value of $5.8 million in connection with its November 1998 acquisition. The acquisition investments were made in the direct marketing segment, discussed under "Direct Marketing." The capital expenditures consisted primarily of additional computer capacity, technology, systems and equipment upgrades for the direct marketing business to support its growth in all sectors. The shopper segment's capital expenditures were primarily related to the northern California operations consolidation, replacement of northern California's order entry and related accounts receivable applications and a new inserting machine. Additionally, the Company continued with its implementation of new accounting systems software which had begun in December 1997. The Company also invested in facility expansions in its database marketing, response management and marketing services sectors.

         Net cash used in investing activities for 1997 included $114.6 million for acquisitions and $28.4 million for capital expenditures. In addition to the cash outlay for acquisitions, the Company issued stock with a value of $6.3 million in connection with its November 1997 acquisition. The acquisition investments were made in both the direct marketing and shopper segments, discussed under "Direct Marketing" and "Shoppers," respectively. The capital expenditures consisted primarily of additional computer capacity, technology, systems and equipment upgrades for the direct marketing business to support its growth in all sectors. The shopper segment's capital expenditures were primarily related to two new inserting machines. Additionally, the Company invested significantly in its financial systems through the purchase of a new accounting systems software with implementation beginning December 1997. The Company also invested in facility expansions in its database marketing, response management and marketing services sectors.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities of continuing operations for 1998 was $95.4 million. Net cash used by discontinued operations in 1998 of $265.7 million relates to the payment of income taxes on the sale of discontinued operations in 1997. Net cash inflows from investing activities were $185.2 million for 1998, resulting primarily from the sale and maturities of short-term investments to pay the tax liability described above. Total cash outflows in 1998 related to acquisitions were $47.4 million (see Note B of the "Notes to Consolidated Financial Statements" included herein for further information). Net cash outflows from financing activities in 1998 were $68.3 million. The cash outflow from financing activities is attributable primarily to the repurchase of treasury stock in the second and third quarters of 1998 totaling $71.4 million.

         Cash provided by operating activities of continuing operations was $68.5 million for 1997 and $39.8 million for 1996. Net cash inflows from investing activities were $231.7 million in 1997, while there were net cash outflows of $61.1 million in 1996. Included in 1997 investing activities was $789.9 million in proceeds, less $24.5 million of sales related costs, from the sale of the Company's newspaper and television operations. Proceeds from the sale were used to extinguish outstanding debt under the Company's credit facility, purchase short-term securities, and fund several acquisitions. Total cash outflows in 1997 related to acquisitions were $114.6 million (see Note B of the "Notes to Consolidated Financial Statements" included herein for further information).

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

         Management believes that the proceeds from the sale of the Company's newspaper and television operations, after extinguishment of debt and payment of income taxes related to the sale, together with cash provided from operating activities, will be sufficient to fund operations and anticipated capital expenditures needs for the foreseeable future.

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

         Competition -- Direct marketing is a rapidly evolving business, subject to periodic technological advancements, high turnover of customer personnel who make buying decisions, and changing customer needs and preferences. Consequently, the Company's direct marketing business faces competition in each of its three sectors - response management, database marketing and marketing services. The Company's shopper business competes for advertising, as well as for readers, with other print and electronic media. Competition comes from local and regional newspapers, magazines, radio, broadcast and cable television, shoppers and other communications media that operate in the Company's markets. The extent and nature of such competition is, in large part, determined by the location and demographics of the markets targeted by a particular advertiser, and the number of media alternatives in those markets.

         Postal Rates -- The Company's shoppers are delivered by standard mail, and postage is the second largest expense, behind payroll, in the Company's shopper business. The present standard postage rates went into effect in January 1999. Postal rates also influence the demand for the Company's direct marketing services even though the cost of mailings is borne by the Company's customers and is not directly reflected in the Company's revenues or expenses.

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

         Year 2000 Issue -- The Year 2000 Issue is a result of computer programs being written using two digits rather than four to define the applicable year. Accordingly, computer systems that rely on two digits to define an applicable year may recognize a date using "00" as the year 1900, rather than the Year 2000 (the "Year 2000 Issue"). This could result in a system failure or miscalculations causing disruptions of operations, including, but not limited to, a temporary inability to process or transmit data or engage in normal business activities.

         The Company relies on computer hardware, information technology ("IT Systems") and non-information technology systems ("Non-IT Systems") to operate its business. IT Systems are used in the creation and delivery of the Company's products and services, as well as the Company's internal operations such as billing and accounting. IT Systems include systems which use information provided by third-party data suppliers to update the Company's databases. The Company also relies on Non-IT Systems (primarily consisting of embedded technology), such as microprocessors in tape drives, printing and inserting equipment, and elevators, and on utilities, such as telecommunications and power.

         The Company has defined Year 2000 Compliant to mean that a process will continue to run in the same manner when dealing with dates on or after January 1, 2000, as it did before January 1, 2000. The Company has conducted a comprehensive review of its IT Systems and Non-IT Systems to identify those that could be affected by the Year 2000 Issue, and has developed a remediation plan to resolve the issue. The most important areas of focus of the Company's Year 2000 remediation plan are the Company's products and services (including its databases, software that manipulates these databases and software provided to customers); business operation support systems (billing, ordering, tracking systems, payroll and technical infrastructure such as LANs, mail systems and websites); and suppliers, facilities and equipment. The Company is utilizing both internal and external resources to correct or reprogram, and test the systems for the Year 2000 compliance.

         The Company's compliance objectives include products and services the Company has provided to customers in the past and will provide to customers in the future; all internal operating software systems and equipment; and the services, products, equipment and systems the Company has obtained and will obtain in the future from outside vendors. The Company's first objective was to remediate all products and services the Company has, or will provide, to customers. This included informing customers of their need to make their applications Year 2000 compliant to provide or accept associated files for services provided by the Company. This objective was deemed the top priority and was initiated in late 1997. In early 1998, the Company initiated action to remediate all internal business operation support systems, and the associated equipment it runs on. As part of this process, the Company developed a standard Year 2000 compliance certification memorandum to be sent to all vendors who have or are currently providing products or services to the Company, revised customer standard contract language to include a Year 2000 statement, and instituted a review process for formally responding to customer inquiries on the Company's Year 2000 compliance plans and status. The Company has contacted its critical suppliers and other entities to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 Issues. While the Company has not been informed of any material risks associated with these entities, there is no guarantee that the systems of these critical suppliers or other entities on which the Company relies, will be timely converted and will not have an adverse effect on the Company's systems or operations. In addition to the above, the Company formed a Year 2000 Compliance Council in June 1998 to monitor the status of compliance efforts and to ensure that all compliance issues are consistently addressed.

         The Company's Year 2000 remediation plan consists of four key phases:
Inventory/Assessment, Repair/Replacement, Testing and Compliance/Internal Certification. As related to the Company's products and services, the Company is 100%, 95%, 85% and 85% completed, respectively. With regards to business operation support systems, the Company is 100%, 95%, 90%, and 90% completed, respectively. Finally, suppliers, facilities and equipment are 100%, 95%, 75% and 75% completed, respectively. It is anticipated that all reprogramming and testing efforts will be completed by June 30, 1999; however, the Company can provide no assurance in this regard.

         The Company has spent $2.8 million of cost incurred to date related to the Year 2000 Issue. The total remaining cost of the Year 2000 project is presently estimated at $1.2 million. The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area and the ability to locate and correct all relevant computer codes.

         The Company presently believes that with modifications to existing software and, in certain instances, conversions to new software, the Year 2000 Issue can be mitigated. As noted above, the Company has not yet completed all necessary phases of the Year 2000 remediation program. In the event that the Company does not complete any additional phases, it could experience disruptions in its operations, including among other things, a temporary inability to fulfill customer direct marketing requests (such as sales leads and personalized mailings), process financial transactions, or engage in similar normal business activities. In addition, disruptions in the economy generally resulting from the Year 2000 Issues could also materially adversely affect the Company. The Company could be subject to litigation for computer systems failures, equipment shutdowns or failure to properly date business records. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.

         Contingency plans are currently being developed and are anticipated to be completed by June 30, 1999. This includes developing contingency plans for products and services, as well as business operation support systems. Contingency plans already in the development process include identifying alternate providers in case the primary providers cannot meet delivery requirements, and providing specific 100-year interval windowing techniques to customers in the event their applications could not be made Year 2000 compliant.

--------------------------------------------------------------------------------
HARTE-HANKS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                                                   December 31,
In thousands, except per share and share amounts                                1998          1997
                                                                              ---------    ---------
ASSETS
Current assets
     Cash and cash equivalents ............................................   $  30,367    $  83,675
     Short-term investments ...............................................     138,874      388,145
     Accounts receivable (less allowance for doubtful
          accounts of $3,246 in 1998 and $2,835 in 1997) ..................     127,518      109,340
     Inventory ............................................................       6,485        7,703
     Prepaid expenses .....................................................       8,727        8,473
     Current deferred income tax asset ....................................       8,339       12,518
     Other current assets .................................................       5,503        3,285
                                                                              ---------    ---------
          Total current assets ............................................     325,813      613,139
                                                                              ---------    ---------

Property, plant, and equipment
     Land .................................................................       2,951        3,069
     Buildings and improvements ...........................................      21,419       20,913
     Software .............................................................      18,527       13,175
     Equipment and furniture ..............................................     143,219      141,161
                                                                              ---------    ---------
                                                                                186,116      178,318
     Less accumulated depreciation ........................................     (98,068)     (91,072)
                                                                              ---------    ---------
                                                                                 88,048       87,246
     Construction and equipment installations in progress .................       4,226        2,105
                                                                              ---------    ---------
          Net property, plant and equipment ...............................      92,274       89,351
                                                                              ---------    ---------
Intangible and other assets
     Goodwill (less accumulated amortization
          of $40,485 in 1998 and $34,307 in 1997) .........................     290,831      250,363
     Other assets .........................................................       6,295        2,070
                                                                              ---------    ---------
          Total intangible and other assets ...............................     297,126      252,433
                                                                              ---------    ---------
          Total assets ....................................................   $ 715,213    $ 954,923
                                                                              =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
     Accounts payable .....................................................   $  56,397    $  49,918
     Accrued payroll and related expenses .................................      23,208       23,097
     Customer deposits and unearned revenue ...............................      23,139       17,944
     Income taxes payable .................................................       8,412      270,440
     Other current liabilities ............................................       5,328        9,950
                                                                              ---------    ---------
          Total current liabilities .......................................     116,484      371,349
     Other long-term liabilities (including deferred
          income taxes of $9,989 in 1998 and $9,723 in 1997) ..............      21,638       17,337
                                                                              ---------    ---------
          Total liabilities ...............................................     138,122      388,686
                                                                              ---------    ---------

Stockholders' equity
     Common stock, $1 par value, authorized 250,000,000 shares
          Issued 1998: 75,789,355; 1997: 74,842,982 shares ................      75,789       74,843
     Additional paid-in capital ...........................................     189,698      177,238
     Accumulated other comprehensive income (loss) ........................          --         (577)
     Retained earnings ....................................................     425,999      362,000
                                                                              ---------    ---------
                                                                                691,486      613,504
     Less treasury stock, 1998: 4,531,303; 1997: 1,648,608
              shares at cost ..............................................    (114,395)     (47,267)
                                                                              ---------    ---------
          Total stockholders' equity ......................................     577,091      566,237
                                                                              ---------    ---------
          Total liabilities and stockholders' equity ......................   $ 715,213    $ 954,923
                                                                              =========    =========

See Notes to Consolidated Financial Statements

HARTE-HANKS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                               Year Ended December 31,
In thousands, except per share amounts                                      1998         1997         1996
                                                                         ---------    ---------    ---------
Revenues .............................................................   $ 748,546    $ 638,349    $ 515,460
                                                                         ---------    ---------    ---------
Operating expenses
     Payroll .........................................................     268,957      236,319      187,765
     Production and distribution .....................................     284,572      243,423      204,729
     Advertising, selling, general and administrative ................      64,082       59,054       43,632
     Depreciation ....................................................      21,087       17,327       13,779
     Goodwill amortization ...........................................       7,890        5,134        3,658
     Merger costs ....................................................          --           --       12,136
                                                                         ---------    ---------    ---------
                                                                           646,588      561,257      465,699
                                                                         ---------    ---------    ---------
Operating income .....................................................     101,958       77,092       49,761
Other expenses (income)
     Interest expense ................................................         193        6,189        7,346
     Interest income .................................................     (13,474)      (4,412)        (717)
     Other, net ......................................................       1,230          196          395
     Pension curtailment gain ........................................      (2,150)          --           --
                                                                         ---------    ---------    ---------
                                                                           (14,201)       1,973        7,024
                                                                         ---------    ---------    ---------
Income from continuing operations
     before income taxes .............................................     116,159       75,119       42,737
Income tax expense ...................................................      47,788       30,848       19,653
                                                                         ---------    ---------    ---------
Income from continuing operations ....................................      68,371       44,271       23,084
                                                                         ---------    ---------    ---------
Income from discontinued operations, net of income taxes .............          --       15,483       17,537
Gain on sale, net of income taxes ....................................          --      276,869           --
                                                                         ---------    ---------    ---------
Total discontinued operations ........................................          --      292,352       17,537
                                                                         ---------    ---------    ---------
Income before extraordinary item .....................................      68,371      336,623       40,621
Extraordinary item -- loss due to early extinguishment of debt,
     net of income tax benefit of $586 ...............................          --         (875)          --
                                                                         ---------    ---------    ---------
Net income ...........................................................   $  68,371    $ 335,748    $  40,621
                                                                         =========    =========    =========

Basic earnings per common share
     Continuing operations ...........................................   $    0.94    $    0.60    $    0.32
     Discontinued operations .........................................          --         3.95         0.24
     Extraordinary item, net of income taxes .........................          --        (0.01)          --
                                                                         ---------    ---------    ---------
          Basic earnings per common share ............................   $    0.94    $    4.54    $    0.56
                                                                         =========    =========    =========

     Weighted-average common shares outstanding ......................      72,716       73,998       72,830
                                                                         ---------    ---------    ---------

Diluted earnings per common share
     Continuing operations ...........................................   $    0.90    $    0.57    $    0.30
     Discontinued operations .........................................          --         3.80         0.23
     Extraordinary item, net of income taxes .........................          --        (0.01)          --
                                                                         ---------    ---------    ---------
          Diluted earnings per common share ..........................   $    0.90    $    4.36    $    0.53
                                                                         =========    =========    =========

     Weighted-average common and
          common equivalent shares outstanding .......................      76,057       77,000       77,154
                                                                         =========    =========    =========

See Notes to Consolidated Financial Statements

HARTE-HANKS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                                     Year Ended December 31,
In thousands                                                                                    1998          1997         1996
                                                                                              ---------    ---------    ---------
Cash Flows from Operating Activities
     Net income ...........................................................................   $  68,371    $ 335,748    $  40,621
     Adjustments to reconcile net income to net cash provided by continuing operations:
          Income from discontinued operations .............................................          --      (15,483)     (17,537)
          Gain on sale of discontinued operations .........................................          --     (276,869)          --
          Depreciation ....................................................................      21,087       17,327       13,779
          Goodwill amortization ...........................................................       7,890        5,134        3,658
          Amortization of option-related compensation .....................................         592          769          661
          Deferred income taxes ...........................................................       4,130        2,716          333
          Pension curtailment gain ........................................................      (2,150)          --           --
          Extraordinary item ..............................................................          --        1,461           --
          Other, net ......................................................................         534        1,680        1,158
     Changes in operating assets and liabilities, net of effects from acquisitions and divestitures:
          Increase in accounts receivable, net ............................................     (12,415)     (12,737)     (17,495)
          Decrease in inventory ...........................................................         900        2,435        7,900
          Decrease (increase) in prepaid expenses and other current assets ................      (2,549)       2,454       (3,313)
          Increase (decrease) in accounts payable .........................................      (2,206)       7,818        1,703
          Increase (decrease) in other accrued expenses and other liabilities .............      10,034       (2,408)       8,550
          Other, net ......................................................................       1,210       (1,546)        (250)
                                                                                              ---------    ---------    ---------
          Net cash provided by continuing operations ......................................      95,428       68,499       39,768
       Net cash provided by (used in) discontinued operating activities ...................    (265,650)      24,250       32,717
                                                                                              ---------    ---------    ---------
          Net cash provided by (used in) operating activities .............................    (170,222)      92,749       72,485
                                                                                              ---------    ---------    ---------
Cash Flows from Investing Activities
     Acquisitions .........................................................................     (47,386)    (114,589)     (32,749)
     Purchases of property, plant and equipment ...........................................     (24,443)     (28,396)     (23,885)
     Proceeds from the sale of property, plant and equipment ..............................       1,385        1,997          408
     Proceeds from divestiture ............................................................       5,769           --           --
     Net sales and maturities (purchases) of available-for-sale short-term investments ....     249,840     (386,687)          --
     Discontinued operations:
          Purchases of property, plant and equipment ......................................          --       (4,548)      (3,529)
          Proceeds from the sale of property, plant and equipment .........................          --           34          270
          Payments on film contracts ......................................................          --       (1,481)      (1,572)
          Proceeds from divestiture .......................................................          --           --           --
          Proceeds from sale of discontinued operations ...................................          --      789,882           --
          Costs related to sale of discontinued operations ................................          --      (24,544)          --
                                                                                              ---------    ---------    ---------
               Net cash provided by (used in) investing activities ........................     185,165      231,668      (61,057)
                                                                                              ---------    ---------    ---------
Cash Flows from Financing Activities
     Long-term borrowings .................................................................          --      497,600      244,573
     Payments on debt, including current maturities and financing costs ...................          --     (714,465)    (267,224)
     Issuance of common stock .............................................................       7,452       14,334        7,488
     Issuance of treasury stock ...........................................................          23           --           --
     Purchase of treasury stock ...........................................................     (71,354)     (47,267)          --
     Dividends paid .......................................................................      (4,372)      (2,961)      (2,350)
                                                                                              ---------    ---------    ---------
               Net cash (used in) financing activities ....................................     (68,251)    (252,759)     (17,513)
                                                                                              ---------    ---------    ---------

     Net increase (decrease) in cash ......................................................     (53,308)      71,658       (6,085)
     Cash and cash equivalents at beginning of period .....................................      83,675       12,017       18,102
                                                                                              ---------    ---------    ---------
     Cash and cash equivalents at end of period ...........................................   $  30,367    $  83,675    $  12,017
                                                                                              =========    =========    =========
     Supplemental cash flow information:
     Non-cash investing and financing activities:
          Acquisitions -- stock (1998 and 1997) and debt issued (1996) ....................   $   5,752    $   6,255    $  18,765
                                                                                              =========    =========    =========

See Notes to Consolidated Financial Statements

HARTE-HANKS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                             (Accumulated              Accumulated
                                                                  Additional   Deficit)                    Other         Total
                                                       Common      Paid-In     Retained     Treasury   Comprehensive Stockholders'
In thousands                                            Stock      Capital     Earnings      Stock     Income (Loss)     Equity
                                                      ---------   ---------- ------------  ---------   ------------- -------------
Balance at January 1, 1996 .........................  $  72,088   $ 138,826   $  (9,058)   $      --    $      --     $ 201,856
Common stock issued-- employee
     benefit plans .................................        208       2,441          --           --           --         2,649
Exercise of stock options ..........................      1,192       4,699          --           --           --         5,891
Tax benefit of options exercised ...................         --       2,766          --           --           --         2,766
Dividends paid ($0.0335 per share) .................         --          --      (2,350)          --           --        (2,350)
Net income .........................................         --          --      40,621           --           --        40,621
Stock issued in conjunction with
     acquisition earnout ...........................        116       1,143          --           --           --         1,259
                                                      ---------   ---------   ---------    ---------    ---------     ---------
Balance at December 31, 1996 .......................     73,604     149,875      29,213           --           --       252,692

Common stock issued -- employee
     benefit plans .................................        278       3,370          --           --           --         3,648
Exercise of stock options ..........................      2,250       8,566          --           --           --        10,816
Tax benefit of options exercised ...................         --       7,841          --           --           --         7,841
Dividends paid ($0.04 per share) ...................         --          --      (2,961)          --           --        (2,961)
Stock issued in conjunction with
     acquisition ...................................        360       5,937          --           --           --         6,297
Treasury stock repurchase ..........................     (1,649)      1,649          --      (47,627)          --       (47,267)
Comprehensive income, net of tax:
     Net income ....................................         --          --     335,748           --           --       335,748
     Unrealized loss on short-term investments
          (net of tax of $311) .....................         --          --          --           --         (577)         (577)
                                                                                                                      ---------
Total comprehensive income .........................                                                                    335,171

                                                      ---------   ---------   ---------    ---------    ---------     ---------
Balance at December 31, 1997 .......................     74,843     177,238     362,000      (47,267)        (577)      566,237

Common stock issued -- employee
     benefit plans .................................        218       4,018          --           --           --         4,236
Exercise of stock options ..........................        728       2,862          --           --           --         3,590
Tax benefit of options exercised ...................         --       4,031          --           --           --         4,031
Dividends paid ($0.04 per share) ...................         --          --      (4,372)          --           --        (4,372)
Treasury stock issued in conjunction
     with acquisition ..............................         --       1,545          --        4,207           --         5,752
Treasury stock issued ..............................         --           4          --           19           --            23
Treasury stock repurchase ..........................         --          --          --      (71,354)          --       (71,354)
Comprehensive income, net of tax:
     Net income ....................................         --          --      68,371           --           --        68,371
     Change in unrealized gain (loss) on short-
          term investments net of reclassification
          adjustments (net of tax of $311) .........         --          --          --           --          577           577
                                                                                                                      ---------
Total comprehensive income .........................                                                                     68,948

                                                      ---------   ---------   ---------    ---------    ---------     ---------
Balance at December 31, 1998 .......................  $  75,789   $ 189,698   $ 425,999    $(114,395)   $      --     $ 577,091
                                                      =========   =========   =========    =========    =========     =========

See Notes to Consolidated Financial Statements

HARTE-HANKS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The accompanying Consolidated Financial Statements present the financial position of Harte-Hanks, Inc. and subsidiaries (the "Company"). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

         All intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified for comparative purposes.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

All highly liquid investments with a remaining maturity of 90 days or less at the time of purchase are considered to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. The short-term investments comprise readily marketable equity securities and debt securities with remaining maturities of more than 90 days at the time of purchase. Even where the remaining maturity is more than one year, the securities are classified as short-term investments as the Company's intention is to convert them into cash within one year. The Company considers all of its short-term investments to be available-for-sale and are recorded at fair value, with the unrealized gain
(loss) recognized as a component of accumulated other comprehensive income.

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

        Buildings and improvements      10 to 40 years
        Equipment and furniture          3 to 20 years

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

EARNINGS PER SHARE

Basic earnings per common share are based upon the weighted-average number of common shares outstanding. Diluted earnings per common share are based upon the weighted-average number of common shares outstanding and dilutive common stock equivalents from the assumed exercise of stock options using the treasury stock method.

BUSINESS SEGMENTS

During the year ended December 31, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131 entitled "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. Under SFAS No. 131, business segments are defined on the same basis that the company is managed versus the product or market approach previously used. The adoption of SFAS No. 131 did not have a material effect on the Company's primary financial statements, but did affect the disclosure of segment information contained elsewhere herein (Note P).

REVENUE RECOGNITION

The Company recognizes revenue at the time the service is rendered or the product is delivered. Shopper services are considered rendered when all printing, sorting, labeling and ancillary services have been provided and the mailing material has been received by the United States Postal Service. Direct marketing revenue from the production and delivery of data is recognized upon completion and shipment of the work. Revenue from software is recognized in accordance with the American Institute of Certified Public Accountants' (AICPA) Statement of Position ("SOP") 97-2 "Software Revenue Recognition," as amended by SOP 98-4 and SOP 98-9. Revenue from software licensing arrangements is generally recognized after execution of a licensing agreement and shipment of the software. Service revenue from time-and-materials services is recognized as the services are provided. Revenue from service contracts is recognized over the contractual period, using the percentage-of-completion method based on individual costs incurred to date compared with total estimated contract costs. In other instances, progress toward completion is based on performance milestones specified in the contract where such milestones fairly reflect progress toward contract completion. Payments received in advance of the performance of services are recorded as deferred revenue until such time as the services are performed.

NOTE B -- ACQUISITIONS/DIVESTITURES

DIVESTITURES

In May 1998, the Company sold three of its smallest shopper publications, located in Dallas, TX, Wichita, KS and Springfield, MO.

PURCHASES

In December 1998, the Company acquired Spectral Resources, Inc. of Woodstock, NY, a leading provider of interactive solutions to the pharmaceutical industry.

         In November 1998, the Company acquired Printing Management Systems, Inc. of Bellmawr, NJ, a leading provider of direct marketing services geared to addressing clients' needs in database marketing, inventory control, information processing, fulfillment and direct mail.

         In August 1998, the Company acquired Cornerstone Integrated Systems of Austin, TX, a leading provider of technical and marketing support services to major computer hardware and software manufacturers, as well as other manufacturers in the high technology industry.

         In October 1997, the Company exercised the option to acquire Tele Support Services, a provider of response management services to the high technology industry in Europe, and in November 1997, the Company acquired Mercantile Software Systems, Inc., a New Jersey-based provider of open architecture software and systems integration solutions for direct marketing.

         In September 1997, the Company acquired the ABC Shoppers Group from an indirect subsidiary of The Walt Disney Company for approximately $104 million. The group consisted of 6 publications located primarily in California, and added over 2.4 million circulation to the shopper segment, for a total circulation of more than 9 million per week.

         In January 1997, the Company acquired Information for Marketing Limited, a London-based database provider servicing the United Kingdom.

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

         The total cash outlay in 1998 for acquisitions was $47.4 million. In addition, the Company issued stock with a value of $5.8 million for its November 1998 acquisition. The total cash outlay in 1997 for acquisitions was $114.6 million. In addition, the Company issued stock with a value of $6.3 million for its November 1997 acquisition. The total cash outlay in 1996 for acquisitions was $32.7 million. In addition, the Company incurred $18.8 million in notes payable for its November 1996 acquisition, which was repaid in January 1997 with borrowings under its revolving credit commitment.

         The operating results of the acquired companies have been included in the accompanying Consolidated Financial Statements from the date of acquisition.

         No proforma data is presented because the Company considers the proforma effects of purchase acquisitions immaterial to historical operating results.

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

Combined and separate results of the Company and DiMark during the reporting period in 1996 preceding the merger were as follows:

                                                    Three Months
                                                       Ended
In thousands                                       March 31, 1996
                                                   --------------
Revenues from continuing operations
     Harte-Hanks .................................    $  89,794
     DiMark ......................................       27,377
     Adjustments .................................       (1,665)
                                                      ---------
     Combined ....................................    $ 115,506
                                                      =========

Income from continuing operations
     Harte-Hanks .................................    $   3,056
     DiMark ......................................        1,932
                                                      ---------
     Combined ....................................    $   4,988
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

NOTE C -- SHORT-TERM INVESTMENTS

The Company's intention is to maintain a liquid portfolio to take advantage of investment opportunities; therefore all securities are considered to be available-for-sale and are classified as current assets. Short-term investments consist of the following:

                                                               December 31, 1998
                                                                     Gross
                                                      Amortized    Unrealized      Fair
In thousands                                            Cost      Gain (Loss)     Value
                                                     ----------   ----------   ----------
Tax exempt auction rate
     securities ..................................   $    3,000   $       --   $    3,000
Taxable commercial paper .........................       81,414           --       81,414
Taxable certificates of deposit ..................       41,725           --       41,725
Taxable federal securities .......................       12,735           --       12,735
                                                     ----------   ----------   ----------
Total ............................................   $  138,874   $       --   $  138,874
                                                     ==========   ==========   ==========

                                                              December 31, 1997
                                                                     Gross
                                                      Amortized    Unrealized      Fair
In thousands                                            Cost      Gain (Loss)     Value
                                                     ----------   ----------   ----------
Tax exempt variable rate
     demand notes ................................   $  241,018   $       --    $  241,018
Tax exempt auction rate
     securities ..................................        3,100           --         3,100
Tax exempt commercial paper ......................       37,233           --        37,233
Taxable commercial paper .........................       71,102           --        71,102
Taxable certificates of deposit ..................       33,244           --        33,244
Taxable federal securities .......................          990           --           990
Equity securities ................................        2,346         (888)        1,458
                                                     ----------   ----------    ----------
Total ............................................   $  389,033   $     (888)   $  388,145
                                                     ==========   ==========    ==========

The fair value of the Company's investment in securities by contractual maturity is as follows:

In thousands                      December 31, 1998
                                  -----------------
Due in less than 1 year ...........   $135,485
Due in 1 to 5 years ...............      3,389
                                      --------
Total .............................   $138,874
                                      ========

The gross realized gains and losses on the sale of available-for-sale securities were immaterial for the years ended December 31, 1998 and 1997.

NOTE D -- LONG-TERM DEBT

Long-term debt consists of the following:

                                                          December 31,
In thousands                                            1998         1997
                                                     ----------   ----------
Miscellaneous notes payable,
     interest rates ranging from
     7.3% to 8%, due on various
     dates through 1998 ..........................   $       --   $    1,240
                                                     ----------   ----------
                                                             --        1,240
Less current maturities ..........................           --        1,240
                                                     ----------   ----------
                                                     $       --   $       --
                                                     ==========   ==========

CREDIT FACILITY

The Company extinguished its $320 million revolving credit facility on October 15, 1997. As of December 31, 1998, the Company had no long-term debt. Cash payments for interest were $0.1 million, $10.5 million and $13.5 million for the years ended December 31, 1998, 1997 and 1996, respectively.

BANK LINE

The Company has one uncommitted short-term borrowing arrangement. Under this arrangement, the Company can borrow up to a maximum of $30 million. As of December 31, 1998, the Company had no borrowings related to this bank line.

NOTE E -- INCOME TAXES

The components of income tax expense are as follows:

                                          Year Ended December 31,
In thousands                            1998        1997       1996
                                      --------    --------   --------
Current
     Federal ......................   $ 34,646    $ 23,216   $ 16,475
     State and local ..............      9,012       4,916      2,845
                                      --------    --------   --------
          Total current ...........   $ 43,658    $ 28,132   $ 19,320
                                      ========    ========   ========
Deferred
     Federal ......................   $  4,175    $  2,201   $    (23)
     State and local ..............        (45)        515        356
                                      --------    --------   --------
          Total deferred ..........   $  4,130    $  2,716   $    333
                                      ========    ========   ========

Included in income tax expense for 1998 is tax expense of $0.8 million related to the pension curtailment gain. Included in income tax expense for 1996 is a tax benefit of $3.4 million related to merger costs.

The differences between total income tax expense and the amount computed by applying the statutory federal income tax rate to income from continuing operations before income taxes were as follows:

                                                              Year Ended December 31,
In thousands                                   1998                    1997                    1996
                                      --------------------    --------------------     --------------------
Computed expected
     income tax expense ...........   $ 40,656          35%   $ 26,292          35%    $ 14,958          35%
Net effect of state
     income taxes .................      5,891           5%      3,531           5%       2,081           5%
Effect of goodwill
     amortization .................      1,230           1%      1,017           1%         977           2%
Effect of non-taxable
     investment income ............       (424)          0%       (912)         (1)%         --          --
Merger costs ......................         --          --          --          --        1,498           4%
Change in the beginning
     of the year balance
     of the valuation allowance ...        (63)          0%         --          --          (95)          0%
Other, net ........................        498           0%        920           1%         234           0%
                                      --------    --------    --------    --------     --------    --------
Income tax expense
     for the period ...............   $ 47,788          41%   $ 30,848          41%    $ 19,653          46%
                                      ========    ========    ========    ========     ========    ========

Total income tax expense (benefit) was allocated as follows:

                                             Year Ended December 31,
In thousands                             1998         1997         1996
                                      ---------    ---------    ---------
Continuing operations .............   $  47,788    $  30,848    $  19,653
Discontinued operations ...........          --      275,548       15,064
Extraordinary items ...............          --         (586)          --
Stockholders' equity ..............      (3,720)      (8,152)      (2,766)
                                      ---------    ---------    ---------
     Total ........................   $  44,068    $ 297,658    $  31,951
                                      =========    =========    =========

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:

                                                               December 31,
In thousands                                                1998        1997
                                                          --------    --------
Deferred tax assets:
     State net income tax .............................   $  1,094    $  4,967
     Deferred compensation and retirement plans .......      4,751       4,651
     Accrued expenses not deductible until paid .......      4,183       3,743
     Accounts receivable, net .........................        702         439
     Other, net .......................................        235         253
     State net operating loss carryforwards ...........        189         191
                                                          --------    --------
          Total gross deferred tax assets .............     11,154      14,244
          Less valuation allowance ....................       (189)       (191)
                                                          --------    --------
          Net deferred tax assets .....................     10,965      14,053
                                                          --------    --------
Deferred tax liabilities:
     Property, plant and equipment ....................     (7,800)     (8,643)
     Goodwill .........................................     (4,812)     (2,324)
     Other, net .......................................         (3)       (291)
                                                          --------    --------
          Total gross deferred tax liabilities ........    (12,615)    (11,258)
                                                          --------    --------
          Net deferred tax assets (liabilities) .......   $ (1,650)   $  2,795
                                                          ========    ========

The valuation allowance for deferred tax assets as of January 1, 1997 was $67,000. The valuation allowance at December 31, 1998 and

1997 relate to state net operating losses, which are not expected to be realized.

         The net deferred tax asset (liabilities) is recorded both as a current deferred income tax asset and as other long-term liabilities based upon the classification of the related temporary difference.

         Cash payments for income taxes were $319.1 million ($265.7 million related to gain on sale of discontinued operations), $25.7 million, and $19.8 million in 1998, 1997 and 1996, respectively.

NOTE F -- EMPLOYEE BENEFIT PLANS

Prior to January 1, 1999, the Company maintained a defined benefit pension plan for which most of its employees were eligible. In conjunction with significant enhancements to the Company's 401(k) plan, the Company elected to freeze benefits under this defined benefit pension plan as of December 31, 1998, resulting in recognition of a curtailment gain of $2.15 million.

         In 1994, the Company adopted a non-qualified, supplemental pension plan covering certain employees, which provides for incremental pension payments so that total pension payments equal amounts that would have been payable from the Company's principal pension plan if it were not for limitations imposed by income tax regulation. The benefits under this supplemental pension plan will continue to accrue as if the principal pension plan had not been frozen.

The status of Harte-Hanks' defined benefit pension plans at year-end was as follows:

                                                    Year Ended December 31,
In thousands                                           1998        1997
                                                     --------    --------
Change in benefit obligation
Benefit obligation at beginning of year ..........   $ 80,035    $ 72,822
Service cost .....................................      4,207       3,564
Interest cost ....................................      5,759       5,549
Actuarial loss ...................................     16,321       6,516
Benefits paid ....................................     (4,835)     (4,075)
Curtailments .....................................    (15,155)     (4,341)
                                                     --------    --------
Benefit obligation at end of year ................     86,332      80,035
                                                     --------    --------

Change in plan assets
Fair value of plan assets at beginning of year ...     79,392      65,316
Actual return on plan assets .....................      9,730      15,132
Employer contribution ............................      1,261       3,019
Benefits paid ....................................     (4,835)     (4,075)
                                                     --------    --------
Fair value of plan assets at end of year .........     85,548      79,392
                                                     --------    --------

Funded status ....................................       (784)       (643)
Unrecognized actuarial loss (gain) ...............        529        (990)
Unrecognized prior service cost ..................        997       1,100
                                                     --------    --------
Prepaid (accrued) benefit cost ...................   $    742    $   (533)
                                                     ========    ========

The Company's non-qualified pension plan has an accumulated benefit obligation in excess of its assets of $4.7 million at December 31, 1998.

The weighted-average assumptions used for measurement of the defined pension plans were as follows:

                                                     December 31,
                                             1998       1997       1996
                                           --------   --------   --------
Weighted-average assumptions
     as of December 31
Discount rate ......................         6.00%      7.25%      7.75%
Expected return on plan assets .....        10.00%     10.00%     10.00%
Rate of compensation increase (1998,
     non-qualified plan only) ......         4.00%      4.00%      4.00%

Net pension cost for both plans included the following components:

                                                             December 31,
In thousands                                       1998          1997          1996
                                                ----------    ----------    ----------
Components of net periodic
     benefit cost (income)
Service cost ................................   $    4,207    $    3,564    $    3,937
Interest cost ...............................        5,759         5,549         5,134
Expected return on plan assets ..............       (8,243)       (6,772)       (5,724)
Amortization of prior service costs .........          (26)          (26)          (26)
Recognized actuarial loss ...................           57            22           193
Recognized curtailment loss (gain) ..........       (2,150)       (4,149)           --
                                                ----------    ----------    ----------
Net periodic benefit cost (income) ..........         (396)       (1,812)        3,514

Less: net periodic benefit cost (income)
          -- discontinued operations ........           --        (3,574)        1,011
                                                ----------    ----------    ----------

Net periodic benefit cost (income)
     -- continuing operations ...............   $     (396)   $    1,762    $    2,503
                                                ==========    ==========    ==========

During 1997, the Company recognized a pension curtailment gain of $4.1 million related to the divestiture of its newspaper and television operations. This curtailment gain was included in the calculation of the gain on the sale of discontinued operations.

         Prior to January 1, 1999, the Company also sponsored several 401(k) plans to provide employees with additional income upon retirement. The Company generally matched a portion of employees' voluntary before-tax contributions. Employees were fully vested in their own contributions and generally vested in the Company's matching contributions upon three years of service. Effective January 1, 1999 changes were made that combined all 401(k) plans and allowed for immediate vesting of enhanced Company matching contributions. Total 401(k) expense recognized by the Company in 1998, 1997 and 1996 was $1.4 million, $1.3 million, and $1.0 million, respectively.

         The 1994 Employee Stock Purchase Plan provides for a total of 2,000,000 shares to be sold to participating employees at 85% of the fair market value at specified quarterly investment dates. Shares available for sale totaled 864,093 at December 31, 1998.

NOTE G -- STOCKHOLDERS' EQUITY

In January 1999, the Company announced an increase in the regular quarterly dividend from 1.5 cents to 2 cents per share payable March 15, 1999 to holders of record on March 1, 1999.

         In May 1998, the Company amended its Certificate of Incorporation to increase its authorized capitalization to 250,000,000 shares of common stock.

         During 1998 the Company repurchased 3,108,700 shares of its common stock for $71.4 million under its stock repurchase program. In September 1998, the Company authorized an increase of three million shares in the Company's stock repurchase program. Under its stock repurchase program, the Company has repurchased 6.3 million shares at December 31, 1998, and under such program has authorization to repurchase an additional 4.3 million shares.

NOTE H -- STOCK OPTION PLANS

1984 Plan

In 1984, the Company adopted a Stock Option Plan ("1984 Plan") pursuant to which it issued to officers and key employees options to purchase shares of common stock at prices equal to the market price on the grant date. Market price was determined by the Board of Directors for purposes of granting stock options and making repurchase offers. Options granted under the 1984 Plan become exercis-able five years after date of grant. At December 31, 1998, 1997 and 1996, options to purchase 340,800 shares, 629,000 shares and 939,600 shares, respectively, were outstanding under the 1984 Plan, with exercise prices ranging from $1.67 to $3.33 per share at December 31, 1998. No additional options will be granted under the 1984 Plan.

1991 PLAN

The Company adopted the 1991 Stock Option Plan ("1991 Plan") pursuant to which it may issue to officers and key employees options to purchase up to 8,000,000 shares of common stock. Options have been granted at prices equal to the market price on the grant date ("market price options") and at prices below market price ("performance options"). As of December 31, 1998, 1997 and 1996, market price options to purchase 5,058,550 shares, 4,194,650 shares and 4,324,000 shares, respectively, were outstanding with exercise prices ranging from $3.33 to $25.56 per share at December 31, 1998. Market price options granted prior to January 1998 become exercisable after the fifth anniversary of their date of grant. Beginning January 1998, market price options become exercisable in 25% increments on the second, third, fourth and fifth anniversaries of their date of grant. The weighted-average exercise price for outstanding options and exercisable options at December 31, 1998 was $11.54 and $5.32, respectively. The weighted-average remaining life for outstanding options was 6.88 years.

         At December 31, 1998, 1997 and 1996, performance options to purchase 724,700 shares, 737,800 shares and 994,250 shares, respectively, were outstanding with exercise prices ranging from $0.33 to $1.00 per share at December 31, 1998. The performance options become exercisable in whole or in part after three years, and the extent to which they become exercisable at that time depends upon the extent to which the Company achieves certain goals established at the time the options are granted. That portion of the performance options which does not become exercisable at an earlier date becomes exercisable after the ninth anniversary of the date of grant. Compensation expense of $0.6 million, $0.8 million and $1.0 million was recognized for the performance options for the years ended December 31, 1998, 1997 and 1996 respectively. The weighted-average exercise price for outstanding options and exercisable options at December 31, 1998 was $0.48 and $0.33, respectively. The weighted-average remaining life for outstanding options was 4.84 years.

DIMARK

In connection with the DiMark merger, DiMark's outstanding stock options were converted into options to acquire approximately 3.0 million shares of Harte-Hanks common stock. As of December 31, 1998, 1997 and 1996, DiMark options to purchase 182,864 shares, 435,466 shares and 2,534,684 shares, respectively, were outstanding with exercise prices ranging from $8.31 to $10.48 per share at December 31, 1998. As of December 31, 1998 all outstanding DiMark options were exercisable. The weighted-average exercise price at December 31, 1998 was $8.44 and the weighted-average remaining life was 1.30 years.

The following summarizes all stock option plans activity during 1998, 1997 and 1996:

                                                     Weighted-
                                       Number         Average
                                      of Shares     Option Price
                                     ----------     ------------
Options outstanding
     at January 1, 1996 ...........    8,919,928    $     4.09
Granted ...........................    1,471,500         10.88
Exercised .........................   (1,194,108)         3.97
Cancelled .........................     (404,786)         5.61
                                     -----------
Options outstanding
     at December 31, 1996 .........    8,792,534          5.16
Granted ...........................    1,302,350         13.12
Exercised .........................   (2,249,240)         4.80
Cancelled .........................   (1,848,728)         4.83
                                     -----------
Options outstanding
     at December 31, 1997 .........    5,996,916          7.13
Granted ...........................    1,315,050         19.13
Exercised .........................     (727,980)         4.45
Cancelled .........................     (277,072)        12.05
                                     -----------
Options outstanding at
     December 31, 1998 ............    6,306,914    $     9.72
                                     ===========
Exercisable at
     December 31, 1998 ............    2,486,464    $     4.26
                                     ===========

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

         Had compensation expense for the Company's options been determined based on the fair value at the grant date for awards since January 1, 1995, consistent with the provisions of SFAS No. 123, the Company's income from continuing operations, net income and diluted earnings per share would have been reduced to the pro forma amounts indicated below.

                                                          Year Ended December 31,
In thousands, except per share amounts              1998           1997           1996
                                                ------------   ------------   ------------
Income from continuing
     operations -- as reported ...............   $    68,371   $     44,271   $     23,084
Income from continuing
     operations -- pro forma .................        65,636         42,512         21,630
Net income -- as reported ....................        68,371        335,748         40,621
Net income -- pro forma ......................        65,636        333,989         39,021
Diluted earnings per share
     from continuing operations
     -- as reported ..........................          0.90           0.57           0.30
Diluted earnings per share
     from continuing operations
     -- pro forma ............................          0.86           0.55           0.28
Diluted earnings per share
     -- as reported ..........................          0.90           4.36           0.53
Diluted earnings per share
     -- pro forma ............................          0.86           4.34           0.51

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996:

                                                       Year Ended December 31,
                                                1998            1997            1996
                                             ----------      ----------      ----------
Expected dividend yield ................            0.3%            0.3%            0.3%
Expected stock price volatility ........           21.0%           20.3%           22.1%
Risk free interest rate ................            6.0%            6.4%            6.3%
Expected life of options ...............     3-10 years      3-10 years      3-10 years

The weighted-average fair value of market price options granted during 1998, 1997 and 1996 was $7.79, $5.12 and $4.07, respectively. The weighted-average fair value and exercise price of performance options was $16.82 and $1.00 in 1998, $8.96 and $0.71 in 1997, and $7.32 and $0.57 in 1996, respectively.

NOTE I -- FAIR VALUE OF FINANCIAL INSTRUMENTS

Because of their maturities and/or interest rates, the Company's financial instruments have a fair value approximating their carrying value. These instruments include short-term investments, accounts receivable, trade payables, and miscellaneous notes receivable and payable.

NOTE J -- COMMITMENTS AND CONTINGENCIES

At December 31, 1998, the Company had outstanding letters of credit in the amount of $4.0 million. These letters of credit exist to support the Company's insurance programs relating to worker's compensation, automobile and general liability.

NOTE K -- LEASES

The Company leases certain real estate and equipment under various operating leases. Most of the leases contain renewal options for varying periods of time. The total rent expense applicable to continuing operations under all operating leases was $18.5 million, $16.0 million and $13.0 million for the years ended December 31, 1998, 1997 and 1996, respectively.

The future minimum rental commitments for all non-cancellable operating leases with terms in excess of one year as of December 31, 1998 are as follows:

In thousands

1999...............................   $15,310
2000...............................    27,493
2001...............................    11,683
2002...............................     8,106
2003...............................     5,115
After 2003                             19,431
                                      -------
                                      $87,138
                                      =======

NOTE L -- EXTRAORDINARY ITEM

The Company extinguished its debt on October 15, 1997 using the proceeds from the sale of its newspaper and television operations. For the year ended December 31, 1997, the early extinguishment of debt resulted in an extraordinary loss in the amount of $0.9 million, or one cent per share, net of $0.6 million tax benefit.

NOTE M -- EARNINGS PER SHARE

A reconciliation of basic and diluted earnings per share is as follows:

                                                                                   Year Ended December 31,
In thousands, except per share amounts                                       1998            1997           1996
                                                                         ------------   ------------    ------------
BASIC EPS
Income from continuing operations ....................................   $     68,371   $     44,271    $     23,084
Income from discontinued operations ..................................             --        292,352          17,537
Extraordinary item ...................................................             --           (875)             --
                                                                         ------------   ------------    ------------
Net income ...........................................................   $     68,371   $    335,748    $     40,621
                                                                         ============   ============    ============

Weighted-average common shares
     outstanding used in earnings
     per share computations ..........................................         72,716         73,998          72,830
                                                                         ============   ============    ============

Earnings per share:
     Continuing operations ...........................................   $       0.94   $       0.60    $       0.32
     Discontinued operations .........................................             --           3.95            0.24
     Extraordinary item ..............................................             --          (0.01)             --
                                                                         ------------   ------------    ------------
     Net income ......................................................   $       0.94   $       4.54    $       0.56
                                                                         ============   ============    ============

DILUTED EPS
Income from continuing operations ....................................   $     68,371   $     44,271    $     23,084
Income from discontinued operations ..................................             --        292,352          17,537
Extraordinary item ...................................................             --           (875)             --
                                                                         ------------   ------------    ------------
Net income ...........................................................   $     68,371   $    335,748    $     40,621
                                                                         ============   ============    ============

Shares used in earnings per
     share computations ..............................................         76,057         77,000          77,154
                                                                         ============   ============    ============

Earnings per share:
     Continuing operations ...........................................   $       0.90   $       0.57    $       0.30
     Discontinued operations .........................................             --           3.80            0.23
     Extraordinary item ..............................................             --          (0.01)             --
                                                                         ------------   ------------    ------------
     Net income ......................................................   $       0.90   $       4.36    $       0.53
                                                                         ============   ============    ============

Computation of Shares Used In Earnings Per Share Computations

Average outstanding common shares ....................................         72,716         73,998          72,830
Average common equivalent shares--
     dilutive effect of option shares ................................          3,341          3,002           4,324
                                                                         ------------   ------------    ------------
Shares used in net earnings
     per share computations ..........................................         76,057         77,000          77,154
                                                                         ============   ============    ============

NOTE N -- DISCONTINUED OPERATIONS

The Company sold its newspaper operations, KENS-TV, the CBS affiliate in San Antonio and KENS-AM radio to The E.W. Scripps Company on October 15, 1997 for a cash price of $775 million plus $13.2 million for working capital. This transaction resulted in gain on sale of $276.9 million, or $3.60 per share, net of $262.8 million of income taxes.

         Because the newspaper and television operations represent entire business segments that were divested on October 15, 1997, their results are reported as "discontinued operations" for all periods presented. Results of the remaining business segments are reported as "continuing operations."

Summarized operating results for the combined newspaper and television discontinued operations are as follows:

                                               Year Ended December 31,
In thousands                              1998           1997           1996
                                      ------------   ------------   ------------
Revenues ..........................   $         --   $    121,169   $    150,413

Income from discontinued
     operations before
     income tax expense ...........   $         --   $     28,231   $     32,601
Income tax expense ................             --         12,748         15,064
                                      ------------   ------------   ------------
Income from discontinued
     operations ...................   $         --   $     15,483   $     17,537
                                      ============   ============   ============

The major components of cash flows for the combined newspaper and television discontinued operations are as follows:

                                                  Year Ended December 31,
In thousands                                  1998          1997         1996
                                           ----------    ----------   ----------
Income from discontinued
     operations ........................   $       --    $   15,483   $   17,537
Depreciation and goodwill
     amortization ......................           --         9,062       11,357
Film amortization ......................           --         1,369        1,347
Payment of taxes on gain
     on sale ...........................     (265,650)           --           --
Other, net .............................           --        (1,664)       2,476
                                           ----------    ----------   ----------
Net cash provided by (used in)
     discontinued operations ...........   $ (265,650)   $   24,250   $   32,717
                                           ==========    ==========   ==========

NOTE O -- SELECTED QUARTERLY DATA (UNAUDITED)

                                                                          1998 Quarter Ended
                                                     --------------------------------------------------------
In thousands, except per share amounts(a)            December 31     September 30     June 30      March 31
                                                     -----------     ------------   -----------   -----------
Revenues from continuing operations ..............   $   200,658      $   183,409   $   186,806   $   177,673
Operating income from continuing operations ......        29,682           26,463        26,688        19,125
Income from continuing operations ................        20,336(b)        16,920        17,010        14,105
Income before extraordinary items ................        20,336(b)        16,920        17,010        14,105
Net income .......................................        20,336(b)        16,920        17,010        14,105
Basic earnings per share:
Continuing operations ............................           .29(b)           .23           .23           .19
Discontinued operations ..........................            --               --            --            --
Net income .......................................           .29(b)           .23           .23           .19
Diluted earnings per share:
Continuing operations ............................           .28(b)           .22           .22           .18
Discontinued operations ..........................            --               --            --            --
Net income .......................................           .28(b)           .22           .22           .18

                                                                         1997 Quarter Ended
                                                      --------------------------------------------------------
In thousands, except per share amounts(a)             December 31  September 30     June 30         March 31
                                                      -----------  ------------   -----------      -----------
Revenues from continuing operations ..............    $   193,900   $   155,061   $   150,964      $   138,424
Operating income from continuing operations ......         24,610        20,224        19,765           12,493
Income from continuing operations ................         17,193        10,470        10,640(c)         5,968
Income before extraordinary items ................        294,712        15,549        16,345(c)        10,017
Net income .......................................        293,837        15,549        16,345(c)        10,017
Basic earnings per share:
Continuing operations ............................            .24           .14           .14(c)           .08
Discontinued operations ..........................           3.80           .07           .08              .05
Net income .......................................           4.02           .21           .22(c)           .13
Diluted earnings per share:
Continuing operations ............................            .23           .13           .13(c)           .08
Discontinued operations ..........................           3.67           .07           .07              .05
Net income .......................................           3.88           .20           .21(c)           .13


(a) See Note N for discussion of discontinued operations, including the gain on sale from discontinued operations recognized in the fourth quarter of 1997.

(b) Includes non-recurring net pension gain of $1.3 million, or two cents per share.

(c) Includes one-time non-operating net gain of $0.4 million, or one-half cent per share.

NOTE P -- BUSINESS SEGMENTS

Harte-Hanks is a highly focused targeted media company with continuing operations in two segments - direct marketing and shoppers. Since the sale of the Company's newspaper and television operations on October 15, 1997 represented divestiture of entire business segments, their results are reported as "discontinued operations" for all periods presented (see Note N).

         Harte-Hanks direct marketing segment offers a complete range of specialized, coordinated and integrated direct marketing services from a single source. Response management, database marketing and marketing services are provided in the direct marketing segment. Response Management's revenues were $113.4 million, $99.7 million and $72.3 million in 1998, 1997 and 1996, respectively. Database Marketing's revenues were $196.1 million, $158.4 million and $131.9 million in 1998, 1997 and 1996, respectively. Marketing Services' revenues were $183.6 million, $165.0 million and $123.5 million in 1998, 1997 and 1996, respectively. The Company utilizes advanced technologies to enable its customers to identify, reach, influence and nurture specific consumers or businesses. Harte-Hanks' direct marketing customers include many of America's largest retailers, banks, mutual funds companies, pharmaceutical companies, healthcare organizations, insurance companies and high technology firms, along with a growing number of customers in such emerging markets as telecommunications, automotive, utilities and travel. Its client base is both domestic and international.

         Harte-Hanks shoppers segment produces weekly advertising publications primarily delivered free by third-class mail to all households in a particular geographic area. Shoppers offer advertisers a targeted, cost-effective local advertising system, with virtually 100% penetration in their area of distribution. Shoppers are particularly effective in large markets with high media fragmentation in which major metropolitan newspapers generally have low penetration.

         Included in Corporate Activities are general corporate expenses. Assets of Corporate Activities include unallocated cash and short-term investments and deferred income taxes.

         Information as to the operations of Harte-Hanks in different business segments is set forth below based on the nature of the products and services offered. Harte-Hanks evaluates performance based on several factors, of which the primary financial measures are segment revenues and operating income. The accounting policies of the business segments are the same as those described in the summary of significant accounting policies (Note A).

         The operating results of Harte-Hanks Direct Marketing include the acquisitions of Cornerstone Integrated Services in August 1998; Printing Management Systems, Inc. in November 1998; and Spectral Resources Inc. in December 1998.

Information about the Company's operations in different industry segments:
--------------------------------------------------------------------------------

                                                                                     Year Ended December 31,
In thousands                                                                     1998          1997          1996
                                                                              ----------    ----------    ----------
Operating revenues
     Direct Marketing .....................................................   $  493,898    $  425,489    $  330,255
     Shoppers .............................................................      254,648       212,860       185,205
                                                                              ----------    ----------    ----------
          Total operating revenues ........................................   $  748,546    $  638,349    $  515,460
                                                                              ==========    ==========    ==========

Operating income
     Direct Marketing .....................................................   $   69,648    $   54,360    $   44,794
     Shoppers .............................................................       40,507        31,089        24,017
     Corporate Activities .................................................       (8,197)       (8,357)      (19,050)(a)
                                                                              ----------    ----------    ----------
          Total operating income ..........................................   $  101,958    $   77,092    $   49,761
                                                                              ==========    ==========    ==========

Income from continuing operations before income taxes
     Operating income .....................................................   $  101,958    $   77,092    $   49,761
     Interest expense .....................................................         (193)       (6,189)       (7,346)
     Interest income ......................................................       13,474         4,412           717
     Other, net ...........................................................       (1,230)         (196)         (395)
     Pension curtailment gain .............................................        2,150            --            --
                                                                              ----------    ----------    ----------
          Total income from continuing operations before income taxes .....   $  116,159    $   75,119    $   42,737
                                                                              ==========    ==========    ==========

Depreciation
     Direct Marketing .....................................................   $   15,977    $   12,673    $    9,139
     Shoppers .............................................................        5,025         4,572         4,600
     Corporate Activities .................................................           85            82            40
                                                                              ----------    ----------    ----------
          Total depreciation ..............................................   $   21,087    $   17,327    $   13,779
                                                                              ==========    ==========    ==========

Goodwill amortization
     Direct Marketing .....................................................   $    3,703    $    2,659    $    1,791
     Shoppers .............................................................        4,187         2,475         1,867
                                                                              ----------    ----------    ----------
          Total goodwill amortization .....................................   $    7,890    $    5,134    $    3,658
                                                                              ==========    ==========    ==========

Total assets
     Direct Marketing .....................................................   $  341,653    $  272,847    $  231,365
     Shoppers .............................................................      197,885       207,541        99,061
     Corporate Activities .................................................      175,675       474,535        12,579
                                                                              ----------    ----------    ----------
          Total assets ....................................................   $  715,213    $  954,923    $  343,005
                                                                              ==========    ==========    ==========

Capital expenditures
     Direct Marketing .....................................................   $   18,655    $   22,434    $   20,706
     Shoppers .............................................................        5,764         5,912         2,929
     Corporate Activities .................................................           24            50           250
                                                                              ----------    ----------    ----------
          Total capital expenditures ......................................   $   24,443    $   28,396    $   23,885
                                                                              ==========    ==========    ==========


(a) Included is $12.1 million in merger expenses. See Note B of Notes to Consolidated Financial Statements.

Information about the Company's operations in different geographic areas:
--------------------------------------------------------------------------------

                                                     Year Ended December 31,
In thousands                                    1998           1997           1996
                                           ------------   ------------   ------------
Operating revenues(a)
     United States .....................   $    724,659   $    620,272   $    506,847
     Other countries ...................         23,887         18,077          8,613
                                           ------------   ------------   ------------
          Total operating revenues .....   $    748,546   $    638,349   $    515,460
                                           ============   ============   ============

Long-lived assets(b)
     United States .....................   $     89,905   $     87,575   $     71,910
     Other countries ...................          2,369          1,776            285
                                           ------------   ------------   ------------
          Total long-lived assets ......   $     92,274   $     89,351   $     72,195
                                           ============   ============   ============

(a) Geographic revenues are based on the location of the customer.

(b) Long-lived assets are based on physical location.

Five-Year Financial Summary
--------------------------------------------------------------------------------


In thousands, except per share amounts                      1998            1997            1996            1995            1994
                                                          ---------       ---------       ---------       ---------       ---------
Statement of Operations Data
     Revenues .........................................   $ 748,546       $ 638,349       $ 515,460       $ 453,302       $ 410,212
     Operating expenses
          Payroll, production and distribution ........     553,529         479,742         392,494         347,520         321,995
          Selling, general and administrative .........      64,082          59,054          43,632          41,619          38,483
          Depreciation ................................      21,087          17,327          13,779          11,135           9,072
          Goodwill amortization .......................       7,890           5,134           3,658           3,244           2,909
          Merger costs ................................          --              --          12,136(a)           --              --
                                                          ---------       ---------       ---------       ---------       ---------
               Total operating expenses ...............     646,588         561,257         465,699         403,518         372,459
                                                          ---------       ---------       ---------       ---------       ---------
Operating income ......................................     101,958          77,092          49,761          49,784          37,753
Interest expense, net .................................     (13,281)          1,777           6,629           7,221           6,851
Income from continuing operations(b) ..................      68,371(c)       44,271(d)       23,084(e)       24,301(f)       16,262
Income from continuing operations after
     extraordinary items, net of taxes ................      68,371          43,396(g)       23,084          24,301          16,262
Earnings from continuing operations per
     common share--diluted ............................        0.90(c)         0.57(d)         0.30(e)         0.32(f)         0.23
Earnings from continuing operations after
     extraordinary items per common share-- diluted ...        0.90(c)         0.56(g)         0.30(e)         0.32(f)         0.23
     Cash dividends per common share ..................        0.06            0.04            0.03            0.03              --
Weighted-average common and common
     equivalent shares outstanding-- diluted ..........      76,057          77,000          77,154          75,338          74,186
Segment Data
     Revenues
          Direct Marketing ............................     493,898         425,489         330,255         268,257         233,751
          Shoppers ....................................     254,648         212,860         185,205         185,045         176,461
                                                          ---------       ---------       ---------       ---------       ---------
          Total revenues ..............................   $ 748,546       $ 638,349       $ 515,460       $ 453,302       $ 410,212
                                                          =========       =========       =========       =========       =========
     Operating income
          Direct Marketing ............................   $  69,648       $  54,360       $  44,794       $  37,774       $  27,910
          Shoppers ....................................      40,507          31,089          24,017          20,020          17,743
          General corporate ...........................      (8,197)         (8,357)        (19,050)         (8,010)         (7,900)
                                                          ---------       ---------       ---------       ---------       ---------
          Total operating income ......................   $ 101,958       $  77,092       $  49,761       $  49,784       $  37,753
                                                          =========       =========       =========       =========       =========
     Other Data
          Operating cash flow(h) ......................   $ 130,935       $  99,553       $  67,198(i)    $  64,163       $  49,734
          Capital expenditures ........................      24,443          28,396          23,885          17,441          13,759
     Balance Sheet Data (at end of period)
          Property, plant and equipment ...............   $  92,274       $  89,351       $  72,195       $  59,878       $  53,081
          Goodwill, net ...............................     290,831         250,363         142,053          99,528          92,391
          Total assets ................................     715,213         954,923         343,005         268,994         246,166
          Total long-term debt ........................          --              --         218,005         220,468         294,499
          Total stockholders' equity ..................     577,091         566,237         252,692         201,856         137,845

(a) Merger costs of $12.1 million related to DiMark merger. See Note B of Notes to Consolidated Financial Statements.

(b) Represents income and earnings from continuing operations per common share before extraordinary items.

(c) Includes non-recurring pension gain of $1.3 million, or two cents per share, net of $0.8 million income tax expense. Excluding this gain, earnings were $0.88 per share.

(d) Includes non-recurring income of $0.4 million, or one-half cent per share, net of $0.4 million income tax expense related to the sale of stock in another company partially offset by other non-recurring items. Excluding this income, earnings were $0.57 per share.

(e) Includes merger costs of $8.7 million, or 11 cents per share, net of $3.4 million income tax benefit. Excluding these costs, earnings were $0.41 per share.

(f) Includes gain on divestiture of $0.9 million, or one cent per share, net of $0.6 million income tax expense. Excluding this gain, earnings were $0.31 per share.

(g) Includes extraordinary loss from the early extinguishment of debt of $0.9 million, net of $0.6 million income tax benefit.

(h) Operating cash flow is defined as operating income plus depreciation and goodwill amortization. Operating cash flow is not intended to represent cash flow or any other measure of performance in accordance with generally accepted accounting principles.

(i) Excluding 1996 merger costs, operating cash flow was $79,334.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Harte-Hanks, Inc.:

We have audited the accompanying consolidated balance sheets of Harte-Hanks, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harte-Hanks, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                  /s/ KPMG LLP

San Antonio, Texas
January 25, 1999

CORPORATE INFORMATION

COMMON STOCK

The Company's common stock is listed on the New York Stock Exchange (symbol:
HHS). The quarterly stock price ranges for 1998 and 1997 were as follows:

                                 1998                           1997
                         -----------------------       -----------------------
                           High           Low            High           Low
                         --------       --------       --------       --------
First Quarter            23 7/8         17 3/8         14 7/8         12 7/8
Second Quarter           25 13/16       20 15/16       15 9/16        13 3/8
Third Quarter            26             21 9/16        16 15/32       14 21/32
Fourth Quarter           28 1/2         18 5/16        19 3/16        16 3/8

In 1998, quarterly dividends were paid at the rate of 1.5 cents per share. In 1997, quarterly dividends were paid at the rate of 1 cent per share. The stock prices and dividends reflect retroactively the two-for-one stock split in the form of a stock dividend on March 16, 1998.

There are approximately 2,900 holders of record.

TRANSFER AGENT AND REGISTRAR

BankBoston
c/o EquiServe, L.P.
P.O. Box 8040
Boston, Massachusetts 02266-8040

ANNUAL MEETING OF STOCKHOLDERS

The annual meeting of stockholders will be held at 10:00 a.m. on May 4, 1999, at 200 Concord Plaza Drive,
First Floor, San Antonio, Texas.

FORM 10-K ANNUAL REPORT

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained, without charge, upon written request to:

Donald R. Crews, Secretary
Harte-Hanks, Inc.
P.O. Box 269
San Antonio, Texas 78291-0269