Form 10-K405, Exhibit 13
period 1999-12-31
HARTE HANKS INC
filed 2000-03-29
CIK 45919

                                                                      EXHIBIT 13


         FINANCIAL CONTENTS

         MANAGEMENT'S DISCUSSION AND ANALYSIS ................................................................13
         CONSOLIDATED BALANCE SHEETS .........................................................................18
         CONSOLIDATED STATEMENTS OF OPERATIONS ...............................................................19
         CONSOLIDATED STATEMENTS OF CASH FLOWS ...............................................................20
         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY .....................................................21
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ..........................................................22
         FIVE-YEAR FINANCIAL SUMMARY .........................................................................30
         INDEPENDENT AUDITORS' REPORT ........................................................................31
         CORPORATE INFORMATION ...............................................................................31
         DIRECTORS, OFFICERS AND HARTE-HANKS OPERATIONS ......................................................32


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         OVERVIEW

         The Company's overall performance reflects its commitment to its growth strategy of being a market leader in the targeted media industry, introducing new products and entering new markets, investing in technology and people, and increasing shareholder value. Harte-Hanks now operates as an international direct and interactive marketing services company that provides a full scope of solutions to a wide range of industries in the customer relationship management arena. The Company also publishes highly targeted advertising shopper publications which reach over 9.5 million households each week. Harte-Hanks' focus on the targeted marketing industry and on helping customers build and manage one-to-one relationships with their customers was greatly sharpened by the sale of the Company's newspaper and television operations in 1997 (see Note N of "Notes to Consolidated Financial Statements"). Since December 31, 1997 Harte-Hanks has grown revenues 32% and operating income 52.6%, excluding the results of operations sold by the Company during that time.

     Harte-Hanks has grown internally by adding new customers and products, cross-selling existing products, entering new markets and expanding its international presence. The Company also used proceeds from the sales of its newspaper and television operations and its excess cash flows to fund several acquisitions in 1997, 1998 and 1999. These acquisitions, as well as several previous acquisitions, have enhanced the Company's growth over the past three years. Harte-Hanks has funded $317.2 million in acquisitions during the period 1997 through 1999. These acquisitions have all been in the Company's direct and interactive marketing and shoppers segments, which now comprise 100% of the Company's revenues.

     Harte-Hanks derives the majority of its revenues from the sale of direct and interactive marketing and advertising services. The Company's shoppers operate in local markets and are affected by the strength of the local economies. As a national business, direct and interactive marketing is affected by general national economic trends. The Company's principal expense items are payroll, postage, transportation and paper. Overall postal rates, which typically increase every three to four years, increased in January 1999; however, the base rates for the distribution of the shoppers did not increase. Increased postage costs are not expected in 2000 in its shopper operations as a result of the 1999 postal rate case, although total postage costs may increase depending on the proportion of overweight pieces and the amount of shopper circulation growth. Postage rates are expected to increase in 2001. Paper prices increased slightly at the beginning of 1998, but leveled out towards the end of 1998. The Company benefited from decreasing paper prices throughout 1999, although prices increased in the fourth quarter.

RESULTS OF CONTINUING OPERATIONS

As described in Note N of the "Notes to Consolidated Financial Statements" included herein, on October 15, 1997, the Company sold its newspaper and television operations. Therefore, the newspaper and television operations results are excluded from management's discussion and analysis of financial condition and results of operations below.

Operating results from continuing operations -- direct marketing and shoppers -- were as follows:

In thousands                                     1999      % CHANGE          1998     % CHANGE         1997
------------                                     ----      --------          ----     --------         ----

Revenues                                    $ 829,752          10.8     $ 748,546         17.3    $ 638,349
Operating expenses                            711,524          10.0       646,588         15.2      561,257
                                            ---------                   ---------                 ---------
Operating income                            $ 118,228          16.0     $ 101,958         32.3    $  77,092
                                            =========                   =========                 =========

Consolidated revenues grew 10.8% to $829.8 million and operating income grew 16.0% to $118.2 million in 1999 compared to 1998. The Company's overall growth resulted from acquisitions, increased business with both new and existing customers and from the sale of new products and services. Overall operating expenses increased 10.0% to $711.5 million as a result of the overall revenue growth.

     Overall growth in the Company's 1998 revenues and operating income resulted from acquisitions and increased business from both new and existing customers. Overall operating expenses increased as a result of the overall revenue growth and the hiring of additional personnel to support the growth.

DIRECT MARKETING

Direct marketing operating results were as follows:

In thousands                                     1999      % CHANGE          1998     % CHANGE         1997
------------                                     ----      --------          ----     --------         ----

Revenues                                    $ 559,262          13.2     $ 493,898         16.1    $ 425,489
Operating expenses                            480,098          13.2       424,250         14.3      371,129
                                            ---------                   ---------                 ---------
Operating income                            $  79,164          13.7     $  69,648         28.1    $  54,360
                                            =========                   =========                 =========

Direct and interactive marketing revenues increased $65.4 million, or 13.2%, in 1999 compared to 1998. CRM/response management and marketing services both experienced significant revenue growth in 1999, while CRM/database revenues were soft for the year. CRM/response management revenues increased due to increased internet, consulting and fulfillment business with both existing and new customers, the October 1999 acquisition of ZD Market Intelligence, renamed Harte-Hanks Market Intelligence, and to a lesser extent the August 1998 acquisition of Cornerstone Integrated Services. The traditional growth oriented business-to-business activities of CRM/response management had significant growth; however, total CRM/response management results were influenced by revenue declines in the outbound credit card business beginning in the third quarter of 1998. The high technology, mutual funds and government/ not-for-profit industry sectors contributed significantly to overall CRM/response management revenue growth. Marketing services revenues, led by its targeted mail and logistics operations, increased due to increased product sales as well as new product sales to new and existing customers, primarily in the retail, government/not-for-profit, and non-bank finance industry sectors. The November 1998 acquisition of Printing Management Systems, Inc. and the May 1999 acquisition of Direct Marketing Associates, Inc. also contributed to the marketing services revenue growth. CRM/database revenues were soft, primarily due to the slowdowns in the healthcare, managed care and business services markets as well as a strong first half of 1998. This softness was partially offset by increases in the retail, pharmaceutical and banking industries. CRM/database experienced revenue growth in data processing and software sales, offset by softness in brokered production, hardware sales, and brokered customer lists. Overall, revenue growth for direct and interactive marketing increased as a result of increased business with both new and existing customers across several industry sectors including retail, financial services, high technology, pharmaceutical, automotive and telecommunications industries, and acquisitions.

     Operating expenses rose $55.8 million, or 13.2%, in 1999 compared to 1998 due primarily to revenue growth contributed by acquisitions, which accounted for $43.0 million of the increase. Excluding these acquisitions, operating expenses increased 3.1%. This remaining increase was due to increased production costs directly associated with increased product volumes, increased payroll costs due to expanded hiring to support revenue growth and increased general and administrative expense from professional and outside service fees. Depreciation and amortization expense increased $5.7 million due to goodwill associated with acquisitions and higher levels of capital investment to support growth.

     Direct and interactive marketing revenues increased $68.4 million, or 16.1%, in 1998 compared to 1997. Revenue increases were led by CRM/database, which had significant revenue growth for the year, followed by CRM/response management and marketing services, both of which experienced good internal revenue growth for the year. CRM/database revenues increased primarily due to the growth in data processing, database development and updating, hardware sales, software sales, account services, brokered customer lists, and in consultative, integration and analytical work. CRM/database revenues were also impacted by the November 1997 acquisition of Mercantile Software Systems, which contributed to the increased hardware sales and consultative integration work. The retail industry sector provided the largest revenue increase for CRM/database. CRM/response management revenues increased due to increased telemarketing and internet business with existing customers, new customers, the November 1997 acquisition of Tele Support Services and to a lesser extent the May 1997 opening of the Langhorne, PA call center and the August 1998 acquisition of Cornerstone Integrated Services. The traditional growth oriented business-to-business activities of CRM/response management had significant growth; however, total CRM/response management results were influenced by revenue declines in the outbound credit card business beginning in the third quarter and continuing in the fourth quarter of 1998. The high technology industry sector contributed significantly to overall CRM/response management revenue growth. Marketing services revenues, led by logistics operations, increased due to increased product sales as well as new product sales to new and existing customers, primarily in the retail and financial services industries. The November 1998 acquisition of Printing Management Systems, Inc. also contributed slightly to the marketing services revenue increase. Overall, revenue growth for direct and interactive marketing increased as a result of providing services to both new and existing customers across several industry sectors including retail, financial services, high technology, insurance, telecommunications and pharmaceutical industries.

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

SHOPPERS

Shopper operating results were as follows:

In thousands                                     1999      % CHANGE          1998     % CHANGE         1997
------------                                     ----      --------          ----     --------         ----

Revenues                                    $ 270,490           6.2     $ 254,648         19.6    $ 212,860
Operating expenses                            223,475           4.4       214,141         17.8      181,771
                                            ---------                   ---------                 ---------
Operating income                            $  47,015          16.1     $  40,507         30.3    $  31,089
                                            =========                   =========                 =========

Shopper revenues increased $15.8 million, or 6.2%, in 1999 when compared to 1998. Excluding the effects of the sale of the Dallas-Fort Worth Shoppers Guide and the Wichita, Kansas and Springfield, Missouri PennyPower in May 1998, revenues increased $20.7 million, or 8.3%. Revenue increases were the result of improved sales in established markets as well as geographic expansions into new neighborhoods in both Northern and Southern California. At December 31, 1999, total weekly shopper circulation was 9.5 million households. On a product basis, revenues increased due to growth in in-book products, primarily employment and core sales, and distribution products, primarily four-color glossy flyers and pre-printed inserts. These increases were partially offset by declining revenues in the personals advertising segment.

     Shopper operating expenses rose $9.3 million, or 4.4%, in 1999 compared to 1998. Excluding the divestiture mentioned above, the increase in operating expenses was primarily due to increases in payroll costs of $4.8 million and additional production costs of $6.9 million, including increased postage of $4.0 million due to increased volumes.

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

     In October 1999, the Company acquired ZD Market Intelligence, renamed Harte-Hanks Market Intelligence, for $101 million in cash from Ziff-Davis, Inc. Harte-Hanks Market Intelligence is a leading provider of database products and solutions to the high technology and communications industries in the United States, Canada and Europe.

     The Company acquired Direct Marketing Associates, Inc. of Baltimore, Maryland, a leading provider of integrated direct marketing services to commercial, government and non-profit organizations in May 1999 and LYNQS Newmedia of Kansas City, Missouri, a developer of new media applications for the financial services, pharmaceutical and other industries in June 1999.

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

     The Company sold three of its smallest shopper publications, located in Dallas, Texas, Wichita, Kansas and Springfield, Missouri, in May 1998.

     The Company acquired the ABC Shoppers Group for $104 million from an indirect subsidiary of The Walt Disney Company in September 1997. The group consisted of six publications with a strong presence primarily in California, which added more than 2.4 million in circulation to the Company's existing shopper businesses.

     The Company acquired Information for Marketing Limited, a London-based database provider which services the United Kingdom, and Mercantile Software Systems, Inc., a New Jersey-based provider of open architecture software and systems integration solutions for direct marketing, in January 1997 and November 1997, respectively. These acquisitions helped strengthen the international services, and supported and expanded the technology base of the CRM/database sector. The Company also expanded its international capabilities in the CRM/response management sector through the October 1997 acquisition of Tele Support Services, a Belgium-based provider of response management services to the high technology industry in Europe.

INTEREST EXPENSE/INTEREST INCOME

Interest expense increased $0.2 million in 1999 over 1998 due primarily to interest and commitment charges from the two unsecured revolving credit facilities the Company obtained in November 1999, as described in Note D of the "Notes to Consolidated Financial Statements" included herein. Total interest expense decreased in 1998 when compared to 1997 due to the October 1997 extinguishment of $306.3 million of long-term debt, using proceeds from the October 15, 1997 sale of the Company's newspaper and television operations, as described in Note N of the "Notes to Consolidated Financial Statements" included herein.

     Interest income decreased $7.8 million in 1999 over 1998 due to the sale of all of the Company's short-term investments, the proceeds of which were used to fund acquisitions and repurchase the Company's treasury stock. Interest income increased $9.1 million in 1998 over 1997 due to the short-term investment of the proceeds from the sale of newspaper and television operations after debt extinguishment, operational fundings and income tax payments. These cash and short-term investments were comprised of both taxable and non-taxable components with an aggregated balance of $169.2 million at December 31, 1998. At December 31, 1999 the Company did not hold any short-term investments. (See Note C of the "Notes to Consolidated Financial Statements" included herein.)

PENSION CURTAILMENT GAIN

The Company recognized a pension curtailment gain of $2.15 million and related income tax expense of $0.8 million in 1998. This non-recurring gain resulted from the freezing of benefits under its defined benefit plan. (See Note F of the "Notes to Consolidated Financial Statements" included herein.) Excluding the non-recurring gain and related tax, net income was $67.1 million for the year ended December 31, 1998.

EXTRAORDINARY ITEM

The Company extinguished its debt on October 15, 1997 using the proceeds from the sale of its newspaper and television operations. The early extinguishment of debt resulted in an extraordinary loss in 1997 in the amount of $0.9 million, or one cent per share.

INCOME TAXES

Excluding income taxes related to the 1998 pension curtailment gain, income taxes increased $2.9 million in 1999 and $16.1 million in 1998 due to higher income levels. The effective income tax rate (excluding the unusual items) was 40.6%, 41.2%, and 41.1% in 1999, 1998 and 1997, respectively.

CAPITAL INVESTMENTS

Net cash used in investing activities for 1999 included $136.5 million for acquisitions and $28.9 million for capital expenditures. The acquisition investments were made in the direct and interactive marketing segment, discussed under "Direct Marketing." In addition, the Company made equity investments totaling $4.0 million in three companies in order to further strengthen its CRM capabilities. The capital expenditures consisted primarily of additional computer capacity, technology, systems and equipment upgrades for the direct and interactive marketing business to support its growth in all sectors. The shopper segment's capital expenditures were primarily related to the northern California operations consolidation, replacement of southern California's order entry and related accounting applications and new press and computer equipment. Additionally, the Company continued with its implementation of new accounting systems software begun in December 1997. The Company also invested in facility expansions in its CRM/database, CRM/response management and marketing services sectors.

         Net cash used in investing activities for 1998 included $47.4 million for acquisitions and $24.4 million for capital expenditures. In addition to the cash outlay for acquisitions, the Company issued stock with a value of $5.8 million in connection with its November 1998 acquisition. The acquisition investments were made in the direct and interactive marketing segment, discussed under "Direct Marketing." The capital expenditures consisted primarily of additional computer capacity, technology, systems and equipment upgrades for the direct and interactive marketing business to support its growth in all sectors. The shopper segment's capital expenditures were primarily related to the northern California operations consolidation, replacement of northern California's order entry and related accounts receivable applications and a new inserting machine. Additionally, the Company continued with its implementation of new accounting systems software begun in December 1997. The Company also invested in facility expansions in its CRM/database marketing, CRM/response management and marketing services sectors.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities of continuing operations for 1999 was $115.4 million. Net cash outflows from investing activities were $29.6 million for 1999, resulting primarily from the acquisitions described above and funded by the sale and maturity of short-term investments. Total cash outflows in 1999 related to acquisitions were $136.5 million (see Note B of the "Notes to Consolidated Financial Statements" included herein for further information). Net cash outflows from financing activities in 1999 were $81.0 million. The cash outflow from financing activities is attributable primarily to the repurchase of treasury stock throughout 1999 totaling $87.6 million.

     Cash provided by operating activities of continuing operations for 1998 was $95.4 million. Net cash used by discontinued operations in 1998 of $265.7 million relates to the payment of income taxes on the sale of discontinued operations in 1997. Net cash inflows from investing activities were $185.2 million for 1998, resulting primarily from the sale and maturity of short-term investments to pay the tax liability described above. Total cash outflows in 1998 related to acquisitions were $47.4 million (see Note B of the "Notes to Consolidated Financial Statements" included herein for further information). Net cash outflows from financing activities in 1998 were $68.3 million. The cash outflow from financing activities is attributable primarily to the repurchase of treasury stock in the second and third quarters of 1998 totaling $71.4 million.

     Capital resources are available from, and provided through, the Company's two unsecured credit facilities. These credit facilities, two $100 million variable rate, revolving loan commitments, were put in place on November 4, 1999. All borrowings under the $100 million revolving 364-Day Credit Agreement are to be repaid by November 3, 2000 unless the Company requests and is granted a 364-day extension. All borrowings under the $100 million revolving Three-Year Credit Agreement are to be repaid by November 4, 2002.

     Management believes that its credit facilities, together with cash provided by operating activities, will be sufficient to fund operations and anticipated acquisitions and capital expenditures needs for the foreseeable future. As of December 31, 1999, the Company had $195.0 million of unused borrowing capacity under its credit facilities.

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

     Acquisitions -- In recent years the Company has made a number of acquisitions in its direct and interactive marketing and shopper businesses, and it expects to pursue additional acquisition opportunities. Acquisition activities, even if not consummated, require substantial amounts of management time and can distract from normal operations. In addition, there can be no assurance that the synergies and other objectives sought in acquisitions will be achieved.

     Competition -- Direct and interactive marketing is a rapidly evolving business, subject to periodic technological advancements, high turnover of customer personnel who make buying decisions, and changing customer needs and preferences. Consequently, the Company's direct and interactive marketing business faces competition in each of its three sectors -- CRM/response management, CRM/database and marketing services. The Company's shopper business competes for advertising, as well as for readers, with other print and electronic media. Competition comes from local and regional newspapers, magazines, radio, broadcast and cable television, shoppers and other communications media that operate in the Company's markets. The extent and nature of such competition is, in large part, determined by the location and demographics of the markets targeted by a particular advertiser, and the number of media alternatives in those markets.

     Postal Rates -- The Company's shoppers are delivered by standard mail, and postage is the second largest expense, behind payroll, in the Company's shopper business. The present standard postage rates went into effect in January 1999, and a rate increase is expected in 2001. Postal rates also influence the demand for the Company's direct and interactive marketing services even though the cost of mailings is borne by the Company's customers and is not directly reflected in the Company's revenues or expenses.

     Newsprint Prices -- Newsprint represents a substantial expense in the Company's shopper operations. In recent years newsprint prices have fluctuated widely, and such fluctuations can materially affect the results of the Company's operations.

     Economic Conditions -- Changes in national economic conditions can affect levels of advertising expenditures generally, and such changes can affect each of the Company's businesses. In addition, revenues from the Company's shopper business are dependent to a large extent on local advertising expenditures in the markets in which they operate. Such expenditures are substantially affected by the strength of the local economies in those markets. Direct and interactive marketing revenues are dependent on national and international economics.

     Employment -- The Company believes that its future prospects will depend in large part upon its ability to attract, train and retain highly-skilled technical, client services and administrative personnel. Qualified personnel are in great demand and are likely to remain a limited resource for the foreseeable future.

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

     The Company made the necessary conversions to make the Company Year 2000 compatible, spending $4.9 million in this effort. No material problems were encountered throughout the Company associated with the date rollover. The minor problems that were encountered did not affect mission critical systems, did not affect customers, did not disrupt business operations, did not impact revenue and were corrected in a timely manner.

HARTE-HANKS, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

                                                                                            December 31,
                                                                                       ---------------------
In thousands, except per share and share amounts                                           1999         1998
------------------------------------------------                                           ----         ----

ASSETS
Current assets
    Cash and cash equivalents ..................................................       $ 35,196     $ 30,367
Short-term investments ........................................................            --        138,874
    Accounts receivable (less allowance for doubtful
      accounts of $3,751 in 1999 and $3,246 in 1998) ..........................         154,030      127,518
    Inventory...................................................................          7,099        6,485
    Prepaid expenses............................................................         12,651        8,727
    Current deferred income tax asset...........................................          6,848        8,339
    Other current assets........................................................          4,309        5,503
                                                                                      ---------    ---------
       Total current assets                                                             220,133      325,813
                                                                                      =========    =========

Property, plant, and equipment
    Land........................................................................          3,302        2,951
    Buildings and improvements..................................................         23,863       21,419
    Software....................................................................         22,736       18,527
    Equipment and furniture.....................................................        163,848      143,219
                                                                                      ---------    ---------
                                                                                        213,749      186,116
    Less accumulated depreciation...............................................       (113,376)     (98,068)
                                                                                      ---------    ---------
                                                                                        100,373       88,048
    Construction and equipment installations in progress........................          5,877        4,226
                                                                                      ---------    ---------
       Net property, plant and equipment.......................................         106,250       92,274
                                                                                      ---------    ---------

Intangible and other assets
    Goodwill and other intangibles (less accumulated amortization
       of $51,118 in 1999 and $40,485 in 1998).................................         409,791      290,831
    Other assets................................................................         33,253        6,295
                                                                                      ---------    ---------
       Total intangible and other assets........................................        443,044      297,126
                                                                                      ---------    ---------
       Total assets............................................................       $ 769,427    $ 715,213
                                                                                      =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
    Accounts payable............................................................      $  64,812    $  56,397
    Accrued payroll and related expenses........................................         25,511       23,208
    Customer deposits and unearned revenue .....................................         35,622       23,139
    Income taxes payable........................................................         13,667        8,412
    Other current liabilities...................................................         14,405        5,328
                                                                                      ---------    ---------
       Total current liabilities...............................................         154,017      116,484
Long-term debt.................................................................           5,000         --
Other long-term liabilities (including deferred
    income taxes of $20,180 in 1999 and $9,989 in 1998)........................          32,792       21,638
                                                                                      ---------    ---------
       Total liabilities.......................................................         191,809      138,122
                                                                                      =========    =========

Stockholders' equity
    Common stock, $1 par value, authorized 250,000,000 shares
       Issued 1999: 76,392,063; 1998: 75,789,355 shares........................          76,392       75,789
Additional paid-in capital.....................................................         197,454      189,698
Accumulated other comprehensive income.........................................          12,316         --
Retained earnings..............................................................         493,362      425,999
                                                                                      ---------    ---------
                                                                                        779,524      691,486
Less treasury stock, 1999: 8,285,966; 1998: 4,531,303
    shares at cost.............................................................        (201,906)    (114,395)
                                                                                      ---------    ---------
Total stockholders' equity.....................................................         577,618      577,091
                                                                                      ---------    ---------
Total liabilities and stockholders' equity.....................................       $ 769,427    $ 715,213
                                                                                      =========    =========


See Notes to Consolidated Financial Statements

HARTE-HANKS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                             Year Ended December 31,
                                                                    ---------------------------------------
In thousands, except per share amounts                                   1999           1998           1997
--------------------------------------                                   ----           ----           ----

Revenues ......................................................     $ 829,752      $ 748,546      $ 638,349
                                                                    ---------      ---------      ---------
Operating expenses
   Payroll ....................................................       300,336        268,957        236,319
   Production and distribution ................................       306,340        284,572        243,423
   Advertising, selling, general and administrative ...........        70,060         64,082         59,054
   Depreciation ...............................................        24,126         21,087         17,327
   Goodwill and intangible amortization .......................        10,662          7,890          5,134
                                                                    ---------      ---------      ---------
                                                                      711,524        646,588        561,257
                                                                    ---------      ---------      ---------
Operating income ..............................................       118,228        101,958         77,092
Other expenses (income)
   Interest expense ...........................................           349            193          6,189
   Interest income ............................................        (5,662)       (13,474)        (4,412)
   Other, net .................................................           730          1,230            196
   Pension curtailment gain ...................................            --         (2,150)            --
                                                                    ---------      ---------      ---------
                                                                       (4,583)       (14,201)         1,973
                                                                    ---------      ---------      ---------
Income from continuing operations
   before income taxes ........................................       122,811        116,159         75,119
Income tax expense ............................................        49,870         47,788         30,848
                                                                    ---------      ---------      ---------
Income from continuing operations .............................        72,941         68,371         44,271
                                                                    ---------      ---------      ---------
Income from discontinued operations, net of income taxes ......            --             --         15,483
Gain on sale, net of income taxes .............................            --             --        276,869
                                                                    ---------      ---------      ---------
Total discontinued operations .................................            --             --        292,352
                                                                    ---------      ---------      ---------
Income before extraordinary item ..............................        72,941         68,371        336,623
Extraordinary item -- loss due to early extinguishment of debt,
   net of income tax benefit of $586 ..........................            --             --           (875)
                                                                    ---------      ---------      ---------
Net income ....................................................     $  72,941      $  68,371      $ 335,748
                                                                    =========      =========      =========

Basic earnings per common share
   Continuing operations ......................................     $    1.04      $    0.94      $    0.60
   Discontinued operations ....................................            --             --           3.95
   Extraordinary item, net of income taxes ....................            --             --          (0.01)
                                                                    ---------      ---------      ---------
      Basic earnings per common share .........................     $    1.04      $    0.94      $    4.54
                                                                    =========      =========      =========

   Weighted-average common shares outstanding .................        69,914         72,716         73,998
                                                                    =========      =========      =========

Diluted earnings per common share
   Continuing operations ......................................     $    1.01      $    0.90      $    0.57
   Discontinued operations ....................................            --             --           3.80
   Extraordinary item, net of income taxes ....................            --             --          (0.01)
                                                                    ---------      ---------      ---------
      Diluted earnings per common share .......................     $    1.01      $    0.90      $    4.36
                                                                    =========      =========      =========

   Weighted-average common and
      common equivalent shares outstanding ....................        72,144         76,057         77,000
                                                                    =========      =========      =========


See Notes to Consolidated Financial Statements

HARTE-HANKS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                             Year Ended December 31,
                                                                                     --------------------------------------
In thousands                                                                              1999           1998          1997
------------                                                                              ----           ----          ----

Cash Flows from Operating Activities
    Net income .................................................................     $  72,941      $  68,371      $ 335,748
    Adjustments to reconcile net income to net cash provided by continuing operations:
        Income from discontinued operations ....................................            --             --        (15,483)
        Gain on sale of discontinued operations ................................            --             --       (276,869)
        Depreciation ...........................................................        24,126         21,087         17,327
        Goodwill and intangible amortization ...................................        10,662          7,890          5,134
        Amortization of option-related compensation ............................           430            592            769
        Deferred income taxes ..................................................        10,572          4,130          2,716
        Pension curtailment gain ...............................................            --         (2,150)            --
        Extraordinary item .....................................................            --             --          1,461
        Other, net .............................................................           224            534          1,680
    Changes in operating assets and liabilities, net of effects from acquisitions and divestitures:
           Increase in accounts receivable, net ................................       (13,827)       (12,415)       (12,737)
           (Increase) decrease in inventory ....................................          (848)           900          2,435
           (Increase) decrease in prepaid expenses and other current assets ....        (2,058)        (2,549)         2,454
           Increase (decrease) in accounts payable .............................         5,597         (2,206)         7,818
           Increase (decrease) in other accrued expenses and other liabilities .        10,826         10,034         (2,408)
           Other, net ..........................................................        (3,281)         1,210         (1,546)
                                                                                     ---------      ---------      ---------
               Net cash provided by continuing operations ......................       115,364         95,428         68,499
           Net cash provided by (used in) discontinued operating activities ....            --       (265,650)        24,250
                                                                                     ---------      ---------      ---------
               Net cash provided by (used in) operating activities .............       115,364       (170,222)        92,749
                                                                                     =========      =========      =========

Cash Flows from Investing Activities
    Acquisitions ...............................................................      (136,469)       (47,386)      (114,589)
    Purchases of property, plant and equipment .................................       (28,928)       (24,443)       (28,396)
    Proceeds from the sale of property, plant and equipment ....................           976          1,385          1,997
    Proceeds from divestiture ..................................................            --          5,769             --
    Net sales and maturities (purchases) of
        available-for-sale short-term investments ..............................       138,874        249,840       (386,687)
    Other investing activities .................................................        (4,005)            --             --
    Discontinued operations:
        Purchases of property, plant and equipment .............................            --             --         (4,548)
        Proceeds from the sale of property, plant and equipment ................            --             --             34
        Payments on film contracts .............................................            --             --         (1,481)
        Proceeds from sale of discontinued operations ..........................            --             --        789,882
        Costs related to sale of discontinued operations .......................            --             --        (24,544)
                                                                                     ---------      ---------      ---------
               Net cash provided by (used in) investing activities .............       (29,552)       185,165        231,668
                                                                                     =========      =========      =========
Cash Flows from Financing Activities~Long-term borrowings ......................         5,000             --        497,600
    Payments on debt, including current maturities and financing costs .........            --             --       (714,465)
    Issuance of common stock ...................................................         7,082          7,452         14,334
    Issuance of treasury stock .................................................            87             23             --
    Purchase of treasury stock .................................................       (87,574)       (71,354)       (47,267)
    Dividends paid .............................................................        (5,578)        (4,372)        (2,961)
                                                                                     ---------      ---------      ---------
               Net cash used in financing activities ...........................       (80,983)       (68,251)      (252,759)
                                                                                     ---------      ---------      ---------
    Net increase (decrease) in cash ............................................         4,829        (53,308)        71,658
    Cash and cash equivalents at beginning of period ...........................        30,367         83,675         12,017
                                                                                     ---------      ---------      ---------
    Cash and cash equivalents at end of period .................................     $  35,196      $  30,367      $  83,675
                                                                                     =========      =========      =========

    Supplemental Cash Flow Information:
        Non-cash investing and financing activities:
           Acquisitions -- stock issued ........................................     $      --      $   5,752      $   6,255
                                                                                     =========      =========      =========


See Notes to Consolidated Financial Statements

HARTE-HANKS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY

                                                                        (Accumulated                    Accumulated
                                                            Additional      Deficit)                          Other           Total
                                                 Common        Paid-in      Retained      Treasury    Comprehensive   Stockholders'
In thousands                                      Stock        Capital      Earnings         Stock    Income (Loss)          Equity
------------                                     ------     ----------  ------------      --------    -------------   -------------

Balance at January 1, 1997 ..................  $  73,604     $ 149,875     $  29,213     $      --      $      --      $ 252,692
Common stock issued -- employee
   benefit plans ............................        278         3,370            --            --             --          3,648
Exercise of stock options ...................      2,250         8,566            --            --             --         10,816
Tax benefit of options exercised ............         --         7,841            --            --             --          7,841
Dividends paid ($0.04 per share) ............         --            --        (2,961)           --             --         (2,961)
Stock issued in conjunction with
   acquisition ..............................        360         5,937            --            --             --          6,297
Treasury stock repurchase ...................     (1,649)        1,649            --       (47,267)            --        (47,267)
Comprehensive income, net of tax:
    Net income ..............................         --            --       335,748            --             --        335,748
    Unrealized loss on short-term
       investments (net of tax of $311) .....         --            --            --            --           (577)          (577)
                                                                                                                       ---------
Total comprehensive income ..................                                                                            335,171

                                               ---------     ---------     ---------     ---------      ---------      ---------
Balance at December 31, 1997 ................     74,843       177,238       362,000       (47,267)          (577)       566,237

Common stock issued -- employee
   benefit plans.............................        218         4,018            --            --             --          4,236
Exercise of stock options ...................        728         2,862            --            --             --          3,590
Tax benefit of options exercised ............         --         4,031            --            --             --          4,031
Dividends paid ($0.06 per share) ............         --            --        (4,372)           --             --         (4,372)
Treasury stock issued in conjunction
   with acquisition .........................         --         1,545            --         4,207             --          5,752
Treasury stock issued .......................         --             4            --            19             --             23
Treasury stock repurchase ...................         --            --            --       (71,354)            --        (71,354)
Comprehensive income, net of tax:
    Net income ..............................         --            --        68,371            --             --         68,371
    Change in unrealized gain (loss) on
        short-term investments, net of
        reclassification adjustments (net of
        tax of $311) ........................         --            --            --            --            577            577
                                                                                                                       ---------
Total comprehensive income ..................                                                                             68,948

                                               ---------     ---------     ---------     ---------      ---------      ---------
Balance at December 31, 1998 ................     75,789       189,698       425,999      (114,395)            --        577,091

Common stock issued -- employee
    benefit plans ...........................        215         4,172            --            --             --          4,387
Exercise of stock options ...................        388         2,307            --            --             --          2,695
Tax benefit of options exercised ............         --         1,253            --            --             --          1,253
Dividends paid ($0.08 per share) ............         --            --        (5,578)           --             --         (5,578)
Treasury stock issued .......................         --            24            --            63             --             87
Treasury stock repurchase ...................         --            --            --       (87,574)            --        (87,574)
Comprehensive income, net of tax:
    Net income ..............................         --            --        72,941            --             --         72,941
    Change in unrealized gain (loss) on
        long-term investments, net of
        reclassification adjustments (net of
        tax of $6,632) ......................         --            --            --            --         12,316         12,316
                                                                                                                       ---------
Total comprehensive income ..................                                                                             85,257

                                               ---------     ---------     ---------     ---------      ---------      ---------
Balance at December 31, 1999 ................  $  76,392     $ 197,454     $ 493,362     $(201,906)     $  12,316      $ 577,618
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

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

All highly liquid investments with a remaining maturity of 90 days or less at the time of purchase are considered to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. The short-term investments comprise readily marketable debt securities with remaining maturities of more than 90 days at the time of purchase. Even where the remaining maturity is more than one year, the securities are classified as short-term investments as the Company's intention is to convert them into cash within one year. The Company considers all of its short-term investments to be available-for-sale and are recorded at fair value, with the unrealized gain (loss) recognized as a component of accumulated other comprehensive income.

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

     Buildings and improvements     10 to 40 years
     Equipment and furniture         3 to 20 years

GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangibles are stated on the basis of cost, adjusted as discussed below. Goodwill is amortized on a straight-line basis over 15 to 40 year periods. Other intangibles are amortized on a straight-line basis over a period of 10 years.

     For each of its investments, the Company assesses the recoverability of its goodwill and other intangibles by determining whether the amortization of the intangible balance over its remaining life can be recovered through projected undiscounted future cash flows over the remaining amortization period. If projected undiscounted future cash flows indicate that an unamortized intangible will not be recovered, an impairment loss is recognized based on projected discounted future cash flows. Cash flow projections are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

     At December 31, 1999 and 1998 the Company's goodwill balance was $405.9 million, net of $51.0 million of accumulated amortization, and $290.8 million, net of $40.5 million of accumulated amortization, respectively.

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

REVENUE RECOGNITION

The Company recognizes revenue at the time the service is rendered or the product is delivered. Shopper services are considered rendered when all printing, sorting, labeling and ancillary services have been provided and the mailing material has been received by the United States Postal Service. Direct and interactive marketing revenue from the production and delivery of data is recognized upon completion and shipment of the work. Revenue from database subscriptions is recognized ratably over the term of the subscription. Revenue from software is recognized in accordance with the American Institute of Certified Public Accountants' (AICPA) Statement of Position ("SOP") 97-2 "Software Revenue Recognition," as amended by SOP 98-4 and SOP 98-9. Revenue from software licensing arrangements is generally recognized after execution of a licensing agreement and shipment of the software. Service revenue from time-and-materials services is recognized as the services are provided. Revenue from service contracts is recognized over the contractual period, using the percentage-of-completion method based on individual costs incurred to date compared with total estimated contract costs. In other instances, progress toward completion is based on performance milestones specified in the contract where such milestones fairly reflect progress toward contract completion. Payments received in advance of the performance of services are recorded as deferred revenue until such time as the services are performed.

NOTE B - ACQUISITIONS/DIVESTITURES

PURCHASES

In October 1999, the Company acquired ZD Market Intelligence, renamed Harte-Hanks Market Intelligence, for $101 million cash from Ziff-Davis, Inc. Harte-Hanks Market Intelligence is a leading provider of database products and solutions to the high technology and communications industries in the United States, Canada and Europe.

     In June 1999, the Company acquired LYNQS Newmedia of Kansas City, Missouri, a developer of new media applications for the financial services, pharmaceutical and other industries.

     In May 1999, the Company acquired Direct Marketing Associates, Inc. of Baltimore, Maryland, a leading provider of integrated direct marketing services to commercial, government and non-profit organizations.

     In December 1998, the Company acquired Spectral Resources, Inc. of Woodstock, New York, a leading provider of interactive solutions to the pharmaceutical industry.

     In November 1998, the Company acquired Printing Management Systems, Inc. of Bellmawr, New Jersey, a leading provider of direct marketing services geared to addressing clients' needs in database marketing, inventory control, information processing, fulfillment and direct mail.

     In August 1998, the Company acquired Cornerstone Integrated Systems of Austin, Texas, a leading provider of technical and marketing support services to major computer hardware and software manufacturers, as well as other manufacturers in the high technology industry.

     In October 1997, the Company exercised the option to acquire Tele Support Services, a provider of response management services to the high technology industry in Europe, and in November 1997, the Company acquired Mercantile Software Systems, Inc., a New Jersey-based provider of open architecture software and systems integration solutions for direct marketing.

     In September 1997, the Company acquired the ABC Shoppers Group from an indirect subsidiary of The Walt Disney Company for approximately $104 million. The group consisted of 6 publications located primarily in California, and added over 2.4 million circulation to the shopper segment.

     In January 1997, the Company acquired Information for Marketing Limited, a London-based database provider servicing the United Kingdom.

     The total cash outlay in 1999 for acquisitions was $136.5 million. The total cash outlay in 1998 for acquisitions was $47.4 million. In addition, the Company issued stock with a value of $5.8 million for its November 1998 acquisition. The total cash outlay in 1997 for acquisitions was $114.6 million. In addition, the Company issued stock with a value of $6.3 million for its November 1997 acquisition.

     The operating results of the acquired companies have been included in the accompanying Consolidated Financial Statements from the date of acquisition.

     The following table summarizes, on an unaudited pro forma basis, the estimated combined results of operations of the Company and the 1999 acquisitions (ZD Market Intelligence, LYNQS Newmedia and Direct Marketing Associates) assuming the acquisitions had taken place on January 1, 1998. The pro forma information includes adjustments for a reduction in interest income on short-term investments used to finance the acquisitions and amortization of the intangible assets acquired. The unaudited pro forma results of operations are not necessarily indicative of the results that actually would have occurred had the acquisitions been completed on January 1, 1998.

In thousands, except        For the years ended December 31,
per share amounts                    1999               1998
--------------------        -------------         ----------

Revenues ...............         $875,825           $821,594
Net income .............           72,824             67,299
Diluted earnings per
     common share ......             1.01               0.88


DIVESTITURES

In May 1998, the Company sold three of its smallest shopper publications, located in Dallas, Texas, Wichita, Kansas and Springfield, Missouri.


NOTE C - INVESTMENTS

SHORT-TERM INVESTMENTS

In 1999 the Company sold all of its short-term investments and at December 31, 1999 held no such investments. All short-term securities held at December 31, 1998 were considered to be available-for-sale and were classified as current assets. Short-term investments at December 31, 1998 consisted of the following:

                                                   December 31, 1998
                                                               Gross
                                         Amortized        Unrealized           Fair
In thousands                                  Cost       Gain (Loss)          Value
------------                            ---------- -----------------   ------------
Tax exempt auction rate
     securities ...................     $    3,000      $         --   $      3,000
Taxable commercial paper ..........         81,414                --         81,414
Taxable certificates of deposit ...         41,725                --         41,725
Taxable federal securities ........         12,735                --         12,735
                                        ----------      ------------   ------------
Total .............................     $  138,874      $         --   $    138,874
                                        ==========      ============   ============


The gross realized gains and losses on the sale of available-for-sale securities were immaterial for the years ended December 31, 1999 and 1998.

LONG-TERM INVESTMENTS

In 1999 the Company made equity investments totaling $4.0 million in three companies. These investments are classified as other assets. All such investments for which fair value was readily determinable are considered to be available-for-sale and are recorded at fair value and the related unrealized gains and losses have been reported as a separate component of accumulated other comprehensive income. All other equity investments have been recorded at cost. Long-term investments for which the fair value was readily determinable at December 31, 1999 consisted of the following:

                                           December 31, 1999
                                                       Gross
                                Original           Unrealized       Fair
In thousands                        Cost          Gain (Loss)      Value
------------                    --------   ------------------   --------

Equity securities..........      $ 2,003             $ 18,948   $ 20,951
                                 -------             --------   --------
Total......................      $ 2,003             $ 18,948   $ 20,951
                                 =======             ========   ========


NOTE D - LONG-TERM DEBT LONG-TERM DEBT CONSISTS OF THE FOLLOWING:

                                                     December 31,
In thousands                                         1999        1998
------------                                    ---------   ---------

Revolving loan commitment, various
     interest rates (effective rate of 7%
     at December 31, 1999), due
     November 4, 2002 .......................   $   5,000   $      --
Less current maturities .....................          --          --
                                                ---------   ---------
                                                $   5,000   $      --
                                                =========   =========


CREDIT FACILITY

On November 4, 1999 the Company obtained two unsecured revolving credit facilities. All borrowings under the $100 million revolving 364-Day Credit Agreement are to be repaid by November 3, 2000 unless the Company requests and is granted a 364-day extension. All borrowings under the $100 million revolving Three-Year Credit

Agreement are to be repaid by November 4, 2002. The Company pays a commitment fee of .1% and .125% on the unused portions of the 364-day facility and the three-year facility, respectively, during the first six months of the agreement. During this six month period the interest rate on drawn amounts for both facilities is LIBOR plus .625%. Beginning April 4, 2000 the commitment fees for undrawn amounts and interest rates for drawn amounts will convert to a grid based on a ratio of the Company's total debt to earnings. Commitment fees on the unused portions range from .08% to .125% for the 364-day facility, and .1% to
 .15% for the three-year facility. Interest rates on drawn amounts range from LIBOR plus .5% to LIBOR plus .875%. As of December 31, 1999, the Company had $195 million of unused borrowing capacity under these credit facilities.

     Cash payments for interest were $0.1 million, $0.1 million and $10.5 million for the years ended December 31, 1999, 1998 and 1997, respectively.

NOTE E - INCOME TAXES

The components of income tax expense are as follows:

                                      Year Ended December 31,
In thousands                        1999        1998       1997
------------                    --------    --------   --------

Current
    Federal..................   $ 33,219    $ 34,646   $ 23,216
    State and local..........      6,079       9,012      4,916
                                --------    --------   --------
        Total current........   $ 39,298    $ 43,658   $ 28,132
                                ========    ========   ========
Deferred
    Federal..................    $ 8,564     $ 4,175    $ 2,201
    State and local..........      2,008         (45)       515
                                --------    --------   --------
        Total deferred.......   $ 10,572     $ 4,130    $ 2,716
                                ========    ========   ========

Included in income tax expense for 1998 is tax expense of $0.8 million related to the pension curtailment gain.

The differences between total income tax expense and the amount computed by applying the statutory federal income tax rate to income from continuing operations before income taxes were as follows:

                                                  Year Ended December 31,
In thousands                            1999                 1998              1997
------------                   --------------------    ---------------   ---------------

Computed expected
     income tax expense ....   $ 42,984         35%    $40,656     35%   $ 26,292    35%
Net effect of state
     income taxes ..........      5,256          4%      5,891      5%      3,531     5%
Effect of goodwill
     amortization ..........      1,344          1%      1,230      1%      1,017     1%
Effect of non-taxable
     investment income .....        (50)         0%       (424)     0%       (912)   -1%
Change in the beginning
     of the year balance
     of the valuation
     allowance .............         --          0%        (63)     0%         --    --
Other, net .................        336          0%        498      0%        920     1%
                               --------    -------    --------     --    --------    --
Income tax expense
     for the period ........   $ 49,870         41%   $ 47,788     41%   $ 30,848    41%
                               ========    =======    ========     ==    ========    ==



Total income tax expense (benefit) was allocated as follows:

                                      Year Ended December 31,
In thousands                       1999         1998        1997
------------                   --------    ---------  ----------

Continuing operations........  $ 49,870    $ 47,788   $  30,848
Discontinued operations......        --          --     275,548
Extraordinary items..........        --          --        (586)
Stockholders' equity.........     5,379      (3,720)     (8,152)
                               --------    --------   ---------
Total........................  $ 55,249    $ 44,068   $ 297,658
                               ========    ========   =========


The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:

                                                         December 31,
In thousands                                             1999        1998
------------                                         --------    --------

Deferred tax assets:
    State income tax .............................   $     --    $  1,094
    Deferred compensation and retirement plans ...      4,229       4,751
    Accrued expenses not deductible until paid ...      3,068       4,183
    Accounts receivable, net .....................        583         702
    Other, net ...................................        157         235
    State net operating loss carryforwards .......        475         189
                                                     --------    --------
        Total gross deferred tax assets ..........      8,512      11,154
        Less valuation allowance .................       (475)       (189)
                                                     --------    --------
        Net deferred tax assets ..................      8,037      10,965
                                                     --------    --------
Deferred tax liabilities:
    Property, plant and equipment ................    (12,823)     (7,800)
    Goodwill .....................................     (8,052)     (4,812)
    State income tax .............................       (493)         --
    Other, net ...................................         (1)         (3)
                                                     --------    --------
        Total gross deferred tax liabilities .....    (21,369)    (12,615)
                                                     --------    --------
        Net deferred tax liabilities .............   $(13,332)   $ (1,650)
                                                     ========    ========


The valuation allowance for deferred tax assets as of January 1, 1998 was $191,000. The valuation allowance at December 31, 1999 and 1998 relate to state net operating losses, which are not expected to be realized.

     The net deferred tax asset (liabilities) is recorded both as a current deferred income tax asset and as other long-term liabilities based upon the classification of the related temporary difference.

     Cash payments for income taxes were $39.1 million, $302.1 million ($265.7 million related to gain on sale of discontinued operations), and $25.7 million in 1999, 1998 and 1997, respectively.

NOTE F - EMPLOYEE BENEFIT PLANS

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

The status of Harte-Hanks' defined benefit pension plans at year-end was as follows:

                                                     Year Ended December 31,
In thousands                                              1999          1998
------------                                         ---------    ----------

CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year ..........   $  86,332    $  80,035
Service cost .....................................         365        4,207
Interest cost ....................................       5,215        5,759
Actuarial loss (gain) ............................     (18,708)      16,321
Benefits paid ....................................      (4,519)      (4,835)
Curtailments .....................................          --      (15,155)
                                                     ---------    ---------
Benefit obligation at end of year ................      68,685       86,332
                                                     ---------    ---------

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year ...      85,548       79,392
Actual return on plan assets .....................      20,650        9,730
Employer contribution ............................          --        1,261
Benefits paid ....................................      (4,519)      (4,835)
                                                     ---------    ---------
Fair value of plan assets at end of year .........     101,679       85,548
                                                     ---------    ---------

Funded status ....................................      32,994         (784)
Unrecognized actuarial loss (gain) ...............     (29,904)         529
Unrecognized prior service cost ..................         750          997
                                                     ---------    ---------
Net amount recognized ............................   $   3,840    $     742
                                                     =========    =========


The Company's non-qualified pension plan has an accumulated benefit obligation in excess of its assets of $4.9 million at December 31, 1999.

The weighted-average assumptions used for measurement of the defined pension plans were as follows:

                                                              December 31,
                                                        1999      1998      1997
                                                      ------    ------    ------

WEIGHTED-AVERAGE ASSUMPTIONS AS OF
     DECEMBER 31
Discount rate ....................................     8.00%     6.00%     7.25%
Expected return on plan assets ...................    10.00%    10.00%    10.00%
Rate of compensation increase (1999
     and 1998, non-qualified plan only) ..........     4.00%     4.00%     4.00%


Net pension cost for both plans included the following components:

                                                   December 31,
In thousands                                1999       1998      1997
------------                             -------    -------    -------

COMPONENTS OF NET PERIODIC
     BENEFIT COST (INCOME)
Service cost .........................   $   365    $ 4,207    $ 3,564
Interest cost ........................     5,215      5,759      5,549
Expected return on plan assets .......    (8,351)    (8,243)    (6,772)
Amortization of prior service cost ...        65          4          5
Recognized actuarial loss ............       151         27         (9)
Recognized curtailment loss (gain) ...        --     (2,150)    (4,149)
                                         -------    -------    -------
Net periodic benefit income ..........    (2,555)      (396)    (1,812)
Less: net periodic benefit
     income-- discontinued
     operations ......................        --         --     (3,574)
                                         -------    -------    -------
Net periodic benefit cost
     (income)-- continuing
     operations ......................   $(2,555)   $  (396)   $ 1,762
                                         =======    =======    =======


During 1997, the Company recognized a pension curtailment gain of $4.1 million related to the divestiture of its newspaper and television operations. This curtailment gain was included in the calculation of the gain on the sale of discontinued operations.

     Prior to January 1, 1999, the Company also sponsored several 401(k) plans to provide employees with additional income upon retirement. The Company generally matched a portion of employees' voluntary before-tax contributions. Employees were fully vested in their own contributions and generally vested in the Company's matching contributions upon three years of service. Effective January 1, 1999, changes were made that combined all 401(k) plans and allowed for immediate vesting of enhanced Company matching contributions. Total 401(k) expense recognized by the Company in 1999, 1998 and 1997 was $5.1 million, $1.4 million, and $1.3 million, respectively.

     The 1994 Employee Stock Purchase Plan provides for a total of 2,000,000 shares to be sold to participating employees at 85% of the fair market value at specified quarterly investment dates. Shares available for sale totaled 649,482 at December 31, 1999.

NOTE G - STOCKHOLDERS' EQUITY

In January 2000, the Company announced an increase in the regular quarterly dividend from 2 cents per share to 2.5 cents per share, payable March 15, 2000 to holders of record on March 1, 2000.

     During 1999 the Company repurchased 3,757,900 shares of its common stock for $87.6 million under its stock repurchase program. In November 1999, the Company authorized an increase of four million shares in the Company's stock repurchase program. Under its stock repurchase program, the Company has repurchased 10.1 million shares at December 31, 1999, and under such program has authorization to repurchase an additional 4.5 million shares.

     In May 1998, the Company amended its Certificate of Incorporation to increase its authorized capitalization to 250,000,000 shares of common stock.

NOTE H - STOCK OPTION PLANS

1984 PLAN

In 1984, the Company adopted a Stock Option Plan ("1984 Plan") pursuant to which it issued to officers and key employees options to purchase shares of common stock at prices equal to the market price on the grant date. Market price was determined by the Board of Directors for purposes of granting stock options and making repurchase offers. Options granted under the 1984 Plan become exercisable five years after date of grant. At December 31, 1999, 1998 and 1997, options to purchase 216,000 shares, 340,800 shares and 629,000 shares, respectively, were outstanding under the 1984 Plan, with an exercise price of $3.33 per share at December 31, 1999. No additional options will be granted under the 1984 Plan.

1991 PLAN

The Company adopted the 1991 Stock Option Plan ("1991 Plan") pursuant to which it may issue to officers and key employees options to purchase up to 8,000,000 shares of common stock. Options have been granted at prices equal to the market price on the grant date ("market price options") and at prices below market price ("performance options"). As of December 31, 1999, 1998 and 1997, market price options to purchase 5,873,475 shares, 5,058,550 shares and 4,194,650 shares, respectively, were outstanding with exercise prices ranging from $3.33 to $26.19 per share at December 31, 1999. Market price options granted prior to January 1998 become exercisable after the fifth anniversary of their date of grant. Beginning January 1998, market price options generally become exercisable in 25% increments on the second, third, fourth and fifth anniversaries of their date of grant. The weighted-average exercise price for outstanding options and exercisable options at December 31, 1999 was $13.84 and $4.99, respectively. The weighted-average remaining life for outstanding options was 6.61 years.

     At December 31, 1999, 1998 and 1997, performance options to purchase 739,400 shares, 724,700 shares and 737,800 shares, respectively, were outstanding with exercise prices ranging from $0.33 to $2.00 per share at December 31, 1999. The performance options become exercisable in whole or in part after three years, and the extent to which they become exercisable at that time depends upon the extent to which the Company achieves certain goals established at the time the options are granted. That portion of the performance options which does not become exercisable at an earlier date becomes exercisable after the ninth anniversary of the date of grant. Compensation expense of $0.4 million, $0.6 million and $0.8 million was recognized for the performance options for the years ended December 31, 1999, 1998 and 1997, respectively. The weighted-average exercise price for outstanding options and exercisable options at December 31, 1999 was $0.54 and $0.37, respectively. The weighted-average remaining life for outstanding options was 4.04 years.

DIMARK

In connection with the DiMark merger, DiMark's outstanding stock options were converted into options to acquire approximately 3.0 million shares of Harte-Hanks common stock. As of December 31, 1999, 1998 and 1997, DiMark options to purchase 54,792 shares, 182,864 shares and 435,466 shares, respectively, were outstanding with exercise prices ranging from $8.31 to $10.48 per share at December 31, 1999. As of December 31, 1999 all outstanding DiMark options were exercisable. The weighted-average exercise price at December 31, 1999 was $8.40 and the weighted-average remaining life was 0.35 years.

The following summarizes all stock option plans activity during 1999, 1998 and 1997:

                                                  WEIGHTED
                                    NUMBER         AVERAGE
                                 OF SHARES    OPTION PRICE
                                ----------    ------------

Options outstanding
     at January 1, 1997 .....    8,792,534    $     5.16
Granted .....................    1,302,350         13.12
Exercised ...................   (2,249,240)         4.80
Cancelled ...................   (1,848,728)         4.83
                                ----------
Options outstanding
     at December 31, 1997 ...    5,996,916          7.13
Granted .....................    1,315,050         19.13
Exercised ...................     (727,980)         4.45
Cancelled ...................     (277,072)        12.05
                                ----------
Options outstanding
     at December 31, 1998 ...    6,306,914          9.72
GRANTED .....................    1,575,350         22.29
EXERCISED ...................     (388,097)         6.76
CANCELLED ...................     (610,500)        17.88
                                ----------
OPTIONS OUTSTANDING
     AT DECEMBER 31, 1999 ...    6,883,667    $    12.04
                                ==========
EXERCISABLE AT
     DECEMBER 31, 1999 ......    2,337,967    $     3.74
                                ==========


The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation." Accordingly, no compensation expense has been recognized for options granted where the exercise price is equal to the market price of the underlying stock at the date of grant. For options issued with an exercise price below the market price of the underlying stock on the date of grant, the Company recognizes compensation expense under the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, as permitted under SFAS No. 123.

     Had compensation expense for the Company's options been determined based on the fair value at the grant date for awards since January 1, 1995, consistent with the provisions of SFAS No. 123, the Company's income from continuing operations, net income and diluted earnings per share would have been reduced to the pro forma amounts indicated below.

                                                  Year Ended December 31,
In thousands, except per share amounts          1999         1998         1997
--------------------------------------    ----------   ----------   ----------

Income from continuing operations
     --as reported .................      $   72,941   $   68,371   $   44,271
Income from continuing operations
     --pro forma ...................          68,923       65,636       42,512
Net income-- as reported ...........          72,941       68,371      335,748
Net income-- pro forma .............          68,923       65,636      333,989
Diluted earnings per share
     from continuing
     operations-- as reported ......            1.01         0.90         0.57
Diluted earnings per share
     from continuing
     operations-- pro forma ........            0.95         0.86         0.55
Diluted earnings per share
     --as reported .................            1.01         0.90         4.36
Diluted earnings per share
     --pro forma ...................            0.95         0.86         4.34

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997:

                                              Year Ended December 31,
                                             1999        1998       1997
                                       ----------  ----------  ----------

Expected dividend yield ............         0.3%        0.3%        0.3%
Expected stock price volatility ....        22.0%       21.0%       20.3%
Risk free interest rate ............         6.0%        6.0%        6.4%
Expected life of options ...........   3-10 years  3-10 years  3-10 years

The weighted-average fair value of market price options granted during 1999, 1998 and 1997 was $9.24, $7.79 and $5.12, respectively. The weighted-average fair value and exercise price of performance options granted was $22.54 and $2.00 in 1999, $16.82 and $1.00 in 1998, and $8.96 and $0.71 in 1997,
respectively.

NOTE I - FAIR VALUE OF FINANCIAL INSTRUMENTS

Because of their maturities and/or interest rates, certain financial instruments of the Company have fair values approximating their carrying values. These instruments include short-term investments, revolving credit agreements, accounts receivable, trade payables, and miscellaneous notes receivable and payable. The Company's equity investments which have a readily determinable fair value are recorded at fair value. (See Note C.)

NOTE J - COMMITMENTS AND CONTINGENCIES

At December 31, 1999, the Company had outstanding letters of credit in the amount of $4.7 million. These letters of credit exist to support the Company's insurance programs relating to worker's compensation, automobile and general liability.

NOTE K - LEASES

The Company leases certain real estate and equipment under various operating leases. Most of the leases contain renewal options for varying periods of time. The total rent expense applicable to continuing operations under all operating leases was $23.0 million, $18.5 million and $16.0 million for the years ended December 31, 1999, 1998 and 1997, respectively.

The future minimum rental commitments for all non-cancellable operating leases with terms in excess of one year as of December 31, 1999 are as follows:

In thousands
------------

2000 ....................................   $ 20,367
2001 ....................................     17,926
2002 ....................................     14,397
2003 ....................................      9,448
2004 ....................................      6,342
After 2004 ..............................     27,073
                                            --------
                                            $ 95,553
                                            ========


NOTE L - EXTRAORDINARY ITEM

The Company extinguished its debt on October 15, 1997 using the proceeds from the sale of its newspaper and television operations. For the year ended December 31, 1997, the early extinguishment of debt resulted in an extraordinary loss in the amount of $0.9 million, or one cent per share, net of $0.6 million tax benefit.


NOTE M - EARNINGS PER SHARE

A reconciliation of basic and diluted earnings per share is as follows:

                                                  Year Ended December 31,
In thousands, except per share amounts           1999         1998         1997
--------------------------------------     ----------   ----------   ----------

BASIC EPS
Income from continuing operations ......   $   72,941   $   68,371   $   44,271
Income from discontinued operations ....           --           --      292,352
Extraordinary item .....................           --           --         (875)
                                           ----------   ----------   ----------
Net income .............................   $   72,941   $   68,371   $  335,748
                                           ==========   ==========   ==========

Weighted-average common shares
     outstanding used in earnings
     per share computations ............       69,914       72,716       73,998
                                           ==========   ==========   ==========

Earnings per share:
     Continuing operations .............   $     1.04   $     0.94   $     0.60
     Discontinued operations ...........           --           --         3.95
     Extraordinary item ................           --           --        (0.01)
                                           ----------   ----------   ----------
     Net income ........................   $     1.04   $     0.94   $     4.54
                                           ==========   ==========   ==========

DILUTED EPS
Income from continuing operations ......   $   72,941   $   68,371   $   44,271
Income from discontinued operations ....           --           --      292,352
Extraordinary item .....................           --           --         (875)
                                           ----------   ----------   ----------
Net income .............................   $   72,941   $   68,371   $  335,748
                                           ==========   ==========   ==========

Shares used in earnings per
     share computations ................       72,144       76,057       77,000
                                           ==========   ==========   ==========

Earnings per share:
     Continuing operations .............   $     1.01   $     0.90   $     0.57
     Discontinued operations ...........           --           --         3.80
     Extraordinary item ................           --           --        (0.01)
                                           ----------   ----------   ----------
     Net income ........................   $     1.01   $     0.90   $     4.36
                                           ==========   ==========   ==========

Computation of Shares Used in Earnings
     Per Share Computations

Average outstanding common shares ......       69,914       72,716       73,998
Average common equivalent shares--
     dilutive effect of option shares ..        2,230        3,341        3,002
                                           ----------   ----------   ----------
Shares used in net earnings
     per share computations ............       72,144       76,057       77,000
                                           ==========   ==========   ==========

As of December 31, 1999 the Company had 1,586,615 antidilutive market price options outstanding.

NOTE N - DISCONTINUED OPERATIONS

The Company sold its newspaper operations, KENS-TV, the CBS affiliate in San Antonio, and KENS-AM radio to The E.W. Scripps Company on October 15, 1997 for a cash price of $775 million plus $13.2 million for working capital. This transaction resulted in gain on sale of $276.9 million, or $3.60 per share, net of $262.8 million of income taxes.

     Because the newspaper and television operations represent entire business segments that were divested on October 15, 1997, their results are reported as "discontinued operations" for all periods presented. Results of the remaining business segments are reported as "continuing operations."

Summarized operating results for the combined newspaper and television discontinued operations are as follows:

                                           Year Ended December 31,
In thousands                               1999       1998       1997
------------                           --------   --------   --------

Revenues ...........................   $     --   $     --   $121,169
Income from discontinued
     operations before
     income tax expense ............   $     --   $     --   $ 28,231
Income tax expense .................         --         --     12,748
                                       --------   --------   --------
Income from discontinued
     operations ....................   $     --   $     --   $ 15,483
                                       ========   ========   ========


The major components of cash flows for the combined newspaper and television discontinued operations are as follows:

                                              Year Ended December 31,
In thousands                                 1999         1998          1997
------------                           ----------   ----------    ----------

Income from discontinued
     operations ....................   $       --   $       --    $   15,483
Depreciation and goodwill
     amortization ..................           --           --         9,062
Film amortization ..................           --           --         1,369
Payment of taxes on gain on sale ...           --     (265,650)           --
Other, net .........................           --           --        (1,664)
                                       ----------   ----------    ----------
Net cash provided by (used in)
     discontinued operations .......   $       --   $ (265,650)   $   24,250
                                       ==========   ==========    ==========


NOTE O - SELECTED QUARTERLY DATA (UNAUDITED)

                                             1999 Quarter Ended                                 1998 Quarter Ended
In thousands, except           -----------------------------------------------   ------------------------------------------------
per share amounts              December 31  September 30   June 30    March 31   December 31   September 30   June 30    March 31
--------------------           -----------  ------------  --------    --------   -----------   ------------  --------    --------

Revenues .....................    $236,959    $207,632    $197,033    $188,128    $200,658       $183,409    $186,806    $177,673
Operating income .............      33,423      30,263      30,441      24,101      29,682         26,463      26,688      19,125
Net income ...................      20,236      18,603      18,768      15,334      20,336(a)      16,920      17,010      14,105
Basic earnings per share .....        0.30        0.27        0.27        0.22        0.29(a)        0.23        0.23        0.19
Diluted earnings per share ...        0.29        0.26        0.26        0.21        0.28(a)        0.22        0.22        0.18

(a) Includes non-recurring net pension gain of $1.3 million, or two cents per share.


NOTE P - BUSINESS SEGMENTS

Harte-Hanks is a highly focused targeted media company with continuing operations in two segments - direct and interactive marketing and shoppers. Since the sale of the Company's newspaper and television operations on October 15, 1997 represented divestiture of entire business segments, their results are reported as "discontinued operations" for all periods presented (see Note N).

     Harte-Hanks' direct and interactive marketing segment offers a complete range of specialized, coordinated and integrated direct marketing services from a single source. CRM/response management, CRM/database and marketing services are provided in the direct and interactive marketing segment. CRM/response management's revenues were $122.4 million, $87.3 million and $76.7 million in 1999, 1998 and 1997, respectively. CRM/database's revenues were $221.1 million, $226.5 million and $186.8 million in 1999, 1998 and 1997, respectively. Marketing services' revenues were $214.9 million, $179.3 million and $159.6 million in 1999, 1998 and 1997, respectively. Revenues from list services have been reclassified from CRM/response management to CRM/database for all periods presented in order to be consistent with the current year treatment. The Company utilizes advanced technologies to enable its customers to identify, reach, influence and nurture specific consumers or businesses. Harte-Hanks' direct and interactive marketing customers include many of America's largest retailers, banks, mutual funds companies, pharmaceutical companies, healthcare organizations, insurance companies and high technology firms, along with a growing number of customers in such emerging markets as telecommunications, automotive, utilities and travel. Its client base is both domestic and international.

     Harte-Hanks' shoppers segment produces weekly advertising publications primarily delivered free by third-class mail to all households in a particular geographic area. Shoppers offer advertisers a targeted, cost-effective local advertising system, with virtually 100% penetration in their area of distribution. Shoppers are particularly effective in large markets with high media fragmentation in which major metropolitan newspapers generally have low penetration.

     Included in Corporate Activities are general corporate expenses. Assets of Corporate Activities include unallocated cash and investments and deferred income taxes.

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

     The operating results of Harte-Hanks Direct Marketing include the acquisitions of Direct Marketing Associates, Inc. in May 1999; LYNQS Newmedia in June; and ZD Market Intelligence, renamed Harte-Hanks Market Intelligence, in October 1999.

Information about the Company's operations in different industry segments:


                                                                        Year Ended December 31,
                                                                ----------------------------------------
In thousands                                                          1999           1998           1997
------------                                                    ----------     ----------     ----------

Operating revenues
    Direct Marketing .......................................    $  559,262     $  493,898     $  425,489
    Shoppers ...............................................       270,490        254,648        212,860
                                                                ----------     ----------     ----------
        Total operating revenues ...........................    $  829,752     $  748,546     $  638,349
                                                                ==========     ==========     ==========

Operating income
    Direct Marketing .......................................    $   79,164     $   69,648     $   54,360
    Shoppers ...............................................        47,015         40,507         31,089
    Corporate Activities ...................................        (7,951)        (8,197)        (8,357)
                                                                ----------     ----------     ----------
        Total operating income .............................    $  118,228     $  101,958     $   77,092
                                                                ==========     ==========     ==========

Income from continuing operations before income taxes
    Operating income .......................................    $  118,228     $  101,958     $   77,092
    Interest expense .......................................          (349)          (193)        (6,189)
    Interest income ........................................         5,662         13,474          4,412
    Other, net .............................................          (730)        (1,230)          (196)
    Pension curtailment gain ...............................            --          2,150             --
                                                                ----------     ----------     ----------
        Total income from continuing operations before
          income taxes .....................................    $  122,811     $  116,159     $   75,119
                                                                ==========     ==========     ==========

Depreciation
    Direct Marketing .......................................    $   18,804     $   15,977     $   12,673
    Shoppers ...............................................         5,235          5,025          4,572
    Corporate Activities ...................................            87             85             82
                                                                ----------     ----------     ----------
        Total depreciation .................................    $   24,126     $   21,087     $   17,327
                                                                ==========     ==========     ==========

Goodwill and intangible amortization
    Direct Marketing .......................................    $    6,593     $    3,703     $    2,659
    Shoppers ...............................................         4,069          4,187          2,475
                                                                ----------     ----------     ----------
        Total goodwill and intangible amortization .........    $   10,662     $    7,890     $    5,134
                                                                ==========     ==========     ==========

Total assets
    Direct Marketing .......................................    $  512,066     $  341,653     $  272,847
    Shoppers ...............................................       196,121        197,885        207,541
    Corporate Activities ...................................        61,240        175,675        474,535
                                                                ----------     ----------     ----------
        Total assets .......................................    $  769,427     $  715,213     $  954,923
                                                                ==========     ==========     ==========

Capital expenditures
    Direct Marketing .......................................    $   24,450     $   18,655     $   22,434
    Shoppers ...............................................         4,434          5,764          5,912
    Corporate Activities ...................................            44             24             50
                                                                ----------     ----------     ----------
        Total capital expenditures .........................    $   28,928     $   24,443     $   28,396
                                                                ==========     ==========     ==========


Information about the Company's operations in different geographic areas:


                                                                         Year Ended December 31,
                                                                --------------------------------------
In thousands                                                          1999          1998          1997
------------                                                    ----------    ----------    ----------
Operating revenues(a)
    United States ..........................................    $  800,700    $  724,659    $  620,272
    Other countries ........................................        29,052        23,887        18,077
                                                                ----------    ----------    ----------
        Total operating revenues ...........................    $  829,752    $  748,546    $  638,349
                                                                ==========    ==========    ==========

Long-lived assets(b)
    United States ..........................................    $  102,630    $   89,905    $   87,575
    Other countries ........................................         3,620         2,369         1,776
                                                                ----------    ----------    ----------
        Total long-lived assets ............................    $  106,250    $   92,274    $   89,351
                                                                ==========    ==========    ==========

(a)  Geographic revenues are based on the location of the customer.
(b)  Long-lived assets are based on physical location.

FIVE-YEAR FINANCIAL SUMMARY


In thousands, except per share amounts                      1999           1998            1997             1996            1995
--------------------------------------                ----------     ----------      ----------       ----------       ----------
Statement of Operations Data
    Revenues .....................................    $  829,752     $  748,546      $  638,349       $  515,460       $  453,302
    Operating expenses
        Payroll, production and distribution .....       606,676        553,529         479,742          392,494          347,520
        Selling, general and administrative ......        70,060         64,082          59,054           43,632           41,619
        Depreciation .............................        24,126         21,087          17,327           13,779           11,135
        Goodwill and intangible amortization .....        10,662          7,890           5,134            3,658            3,244
        Merger costs .............................            --             --              --           12,136(a)            --
                                                      ----------     ----------      ----------       ----------       ----------
           Total operating expenses ..............       711,524        646,588         561,257          465,699          403,518
                                                      ----------     ----------      ----------       ----------       ----------
Operating income .................................       118,228        101,958          77,092           49,761           49,784
Interest expense, net ............................        (5,313)       (13,281)          1,777            6,629            7,221
Income from continuing operations(b) .............        72,941         68,371(c)       44,271(d)        23,084(e)        24,301(f)
Income from continuing operations
    after extraordinary items, net of taxes ......        72,941         68,371          43,396(g)        23,084           24,301
Earnings from continuing operations per
    common share--diluted ........................          1.01           0.90(c)         0.57(d)          0.30(e)          0.32(f)
Earnings from continuing operations after extra-
    ordinary items per common share--diluted .....          1.01           0.90(c)         0.56(g)          0.30(e)          0.32(f)
Cash dividends per common share ..................          0.08           0.06            0.04             0.03             0.03
Weighted-average common and common
    equivalent shares outstanding--diluted .......        72,144         76,057          77,000           77,154           75,338
Segment Data
    Revenues
        Direct Marketing .........................       559,262        493,898         425,489          330,255          268,257
        Shoppers .................................       270,490        254,648         212,860          185,205          185,045
                                                      ----------     ----------      ----------       ----------       ----------
        Total revenues ...........................    $  829,752     $  748,546      $  638,349       $  515,460       $  453,302
                                                      ==========     ==========      ==========       ==========       ==========
    Operating income
        Direct Marketing .........................    $   79,164     $   69,648      $   54,360       $   44,794       $   37,774
        Shoppers .................................        47,015         40,507          31,089           24,017           20,020
        General corporate ........................        (7,951)        (8,197)         (8,357)         (19,050)          (8,010)
                                                      ----------     ----------      ----------       ----------       ----------
        Total operating income ...................    $  118,228     $  101,958      $   77,092       $   49,761       $   49,784
                                                      ==========     ==========      ==========       ==========       ==========
Other Data
    Operating cash flow(h) .......................    $  153,016     $  130,935      $   99,553       $   67,198(i)    $   64,163
    Capital expenditures .........................        28,928         24,443          28,396           23,885           17,441
Balance Sheet Data (at end of period)
    Property, plant and equipment, net ...........    $  106,250     $   92,274      $   89,351       $   72,195       $   59,878
    Goodwill and other intangibles, net ..........       409,791        290,831         250,363          142,053           99,528
    Total assets .................................       769,427        715,213         954,923          343,005          268,994
    Total long term debt .........................         5,000             --              --          218,005          220,468
    Total stockholders' equity ...................       577,618        577,091         566,237          252,692          201,856

(a)  Merger costs of $12.1 million related to DiMark merger.

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

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Harte-Hanks, Inc.:

We have audited the accompanying consolidated balance sheets of Harte-Hanks, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harte-Hanks, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                   /s/ KPMG LLP


San Antonio, Texas
January 26, 2000


CORPORATE INFORMATION

Common Stock

The Company's common stock is listed on the New York Stock Exchange (symbol:
HHS). The quarterly stock price ranges for 1999 and 1998 were as follows:

                              1999                      1998
                         High       Low            High        Low
                       --------   -------        --------    --------
First Quarter          29 1/4     24 1/8         23 7/8      17 3/8
Second Quarter         28         22 5/8         25 13/16    20 15/16
Third Quarter          27 7/16    21 3/4         26          21 9/16
Fourth Quarter         23 15/16   19 9/16        28 1/2      18 5/16

In 1999, quarterly dividends were paid at the rate of 2 cents per share. In 1998, quarterly dividends were paid at the rate of 1.5 cent per share. The stock prices and dividends reflect retroactively the two-for-one stock split in the form of a stock dividend on March 16, 1998.

There are approximately 2,750 holders of record.

Transfer Agent and Registrar
BankBoston
c/o EquiServe, N.A.
P. O. Box 8040
Boston, Massachusetts  02266-8040

Annual Meeting of Stockholders
The annual meeting of stockholders will be held at 10:00 a.m. on May 2, 2000, at 200 Concord Plaza Drive,
First Floor, San Antonio, Texas.

Form 10-K Annual Report
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained, without charge, upon written request to:

Donald R. Crews, Secretary
Harte-Hanks, Inc.
P. O. Box 269
San Antonio, Texas 78291-0269