Form 10-K405, Exhibit 13
period 2000-12-31
HARTE HANKS INC
filed 2001-03-30
CIK 45919

                                                                      EXHIBIT 13

                               FINANCIAL CONTENTS


MANAGEMENT'S DISCUSSION AND ANALYSIS..........................12

CONSOLIDATED BALANCE SHEETS...................................18

CONSOLIDATED STATEMENTS OF OPERATIONS.........................19

CONSOLIDATED STATEMENTS OF CASH FLOWS.........................20

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY...............21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS....................22

FIVE-YEAR FINANCIAL SUMMARY...................................31

INDEPENDENT AUDITORS' REPORT..................................32

CORPORATE INFORMATION.........................................32

DIRECTORS, OFFICERS AND HARTE-HANKS OPERATIONS................33

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                                                                        OVERVIEW

     The Company's overall performance reflects its commitment to its growth strategy of being a market leader in the targeted media industry, introducing new products and entering new markets, investing in technology and people, and increasing shareholder value. Harte-Hanks now operates as an international direct and interactive marketing services company that provides end-to-end CRM and related solutions to a wide range of industries serving both consumer and business-to-business markets. The Company also publishes highly targeted advertising shopper publications which reach nearly 10 million households each week. Since December 31, 1998, Harte-Hanks has grown revenues 29.2% and operating income 35.2%, excluding the results of operations sold by the Company during that time.

     Harte-Hanks has grown internally by adding new customers and products, cross-selling existing products, entering new markets and expanding its international presence. The Company also used proceeds from the sales of its newspaper and television operations and its excess cash flows to fund several acquisitions in 1998, 1999 and 2000. These acquisitions, as well as several previous acquisitions, have enhanced the Company's growth over the past three years. Harte-Hanks has funded $240.4 million in acquisitions during the period 1998 through 2000. These acquisitions have all been in the Company's direct and interactive marketing segment, which now comprises 69% of the Company's revenues.

     Harte-Hanks derives the majority of its revenues from the sale of direct and interactive marketing and advertising services. As a national business, direct and interactive marketing is affected by general national economic trends. The Company's shoppers operate in local markets and are affected by the strength of the local economies. The Company's principal expense items are payroll, postage, transportation and paper.

RESULTS OF OPERATIONS

Operating results were as follows:

In thousands             2000          % Change     1999         % Change        1998
                       ---------       --------   ---------      --------     ---------
Revenues               $ 960,773           15.8   $ 829,752          10.8     $ 748,546

Operating expenses       822,552           15.6     711,524          10.0       646,588
                       ---------                  ---------                   ---------
Operating income       $ 138,221           16.9   $ 118,228          16.0     $ 101,958
                       =========                  =========                   =========

     Consolidated revenues grew 15.8% to $960.8 million and operating income grew 16.9% to $138.2 million in 2000 compared to 1999. The Company's overall growth resulted from acquisitions, increased business with both new and existing customers and from the sale of new products and services. Overall operating expenses increased 15.6% to $822.6 million as a result of the acquisitions and overall revenue growth.

     Overall growth in the Company's 1999 revenues and operating income resulted from acquisitions and increased business from both new and existing customers. Overall operating expenses increased as a result of the overall revenue growth, including the acquisitions, and the hiring of additional personnel to support the growth.


--------------------------------------------------------------------------------



DIRECT MARKETING

Direct marketing operating results were as follows:


In thousands             2000          % Change     1999         % Change     1998
                       ---------       --------   ---------      --------   ---------
Revenues               $ 662,044           18.4   $ 559,262          13.2   $ 493,898

Operating expenses       570,594           18.8     480,098          13.2     424,250
                       ---------                  ---------                 ---------
Operating income       $  91,450           15.5   $  79,164          13.7   $  69,648
                       =========                  =========                 =========


     Direct and interactive marketing revenues increased $102.8 million, or 18.4%, in 2000 compared to 1999. CRM experienced significant revenue growth in 2000 due to increased data processing, Internet and fulfillment business with both new and existing customers. Also contributing to the CRM revenue growth was the October 1999 acquisition of ZD Market Intelligence, renamed Harte-Hanks Market Intelligence, and to a much lesser extent the November 2000 acquisition of Information Resource Group and the June 2000 acquisition of Hi-Tech Marketing Limited. The traditional growth oriented business-to-business activities of CRM had significant growth. The high-tech, mutual fund, non-bank finance, telecommunications and healthcare industry sectors contributed significantly to overall CRM revenue growth, offsetting slowdowns in the insurance industry. Marketing Services also experienced good revenue growth in 2000, led by its targeted mail operations. Marketing Services revenues increased due to increased product sales to both new and existing customers, primarily in the non-bank finance, banking and pharmaceutical industry sectors, offsetting slowdowns in the retail industry. The May 1999 acquisition of Direct Marketing Associates, Inc. also contributed to the Marketing Services revenue growth. Overall, revenue growth for direct and interactive marketing increased as a result of increased business with both new and existing customers across several industry sectors including high-tech, non-bank finance, mutual fund, healthcare, banking, telecommunications and pharmaceutical, as well as the acquisitions noted above.

     Operating expenses rose $90.5 million, or 18.8%, in 2000 compared to 1999 due primarily to revenue growth contributed by acquisitions, which accounted for approximately 58% of this increase. Excluding these acquisitions, operating expenses increased 8.3%. This remaining increase was due to increased production costs directly associated with increased product volumes, increased payroll costs due to expanded hiring to support revenue growth and increased general and administrative expense from professional and business service fees and employee expenses. Depreciation and amortization expense increased $8.8 million due to goodwill associated with acquisitions and higher levels of capital investment to support growth.

     Direct and interactive marketing revenues increased $65.4 million, or 13.2%, in 1999 compared to 1998. CRM and Marketing Services both experienced significant revenue growth in 1999. CRM revenues increased due to increased Internet, consulting, data processing and fulfillment business with both new and existing customers, the October 1999 acquisition of ZD Market Intelligence, renamed Harte-Hanks Market Intelligence, and to a lesser extent the August 1998 acquisition of Cornerstone Integrated Services. The traditional growth oriented business-to-business activities of CRM had significant growth during the year. The high-tech, non-bank finance, retail and mutual fund industry sectors contributed significantly to overall CRM revenue growth. This growth was partially offset by softness in the healthcare, managed care, business services and publishing industries as well as revenue declines in the outbound credit card business. Marketing Services revenues, led by its targeted mail and logistics operations, increased due to increased product sales, including sales of new products, to new and existing customers, primarily in the retail, government/not-for-profit, and non-bank finance industry sectors. The November 1998 acquisition of Printing Management Systems, Inc. and the May 1999 acquisition of Direct Marketing Associates, Inc. also contributed to the Marketing Services revenue growth. Overall, revenue growth for direct and interactive marketing increased as a result of increased business with both new and existing customers across several industry sectors including retail, financial services, high-tech, pharmaceutical, automotive and telecommunications industries, as well as the acquisitions noted above.

     Operating expenses rose $55.8 million, or 13.2%, in 1999 compared to 1998 due primarily to revenue growth contributed by acquisitions, which accounted for $43.0 million of the increase. Excluding these acquisitions, operating expenses increased 3.1%. This remaining increase was due to increased production costs directly associated with the increased product volumes, increased payroll costs due to expanded hiring to support revenue growth and increased general and administrative expense from professional and outside service fees. Depreciation and amortization expense increased $5.7 million due to goodwill associated with acquisitions and higher levels of capital investment to support growth.


--------------------------------------------------------------------------------


SHOPPERS

Shopper operating results were as follows:

In thousands             2000          % Change     1999         % Change     1998
                       ---------       --------   ---------      --------   ---------
Revenues               $ 298,729         10.4     $ 270,490          6.2    $ 254,648

Operating expenses       243,019          8.7       223,475          4.4      214,141
                       ---------                  ---------                 ---------
Operating income       $  55,710         18.5     $  47,015         16.1    $  40,507
                       =========                  =========                 =========


     Shopper revenues increased $28.2 million, or 10.4%, in 2000 when compared to 1999. Revenue increases were the result of improved sales in established markets as well as geographic expansions into new neighborhoods in both California and Florida. On a product basis, revenues increased due to growth in in-book products, primarily employment and automotive related advertising and core sales, and distribution products, primarily pre-printed inserts and four-color glossy flyers. Shoppers also experienced growth from up-selling ads onto its Web site.

     Shopper operating expenses rose $19.5 million, or 8.7%, in 2000 compared to 1999. The increase in operating expenses was primarily due to increases in labor costs of $6.5 million and additional production costs of $8.8 million, including increased postage of $5.3 million due to increased circulation and insert volume growth.

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

     Shopper operating expenses rose $9.3 million, or 4.4%, in 1999 compared to 1998. Excluding the divestiture mentioned above, the increase in operating expenses was primarily due to increases in labor costs of $4.8 million and additional production costs of $6.9 million, including increased postage of $4.0 million due to increased circulation and insert volume growth.

ACQUISITIONS/DIVESTITURES

     As described in Note B of the "Notes to Consolidated Financial Statements" included herein, the Company made several acquisitions in the past three years.

     The Company acquired Detroit-based Information Resource Group, a leading provider of business-to-business intelligence solutions to the high-tech, telecommunications and other industries in November 2000 and Hi-Tech Marketing Limited, a London based leading pan-European provider of CRM services to the high-tech, telecommunications and financial services industries in June 2000.

     In October 1999, the Company acquired ZD Market Intelligence, renamed Harte-Hanks Market Intelligence, for $101 million in cash from Ziff-Davis, Inc. Harte-Hanks Market Intelligence is a leading provider of database products and solutions to the high-tech and telecommunications industries in the United States, Canada and Europe.

     The Company acquired Direct Marketing Associates, Inc. of Baltimore, Maryland, a leading provider of integrated direct marketing services to commercial, government and non-profit organizations in May 1999 and LYNQS Newmedia of Kansas City, Missouri, a developer of new media applications for the financial services, pharmaceutical and other industries in June 1999.

     The Company acquired Cornerstone Integrated Services of Austin, Texas, a leading provider of technical and marketing support services to major computer hardware and software manufacturers, as well as other manufacturers in the high-tech industry in August 1998; Printing Management Systems, Inc. of Bellmawr, New Jersey, a leading provider of direct marketing services geared to addressing clients' needs in database marketing, inventory control, information processing, fulfillment and direct mail in November 1998; and Spectral Resources, Inc. of Woodstock, New York, a leading provider of interactive solutions to the pharmaceutical industry in December 1998.

     The Company sold three of its smallest shopper publications, located in Dallas, Texas, Wichita, Kansas and Springfield, Missouri, in May 1998.



INTEREST EXPENSE/INTEREST INCOME

     Interest expense increased $1.3 million in 2000 over 1999 due primarily to interest, commitment charges and the amortization of financing costs associated with the Company's two unsecured revolving credit facilities. Interest relating to the Company's unsecured credit facility obtained for the purpose of constructing a new building in Belgium to expand and support the Company's CRM operations, and a note payable issued in connection with the Company's June
2000 acquisition of Hi-Tech Marketing Limited also contributed to the increase in interest expense. Total interest expense increased in 1999 when compared to 1998 primarily due to interest and commitment charges from the two unsecured revolving credit facilities the Company obtained in November 1999. The Company's debt at December 31, 2000 and 1999 is described in Note D of the "Notes to Consolidated Financial Statements" included herein.

     Interest income decreased $3.6 million in 2000 over 1999 due to the sale of all of the Company's short-term investments during 1999, the proceeds of which were used to fund acquisitions and repurchase the Company's stock, and lower overall cash balances. Interest income decreased $7.8 million in 1999 over 1998 for the same reasons.



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


INCOME TAXES

     Income taxes increased $5.1 million in 2000 due to higher income levels. Excluding income taxes related to the 1998 pension curtailment gain, income taxes increased $2.9 million in 1999 due to higher income levels. The effective income tax rate (excluding the unusual item) was 40.2%, 40.6% and 41.2% in 2000, 1999 and 1998, respectively.



CAPITAL INVESTMENTS

     Net cash used in investing activities for 2000 included $43.9 million for acquisitions and $36.5 million for capital expenditures. The acquisition investments were made in the direct and interactive marketing segment, discussed under "Direct Marketing." The capital expenditures consisted primarily of the construction of a new building to expand and support the Company's CRM operations in Belgium, additional computer capacity, technology, systems and equipment upgrades for the direct and interactive marketing segment to support its growth in all sectors. The Company also invested in facility expansions in its CRM and Marketing Services sectors. The shopper segment's capital expenditures were primarily related to new press, computer and other production equipment.

     Net cash used in investing activities for 1999 included $136.5 million for acquisitions and $28.9 million for capital expenditures. The acquisition investments were made in the direct and interactive marketing segment, discussed under "Direct Marketing." In addition, the Company made equity investments totaling $4.0 million in three companies in order to further strengthen its CRM capabilities. The capital expenditures consisted primarily of additional computer capacity, technology, systems and equipment upgrades for the direct and interactive segment to support its growth in all sectors. The Company also invested in facility expansions in its CRM and Marketing Services sectors. The shopper segment's capital expenditures were primarily related to the Northern California operations consolidation, replacement of Southern California's order entry and related accounting applications and new press and computer equipment. Additionally, the Company continued with its implementation of new accounting systems software begun in December 1997.



LIQUIDITY AND CAPITAL RESOURCES

     Cash provided by operating activities for 2000 was $110.9 million. Net cash outflows from investing activities were $79.5 million for 2000, resulting primarily from the acquisitions and capital investments described above. Net cash outflows from financing activities in 2000 were $43.7 million. The cash outflow from financing activities is attributable primarily to the repurchase of treasury stock throughout 2000 totaling $92.7 million. The acquisitions and repurchases of treasury stock in 2000 were funded through the Company's cash flows and borrowings under the Company's credit facilities.

     Cash provided by operating activities for 1999 was $115.4 million. Net cash outflows from investing activities were $29.6 million for 1999, resulting primarily from the acquisitions described above and funded by the sale and maturity of short-term investments. Net cash outflows from financing activities in 1999 were $81.0 million. The cash outflow from financing activities is attributable primarily to the repurchase of treasury stock throughout 1999 totaling $87.6 million.

     Capital resources are available from, and provided through, the Company's two unsecured credit facilities. These credit facilities, two $100 million variable rate, revolving loan commitments, were put in place on November 4, 1999. All borrowings under the $100 million revolving Three-Year Credit Agreement are to be repaid by November 4, 2002. On November 2, 2000 the Company was granted a 364-day extension to its $100 million revolving 364-Day Credit Agreement. All borrowings under the $100 million revolving 364-Day Credit Agreement are to be repaid by November 1, 2001.

     Management believes that its credit facilities, together with cash provided by operating activities, will be sufficient to fund operations and anticipated acquisitions and capital expenditures needs for the foreseeable future. As of December 31, 2000, the Company had $145.0 million of unused borrowing capacity under its credit facilities.



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


     LEGISLATION -- There could be a material adverse impact on the Company's direct and interactive marketing business due to the enactment of legislation or industry regulations arising from public concern over consumer privacy issues. Restrictions or prohibitions could be placed upon the collection and use of information that is currently legally available.


     DATA SUPPLIERS -- There could be a material adverse impact on the Company's direct and interactive marketing business if owners of the data the Company uses were to withdraw the data. Data providers could withdraw their data if there is a competitive reason to do so or if legislation is passed restricting the use of the data.


     ACQUISITIONS -- In recent years the Company has made a number of acquisitions in its direct and interactive marketing segment, and it expects to pursue additional acquisition opportunities. Acquisition activities, even if not consummated, require substantial amounts of management time and can distract from normal operations. In addition, there can be no assurance that the synergies and other objectives sought in acquisitions will be achieved.

     COMPETITION -- Direct and interactive marketing is a rapidly evolving business, subject to periodic technological advancements, high turnover of customer personnel who make buying decisions, and changing customer needs and preferences. Consequently, the Company's direct and interactive marketing business faces competition in both of its sectors -- CRM and Marketing Services. The Company's shopper business competes for advertising, as well as for readers, with other print and electronic media. Competition comes from local and regional newspapers, magazines, radio, broadcast and cable television, shoppers and other communications media that operate in the Company's markets. The extent and nature of such competition is, in large part, determined by the location and demographics of the markets targeted by a particular advertiser, and the number of media alternatives in those markets. Failure to continually improve the Company's current processes and to develop new products and services could result in loss of the Company's customers to current or future competitors. In addition, failure to gain market acceptance of new products and services could adversely affect the Company's growth.


     QUALIFIED PERSONNEL -- The Company believes that its future prospects will depend, in large part, upon its ability to attract, train and retain highly skilled technical, client services and administrative personnel. Qualified personnel are in great demand and are likely to remain a limited resource for the foreseeable future.


     POSTAL RATES -- The Company's shoppers are delivered by standard mail, and postage is the second largest expense, behind payroll, in the Company's shopper business. Overall postal rates, which typically increase every 3 to 4 years, increased in January 1999. Shopper postal costs were relatively unaffected by this increase as base rates remained flat and overweight rates changed very little. Postal rates again increased in January 2001. Overall shopper postage costs are expected to grow moderately as a result of this increase as well as anticipated increases in circulation and insert volumes. Postal rates also influence the demand for the Company's direct and interactive marketing services even though the cost of mailings is borne by the Company's customers and is not directly reflected in the Company's revenues or expenses.


     PAPER PRICES -- Paper represents a substantial expense in the Company's shopper operations. Paper prices increased slightly at the beginning of 1998, but leveled out toward the end of 1998. The Company benefited from decreasing paper prices throughout 1999, although prices increased in the fourth quarter. Paper prices continued to increase throughout 2000. Fluctuations in paper prices, such as those experienced in recent years, can materially affect the results of the Company's operations.

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

HARTE-HANKS, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

                                                                                     December 31,
   In thousands, except per share and share amounts                                2000         1999
                                                                                 ---------    ---------
   ASSETS
   Current assets
        Cash and cash equivalents............................................    $  22,928    $  35,196
        Accounts receivable
          (less allowance for doubtful accounts of $4,644 in 2000 and
           $3,751 in 1999)...................................................      179,838      154,030
        Inventory............................................................        6,260        7,099
        Prepaid expenses.....................................................       14,072       12,651
        Current deferred income tax asset....................................        7,648        6,848
        Other current assets.................................................        5,127        4,309
                                                                                 ---------    ---------
        Total current assets.................................................      235,873      220,133
                                                                                 ---------    ---------

   Property, plant and equipment
        Land.................................................................        3,428        3,302
        Buildings and improvements...........................................       28,374       23,863
        Software.............................................................       34,966       22,736
        Equipment and furniture..............................................      171,560      163,848
                                                                                 ---------    ---------
                                                                                   238,328      213,749
        Less accumulated depreciation........................................     (130,544)    (113,376)
                                                                                 ---------    ---------
                                                                                   107,784      100,373
        Construction and equipment installations in progress.................        4,281        5,877
                                                                                 ---------    ---------
             Net property, plant and equipment...............................      112,065      106,250
                                                                                 ---------    ---------

   Intangible and other assets
        Goodwill and other intangibles
          (less accumulated amortization of $66,344 in 2000 and $51,118
          in 1999)...........................................................      439,148      409,791
        Other assets.........................................................       20,019       33,253
                                                                                 ---------    ---------
             Total intangible and other assets...............................      459,167      443,044
                                                                                 ---------    ---------
             Total assets....................................................    $ 807,105    $ 769,427
                                                                                 =========    =========

   LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities
        Accounts payable.....................................................    $  60,069   $   64,812
        Accrued payroll and related expenses.................................       31,429       25,511
        Customer deposits and unearned revenue...............................       42,712       35,622
        Income taxes payable.................................................        5,135       13,667
        Other current liabilities............................................       10,619       14,405
                                                                                 ---------    ---------
             Total current liabilities.......................................      149,964      154,017
   Long-term debt............................................................       65,370        5,000
   Other long-term liabilities
          (including deferred income taxes of $26,007 in 2000 and $20,180
          in 1999)...........................................................       40,768       32,792
                                                                                 ---------    ---------
             Total liabilities...............................................      256,102      191,809
                                                                                 ---------    ---------

   Stockholders' equity
        Common stock, $1 par value, authorized 250,000,000 shares
             Issued 2000: 76,916,339; 1999: 76,392,063 shares................       76,916       76,392
        Additional paid-in capital...........................................      202,222      197,454
        Accumulated other comprehensive income (loss)........................       (2,105)      12,316
        Retained earnings....................................................      568,512      493,362
                                                                                 ---------    ---------
                                                                                   845,545      779,524
        Less treasury stock, 2000: 12,230,388; 1999: 8,285,966
             shares at cost..................................................     (294,542)    (201,906)
                                                                                 ---------    ---------
             Total stockholders' equity......................................      551,003      577,618
                                                                                 ---------    ---------
             Total liabilities and stockholders' equity......................    $ 807,105    $ 769,427
                                                                                 =========    =========


See Notes to Consolidated Financial Statements

HARTE-HANKS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS






                                                                          Year Ended December 31,

   In thousands, except per share amounts                            2000          1999          1998
                                                                  ----------    ----------    ----------
   Revenues ...................................................   $  960,773    $  829,752    $  748,546
                                                                  ----------    ----------    ----------
   Operating expenses
        Payroll ...............................................      350,058       300,336       268,957
        Production and distribution ...........................      336,444       306,340       284,572
        Advertising, selling, general and administrative ......       92,330        70,060        64,082
        Depreciation ..........................................       28,494        24,126        21,087
        Goodwill and intangible amortization ..................       15,226        10,662         7,890
                                                                  ----------    ----------    ----------
                                                                     822,552       711,524       646,588
                                                                  ----------    ----------    ----------
   Operating income ...........................................      138,221       118,228       101,958
   Other expenses (income)
        Interest expense ......................................        1,678           349           193
        Interest income .......................................       (2,062)       (5,662)      (13,474)
        Other, net ............................................        1,746           730         1,230
        Pension curtailment gain ..............................           --            --        (2,150)
                                                                  ----------    ----------    ----------
                                                                       1,362        (4,583)      (14,201)
                                                                  ----------    ----------    ----------
   Income before income taxes .................................      136,859       122,811       116,159
   Income tax expense .........................................       54,973        49,870        47,788
                                                                  ----------    ----------    ----------
   Net income .................................................   $   81,886    $   72,941    $   68,371
                                                                  ==========    ==========    ==========

   Basic earnings per common share ............................   $     1.21    $     1.04    $     0.94
                                                                  ==========    ==========    ==========

        Weighted-average common shares outstanding ............       67,517        69,914        72,716
                                                                  ==========    ==========    ==========

   Diluted earnings per common share ..........................   $     1.18    $     1.01    $     0.90
                                                                  ==========    ==========    ==========

        Weighted-average common and
        common equivalent shares outstanding ..................       69,653        72,144        76,057
                                                                  ==========    ==========    ==========


See Notes to Consolidated Financial Statements

HARTE-HANKS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS





                                                                                     Year Ended December 31,

   In thousands                                                                 2000         1999           1998
                                                                             ----------    ----------    ----------
   Cash Flows from Operating Activities
        Net income .......................................................   $   81,886    $   72,941    $   68,371
        Adjustments to reconcile net income
         to net cash provided by continuing operations:
             Depreciation ................................................       28,494        24,126        21,087
             Goodwill and intangible amortization ........................       15,226        10,662         7,890
             Amortization of option-related compensation .................          441           430           592
             Deferred income taxes .......................................        5,942        10,572         4,130
             Pension curtailment gain ....................................           --            --        (2,150)
             Other, net ..................................................          424           224           534
        Changes in operating assets and liabilities,
         net of effects from acquisitions and divestitures:
             Increase in accounts receivable, net ........................      (22,514)      (13,827)      (12,415)
             (Increase) decrease in inventory ............................          839          (848)          900
             Increase in prepaid expenses and other current assets .......       (1,848)       (2,058)       (2,549)
             Increase (decrease) in accounts payable .....................        1,451         5,597        (2,206)
             Increase in other accrued expenses and other liabilities ....        5,095        10,826        10,034
             Other, net ..................................................       (4,511)       (3,281)        1,210
                                                                             ----------    ----------    ----------
                   Net cash provided by continuing operations ............      110,925       115,364        95,428
        Net cash used in discontinued operating activities ...............           --            --      (265,650)
                                                                             ----------    ----------    ----------
                   Net cash provided by (used in) operating activities ...      110,925       115,364      (170,222)
                                                                             ----------    ----------    ----------
   Cash Flows from Investing Activities
        Acquisitions .....................................................      (43,873)     (136,469)      (47,386)
        Purchases of property, plant and equipment .......................      (36,465)      (28,928)      (24,443)
        Proceeds from the sale of property, plant and equipment ..........          432           976         1,385
        Proceeds from divestiture ........................................           --            --         5,769
        Net sales and maturities of available-for-sale
          short-term investments .........................................           --       138,874       249,840
        Other investing activities .......................................          391        (4,005)           --
                                                                             ----------    ----------    ----------
                   Net cash provided by (used in) investing activities ...      (79,515)      (29,552)      185,165
                                                                             ----------    ----------    ----------
   Cash Flows from Financing Activities
        Long-term borrowings .............................................       58,494         5,000            --
        Payments on debt .................................................       (5,000)           --            --
        Issuance of common stock .........................................        6,506         7,082         7,452
        Issuance of treasury stock .......................................           81            87            23
        Purchase of treasury stock .......................................      (92,706)      (87,574)      (71,354)
        Warrants repurchased .............................................       (4,317)           --            --
        Dividends paid ...................................................       (6,736)       (5,578)       (4,372)
                                                                             ----------    ----------    ----------
                   Net cash used in financing activities .................      (43,678)      (80,983)      (68,251)
                                                                             ----------    ----------    ----------

   Net increase (decrease) in cash .......................................      (12,268)        4,829       (53,308)
   Cash and cash equivalents at beginning of period ......................       35,196        30,367        83,675
                                                                             ----------    ----------    ----------
   Cash and cash equivalents at end of period ............................   $   22,928    $   35,196    $   30,367
                                                                             ==========    ==========    ==========

   Supplemental Cash Flow Information:
   Non-cash investing and financing activities:
        Acquisitions -- debt issued (2000) and stock issued (1998) .......   $    6,876    $       --    $    5,752
                                                                             ==========    ==========    ==========


See Notes to Consolidated Financial Statements

HARTE-HANKS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS'
EQUITY


                                                                                                       Accumulated
                                                                  Additional                                 Other          Total
                                                         Common      Paid-in    Retained   Treasury  Comprehensive  Stockholders'
In thousands                                              Stock      Capital    Earnings      Stock  Income (Loss)         Equity
                                                      ---------   ----------  ----------  ---------  -------------  -------------
Balance at January 1, 1998 .......................... $  74,843   $  177,238  $  362,000  $ (47,267) $        (577) $     566,237
Common stock issued -- employee benefit plans........       218        4,018          --         --             --          4,236
Exercise of stock options ...........................       728        2,862          --         --             --          3,590
Tax benefit of options exercised ....................        --        4,031          --         --             --          4,031
Dividends paid ($0.06 per share) ....................        --           --      (4,372)        --             --         (4,372)
Treasury stock issued in conjunction with
  acquisition .......................................        --        1,545          --      4,207             --          5,752
Treasury stock issued ...............................        --            4          --         19             --             23
Treasury stock repurchase ...........................        --           --          --    (71,354)            --        (71,354)
Comprehensive income, net of tax:
     Net income .....................................        --           --      68,371         --             --         68,371
     Change in unrealized gain (loss) on short-term
         investments, net of reclassification
         adjustments (net of tax of $311) ...........        --           --          --         --            577            577
                                                                                                                    -------------
Total comprehensive income ..........................                                                                      68,948

                                                      ---------   ----------  ----------  ---------  -------------  -------------
Balance at December 31, 1998 ........................    75,789      189,698     425,999   (114,395)            --        577,091


Common stock issued -- employee benefit plans .......       215        4,172          --         --             --          4,387
Exercise of stock options ...........................       388        2,307          --         --             --          2,695
Tax benefit of options exercised ....................        --        1,253          --         --             --          1,253
Dividends paid ($0.08 per share) ....................        --           --      (5,578)        --             --         (5,578)
Treasury stock issued ...............................        --           24          --         63             --             87
Treasury stock repurchase ...........................        --           --          --    (87,574)            --        (87,574)
Comprehensive income, net of tax:
     Net income .....................................        --           --      72,941         --             --         72,941
     Change in unrealized gain (loss) on
         long-term investments, net of
         reclassification adjustments
         (net of tax of $6,632) .....................        --           --          --         --         12,316         12,316
                                                                                                                    -------------
Total comprehensive income ..........................                                                                      85,257

                                                      ---------   ----------  ----------  ---------  -------------  -------------
Balance at December 31, 1999 ........................    76,392      197,454     493,362   (201,906)        12,316        577,618


Common stock issued -- employee benefit plans .......       196        3,809          --         --             --          4,005
Exercise of stock options ...........................       328        2,173          --         --             --          2,501
Tax benefit of options exercised ....................        --        1,581          --         --             --          1,581
Dividends paid ($0.10 per share) ....................        --           --      (6,736)        --             --         (6,736)
Treasury stock issued ...............................        --           11          --         70             --             81
Treasury stock repurchase ...........................        --           --          --    (92,706)            --        (92,706)
Warrants repurchased (net of tax of $1,511) .........        --       (2,806)         --         --             --         (2,806)
Comprehensive income, net of tax:
     Net income .....................................        --           --      81,886         --             --         81,886
     Foreign currency translation adjustment ........        --           --          --         --         (1,208)        (1,208)
     Change in unrealized gain (loss) on
          long-term investments, net of
          reclassification adjustments
          (net of tax of $7,115) ....................        --           --          --         --        (13,213)       (13,213)
                                                                                                                    -------------
Total comprehensive income ..........................                                                                      67,465

Balance at December 31, 2000 ........................ $  76,916   $  202,222  $  568,512  $(294,542) $      (2,105) $     551,003
                                                      =========   ==========  ==========  =========  =============  =============



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


CASH EQUIVALENTS AND AVAILABLE-FOR-SALE SECURITIES

All highly liquid investments with a remaining maturity of 90 days or less at the time of purchase are considered to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. The Company considers its investments to be available-for-sale and has recorded its investments at fair value, with the unrealized gain (loss) recognized as a component of accumulated other comprehensive income.


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

     Buildings and improvements         10 to 40 years
     Equipment and furniture             3 to 20 years
     Software                            3 to 10 years

GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangibles are stated on the basis of cost, adjusted as discussed below. Goodwill is amortized on a straight-line basis over 15 to 40 year periods. Other intangibles are amortized on a straight-line basis over a period of 5 to 10 years.

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

At December 31, 2000 and 1999 the Company's goodwill balance was $434.7 million, net of $65.7 million of accumulated amortization, and $405.9 million, net of $51.0 million of accumulated amortization, respectively.


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

Direct and interactive marketing revenue from the production and delivery of data is recognized upon completion and shipment of the work. Revenue from database subscriptions is recognized ratably over the term of the subscription. Service revenue from time-and-materials services is recognized as the services are provided. Revenue from certain service contracts is recognized over the contractual period, using the percentage-of-completion method based on individual costs incurred to date compared with total estimated contract costs. In other instances, progress toward completion is based on performance milestones specified in the contract where such milestones fairly reflect progress toward contract completion.

Revenue from software is recognized in accordance with the American Institute of Certified Public Accountants' (AICPA) Statement of Position ("SOP") 97-2 "Software Revenue Recognition," as amended by SOP 98-9. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the vendor-specific objective evidence of fair values of the respective elements. In accordance with SOP 97-2, the Company has analyzed all of the elements included in its multiple-element arrangements and determined that it has Company-specific objective evidence of fair value to allocate revenue to the license and postcontract customer support (PCS) component of its software license arrangements. The revenue allocated to software products, including time-based software licenses, is recognized upon execution of a licensing agreement and shipment of the software or ratably over the term of the license, depending on the structure and terms of the arrangement. The revenue allocated to PCS is recognized ratably over the term of the support. Revenue allocated to professional services is recognized as the services are performed.

Shopper services are considered rendered when all printing, sorting, labeling and ancillary services have been provided and the mailing material has been received by the United States Postal Service.


RECENT ACCOUNTING PRONOUNCEMENT

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," issued in June 1998, establishes accounting and reporting standards for derivative instruments and hedging activities. This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company will adopt SFAS No. 133, as amended, in the first quarter of 2001 and does not expect it to have a material effect on the Company's financial position or results of operations.


NOTE B -- ACQUISITIONS/DIVESTITURES

PURCHASES

In November 2000, the Company acquired Detroit-based Information Resource Group, a leading provider of business-to-business intelligence solutions to the high-tech, telecommunications and other industries.

In June 2000, the Company acquired the UK based Hi-Tech Marketing Limited, a leading pan-European provider of CRM services to the high-tech, telecommunications and financial services industries.

In October 1999, the Company acquired ZD Market Intelligence, renamed Harte-Hanks Market Intelligence, for $101 million cash from Ziff-Davis, Inc. Harte-Hanks Market Intelligence is a leading provider of database products and solutions to the high- tech and telecommunications industries in the United States, Canada and Europe.

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

In August 1998, the Company acquired Cornerstone Integrated Systems of Austin, Texas, a leading provider of technical and marketing support services to major computer hardware and software manufacturers, as well as other manufacturers in the high-tech industry.

The total cash outlay in 2000 for acquisitions was $43.9 million. In addition, the Company incurred $6.9 million in notes payable for its June 2000 acquisition. The total cash outlay in 1999 for acquisitions was $136.5 million. The total cash outlay in 1998 for acquisitions was $47.4 million. In addition, the Company issued stock with a value of $5.8 million for its November 1998 acquisition.

The operating results of the acquired companies have been included in the accompanying Consolidated Financial Statements from the date of acquisition under the purchase method of accounting.

The following table summarizes, on an unaudited pro forma basis, the estimated combined results of operations of the Company and the 2000 and 1999 acquisitions (Information Resource Group, Hi-Tech Marketing Limited, ZD Market Intelligence, LYNQS Newmedia and Direct Marketing Associates) assuming the acquisitions had taken place at the beginning of the respective year. The pro forma information includes adjustments for a reduction in interest income on cash equivalents and increased interest expense on debt used to finance the acquisitions and amortization of the intangible assets acquired. The unaudited pro forma results of operations are not necessarily indicative of the results that actually would have occurred had the acquisitions been completed at the beginning of the respective year.

In thousands                              For the years ended December 31,
except per share amounts                    2000                  1999
                                          ---------              ---------
   Revenues...................            $ 972,280              $ 891,576

   Net income.................               81,530                 72,580

   Diluted earnings per
      common share ...........                 1.17                   1.01


DIVESTITURES

In May 1998, the Company sold three of its smallest shopper publications, located in Dallas, Texas, Wichita, Kansas and Springfield, Missouri.


NOTE C -- INVESTMENTS

SHORT-TERM INVESTMENTS

In 1999 the Company sold all of its short-term investments and at December 31, 2000 and 1999 held no such investments.

The gross realized gains and losses on the sale of short-term available-for-sale securities were immaterial for the years ended December 31, 1999 and 1998.


LONG-TERM INVESTMENTS

The Company made equity investments totaling $0.7 million and $4.0 in 2000 and 1999, respectively. These investments have been classified as other assets. All such investments for which fair value was readily determinable are considered to be available-for-sale and are recorded at fair value. The related unrealized gains and losses have been reported as a separate component of accumulated other comprehensive income. All other equity investments have been recorded at cost. Long-term investments for which the fair value was readily determinable at December 31, 2000 and 1999 consisted of the following:

                                        December 31, 2000
                                                Gross
                               Original    Unrealized        Fair
In thousands                       Cost   Gain (Loss)       Value
                               --------  ------------      ------
Equity securities...........   $  3,150  $     (1,380)     $1,770
                               --------  ------------      ------
Total.......................   $  3,150  $     (1,380)     $1,770
                               ========  ============      ======



                                        December 31, 1999
                                                Gross
                               Original    Unrealized         Fair
In thousands                       Cost   Gain (Loss)        Value
                               --------  ------------      -------
Equity securities...........   $  2,003  $     18,948      $20,951
                               --------  ------------      -------
Total.......................   $  2,003  $     18,948      $20,951
                               ========  ============      =======


Proceeds from the sale of long-term investments were $1.1 million in 2000. Gross realized gains included in 2000 income were $0.5 million, determined using the average cost method.


NOTE D -- LONG-TERM DEBT

Long-term debt consists of the following:

                                             December 31,
In thousands                                 2000      1999
                                           --------   -------
Revolving loan commitment, various
   interest rates (effective rate of
   7.15% at December 31, 2000),
   due November 4, 2002...............     $ 55,000   $ 5,000

Revolving loan commitment, various
   interest rates (effective rate of
   5.09% at December 31, 2000),
   $2.3 million due December 16,
   2002, remaining $1.2 million
   due July 20, 2003..................        3,493        --

Acquisition note payable, various
   interest rates (effective rate of
   5.51% at December 31, 2000)........        6,877        --

Less current maturities...............           --        --
                                           --------   -------
                                           $ 65,370   $ 5,000
                                           ========   =======

Cash payments for interest were $1.3 million, $0.1 million and $0.1 million for the years ended December 31, 2000, 1999 and 1998, respectively.

CREDIT FACILITIES

On November 4, 1999 the Company obtained two unsecured revolving credit facilities. All borrowings under the $100 million revolving Three-Year Credit Agreement are to be repaid by November 4, 2002. On November 2, 2000 the Company was granted a 364-day extension to its $100 million revolving 364-Day Credit Agreement. All borrowings under the $100 million revolving 364-Day Credit Agreement are to be repaid by November 1, 2001 unless the Company requests and is granted another 364-day extension. Commitment fees on the total credit and interest rates for drawn amounts are determined according to a grid based on the Company's total debt to earnings ratio. Commitment fees range from .08% to .125% for the 364-day facility, and .1% to .15% for the three-year facility. Interest rates on drawn amounts range from EUROLIBOR plus .4% to EUROLIBOR plus .75%. As of December 31, 2000, the Company had $45 million and $100 million of unused borrowing capacity under its Three-Year Credit Agreement and 364-Day Credit Agreement, respectively.

On November 29, 1999 the Company obtained an unsecured credit facility in the amount of 100 million Belgium Francs for the purpose of financing the construction of a new building in Hasselt, Belgium. This facility was increased to 150 million Belgium Francs on July 18, 2000. All borrowings under the original facility amount are to be repaid by December 16, 2002 and any remaining outstanding amounts are to be repaid by July 20, 2003. The Company pays a commitment fee of .1% on the undrawn portion of the commitment. Interest rates on drawn amounts are at EURIBOR plus .15%. As of December 21, 2000, the Company had no unused borrowing capacity under this credit facility.


ACQUISITION NOTE PAYABLE

In June 2000, the Company issued a note payable of 4.6 million British Pounds in connection with an acquisition. This note payable is due upon demand, but must be repaid no later than December 31, 2001. Interest on the note is at LIBOR minus .75%. It is the Company's intent to repay this note with borrowings under the Company's three-year revolving credit facility.


NOTE E -- INCOME TAXES

The components of income tax expense are as follows:

                                    Year Ended December 31,
   In thousands                  2000         1999         1998
                              ----------   ----------   ----------
   Current

       Federal ............   $   40,502   $   32,099   $   33,949

       State and local ....        6,679        6,079        9,012

       Foreign ............        1,850        1,120          697
                              ----------   ----------   ----------
          Total current ...   $   49,031   $   39,298   $   43,658
                              ==========   ==========   ==========

   Deferred

       Federal ............   $    5,321   $    8,564   $    4,175

       State and local ....          621        2,008          (45)
                              ----------   ----------   ----------
          Total deferred ..   $    5,942   $   10,572   $    4,130
                              ==========   ==========   ==========

Included in income tax expense for 1998 is tax expense of $0.8 million related to the pension curtailment gain.

The differences between total income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes were as follows:

                                          Year Ended December 31,
In thousands                       2000             1999           1998
                               -------------   -------------   -------------
Computed expected
  income tax
  expense ..................   $ 47,900  35%   $ 42,984  35%   $ 40,656  35%

Net effect of state
  income taxes .............      4,857   4%      5,256   4%      5,891   5%

Effect of goodwill
  amortization .............      1,633   1%      1,344   1%      1,230   1%

Effect of
  non-taxable
  investment
  income ...................         --   0%        (50)  0%       (424)  0%

Change in the beginning
  of the year balance
  of the valuation
  allowance ................       (112)  0%         --   0%        (63)  0%

Other, net .................        695   0%        336   0%        498   0%
                               --------  --    --------  --    --------  --
Income tax expense
  for the period ...........   $ 54,973  40%   $ 49,870  41%   $ 47,788  41%
                               ========  ==    ========  ==    ========  ==


Total income tax expense (benefit) was allocated as follows:

                              Year Ended December 31,
In thousands                  2000      1999      1998
                            --------  --------  --------
Results of operations....   $ 54,973  $ 49,870  $ 47,788

Stockholders' equity.....    (10,207)    5,379    (3,720)
                            --------  --------  --------
Total....................   $ 44,766  $ 55,249  $ 44,068
                            ========  ========  ========


The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:

                                                         December 31,
   In thousands                                       2000           1999
                                                    --------       --------
   Deferred tax assets:

      Deferred compensation
         and retirement plans ...................   $  2,430       $  4,229

      Accrued expenses not
         deductible until paid ..................      2,979          3,068

      Accounts receivable, net ..................      1,264            583

      Other, net ................................        806            157

      State net operating loss
         carryforwards ..........................        455            475
                                                    --------       --------
            Total gross deferred
               tax assets .......................      7,934          8,512

      Less valuation allowance ..................       (455)          (475)
                                                    --------       --------
         Net deferred tax assets ................      7,479          8,037
                                                    --------       --------

   Deferred tax liabilities:

      Property, plant and equipment .............    (13,646)       (12,823)

      Goodwill ..................................    (11,626)        (8,052)

      State income tax ..........................       (566)          (493)

      Other, net ................................         --             (1)
                                                    --------       --------

            Total gross deferred
               tax liabilities ..................    (25,838)       (21,369)
                                                    --------       --------
         Net deferred tax liabilities ...........   $(18,359)      $(13,332)
                                                    ========       ========

The valuation allowance for deferred tax assets as of January 1, 1999 was $188,650. The valuation allowance at December 31, 2000 and 1999 relate to state net operating losses, which are not expected to be realized.

The net deferred tax asset (liability) is recorded both as a current deferred income tax asset and as other long-term liabilities based upon the classification of the related temporary difference.

Cash payments for income taxes were $47.8 million, $39.1 million and $302.1 million ($265.7 million related to gain on sale of discontinued operations) in 2000, 1999 and 1998, respectively.


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

In 1994, the Company adopted a non-qualified, supplemental pension plan covering certain employees, which provides for incremental pension payments so that total pension payments equal those amounts that would have been payable from the Company's principal pension plan if it were not for limitations imposed by income tax regulation. The benefits under this supplemental pension plan will continue to accrue as if the principal pension plan had not been frozen.

The status of the Company's defined benefit pension plans at year-end was as follows:

                                           Year ended December 31,
   In thousands                               2000          1999
                                           ----------    ----------
   CHANGE IN BENEFIT OBLIGATION

   Benefit obligation
      at beginning of year .............   $   68,685    $   86,332

   Service cost ........................          338           365

   Interest cost .......................        5,373         5,215

   Actuarial loss (gain) ...............       15,729       (18,708)

   Benefits paid .......................       (4,756)       (4,519)
                                           ----------    ----------
   Benefit obligation at end of year ...       85,369        68,685
                                           ----------    ----------

   CHANGE IN PLAN ASSETS

   Fair value of plan assets
      at beginning of year .............      101,679        85,548

   Actual return on plan assets ........       (6,567)       20,650

   Benefits paid .......................       (4,756)       (4,519)
                                           ----------    ----------

   Fair value of plan assets
      at end of year ...................       90,356       101,679
                                           ----------    ----------

   Funded status .......................        4,987        32,994

   Unrecognized actuarial loss (gain) ..        3,919       (29,904)

   Unrecognized prior service cost .....          684           750
                                           ----------    ----------
   Net amount recognized ...............   $    9,590    $    3,840
                                           ==========    ==========

The Company's non-qualified pension plan has an accumulated benefit obligation in excess of its assets of $7.0 million at December 31, 2000.

The weighted-average assumptions used for measurement of the defined pension plans were as follows:

                                                 December 31,
                                         2000        1999        1998
                                        ------      ------      ------
WEIGHTED-AVERAGE ASSUMPTIONS
   AS OF DECEMBER 31

Discount rate ..................          7.50%       8.00%       6.00%

Expected return
   on plan assets ..............         10.00%      10.00%      10.00%

Rate of compensation
   increase ....................          4.00%       4.00%       4.00%

Net pension cost for both plans included the following components:

                                              December 31,
In thousands                          2000        1999        1998
                                    --------    --------    --------
COMPONENTS OF NET PERIODIC
   BENEFIT COST (INCOME)

Service cost ....................   $    338    $    365    $  4,207

Interest cost ...................      5,373       5,215       5,759

Expected return
   on plan assets ...............     (9,951)     (8,351)     (8,243)

Amortization of
   prior service cost ...........         65          65           4

Recognized actuarial loss
   (gain) .......................     (1,575)        151          27

Recognized curtailment
   (gain) .......................         --          --      (2,150)
                                    --------    --------    --------
Net periodic benefit income .....   $ (5,750)   $ (2,555)   $   (396)
                                    ========    ========    ========


Prior to January 1, 1999, the Company also sponsored several 401(k) plans to provide employees with additional income upon retirement. The Company generally matched a portion of employees' voluntary before-tax contributions. Employees were fully vested in their own contributions and generally vested in the Company's matching contributions upon three years of service. Effective January 1, 1999, changes were made that combined all 401(k) plans and allowed for immediate vesting of enhanced Company matching contributions. Total 401(k) expense recognized by the Company in 2000, 1999 and 1998 was $6.2 million, $5.1 million, and $1.4 million, respectively.

The 1994 Employee Stock Purchase Plan provides for a total of 2,000,000 shares to be sold to participating employees at 85% of the fair market value at specified quarterly investment dates. Shares available for sale totaled 453,198 at December 31, 2000.


NOTE G -- STOCKHOLDERS' EQUITY

In January 2001, the Company announced an increase in the regular quarterly dividend from 2.5 cents per share to 3 cents per share, payable March 15, 2001 to holders of record on March 1, 2001.

During 2000 the Company repurchased 3,947,856 shares of its common stock for $92.7 million under its stock repurchase program. In December 2000, the Company authorized an increase of four million shares in the Company's stock repurchase program. As of December 31, 2000 the Company has repurchased 14.0 million shares since the beginning of its stock repurchase program in January 1997. Under this program, the Company has authorization to repurchase an additional 4.6 million shares.

NOTE H -- STOCK OPTION PLANS

1984 PLAN

In 1984, the Company adopted a Stock Option Plan ("1984 Plan") pursuant to which it issued to officers and key employees options to purchase shares of common stock at prices equal to the market price on the grant date. Market price was determined by the Board of Directors for purposes of granting stock options and making repurchase offers. Options granted under the 1984 Plan become exercisable five years after date of grant. At December 31, 2000, 1999 and 1998, options to purchase 126,000 shares, 216,000 shares and 340,800 shares, respectively, were outstanding under the 1984 Plan, with an exercise price of $3.33 per share at December 31, 2000. No additional options will be granted under the 1984 Plan.

1991 PLAN

The Company adopted the 1991 Stock Option Plan ("1991 Plan") pursuant to which it may issue to officers and key employees options to purchase up to 8,000,000 shares of common stock. Options have been granted at prices equal to the market price on the grant date ("market price options") and at prices below market price ("performance options"). As of December 31, 2000, 1999 and 1998, market price options to purchase 6,597,025 shares, 5,873,475 shares and 5,058,550 shares, respectively, were outstanding with exercise prices ranging from $3.33 to $26.19 per share at December 31, 2000. Market price options granted prior to January 1998 become exercisable after the fifth anniversary of their date of grant. Beginning January 1998, market price options generally become exercisable in 25% increments on the second, third, fourth and fifth anniversaries of their date of grant. The weighted-average exercise price for outstanding options and exercisable options at December 31, 2000 was $15.10 and $7.43, respectively. The weighted-average remaining life for outstanding options was 6.18 years.

At December 31, 2000, 1999 and 1998, performance options to purchase 716,600 shares, 739,400 shares and 724,700 shares, respectively, were outstanding with exercise prices ranging from $0.33 to $2.00 per share at December 31, 2000. The performance options become exercisable in whole or in part after three years, and the extent to which they become exercisable at that time depends upon the extent to which the Company achieves certain goals established at the time the options are granted. That portion of the performance options which does not become exercisable at an earlier date becomes exercisable after the ninth anniversary of the date of grant. Compensation expense of $0.4 million, $0.4 million and $0.6 million was recognized for the performance options for the years ended December 31, 2000, 1999 and 1998, respectively. The weighted-average exercise price for outstanding options and exercisable options at December 31, 2000 was $0.54 and $0.41, respectively. The weighted-average remaining life for outstanding options was 3.09 years.


DIMARK

In connection with the DiMark merger, DiMark's outstanding stock options were converted into options to acquire approximately 3.0 million shares of Harte-Hanks common stock. There were no outstanding DiMark options as of December 31, 2000. As of December 31, 1999 and 1998, DiMark options to purchase 54,792 shares and 182,864 shares, respectively, were outstanding.

The following summarizes all stock option plans activity during 2000, 1999 and 1998:

                                                    WEIGHTED
                                      NUMBER        AVERAGE
                                     OF SHARES    OPTION PRICE
                                    ----------    ------------
   Options outstanding at
      January 1, 1998 ...........    5,996,916    $       7.13

   Granted ......................    1,315,050           19.13

   Exercised ....................     (727,980)           4.45

   Cancelled ....................     (277,072)          12.05
                                   -----------

   Options outstanding
      at December 31, 1998 ......    6,306,914            9.72

   Granted ......................    1,575,350           22.29

   Exercised ....................     (388,097)           6.76

   Cancelled ....................     (610,500)          17.88
                                   -----------

   Options outstanding
      at December 31, 1999 ......    6,883,667           12.04

   GRANTED ......................    1,163,600           22.01

   EXERCISED ....................     (327,992)           7.37

   CANCELLED ....................     (279,650)          20.20
                                   -----------

   OPTIONS OUTSTANDING
      AT DECEMBER 31, 2000 ......    7,439,625    $      13.50
                                   ===========
   EXERCISABLE AT
      DECEMBER 31, 2000 .........    2,852,831    $       5.75
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

Had compensation expense for the Company's options been determined based on the fair value at the grant date for awards since January 1, 1995, consistent with the provisions of SFAS No. 123, the Company's net income and diluted earnings per share would have been reduced to the pro forma amounts indicated below.



In thousands                                    Year ended December 31,
except per share amounts                   2000         1999         1998
Net income -- as reported ...........   $   81,866   $   72,941   $   68,371

Net income -- pro forma .............       77,245       68,923       65,636

Diluted earnings
   per share -- as reported .........         1.18         1.01         0.90

Diluted earnings
   per share -- pro forma ...........         1.11         0.95         0.86

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998:

                                                Year ended December 31,
                                          2000         1999           1998
                                       ----------   ----------     ----------
   Expected dividend yield...........         0.4%         0.3%           0.3%

   Expected stock price volatility...        23.0%        22.0%          21.0%

   Risk free interest rate...........         6.0%         6.0%           6.0%

   Expected life of options..........  3-10 years   3-10 years     3-10 years


The weighted-average fair value of market price options granted during 2000, 1999 and 1998 was $9.66, $9.24 and $7.79, respectively. The weighted-average fair value of performance options granted during 1999 and 1998 was $22.54 and $16.82, respectively. The Company did not grant any performance options during 2000.


NOTE I -- FAIR VALUE OF FINANCIAL INSTRUMENTS

Because of their maturities and/or variable interest rates, certain financial instruments of the Company have fair values approximating their carrying values. These instruments include revolving credit agreements, accounts receivable, trade payables, and miscellaneous notes receivable and payable. The Company's equity securities which have a readily determinable fair value are recorded at fair value. (See Note C.)

NOTE J -- COMMITMENTS AND CONTINGENCIES

At December 31, 2000, the Company had outstanding letters of credit in the amount of $12.6 million. These letters of credit exist to support an acquisition related note, the Company's insurance programs relating to worker's compensation, automobile and general liability, and leases.


NOTE K -- LEASES

The Company leases certain real estate and equipment under various operating leases. Most of the leases contain renewal options for varying periods of time. The total rent expense applicable to operating leases was $26.3 million, $23.0 million and $18.5 million for the years ended December 31, 2000, 1999 and 1998, respectively.

The future minimum rental commitments for all non-cancellable operating leases with terms in excess of one year as of December 31, 2000 are as follows:

   In thousands
   2001........................................   $ 23,135

   2002........................................     18,697

   2003........................................     13,768

   2004........................................      9,656

   2005........................................      5,184

   After 2005..................................     21,613
                                                  --------
                                                  $ 92,053
                                                  ========


NOTE L -- EARNINGS PER SHARE

A reconciliation of basic and diluted earnings per share is as follows:

   In thousands                                   Year ended December 31,
   except per share amounts                     2000       1999       1998
   ------------------------                   --------   --------   --------
   BASIC EPS

   Net income .............................   $ 81,886   $ 72,941   $ 68,371
                                              ========   ========   ========

   Weighted-average common
      shares outstanding used
      in earnings per share
       computations .......................     67,517     69,914     72,716
                                              ========   ========   ========

   Earnings per share .....................   $   1.21   $   1.04   $   0.94
                                              ========   ========   ========

   DILUTED EPS

   Net income .............................   $ 81,886   $ 72,941   $ 68,371
                                              ========   ========   ========

   Shares used in earnings per
      share computations ..................     69,653     72,144     76,057
                                              ========   ========   ========

   Earnings per share .....................   $   1.18   $   1.01   $   0.90
                                              ========   ========   ========

   COMPUTATION OF SHARES USED IN EARNINGS
      PER SHARE COMPUTATIONS

   Average outstanding
      common shares .......................     67,517     69,914     72,716

   Average common equivalent
      shares -- dilutive effect
      of option shares ....................      2,136      2,230      3,341
                                              --------   --------   --------

   Shares used in net earnings
      per share computations ..............     69,653     72,144     76,057
                                              ========   ========   ========


As of December 31, 2000 the Company had 864,864 antidilutive market price options outstanding.

NOTE M -- SELECTED QUARTERLY DATA (UNAUDITED)

   In thousands,                                  2000 Quarter Ended                           1999 Quarter Ended
                                 ----------------------------------------------  ---------------------------------------------
   except per share amounts      December 31  September 30  June 30   March 31   December 31  September 30  June 30   March 31
                                 -----------  ------------  -------   ---------  -----------  ------------  --------  --------
   Revenues....................  $   255,818  $    243,205  $235,693  $ 226,057  $   236,959  $    207,632  $197,033  $188,128

   Operating income............       36,824        35,400    35,846     30,151       33,423        30,263    30,441    24,101

   Net income..................       21,605        21,132    21,395     17,754       20,236        18,603    18,768    15,334

   Basic earnings per share....         0.33          0.31      0.31       0.26         0.30          0.27      0.27      0.22

   Diluted earnings per share..         0.32          0.30      0.30       0.25         0.29          0.26      0.26      0.21

NOTE N -- BUSINESS SEGMENTS

Harte-Hanks is a highly focused targeted media company with operations in two segments -- direct and interactive marketing and shoppers.

The Company's direct and interactive marketing segment offers a complete range of specialized, coordinated and integrated direct marketing services from a single source. CRM and Marketing Services are provided in the direct and interactive marketing segment. CRM revenues were $419.5 million, $335.5 million and $301.3 million in 2000, 1999 and 1998, respectively. Marketing Services' revenues were $242.5 million, $223.8 million and $192.6 million in 2000, 1999 and 1998, respectively. The Company utilizes advanced technologies to enable its customers to identify, reach, influence and nurture specific consumers or businesses. The Company's direct and interactive marketing customers include many of America's largest retailers, banks, mutual fund companies, pharmaceutical companies, healthcare organizations, insurance companies, high-tech firms and telecommunications firms, along with a growing number of customers in such selected markets as automotive, utilities and hospitality. Its client base is both domestic and international.

The Company's shoppers segment produces weekly advertising publications primarily delivered free by third-class mail to all households in a particular geographic area. Shoppers offer advertisers a targeted, cost-effective local advertising system, with virtually 100% penetration in their area of distribution. Shoppers are particularly effective in large markets with high media fragmentation in which major metropolitan newspapers generally have low penetration.

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

The operating results of Harte-Hanks Direct Marketing include the acquisitions of Information Resource Group in November 2000 and Hi-Tech Marketing Limited in June 2000.

         Information about the Company's operations in different industry segments:





                                                         Year Ended December 31,

   In thousands                                      2000          1999          1998
                                                  ----------    ----------    ----------
   Revenues
      Direct Marketing ........................   $  662,044    $  559,262    $  493,898
      Shoppers ................................      298,729       270,490       254,648
                                                  ----------    ----------    ----------
        Total revenues ........................   $  960,773    $  829,752    $  748,546
                                                  ==========    ==========    ==========

   Operating income
      Direct Marketing ........................   $   91,450    $   79,164    $   69,648
      Shoppers ................................       55,710        47,015        40,507
      Corporate Activities ....................       (8,939)       (7,951)       (8,197)
                                                  ----------    ----------    ----------
        Total operating income ................   $  138,221    $  118,228    $  101,958
                                                  ==========    ==========    ==========

   Income before income taxes
      Operating income ........................   $  138,221    $  118,228    $  101,958
      Interest expense ........................       (1,678)         (349)         (193)
      Interest income .........................        2,062         5,662        13,474
      Other, net ..............................       (1,746)         (730)       (1,230)
      Pension curtailment gain ................           --            --         2,150
                                                  ----------    ----------    ----------
        Total income before income taxes ......   $  136,859    $  122,811    $  116,159
                                                  ==========    ==========    ==========

   Depreciation
      Direct Marketing ........................   $   23,022    $   18,804    $   15,977
      Shoppers ................................        5,393         5,235         5,025
      Corporate Activities ....................           79            87            85
                                                  ----------    ----------    ----------
        Total depreciation ....................   $   28,494    $   24,126    $   21,087
                                                  ==========    ==========    ==========

   Goodwill and intangible amortization
      Direct Marketing ........................   $   11,156    $    6,593    $    3,703
      Shoppers ................................        4,070         4,069         4,187
                                                  ----------    ----------    ----------
        Total goodwill and intangible
           amortization........................   $   15,226    $   10,662    $    7,890
                                                  ==========    ==========    ==========

   Total assets
      Direct Marketing ........................   $  589,552    $  512,066    $  341,653
      Shoppers ................................      187,905       196,121       197,885
      Corporate Activities ....................       29,648        61,240       175,675
                                                  ----------    ----------    ----------
        Total assets ..........................   $  807,105    $  769,427    $  715,213
                                                  ==========    ==========    ==========

   Capital expenditures
      Direct Marketing ........................   $   34,030    $   24,450    $   18,655
      Shoppers ................................        2,408         4,434         5,764
      Corporate Activities ....................           27            44            24
                                                  ----------    ----------    ----------
        Total capital expenditures ............   $   36,465    $   28,928    $   24,443
                                                  ==========    ==========    ==========


Information about the Company's operations in different geographic areas:

                                                    Year Ended December 31,

   In thousands                                 2000           1999       1998
                                              ---------     ---------   ---------
Revenues(a)
   United States............................  $ 917,160     $ 800,700   $ 724,659
   Other countries..........................     43,613        29,052      23,887
                                              ---------     ---------   ---------
        Total revenues......................  $ 960,773     $ 829,752   $ 748,546
                                              =========     =========   =========

Long-lived assets(b)
   United States............................  $ 104,507     $ 102,630   $  89,905
   Other countries..........................      7,558         3,620       2,369
                                              ---------     ---------   ---------
        Total long-lived assets.............  $ 112,065     $ 106,250   $  92,274
                                              =========     =========   =========


(a)  Geographic revenues are based on the location of the customer.
(b)  Long-lived assets are based on physical location.

FIVE-YEAR FINANCIAL SUMMARY


   IN THOUSANDS, EXCEPT PER SHARE AMOUNTS                  2000          1999          1998             1997             1996
                                                        ----------    ----------    ----------       ----------       ----------
   Statement of Operations Data
     Revenues .......................................   $  960,773    $  829,752    $  748,546       $  638,349       $  515,460
     Operating expenses
        Payroll, production and distribution ........      686,502       606,676       553,529          479,742          392,494
        Selling, general and administrative .........       92,330        70,060        64,082           59,054           43,632
        Depreciation ................................       28,494        24,126        21,087           17,327           13,779
        Goodwill and intangible amortization ........       15,226        10,662         7,890            5,134            3,658
        Merger costs ................................           --            --            --               --           12,136(a)
                                                        ----------    ----------    ----------       ----------       ----------
           Total operating expense ..................      822,552       711,524       646,588          561,257          465,699
                                                        ----------    ----------    ----------       ----------       ----------
   Operating income .................................      138,221       118,228       101,958           77,092           49,761
   Interest expense, net ............................         (384)       (5,313)      (13,281)           1,777            6,629
   Income from continuing operations(b) .............       81,886        72,941        68,371(c)        44,271(d)        23,084(e)
   Income from continuing operations
        after extraordinary items, net of taxes .....       81,886        72,941        68,371           43,396(f)        23,084
   Earnings from continuing operations
        per common share -- diluted .................         1.18          1.01          0.90(c)          0.57(d)          0.30(e)
   Earnings from continuing operations after extra-
        ordinary items per common share -- diluted ..         1.18          1.01          0.90(c)          0.56(f)          0.30(e)
   Cash dividends per common share ..................         0.10          0.08          0.06             0.04             0.03
   Weighted-average common and common
        equivalent shares outstanding -- diluted ....       69,653        72,144        76,057           77,000           77,154
   Segment Data
        Revenues
           Direct Marketing .........................   $  662,044    $  559,262    $  493,898       $  425,489       $  330,255
           Shoppers .................................      298,729       270,490       254,648          212,860          185,205
                                                        ----------    ----------    ----------       ----------       ----------
           Total revenues ...........................   $  960,773    $  829,752    $  748,546       $  638,349       $  515,460
                                                        ==========    ==========    ==========       ==========       ==========

        Operating income
           Direct Marketing .........................   $   91,450    $   79,164    $   69,648       $   54,360       $   44,794
           Shoppers .................................       55,710        47,015        40,507           31,089           24,017
           General corporate ........................       (8,939)       (7,951)       (8,197)          (8,357)         (19,050)
                                                        ----------    ----------    ----------       ----------       ----------
           Total operating income ...................   $  138,221    $  118,228    $  101,958       $   77,092       $   49,761
                                                        ==========    ==========    ==========       ==========       ==========

   Other Data
        Operating cash flow(g) ......................   $  181,941    $  153,016    $  130,935       $   99,553       $   67,198(h)
        Capital expenditures ........................       36,465        28,928        24,443           28,396           23,885
   Balance Sheet Data (at end of period)
        Property, plant and equipment, net ..........   $  112,065    $  106,250    $   92,274       $   89,351       $   72,195
        Goodwill and other intangibles, net .........      439,148       409,791       290,831          250,363          142,053
        Total assets ................................      807,105       769,427       715,213          954,923          343,005
        Total long term debt ........................       65,370         5,000            --               --          218,005
        Total stockholders' equity ..................      551,003       577,618       577,091          566,237          252,692



(a) Merger costs of $12.1 million related to DiMark merger.
(b) Represents income and earnings from continuing operations per common share before extraordinary items.
(c) Includes non-recurring pension gain of $1.3 million, or two cents per share, net of $0.8 million income tax expense. Excluding this gain, earnings were $0.88 per share.
(d) Includes non-recurring income of $0.4 million, or one-half cent per share, net of $0.4 million income tax expense related to the sale of stock in another company partially offset by other non-recurring items. Excluding this income, earnings were $0.57 per share.
(e) Includes merger costs of $8.7 million, or 11 cents per share, net of $3.4 million income tax benefit. Excluding these costs, earnings were $0.41 per share.
(f) Includes extraordinary loss from the early extinguishment of debt of $0.9 million, net of $0.6 million income tax benefit.
(g) Operating cash flow is defined as operating income plus depreciation and goodwill amortization. Operating cash flow is not intended to represent cash flow or any other measure of performance in accordance with generally accepted accounting principles.
(h) Excluding 1996 merger costs, operating cash flow was $79,334.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Harte-Hanks, Inc.:


     We have audited the accompanying consolidated balance sheets of Harte-Hanks, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harte-Hanks, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



/s/ KPMG LLP

San Antonio, Texas

January 29, 2001


CORPORATE INFORMATION

COMMON STOCK

     The Company's common stock is listed on the New York Stock Exchange (symbol: HHS). The quarterly stock price ranges for 2000 and 1999 were as follows:

                              2000                 1999
                         High      Low       High      Low
                       --------  --------  --------  --------
   First Quarter.....   26.7500   19.6250   29.2500   24.1250

   Second Quarter....   25.9375   21.0000   28.0000   22.6250

   Third Quarter.....   27.8750   24.3750   27.4375   21.7500

   Fourth Quarter....   28.4375   21.5000   23.9375   19.5625


   In 2000, quarterly dividends were paid at the rate of 2.5 cents per share. In 1999, quarterly dividends were paid at the rate of 2 cent per share.

There are approximately 3,100 holders of record.


     TRANSFER AGENT AND REGISTRAR
     State Street Bank and Trust Company
     c/o EquiServe Limited Partnership
     P. O. Box 8200
     Boston, Massachusetts  02266-8200


     Annual Meeting of Stockholders
     The annual meeting of stockholders will be held at 10:00 a.m. on May 8, 2001, at 200 Concord Plaza Drive,
     First Floor, San Antonio, Texas.

     FORM 10-K ANNUAL REPORT
     A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained, without charge, upon written request to:


     Donald R. Crews, Secretary
     Harte-Hanks, Inc.
     P. O. Box 269
     San Antonio, Texas 78291-0269

DIRECTORS                              OFFICERS                                 GARY J. SKIDMORE
                                                                                Senior Vice President,
DAVID L. COPELAND                      LARRY FRANKLIN                           Direct Marketing
President, SIPCO, Inc.                 Chairman and
                                       Chief Executive Officer                  ROBERT G. BROWN
DR. PETER T. FLAWN                                                              Vice President, Direct Marketing
President Emeritus                     RICHARD M. HOCHHAUSER
The University of Texas at Austin      President and                            KATHY S. CALTA
Chairman, Audit Committee              Chief Operating Officer                  Vice President, Direct Marketing

LARRY FRANKLIN                         CRAIG COMBEST                            JAMES S. DAVIS
Chairman and                           Senior Vice President,                   Vice President, Direct Marketing
Chief Executive Officer                Direct Marketing
                                                                                Bill Goldberg
CHRISTOPHER M. HARTE                   DONALD R. CREWS                          Vice President, Direct Marketing
Private Investor                       Senior Vice President,
                                       Legal and Secretary                      Spencer A. Joyner, Jr.
HOUSTON H. HARTE                                                                Vice President, Direct Marketing
Vice Chairman                          CHARLES DALL'ACQUA
                                       Senior Vice President,                   FEDERICO ORTIZ
RICHARD M. HOCHHAUSER                  Direct Marketing                         Vice President, Tax
President and
Chief Operating Officer                PETER E. GORMAN                          R. TANN TUELLER
                                       Senior Vice President, Shoppers          Vice President, Direct Marketing
JAMES L. JOHNSON
Chairman Emeritus,                     JACQUES D. KERREST                       JESSICA M. HUFF
GTE Corporation                        Senior Vice President,                   Controller and
Chairman, Compensation Committee       Finance and Chief Financial Officer      Chief Accounting Officer

--------------------------------------------------------------------------------


HARTE-HANKS OPERATIONS               Bloomfield, Connecticut         Slough, England
                                     Cherry Hill, New Jersey         Thatcham, England
CORPORATE OFFICE                     Cincinnati, Ohio                Toronto, Canada
                                     Clearwater, Florida
San Antonio, Texas                   Dallas/Grand Prairie, Texas     SHOPPERS
http://www.harte-hanks.com           Deerfield Beach, Florida
                                     Fullerton, California           THE FLYER
DIRECT AND                           Jacksonville, Florida           South Florida
INTERACTIVE MARKETING                Kansas City, Kansas             http://www.theflyer.com
                                     Langhorne, Pennsylvania
CRM                                  Memphis, Tennessee              PENNYSAVER
                                     New York, New York              Northern California
Austin, Texas                        Sacramento, California          http://www.pennysaverusa.com
Billerica, Massachusetts             Westville, New Jersey
Dallas, Texas                        Wilkes-Barre, Pennsylvania      PENNYSAVER/SOUTH COAST SHOPPER
Glen Burnie, Maryland                                                Southern California --
La Jolla, California                 NATIONAL SALES HEADQUARTERS     Greater Los Angeles Area
Lake Katrine, New York                                               http://www.pennysaverusa.com
Lake Mary, Florida                   Cincinnati, Ohio
Los Angeles, California              Kansas City, Kansas             PENNYSAVER/BARGAIN BULLETIN
New York, New York                   La Jolla, California            Southern California --
River Edge, New Jersey                                               Greater San Diego Area
Sterling Heights, Michigan           INTERNATIONAL OFFICES           http://www.pennysaverusa.com
Sunnyvale, California
West Bridgewater, Massachusetts      Dublin, Ireland
                                     Hasselt, Belgium
MARKETING SERVICES                   London, England
                                     Madrid, Spain
Baltimore, Maryland                  Melbourne, Australia
Bellmawr, New Jersey                 Sao Paulo, Brazil
                                     Sevres, France


                                                                              33