Form 10-K405, Exhibit 13
period 2001-12-31
HARTE HANKS INC
filed 2002-03-29
CIK 45919

                                                                      EXHIBIT 13


FINANCIAL CONTENTS

MANAGING TODAY'S CHALLENGES, EXPLORING TOMORROW'S OPPORTUNITIES

Throughout our history, our successes can be traced to strong leadership across the Harte-Hanks organization. Given the current economic challenges, strong leaders -- those who provide guidance, motivation and direction -- are more valuable than ever. The breadth and depth of experience the Harte-Hanks team brings to the table is rare. It is what will see us through difficult times and guide us toward a bright future.

As a result, every Harte-Hanks employee shares common bonds: we understand clients and their marketplace challenges, we embrace technology, and we commit to winning.

NOW MORE THAN EVER, OUR PEOPLE MAKE IT HAPPEN.

MANAGEMENT'S
DISCUSSION AND ANALYSIS ....................     12

CONSOLIDATED
BALANCE SHEETS .............................     18

CONSOLIDATED STATEMENTS
OF OPERATIONS ..............................     19

CONSOLIDATED STATEMENTS
OF CASH FLOWS ..............................     20

CONSOLIDATED STATEMENTS
OF STOCKHOLDERS' EQUITY
AND COMPREHENSIVE INCOME ...................     21

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS .......................     22

FIVE-YEAR FINANCIAL SUMMARY ................     31

INDEPENDENT AUDITORS' REPORT ...............     32

CORPORATE INFORMATION ......................     32

DIRECTORS, OFFICERS AND
HARTE-HANKS OPERATIONS .....................     33

[DAVE CLARK, TIMOTHY SHERMAN, PAUL GAGLIARDI, ELAINE BUCKLEY, RICK CLUFF, GREG SNYDER, HOWARD YOUNG PHOTO]

                                                              2001 ANNUAL REPORT

OVERVIEW

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company's overall performance reflects its commitment to its strategy of remaining a market leader in the targeted media industry, introducing new products and entering new markets, investing in technology and people, and increasing shareholder value. Harte-Hanks is an international direct and interactive marketing services company that provides end-to-end customer relationship management (CRM), related marketing services and shopper publications to a wide range of industries serving both consumer and business-to-business markets. The Company's solutions use technology as the enabler to capture, analyze and disseminate customer and prospect data at all points of contact. The Harte-Hanks customer-centric models allow it to be the overall solutions provider for driving traffic to brick-and-mortar locations, Web sites or call/contact centers. A full-service approach -- CRM professional services to implementation to ongoing support; strong product and service brands including Allink(TM), Trillium(TM), nTouch and PennySaver; the use of targeted media from mail to Internet to Web to telephone; end-to-end execution from design and print to personalized mail and e-mail production; and shopper ads that are highly targeted by geography and other cluster groupings that are driven by geography -- supports Harte-Hanks customer-centric beliefs. As of December 31, 2001, the Company's highly targeted advertising shopper publications covered 800 geographic zones and reached nearly 10 million households each week.

Harte-Hanks has grown internally by adding new customers and products, cross-selling existing products, entering new markets and expanding its international presence. The Company also used proceeds from the sales of its newspaper and television operations, borrowings against its credit facilities and its excess cash flows to fund several acquisitions in 1999, 2000 and 2001. These acquisitions, as well as several previous acquisitions, have enhanced the Company's growth over the past three years. Harte-Hanks has funded $209.6 million in acquisitions during the period 1999 through 2001. These acquisitions have all been in the Company's direct and interactive marketing segment, which now comprises approximately 66% of the Company's revenues.

Harte-Hanks derives its revenues from the sale of direct and interactive marketing and advertising services. As a worldwide business, direct and interactive marketing is affected by general national and international economic trends. Shoppers operate in local markets and are affected by the strength of the local economies. The Company's principal expense items are payroll, postage, transportation and paper.

HARTE-HANKS, INC.

RESULTS OF OPERATIONS

Operating results were as follows:

     In thousands                  2001         % CHANGE          2000         % CHANGE         1999
     ------------               ----------     ----------      ----------     ----------     ----------
     Revenues                   $  917,928           (4.5)     $  960,773           15.8     $  829,752
     Operating expenses            778,298           (5.4)        822,552           15.6        711,524
                                ----------                     ----------                    ----------
     Operating income           $  139,630            1.0      $  138,221           16.9     $  118,228
                                ==========                     ==========                    ==========

Consolidated revenues declined 4.5% to $917.9 million while operating income grew 1.0% to $139.6 million in 2001 compared to 2000. Overall operating expenses decreased 5.4% to $778.3 million. The Company's overall results reflect revenue and operating income declines in its direct and interactive marketing segment, partially offset by increased revenue and operating income in the shopper segment.

Overall growth in 2000 revenues and operating income resulted from acquisitions, increased business from both new and existing customers and from the sale of new products and services. Overall operating expenses increased as a result of the overall revenue growth, including the acquisitions, and the hiring of additional personnel to support the growth.

DIRECT MARKETING

Direct marketing operating results were as follows:

     In thousands                  2001         % CHANGE          2000         % CHANGE         1999
     ------------               ----------     ----------      ----------     ----------     ----------
     Revenues                   $  601,901           (9.1)     $  662,044           18.4     $  559,262
     Operating expenses            516,881           (9.4)        570,594           18.8        480,098
                                ----------                     ----------                    ----------
     Operating income           $   85,020           (7.0)     $   91,450           15.5     $   79,164
                                ==========                     ==========                    ==========

Direct and interactive marketing revenues decreased $60.1 million, or 9.1%, in 2001 compared to 2000. These results reflect declines in almost all of direct and interactive marketing's vertical markets, including declines in the segment's largest vertical markets, retail, financial services and high-tech/telcom. The overall decline was partially offset by strong growth in revenues from the pharmaceutical and healthcare industries. Both Customer Relationship Management (CRM) and Marketing Services revenues declined from the prior year. CRM experienced revenue declines in data processing, agency, consulting, fulfillment, telesales and brokered customer list business, partially offset by increased software revenue and revenue attributable to 2001 and 2000 acquisitions. Marketing Services experienced revenue declines in its personalized direct mail, targeted mail and logistics operations.

Operating expenses decreased $53.7 million, or 9.4%, in 2001 compared to 2000. The overall decrease in operating expenses was primarily due to the Company's efforts to manage its cost structure during the current economic environment, as well as reduced variable expenses resulting from lower revenue levels. Production and distribution costs decreased $28.4 million due primarily to decreased volumes and better pricing obtained from vendors. Labor costs declined $16.2 million due to lower volumes and staff reductions. General and administrative expense decreased $14.4 million due to employee and professional services expenses. Depreciation expense increased $3.7 million due to new capital investments to support future growth and improve efficiencies. Goodwill and intangible amortization expense increased $1.6 million due to prior year acquisitions. Operating expenses were also impacted by 2001 and 2000 acquisitions.

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

Operating expenses rose $90.5 million, or 18.8%, in 2000 compared to 1999 due primarily to revenue growth contributed by acquisitions, which accounted for approximately 58% of this

                                                              2001 ANNUAL REPORT
increase. Excluding these acquisitions, operating expenses increased 8.3%. This remaining increase was due to increased production costs directly associated with increased product volumes, increased payroll costs due to expanded hiring to support revenue growth and increased general and administrative expense from professional and business service fees and employee expenses. Depreciation and amortization expense increased $8.8 million due to goodwill associated with acquisitions and higher levels of capital investment to support growth.

SHOPPERS

Shopper operating results were as follows:

     In thousands                  2001         % CHANGE          2000         % CHANGE         1999
     ------------               ----------     ----------      ----------     ----------     ----------
     Revenues                   $  316,027            5.8      $  298,729          10.4      $  270,490
     Operating expenses            252,629            4.0         243,019           8.7         223,475
                                ----------                     ----------                    ----------
     Operating income           $   63,398           13.8      $   55,710          18.5      $   47,015
                                ==========                     ==========                    ==========

Shopper revenues increased $17.3 million, or 5.8%, in 2001 when compared to 2000. Revenue increases were the result of improved sales in established markets as well as geographic expansions into new neighborhoods in both California and Florida. On a product basis, revenues increased due to growth in distribution products and in-book products, primarily core sales and real estate related advertising. These increases were partially offset by declines in employment advertising, print-and-deliver and coupon book revenues.

Shopper operating expenses rose $9.6 million, or 4.0%, in 2001 compared to 2000. The increase in operating expenses was primarily due to increases in production costs of $5.6 million, including increased postage of $3.5 million due to higher postage rates and increased circulation and volumes. Promotion costs also increased $2.9 million, labor costs increased $2.0 million, and insurance costs were up $1.0 million.

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

In November 2001, the Company acquired Sales Support Services, Inc. (SSS), a leading business-to-business lead generation, order processing and fulfillment services company to the automotive, energy and other industries.

The Company acquired Detroit-based Information Resource Group, a leading provider of business-to-business intelligence solutions to the high-tech, telecommunications and other industries, in November 2000, and Hi-Tech Marketing Limited (HTM), a London based leading pan-European provider of CRM services to the hightech, telecommunications and financial services industries, in June 2000.

In October 1999, the Company acquired ZD Market Intelligence, renamed Harte-Hanks Market Intelligence, for $101 million in cash from Ziff-Davis, Inc. Harte-Hanks Market Intelligence is a leading provider of database products and solutions to the high-tech and telecommunications industries in the United States, Canada and Europe.

The Company acquired Direct Marketing Associates, Inc. of Baltimore, Maryland, a leading provider of integrated direct marketing services to commercial, government and non-profit organizations, in May 1999, and LYNQS Newmedia of Kansas City, Missouri, a developer of new media applications for the financial services, pharmaceutical and other industries, in June 1999.

INTEREST EXPENSE/INTEREST INCOME

Interest expense increased $1.4 million in 2001 over 2000 due primarily to higher outstanding debt levels during 2001 of the Company's three-year revolving credit facility, the proceeds of which were used to repurchase the Company's stock and fund the November 2001 acquisition of SSS. Interest relating to the Company's unsecured credit facility obtained for the purpose of constructing a new building in Belgium, and a note payable issued in connection with the Company's June 2000 acquisition of HTM, also contributed to the increase in interest expense during the year. The increase in interest expense in 2001 was partially offset by lower interest rates in 2001 compared to 2000. Total interest expense increased in 2000 when compared to 1999 primarily due to interest, commitment charges and the amortization of financing costs from the two unsecured revolving credit facilities. Interest related to the Company's unsecured credit facility obtained for the purpose of constructing a new building in Belgium, and the note payable issued in connection with the June 2000 acquisition of HTM, also contributed to the increase in interest expense. The Company's debt at December 31, 2001 and 2000 is described in

HARTE-HANKS, INC.

Note D of the "Notes to Consolidated Financial Statements," included herein.

Interest income decreased $1.6 million in 2001 over 2000 due to lower interest rates and lower overall cash balances during the year. Interest income decreased $3.6 million in 2000 over 1999 due to the sale of all of the Company's short-term investments during 1999, the proceeds of which were used to fund acquisitions and repurchase the Company's stock, and lower overall cash balances during the year.

OTHER INCOME AND EXPENSE

During 2001 the Company realized $2.5 million in losses on the sales of investments that were classified as available for sale and $.9 million on the sales of investments that were accounted for under the cost method.

INCOME TAXES

Income taxes decreased $2.2 million in 2001 due to lower income levels. Income taxes increased $5.1 million in 2000 due to higher income levels. The effective income tax rate was 39.8%, 40.2%, and 40.6% in 2001, 2000 and 1999, respectively. The effective income tax rate calculated is higher than the federal statutory rate of 35% due to the addition of state taxes and certain expenses recorded for financial reporting purposes (primarily goodwill amortization) that are not deductible for federal income tax purposes.

CAPITAL INVESTMENTS

Net cash used in investing activities for 2001 included $28.2 million for acquisitions and $26.4 million for capital expenditures. The acquisition investments, which were made in the direct and interactive marketing segment, are discussed under "Acquisitions." The capital expenditures consisted primarily of additional computer capacity, technology, systems, new press equipment and equipment upgrades for the direct and interactive marketing segment to support its growth in all sectors. The Company also invested in facility expansion in its CRM sector. The shopper segment's capital expenditures were primarily related to facility improvements and additional computer and other production equipment.

Net cash used in investing activities for 2000 included $43.9 million for acquisitions and $36.5 million for capital expenditures. The acquisition investments, which were made in the direct and interactive marketing segment, are discussed under "Acquisitions." The capital expenditures consisted primarily of the construction of a new building to expand and support the Company's CRM operations in Belgium, additional computer capacity, technology, systems and equipment upgrades for the direct and interactive marketing segment to support its growth in all sectors. The Company also invested in facility expansions in its CRM and Marketing Services sectors. The shopper segment's capital expenditures were primarily related to new press, computer and other production equipment.

CRITICAL ACCOUNTING POLICIES

Financial Reporting Release No. 60, which was recently released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note A of the "Notes to Consolidated Financial Statements," includes a summary of the significant accounting policies and methods used in the preparation of the Company's Consolidated Financial Statements. The following is a discussion of the more significant accounting policies and methods.

REVENUE RECOGNITION -- The Company recognizes revenue at the time the service is rendered or the product is delivered. Payments received in advance of the performance of services or delivery of the product are recorded as deferred revenue until such time as the services are performed or the product is delivered.

As described below, significant management judgments and estimates must sometimes be made and used in connection with the revenue recognized in any accounting period.

For all sales the Company requires either a purchase order, a statement of work signed by the customer, a written contract, or some other form of written authorization from the customer.

Direct and interactive marketing revenue is derived from a variety of CRM and marketing services solutions. Revenue from marketing services such as creative and graphics, printing, personalization of communication pieces using laser and inkjet printing, target mail, fulfillment, agency services and transportation logistics are recognized as the work is performed. Revenue is typically based on a set price or rate given to the customer.

CRM revenue from the ongoing production and delivery of data is recognized upon completion and delivery of the work and is typically based on a set price or rate. Revenue from time-based subscriptions is based on a set price and is recognized ratably over the term of the subscription.

Revenue from database build services may be billed based on hourly rates or at a set price. If billed at a set price, the database build revenue is recognized over the contractual period, using the percentage-of-completion method based on individual costs incurred to date compared with total estimated contract costs.

Revenue from market research and analytical services may be billed based on hourly rates or a set price. If billed at a set price, the revenue is recognized over the contractual period, using the percentage-of-completion method based on individual costs incurred to date compared with total estimated contract costs. In other instances, progress toward completion is based on performance milestones specified in the contract where such milestones fairly reflect progress toward contract completion.

Revenue related to e-marketing, lead management, multi-channel customer care, inbound and outbound teleservices and technical support is typically billed based on a set price per transaction or service provided. Revenue from these services is recognized as the service or activity is performed.

Revenue from software is recognized in accordance with the American Institute of Certified Public Accountants' (AICPA) Statement of Position ("SOP") 97-2 "Software Revenue Recognition," as amended by SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition." SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the vendor- specific objective evidence of fair values of the respective elements. For software sales with multiple elements (for example, undelivered postcontract customer support or "PCS"), the Company allocates revenue to each component of the arrangement using the residual value method based on the fair value of the undelivered elements. This means the Company defers revenue from the software sale equivalent to the fair value of the undelivered elements. The fair value of PCS is based upon separate sales of renewals to other customers or upon renewal rates quoted in the contracts. The fair value of services, such as training and consulting, is based upon separate sales of these services to other customers.

                                                              2001 ANNUAL REPORT

The revenue allocated to PCS is recognized ratably over the term of the support period. Revenue allocated to professional services is recognized as the services are performed. The revenue allocated to software products, including time-based software licenses, is recognized, if collection is probable, upon execution of a licensing agreement and shipment of the software or ratably over the term of the license, depending on the structure and terms of the arrangement. If the licensing agreement is for a term of one year or less and includes PCS, the company recognizes the software and the PCS revenue ratably over the term of the license.

The Company applies the provisions of Emerging Issues Task Force Issue No. 00-03 "Application of AICPA Statement of Position 97-2 to Arrangements that Include the Right to Use Software Stored on Another Entity's Hardware" to its hosted software service transactions. Revenue under hosted service transactions is typically recognized over the service period unless the customer is able to take possession of the software during the service period. In such situations, revenue is recognized pursuant to SOP 97-2, as described above.

Shopper services are considered rendered, and the revenue recognized, when all printing, sorting, labeling and ancillary services have been provided and the mailing material has been received by the United States Postal Service.

ALLOWANCE FOR DOUBTFUL ACCOUNTS -- The Company maintains its allowance for doubtful accounts at a balance adequate to reduce accounts receivable to the amount of cash expected to be realized upon collection. The methodology used to determine the minimum allowance balance is based on the Company's prior collection experience and is generally related to the accounts receivable balance in various aging categories. The balance is also influenced by specific customers' financial strength and circumstance. Accounts that are determined to be uncollectible are written off in the period in which they are determined to be uncollectible. Periodic changes to the allowance balance are recorded as increases or decreases to bad debt expense, which is included in the "Advertising, selling, general and administrative" line of the Company's Consolidated Statements of Operations. The Company recorded bad debt expense of $4.4 million, $4.6 million, and $1.8 million for the years ended December 31, 2001, 2000 and 1999, respectively.

RESERVE FOR WORKERS COMPENSATION, AUTOMOBILE AND GENERAL LIABILITY -- The Company has a $250,000 deductible for worker's compensation, automobile and general liability. The estimate of loss reserves necessary for claims is based on the Company's estimate of claims incurred as of the end of the year. The Company uses detail loss-run claim reports provided by the insurance administrator and applies actuarial development factors to the claim loss balance to determine an appropriate reserve balance. The loss-run claim reports show all claims and an estimate of what the claim will cost. This estimate is provided by the insurance administrator based upon their experience dealing with similar type claims. The Company uses the loss-run claim reports as a basis for its reserve balance. Periodic changes to the reserve are recorded as increases or decreases to insurance expense, which is included in the "Advertising, selling, general and administrative" line of the Company's Consolidated Statement of Operations.

GOODWILL -- Goodwill is recorded in purchase business combinations as the excess of the purchase price over the fair value of assets acquired and liabilities assumed. Recorded goodwill is amortized on a straight-line basis over periods of 15 to 40 years. The Company assesses the recoverability of its goodwill by determining whether the recorded goodwill balance can be recovered through projected undiscounted future cash flows over the remaining amortization period. If projected undiscounted future cash flows indicate that unamortized goodwill will not be recovered, an impairment loss is recognized based on projected discounted future cash flows. Cash flow projections are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. This assessment is typically done on an annual basis, but can be done more frequently whenever events or changes in circumstances indicate that the unamortized goodwill balance may not be recoverable. The Company has not recorded an impairment loss in any of the three years ended December 31, 2001.

The Company will adopt Statement of Financial Account Standards ("SFAS") No. 142 on January 1, 2002, except that goodwill associated with the November acquisition of SSS was not amortized during 2001 in accordance with SFAS No. 141, "Business Combinations." SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. As a result of the adoption of SFAS No. 142, the Company will cease to amortize $434.4 million of goodwill. The company recorded $16.2 million, $14.8 million and $10.6 million of goodwill amortization expense for the years ended December 31, 2001, 2000 and 1999. In lieu of amortization, the Company is required to perform an initial impairment assessment of its goodwill in 2002 and an annual impairment assessment thereafter. SFAS No. 142 is described in more detail in Note A of the "Notes to Consolidated Financial Statements," included herein.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities for 2001 was $152.9 million. Net cash outflows from investing activities were $53.4 million for 2001, resulting primarily from the acquisitions and capital investments described above. Net cash outflows from financing activities in 2001 were $92.0 million. The cash outflow from financing activities is attributable primarily to the repurchase of stock throughout 2001 totaling $83.7 million. The acquisitions and repurchases of stock in 2001 were funded through the Company's cash flows and borrowings under the Company's credit facilities.

Cash provided by operating activities for 2000 was $110.9 million. Net cash outflows from investing activities were $79.5 million for 2000, resulting primarily from the acquisitions and capital investments described above. Net cash outflows from financing activities in 2000 were $43.7 million. The cash outflow from financing activities is attributable primarily to the repurchase of stock throughout 2000 totaling $92.7 million. The acquisitions and repurchases of stock in 2000 were funded through the Company's cash flows and borrowings under the Company's credit facilities.

Capital resources are available from, and provided through, the Company's two unsecured credit facilities. These credit facilities, two $100 million variable rate, revolving loan commitments, were put in place on November 4, 1999. All borrowings under the $100 million revolving Three-Year Credit Agreement are to be repaid by November 4, 2002. On October 26, 2001 the Company was granted a 364-day extension to its $100 million revolving 364-Day Credit Agreement. All borrowings under the $100 million revolving 364-Day Credit Agreement are to be repaid by October 25, 2002. The Company has classified its debt at December 31, 2001 as long-term as it is the Company's intent to refinance all outstanding

HARTE-HANKS, INC.

balances under these credit facilities at the time they expire. The Company believes it will be able to obtain additional credit facilities at comparable amounts and terms based on the Company's financial position and relationships with its existing lenders.

Management believes that its credit facilities, together with cash provided by operating activities, will be sufficient to fund operations and anticipated acquisitions and capital expenditures needs for the foreseeable future. As of December 31, 2001, the Company had $155.0 million of unused borrowing capacity under its credit facilities.

FACTORS THAT MAY AFFECT FUTURE RESULTS AND FINANCIAL CONDITION

From time to time, in both written reports and oral statements by senior management, the Company may express its expectations regarding its future performance. These "forward-looking statements" are inherently uncertain, and investors should realize that events could turn out to be other than what senior management expected. Set forth below are some key factors that could affect the Company's future performance, including its revenues, net income and earnings per share; the risks described below, however, are not the only ones the Company faces. Additional risks and uncertainties that are not presently known, or that the Company currently considers immaterial, could also impair the Company's business operations.

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

COMPETITION -- Direct and interactive marketing is a rapidly evolving business, subject to periodic technological advancements, high turnover of customer personnel who make buying decisions, and changing customer needs and preferences. Consequently, the Company's direct and interactive marketing business faces competition in both of its sectors -- CRM and Marketing Services. The Company's shopper business competes for advertising, as well as for readers, with other print and electronic media. Competition comes from local and regional newspapers, magazines, radio, broadcast and cable television, shoppers and other communications media that operate in the Company's markets. The extent and nature of such competition are, in large part, determined by the location and demographics of the markets targeted by a particular advertiser, and the number of media alternatives in those markets. Failure continually to improve the Company's current processes and to develop new products and services could result in the loss of the Company's customers to current or future competitors. In addition, failure to gain market acceptance of new products and services could adversely affect the Company's growth.

QUALIFIED PERSONNEL -- The Company believes that its future prospects will depend in large part upon its ability to attract, train and retain highly skilled technical, client services and administrative personnel. While dependent on employment levels and general economic conditions, qualified personnel historically have been in great demand and from time to time in the foreseeable future will likely remain a limited resource.

POSTAL RATES -- The Company's shoppers and direct and interactive marketing services depend on the United States Postal Service ("USPS") to deliver products. The Company's shoppers are delivered by standard mail, and postage is the second largest expense, behind payroll, in the Company's shopper business. The present standard postage rates went into effect in the third quarter of 2001 and are expected to increase in the second half of 2002. Future postage rates may also be impacted by the USPS's response to recent threats to the postal system. Overall shopper postage costs are expected to grow moderately as a result of this increase as well as anticipated increases in circulation and insert volumes. Postal rates also influence the demand for the Company's direct and interactive marketing services even though the cost of mailings is borne by the Company's customers and is not directly reflected in the Company's revenues or expenses.

PAPER PRICES -- Paper represents a substantial expense in the Company's shopper operations. Fluctuations in paper prices, such as those experienced in recent years, can materially affect the results of the Company's operations.

ECONOMIC CONDITIONS -- Changes in national economic conditions, such as events following the September 11, 2001 attacks, can affect levels of advertising expenditures generally, and such changes can affect each of the Company's businesses. In addition, revenues from the Company's shopper business are dependent to a large extent on local advertising expenditures in the markets in which they operate. Such expenditures are substantially affected by the strength of the local economies in those markets. Direct and interactive marketing revenues are dependent on national and international economics.

INTEREST RATES -- Interest rate movements in Europe and the United States can affect the amount of interest the Company pays related to its debt and the amount it earns on cash equivalents. The Company's primary interest rate exposure is to interest rate fluctuations in Europe, specifically EUROLIBOR rates due to their impact on interest related to the Company's two $100 million credit facilities. The Company also has exposure to interest rate fluctuations in the United States, specifically commercial paper and overnight time deposit rates as these affect the Company's earnings on its excess cash.

                                                              2001 ANNUAL REPORT

HARTE-HANKS, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

                                                                                                   DECEMBER 31,
                                                                                             --------------------------
IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS                                                2001            2000
------------------------------------------------                                             ----------      ----------

ASSETS
Current assets
   Cash and cash equivalents ...........................................................     $   30,468      $   22,928
   Accounts receivable
       (less allowance for doubtful accounts of $5,463 in 2001 and $4,644 in 2000) .....        138,409         179,838
   Inventory ...........................................................................          5,835           6,260
   Prepaid expenses ....................................................................         13,411          14,072
   Current deferred income tax asset ...................................................          8,378           7,648
   Other current assets ................................................................          6,306           5,127
                                                                                             ----------      ----------
   Total current assets ................................................................        202,807         235,873
                                                                                             ----------      ----------

Property, plant and equipment
   Land ................................................................................          3,325           3,428
   Buildings and improvements ..........................................................         31,045          28,374
   Software ............................................................................         45,806          34,966
   Equipment and furniture .............................................................        178,842         171,560
                                                                                             ----------      ----------
                                                                                                259,018         238,328
   Less accumulated depreciation and amortization ......................................       (152,558)       (130,544)
                                                                                             ----------      ----------
                                                                                                106,460         107,784
   Construction and equipment installations in progress ................................          2,968           4,281
                                                                                             ----------      ----------
       Net property, plant and equipment ...............................................        109,428         112,065
                                                                                             ----------      ----------

Intangible and other assets
   Goodwill and other intangibles
       (less accumulated amortization of $83,092 in 2001 and $66,344 in 2000) ..........        438,325         439,148
   Other assets ........................................................................         20,489          20,019
                                                                                             ----------      ----------
       Total intangible and other assets ...............................................        458,814         459,167
                                                                                             ----------      ----------
       Total assets ....................................................................     $  771,049      $  807,105
                                                                                             ==========      ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Accounts payable ....................................................................     $   42,990      $   60,069
   Accrued payroll and related expenses ................................................         21,550          31,429
   Customer deposits and unearned revenue ..............................................         38,617          42,712
   Income taxes payable ................................................................         10,531           5,135
   Other current liabilities ...........................................................          8,086          10,619
                                                                                             ----------      ----------
       Total current liabilities .......................................................        121,774         149,964
Long-term debt .........................................................................         48,312          65,370
Other long-term liabilities
   (including deferred income taxes of $29,515 in 2001 and $26,007 in 2000) ............         48,597          40,768
                                                                                             ----------      ----------
       Total liabilities ...............................................................        218,683         256,102
                                                                                             ----------      ----------

Stockholders' equity
   Common stock, $1 par value, authorized 250,000,000 shares
         Issued 2001: 78,281,458; 2000: 76,916,339 shares ..............................         78,281          76,916
   Additional paid-in capital ..........................................................        219,229         202,222
   Accumulated other comprehensive loss ................................................         (1,293)         (2,105)
   Retained earnings ...................................................................        640,635         568,512
   Less treasury stock, 2001: 16,139,795; 2000: 12,230,388 shares at cost ..............       (384,486)       (294,542)
                                                                                             ----------      ----------
       Total stockholders' equity ......................................................        552,366         551,003
                                                                                             ----------      ----------
       Total liabilities and stockholders' equity ......................................     $  771,049      $  807,105
                                                                                             ==========      ==========

See Notes to Consolidated Financial Statements

HARTE-HANKS, INC.

HARTE-HANKS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                           YEAR ENDED DECEMBER 31,
                                                                 ------------------------------------------
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS                              2001            2000            1999
--------------------------------------                           ----------      ----------      ----------

Revenues ...................................................     $  917,928      $  960,773      $  829,752
                                                                 ----------      ----------      ----------
Operating expenses
    Payroll ................................................        335,913         350,058         300,336
    Production and distribution ............................        313,639         336,444         306,340
    Advertising, selling, general and administrative .......         79,826          92,330          70,060
    Depreciation ...........................................         32,079          28,494          24,126
    Goodwill and intangible amortization ...................         16,841          15,226          10,662
                                                                 ----------      ----------      ----------
                                                                    778,298         822,552         711,524
                                                                 ----------      ----------      ----------
Operating income ...........................................        139,630         138,221         118,228
Other expenses (income)
    Interest expense .......................................          3,076           1,678             349
    Interest income ........................................           (498)         (2,062)         (5,662)
    Other, net .............................................          4,614           1,746             730
                                                                 ----------      ----------      ----------
                                                                      7,192           1,362          (4,583)
                                                                 ----------      ----------      ----------
Income before income taxes .................................        132,438         136,859         122,811
Income tax expense .........................................         52,754          54,973          49,870
                                                                 ----------      ----------      ----------
Net income .................................................     $   79,684      $   81,886      $   72,941
                                                                 ==========      ==========      ==========

Basic earnings per common share ............................     $     1.26      $     1.21      $     1.04
                                                                 ==========      ==========      ==========

    Weighted-average common shares outstanding .............         63,206          67,517          69,914
                                                                 ==========      ==========      ==========

Diluted earnings per common share ..........................     $     1.23      $     1.18      $     1.01
                                                                 ==========      ==========      ==========

    Weighted-average common and
    common equivalent shares outstanding ...................         64,783          69,653          72,144
                                                                 ==========      ==========      ==========

See Notes to Consolidated Financial Statements

                                                              2001 ANNUAL REPORT

HARTE-HANKS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                YEAR ENDED DECEMBER 31,
                                                                       ------------------------------------------
IN THOUSANDS                                                              2001            2000            1999
------------                                                           ----------      ----------      ----------

Cash Flows from Operating Activities
    Net income ...................................................     $   79,684      $   81,886      $   72,941
    Adjustments to reconcile net income
      to net cash provided by operations:
         Depreciation ............................................         32,079          28,494          24,126
         Goodwill and intangible amortization ....................         16,841          15,226          10,662
         Amortization of option-related compensation .............            206             441             430
         Deferred income taxes ...................................          2,470           5,942          10,572
         Other, net ..............................................          4,464             424             224
    Changes in operating assets and liabilities,
      net of effects from acquisitions and divestitures:
         (Increase) decrease in accounts receivable, net .........         47,578         (22,514)        (13,827)
         (Increase) decrease in inventory ........................            425             839            (848)
         Increase in prepaid expenses and other current assets ...           (124)         (1,848)         (2,058)
         Increase (decrease) in accounts payable .................        (17,054)          1,451           5,597
         Increase (decrease) in other accrued expenses
            and other liabilities ................................        (12,350)          5,095          10,826
         Other, net ..............................................         (1,278)         (4,511)         (3,281)
                                                                       ----------      ----------      ----------
                Net cash provided by operating activities ........        152,941         110,925         115,364
                                                                       ----------      ----------      ----------
Cash Flows from Investing Activities
    Acquisitions .................................................        (28,230)        (43,873)       (136,469)
    Purchases of property, plant and equipment ...................        (26,445)        (36,465)        (28,928)
    Proceeds from the sale of property, plant and equipment ......            492             432             976
    Net sales and maturities of available-for-sale
      short-term investments .....................................             --              --         138,874
    Other investing activities ...................................            801             391          (4,005)
                                                                       ----------      ----------      ----------
                Net cash used in investing activities ............        (53,382)        (79,515)        (29,552)
                                                                       ----------      ----------      ----------
Cash Flows from Financing Activities
    Long-term borrowings .........................................        282,000          58,494           5,000
    Payments on debt .............................................       (292,000)         (5,000)             --
    Issuance of common stock .....................................          9,131           6,506           7,082
    Issuance of treasury stock ...................................             75              81              87
    Purchase of treasury stock ...................................        (83,664)        (92,706)        (87,574)
    Warrants repurchased .........................................             --          (4,317)             --
    Dividends paid ...............................................         (7,561)         (6,736)         (5,578)
                                                                       ----------      ----------      ----------
                Net cash used in financing activities ............        (92,019)        (43,678)        (80,983)
                                                                       ----------      ----------      ----------

Net increase (decrease) in cash ..................................          7,540         (12,268)          4,829
Cash and cash equivalents at beginning of period .................         22,928          35,196          30,367
                                                                       ----------      ----------      ----------
Cash and cash equivalents at end of period .......................     $   30,468      $   22,928      $   35,196
                                                                       ==========      ==========      ==========

Supplemental Cash Flow Information:
Non-cash investing and financing activities:
    Acquisitions -- debt issued (2000) ...........................     $       --      $    6,876      $       --
                                                                       ==========      ==========      ==========

See Notes to Consolidated Financial Statements

HARTE-HANKS, INC.

HARTE-HANKS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                                                                              ACCUMULATED                ACCUMULATED
                                                                  ADDITIONAL    DEFICIT                     OTHER         TOTAL
                                                        COMMON     PAID-IN      RETAINED     TREASURY   COMPREHENSIVE  STOCKHOLDERS'
IN THOUSANDS                                            STOCK      CAPITAL      EARNINGS      STOCK     INCOME (LOSS)     EQUITY
------------                                          ----------  ----------  -----------   ----------  -------------  -------------

Balance at January 1, 1999 .........................  $   75,789  $  189,698   $  425,999   $ (114,395)   $       --   $  577,091
Common stock issued -- employee benefit plans ......         215       4,172           --           --            --        4,387
Exercise of stock options ..........................         388       2,307           --           --            --        2,695
Tax benefit of options exercised ...................          --       1,253           --           --            --        1,253
Dividends paid ($0.08 per share) ...................          --          --       (5,578)          --            --       (5,578)
Treasury stock issued ..............................          --          24           --           63            --           87
Treasury stock repurchase ..........................          --          --           --      (87,574)           --      (87,574)
Comprehensive income, net of tax:
    Net income .....................................          --          --       72,941           --            --       72,941
    Change in unrealized gain (loss) on long-term
        investments, net of reclassification
        adjustments (net of tax of $6,632) .........          --          --           --           --        12,316       12,316
                                                                                                                       ----------
Total comprehensive income .........................                                                                       85,257
                                                      ----------  ----------   ----------   ----------    ----------   ----------
Balance at December 31, 1999 .......................      76,392     197,454      493,362     (201,906)       12,316      577,618

Common stock issued -- employee benefit plans ......         196       3,809           --           --            --        4,005
Exercise of stock options ..........................         328       2,173           --           --            --        2,501
Tax benefit of options exercised ...................          --       1,581           --           --            --        1,581
Dividends paid ($0.10 per share) ...................          --          --       (6,736)          --            --       (6,736)
Treasury stock issued ..............................          --          11           --           70            --           81
Treasury stock repurchase ..........................          --          --           --      (92,706)           --      (92,706)
Warrants repurchased (net of tax of $1,511) ........          --      (2,806)          --           --            --       (2,806)
Comprehensive income, net of tax:
    Net income .....................................          --          --       81,886           --            --       81,886
    Foreign currency translation adjustment ........          --          --           --           --        (1,208)      (1,208)
    Change in unrealized gain (loss) on long-term
        investments, net of reclassification
        adjustments (net of tax of $7,115) .........          --          --           --           --       (13,213)     (13,213)
                                                                                                                       ----------
Total comprehensive income .........................                                                                       67,465
                                                      ----------  ----------   ----------   ----------    ----------   ----------
Balance at December 31, 2000 .......................      76,916     202,222      568,512     (294,542)       (2,105)     551,003

Common stock issued -- employee benefit plans ......         177       3,275           --           --            --        3,452
Exercise of stock options ..........................       1,188       7,311           --       (6,350)           --        2,149
Tax benefit of options exercised ...................          --       6,416           --           --            --        6,416
Dividends paid ($0.12 per share) ...................          --          --       (7,561)          --            --       (7,561)
Treasury stock issued ..............................          --           5           --           70            --           75
Treasury stock repurchase ..........................          --          --           --      (83,664)           --      (83,664)
Comprehensive income, net of tax:
    Net income .....................................          --          --       79,684           --            --       79,684
    Foreign currency translation adjustment ........          --          --           --           --           (85)         (85)
    Change in unrealized gain (loss) on long-term
        investments, net of reclassification
        adjustments (net of tax of $481) ...........          --          --           --           --           897          897
                                                                                                                       ----------
Total comprehensive income .........................                                                                       80,496
                                                      ----------  ----------   ----------   ----------    ----------   ----------
Balance at December 31, 2001 .......................  $   78,281  $  219,229   $  640,635   $ (384,486)   $   (1,293)  $  552,366
                                                      ==========  ==========   ==========   ==========    ==========   ==========

See Notes to Consolidated Financial Statements

                                                              2001 ANNUAL REPORT

HARTE-HANKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The accompanying Consolidated Financial Statements present the financial position of Harte-Hanks, Inc. and subsidiaries (the "Company"). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

All intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified for comparative purposes.

CASH EQUIVALENTS AND AVAILABLE-FOR-SALE SECURITIES

All highly liquid investments with an original maturity of 90 days or less at the time of purchase are considered to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. The Company considers its investments to be available-for-sale and has recorded its investments at fair value, with the unrealized gain (loss) recognized as a component of accumulated other comprehensive income.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains its allowance for doubtful accounts at a balance adequate to reduce accounts receivable to the amount of cash expected to be realized upon collection. The methodology used to determine the minimum allowance balance is based on the Company's prior collection experience and is generally related to the accounts receivable balance in various aging categories. The balance is also influenced by specific customers' financial strength and circumstance. Accounts that are determined to be uncollectible are written off in the period in which they are determined to be uncollectible. Periodic changes to the allowance balance are recorded as increases or decreases to bad debt expense, which is included in the "Advertising, selling, general and administrative" line of the Company's Consolidated Statements of Operations. The Company recorded bad debt expense of $4.4 million, $4.6 million and $1.8 million for the years ended December 31, 2001, 2000 and 1999, respectively.

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

At December 31, 2001 and 2000 the Company's goodwill balance was $434.4 million, net of $82.0 million of accumulated amortization, and $434.7 million, net of $65.7 million of accumulated amortization, respectively.

INCOME TAXES

Income taxes are calculated using the asset and liability method required by Statement of Financial Accounting Standards ("SFAS") No. 109. Deferred income taxes are recognized for the tax consequences resulting from "timing differences" by applying enacted statutory tax rates applicable to future years. These "timing differences" are associated with differences between the financial and the tax basis of existing assets and liabilities. Under SFAS No. 109, a statutory change in tax rates will be recognized immediately in deferred taxes and income.

EARNINGS PER SHARE

Basic earnings per common share are based upon the weighted-average number of common shares outstanding. Diluted earnings per common share are based upon the weighted-average number of common shares outstanding and dilutive common stock equivalents from the assumed exercise of stock options using the treasury stock method.

REVENUE RECOGNITION

The Company recognizes revenue at the time the service is rendered or the product is delivered. Payments received in advance of the performance of services or delivery of the product are recorded as deferred revenue until such time as the services are performed.

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

Revenue from software is recognized in accordance with the American Institute of Certified Public Accountants' (AICPA) Statement of Position ("SOP") 97-2 "Software Revenue Recognition," as amended by SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition". SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the vendor- specific objective evidence of fair values of the respective elements. In accordance with SOP 97-2, the Company has analyzed all of the elements included in its multiple-element arrangements and determined that it has Company-specific objective evidence of fair value

HARTE-HANKS, INC.

to allocate revenue to the license and postcontract customer support (PCS) component of its software license arrangements. The revenue allocated to software products, including time-based software licenses, is recognized upon execution of a licensing agreement and shipment of the software or ratably over the term of the license, depending on the structure and terms of the arrangement. The revenue allocated to PCS is recognized ratably over the term of the support. Revenue allocated to professional services is recognized as the services are performed.

Shopper services are considered rendered when all printing, sorting, labeling and ancillary services have been provided and the mailing material has been received by the United States Postal Service.

RESERVE FOR WORKERS COMPENSATION, AUTOMOBILE AND GENERAL LIABILITY

The Company has a $250,000 deductible for worker's compensation, automobile and general liability. The estimate of loss reserves necessary for claims is based on the Company's estimate of claims incurred as of the end of the year. The Company uses detail loss-run claim reports provided by the insurance administrator and applies actuarial development factors to the claim loss balance to determine an appropriate reserve balance. The loss-run claim reports show all claims and an estimate of what the claim will cost. This estimate is provided by the insurance administrator based upon their experience dealing with similar type claims. The Company uses the loss-run claim reports as a basis for its reserve balance. Periodic changes to the reserve are recorded as increases or decreases to insurance expense, which is included in the "Advertising, selling, general and administrative" line of the Company's Consolidated Statement of Operations.

RECENT ACCOUNTING PRONOUNCEMENT

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of".

The Company adopted the provisions of SFAS No. 141 on July 1, 2001. The Company is required to adopt the provisions of SFAS No. 142 effective January 1, 2002, except that goodwill and intangible assets that were acquired in a business combination completed after June 30, 2001, and were determined to have an indefinite useful life, will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 were continued to be amortized during the period July 1, 2001 through December 31, 2001. SFAS No. 141 requires, upon adoption of SFAS No. 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 will require the Company to perform an assessment of whether there is an indication that goodwill and equity-method goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets and liabilities (recognized and unrecognized) in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of operations.

As of the date of adoption, the Company has unamortized goodwill in the amount of $434.4 million and unamortized identifiable intangible assets in the amount of $3.9 million, all of which will be subject to the transition provisions of SFAS No. 141 and 142. Amortization expense related to goodwill was $16.2 million, $14.8 million and $10.6 million for the years ended December 31, 2001, 2000 and 1999, respectively. The Company expects to complete its initial impairment assessment during the second quarter of 2002. Based on its preliminary review, the Company does not expect to record any transitional goodwill impairment upon the completion of its initial impairment assessment.

NOTE B -- ACQUISITIONS/DIVESTITURES

In November 2001, the Company acquired Sales Support Services, Inc. (SSS), a leading business-to-business lead generation, order processing and fulfillment services company to the automotive, energy and other industries. The total cost of the transaction was approximately $21.9 million, which was paid in cash and with the assumption of SSS's debt. Goodwill recognized in this transaction amounted to approximately $16.4 million, and was assigned to the direct and interactive marketing segment.

In November 2000, the Company acquired Detroit-based Information Resource Group, a leading provider of business-to-business intelligence solutions to the high-tech, telecommunications and other industries.

                                                              2001 ANNUAL REPORT

In June 2000, the Company acquired the UK based Hi-Tech Marketing Limited (HTM), a leading pan-European provider of CRM services to the high-tech, telecommunications and financial services industries.

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

The total cash outlay in 2001 for acquisitions was $28.2 million. In addition, the Company held back $1.0 million of the purchase price related to its November acquisition of SSS pending the final settlement of the acquired company's working capital amount. The total cash outlay in 2000 for acquisitions was $43.9 million. In addition, the Company incurred $6.9 million in notes payable for its June 2000 acquisition of HTM. The total cash outlay in 1999 for acquisitions was $136.5 million.

The operating results of the acquired companies have been included in the accompanying Consolidated Financial Statements from the date of acquisition under the purchase method of accounting. The Company has not disclosed proforma amounts including the operating results of SSS as they are not considered material to the Company as a whole.

NOTE C -- INVESTMENTS

SHORT-TERM INVESTMENTS

In 1999 the Company sold all of its short-term investments and at December 31, 2001, 2000 and 1999 held no such investments.

The gross realized gains and losses on the sale of short-term available-for-sale securities were immaterial for the year ended December 31, 1999.

LONG-TERM INVESTMENTS

The Company made equity investments totaling $0.7 million and $4.0 million in 2000 and 1999, respectively. These investments were classified as other assets. All such investments for which fair value was readily determinable were considered to be available-for-sale and were recorded at fair value. The related unrealized gains and losses were reported as a separate component of accumulated other comprehensive income. All other equity investments were recorded at cost. Long-term investments for which the fair value was readily determinable at December 31, 2000 and 1999 consisted of the following:

                                                  December 31, 2000
                                                        GROSS
                                         ORIGINAL     UNREALIZED         FAIR
     In thousands                          COST       GAIN (LOSS)        VALUE
     ------------                       ----------    -----------      ----------

     Equity securities ............     $    3,150     $   (1,380)     $    1,770
                                        ----------     ----------      ----------
     Total ........................     $    3,150     $   (1,380)     $    1,770
                                        ==========     ==========      ==========

The Company sold all of these equity investments in 2001 and 2000, and owns no equity investments at December 31, 2001. Proceeds from the sale of long-term investments were $0.8 million and $1.1 million in 2001 and 2000, respectively. Gross realized losses included in 2001 income were $3.4 million and gross realized gains included in 2000 income were $0.5 million. Gross gains and losses were determined using the average cost method.

NOTE D -- LONG-TERM DEBT

LONG-TERM DEBT CONSISTS OF THE FOLLOWING:

                                                            December 31,
     In thousands                                        2001           2000
     ------------                                     ----------     ----------

     Revolving loan commitment, various
          interest rates (effective rate of
          2.36% at December 31, 2001),
          due November 4, 2002 ..................     $   45,000     $   55,000

     Revolving loan commitment, various
          interest rates (effective rate of
          3.60% at December 31, 2001),
          $2.2 million due December 16,
          2002, remaining $1.1 million
          due July 20, 2003 .....................          3,312          3,493

     Acquisition note payable, various
          interest rates ........................             --          6,877

     Less current maturities ....................             --             --
                                                      ----------     ----------
                                                      $   48,312     $   65,370
                                                      ==========     ==========

Cash payments for interest were $3.4 million, $1.3 million and $0.1 million for the years ended December 31, 2001, 2000 and 1999, respectively.

CREDIT FACILITIES

On November 4, 1999 the Company obtained two unsecured revolving credit facilities. All borrowings under the $100 million revolving Three-Year Credit Agreement are to be repaid by November 4, 2002. On October 26, 2001 the Company was granted a 364-day extension to its $100 million revolving 364-Day Credit Agreement. All borrowings under the $100 million revolving 364-Day Credit Agreement are to be repaid by October 25, 2002 unless the Company requests and is granted another 364-day extension. Commitment fees on the total credit and interest rates for drawn amounts are determined according to a grid based on the Company's total debt to earnings ratio. Commitment fees range from .08% to .125% for the 364-day facility, and .1% to .15% for the three-year facility. Interest rates on drawn amounts range from EUROLIBOR plus .4% to EUROLIBOR plus .75%. These credit facilities contain both affirmative and negative covenants and the Company has been in compliance with these covenants since obtaining the credit facilities in 1999. As of December 31, 2001, the Company had $55 million and $100 million of unused borrowing capacity under its Three-Year Credit Agreement and 364-Day Credit Agreement, respectively. It is the Company's intent to obtain additional credit facilities at comparable amounts and terms at the time these two facilities expire.

On November 29, 1999 the Company obtained an unsecured credit facility in the amount of 2.5 million Euros for the purpose of financing the construction of a new building in Hasselt, Belgium. This facility was increased to 3.7 million Euros on July 18, 2000. All borrowings under the original facility amount are to be repaid by December 16, 2002 and any remaining outstanding amounts are to be repaid by July 20, 2003. The Company pays a commitment fee of .1% on the undrawn portion of the commitment. Interest rates on drawn

HARTE-HANKS, INC.

amounts are at EURIBOR plus .15%. As of December 21, 2001, the Company had no unused borrowing capacity under this credit facility. It is the Company's intent to repay this note with borrowings under the additional credit facilities the Company intends to obtain at the expiration of its three-year and 364-day revolving credit facilities.

ACQUISITION NOTE PAYABLE

In June 2000, the Company issued a note payable of 4.6 million British Pounds in connection with an acquisition. Interest on this note was at LIBOR minus .75%. This note payable was due upon demand, and was paid during 2001 using borrowings obtained from the Company's three-year revolving credit facility.

NOTE E -- INCOME TAXES

The components of income tax expense (benefit) are as follows:

                                                 Year Ended December 31,
     In thousands                          2001            2000           1999
     ------------                       ----------      ----------     ----------
     Current
         Federal ..................     $   43,010      $   40,502     $   32,099
         State and local ..........          6,776           6,679          6,079
         Foreign ..................            498           1,850          1,120
                                        ----------      ----------     ----------
               Total current ......     $   50,284      $   49,031     $   39,298
                                        ==========      ==========     ==========

     Deferred
         Federal ..................     $    2,716      $    5,321     $    8,564
         State and local ..........           (246)            621          2,008
                                        ----------      ----------     ----------
               Total deferred .....     $    2,470      $    5,942     $   10,572
                                        ==========      ==========     ==========

The differences between total income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes were as follows:

                                                         Year Ended December 31,
     In thousands                             2001                2000                 1999
     ------------                       ---------------      ---------------      ---------------
     Computed expected
       income tax
       expense ....................     $ 46,353     35%     $ 47,900     35%     $ 42,984     35%
     Net effect of state
       income taxes ...............        4,368      3%        4,857      4%        5,256      4%
     Effect of goodwill
       amortization ...............        1,607      1%        1,633      1%        1,344      1%
     Effect of
       non-taxable
       investment
       income .....................           --      0%           --      0%          (50)     0%
     Change in the beginning
       of the year balance
       of the valuation
       allowance ..................         (124)     0%         (112)     0%           --      0%
     Other, net ...................          550      0%          695      0%          336      0%
                                        --------   ----      --------   ----      --------   ----
     Income tax expense
       for the period .............     $ 52,754     40%     $ 54,973     40%     $ 49,870     41%
                                        ========   ====      ========   ====      ========   ====

Total income tax expense (benefit) was allocated as follows:

                                                 Year Ended December 31,
     In thousands                          2001            2000           1999
     ------------                       ----------      ----------     ----------
     Results of operations ........     $   52,754      $   54,973      $   49,870
     Stockholders' equity .........         (5,935)        (10,207)          5,379
                                        ----------      ----------      ----------
     Total ........................     $   46,819      $   44,766      $   55,249
                                        ==========      ==========      ==========

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:

                                                         December 31,
     In thousands                                    2001            2000
     ------------                                 ----------      ----------
     Deferred tax assets:
        Deferred compensation
           and retirement plans .............     $    1,336      $    2,430
        Accrued expenses not
           deductible until paid ............          4,327           2,979
        Accounts receivable, net ............          1,674           1,264
        Other, net ..........................            162             806
        State net operating loss
           carryforwards ....................            759             455
        Capital loss carryforward ...........            492              --
                                                  ----------      ----------
                Total gross deferred
                   tax assets ...............          8,750           7,934
        Less valuation allowance ............           (897)           (455)
                                                  ----------      ----------
           Net deferred tax assets ..........          7,853           7,479
                                                  ----------      ----------
     Deferred tax liabilities:
        Property, plant and equipment .......        (12,878)        (13,646)
        Goodwill ............................        (15,474)        (11,626)
        State income tax ....................           (638)           (566)
                                                  ----------      ----------
                Total gross deferred
                   tax liabilities ..........        (28,990)        (25,838)
                                                  ----------      ----------
           Net deferred tax liabilities .....     $  (21,137)     $  (18,359)
                                                  ==========      ==========

The valuation allowance for deferred tax assets as of January 1, 2000 was $475,000. The valuation allowance at December 31, 2001 relates to state net operating losses of $405,000 and capital losses of $492,000, which are not expected to be realized. The entire valuation allowance at December 31, 2000 related to state net operating losses that are not expected to be realized.

The net deferred tax asset (liability) is recorded both as a current deferred income tax asset and as other long-term liabilities based upon the classification of the related timing difference.

Cash payments for income taxes were $38.0 million, $47.8 million and $39.1 million in 2001, 2000 and 1999, respectively.

                                                              2001 ANNUAL REPORT

NOTE F -- EMPLOYEE BENEFIT PLANS

Prior to January 1, 1999, the Company maintained a defined benefit pension plan for which most of its employees were eligible. In conjunction with significant enhancements to the Company's 401(k) plan, the Company elected to freeze benefits under this defined benefit pension plan as of December 31, 1998.

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

The status of the Company's defined benefit pension plans at year-end was as follows:

                                                    Year ended December 31,
     In thousands                                    2001            2000
     ------------                                 ----------      ----------

     CHANGE IN BENEFIT OBLIGATION

     Benefit obligation
         at beginning of year ...............     $   85,369      $   68,685
     Service cost ...........................            543             338
     Interest cost ..........................          6,045           5,373
     Actuarial loss (gain) ..................         (1,512)         15,729
     Benefits paid ..........................         (4,453)         (4,756)
                                                  ----------      ----------
     Benefit obligation at end of year ......         85,992          85,369
                                                  ----------      ----------

     CHANGE IN PLAN ASSETS

     Fair value of plan assets
         at beginning of year ...............         90,356         101,679
     Actual return on plan assets ...........         (6,662)         (6,567)
     Benefits paid ..........................         (4,453)         (4,756)
                                                  ----------      ----------
     Fair value of plan assets
         at end of year .....................         79,241          90,356
                                                  ----------      ----------

     Funded status ..........................         (6,751)          4,987
     Unrecognized actuarial loss ............         17,825           3,919
     Unrecognized prior service cost ........            620             684
                                                  ----------      ----------
     Net amount recognized ..................     $   11,694      $    9,590
                                                  ==========      ==========

The Company's non-qualified pension plan has an accumulated benefit obligation in excess of its assets of $8.4 million at December 31, 2001.

The weighted-average assumptions used for measurement of the defined pension plans were as follows:

                                                         December 31,
                                               2001          2000          1999
                                             --------      --------      --------
     WEIGHTED-AVERAGE ASSUMPTIONS
       AS OF DECEMBER 31
     Discount rate .....................         7.40%         7.50%         8.00%
     Expected return
       on plan assets ..................         9.00%        10.00%        10.00%
     Rate of compensation
       increase ........................         4.00%         4.00%         4.00%

Net pension cost for both plans included the following components:

                                                          December 31,
     In thousands                             2001            2000            1999
     ------------                          ----------      ----------      ----------
     COMPONENTS OF NET PERIODIC
        BENEFIT COST (INCOME)
     Service cost ....................     $      543      $      338      $      365
     Interest cost ...................          6,045           5,373           5,215
     Expected return
        on plan assets ...............         (8,820)         (9,951)         (8,351)
     Amortization of
        prior service cost ...........             65              65              65
     Recognized actuarial
        loss (gain) ..................             64          (1,575)            151
                                           ----------      ----------      ----------
     Net periodic benefit income .....     $   (2,103)     $   (5,750)     $   (2,555)
                                           ==========      ==========      ==========

Prior to January 1, 1999, the Company also sponsored several 401(k) plans to provide employees with additional income upon retirement. The Company generally matched a portion of employees' voluntary before-tax contributions. Employees were fully vested in their own contributions and generally vested in the Company's matching contributions upon three years of service. Effective January 1, 1999, changes were made that combined all 401(k) plans and allowed for immediate vesting of enhanced Company matching contributions. Total 401(k) expense recognized by the Company in 2001, 2000 and 1999 was $6.3 million, $6.2 million and $5.1 million, respectively.

The 1994 Employee Stock Purchase Plan provides for a total of 2,000,000 shares to be sold to participating employees at 85% of the fair market value at specified quarterly investment dates. Shares available for sale totaled 276,367 at December 31, 2001.

NOTE G -- STOCKHOLDERS' EQUITY

In January 2002, the Company announced an increase in the regular quarterly dividend from 3 cents per share to 3.5 cents per share, payable March 15, 2002 to holders of record on March 1, 2002.

During 2001 the Company repurchased 3.6 million shares of its common stock for $83.7 million under its stock repurchase program. In addition, the Company received .3 million shares of its common stock, with an estimated market value of $6.3 million, in exchange for proceeds related to stock option exercises. In September 2001, the Company authorized an increase of four million shares in the

HARTE-HANKS, INC.

Company's stock repurchase program. As of December 31, 2001 the Company has repurchased 17.7 million shares since the beginning of its stock repurchase program in January 1997. During this period the Company has also received .3 million shares in exchange for proceeds related to stock option exercises. Under this program, the Company has authorization to repurchase an additional 4.9 million shares.

NOTE H -- STOCK OPTION PLANS

1984 PLAN

In 1984, the Company adopted a Stock Option Plan ("1984 Plan") pursuant to which it issued to officers and key employees options to purchase shares of common stock at prices equal to the market price on the grant date. Market price was determined by the Board of Directors for purposes of granting stock options and making repurchase offers. Options granted under the 1984 Plan became exercisable five years after date of grant. There were no remaining options outstanding under the 1984 Plan at December 31, 2001. At December 31, 2000 and 1999, options to purchase 126,000 shares and 216,000 shares, respectively, were outstanding under the 1984 Plan. No additional options will be granted under the 1984 Plan.

1991 PLAN

The Company adopted the 1991 Stock Option Plan ("1991 Plan") pursuant to which it may issue to officers and key employees options to purchase up to 8,000,000 shares of common stock. Options have been granted at prices equal to the market price on the grant date ("market price options") and at prices below market price ("performance options"). As of December 31, 2001, 2000 and 1999, market price options to purchase 6,033,187 shares, 6,597,025 shares and 5,873,475 shares, respectively, were outstanding with exercise prices ranging from $3.33 to $26.19 per share at December 31, 2001. Market price options granted prior to January 1998 become exercisable after the fifth anniversary of their date of grant. Beginning January 1998, market price options generally become exercisable in 25% increments on the second, third, fourth and fifth anniversaries of their date of grant. The weighted-average exercise price for outstanding market price options and exercisable market price options at December 31, 2001 was $16.49 and $10.86, respectively. The weighted-average remaining life for outstanding market price options was 5.94 years.

At December 31, 2001, 2000 and 1999, performance options to purchase 501,250 shares, 716,600 shares and 739,400 shares, respectively, were outstanding with exercise prices ranging from $0.33 to $2.00 per share at December 31, 2001. Performance options become exercisable in whole or in part after three years, and the extent to which they become exercisable at that time depends upon the extent to which the Company achieves certain goals established at the time the options are granted. That portion of the performance options which does not become exercisable at an earlier date becomes exercisable after the ninth anniversary of the date of grant. Compensation expense of $0.2 million, $0.4 million and $0.4 million was recognized for the performance options for the years ended December 31, 2001, 2000 and 1999, respectively. The weighted-average exercise price for outstanding options and exercisable options at December 31, 2001 was $0.61 and $0.49, respectively. The weighted-average remaining life for outstanding performance options was 2.80 years. The Company did not grant any performance options during 2001 or 2000.

DIMARK

In connection with the DiMark merger, DiMark's outstanding stock options were converted into options to acquire approximately 3.0 million shares of Harte-Hanks common stock. There were no outstanding DiMark options as of December 31, 2001 and 2000. As of December 31, 1999, there were 54,792 DiMark options outstanding.

The following summarizes all stock option plans activity during 2001, 2000 and 1999:

                                                         WEIGHTED
                                          NUMBER         AVERAGE
                                        OF SHARES      OPTION PRICE
                                        ----------     ------------

     Options outstanding
        at January 1, 1999 ........      6,306,914      $     9.72
     Granted ......................      1,575,350           22.29
     Exercised ....................       (388,097)           6.76
     Cancelled ....................       (610,500)          17.88
                                        ----------
     Options outstanding
        at December 31, 1999 ......      6,883,667           12.04
     Granted ......................      1,163,600           22.01
     Exercised ....................       (327,992)           7.37
     Cancelled ....................       (279,650)          20.20
                                        ----------
     Options outstanding
        at December 31, 2000 ......      7,439,625           13.50
     GRANTED ......................        821,100           22.21
     EXERCISED ....................     (1,188,288)           7.26
     CANCELLED ....................       (538,000)          21.29
                                        ----------
     OPTIONS OUTSTANDING
        AT DECEMBER 31, 2001 ......      6,534,437      $    17.73
                                        ==========
     EXERCISABLE AT
        DECEMBER 31, 2001 .........      2,908,561      $     9.30
                                        ==========

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting For Stock-Based Compensation." Accordingly, no compensation expense has been recognized for options granted where the exercise price is equal to the market price of the underlying stock at the date of grant. For options issued with an exercise price below the market price of the underlying stock on the date of grant, the Company recognizes compensation expense under the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, as permitted under SFAS No. 123.

Had compensation expense for the Company's options been determined based on the fair value at the grant date for awards since January 1, 1995, consistent with the provisions of SFAS No. 123, the Company's net income and diluted earnings per share would have been reduced to the pro forma amounts indicated below.

     In thousands                               Year ended December 31,
     except per share amounts                 2001           2000           1999
                                           ----------     ----------     ----------
     Net income -- as reported .......     $   79,684     $   81,866     $   72,941
     Net income -- pro forma .........         75,446         77,245         68,923
     Diluted earnings
        per share -- as reported .....           1.23           1.18           1.01
     Diluted earnings
        per share -- pro forma .......           1.16           1.11           0.95

                                                              2001 ANNUAL REPORT

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999:

                                                 Year ended December 31,
                                           2001            2000            1999
                                        ----------      ----------      ----------

     Expected dividend yield ......            0.5%            0.4%            0.3%

     Expected stock
         price volatility .........           21.0%           23.0%           22.0%

     Risk free interest rate ......            6.0%            6.0%            6.0%

     Expected life of options .....     3-10 years      3-10 years      3-10 years

The weighted-average fair value of market price options granted during 2001, 2000 and 1999 was $8.02, $9.66 and $9.24, respectively. The weighted-average fair value of performance options granted during 1999 was $22.54. The Company did not grant any performance options during 2001 or 2000.

NOTE I -- FAIR VALUE OF FINANCIAL INSTRUMENTS

Because of their maturities and/or variable interest rates, certain financial instruments of the Company have fair values approximating their carrying values. These instruments include revolving credit agreements, accounts receivable, trade payables, and miscellaneous notes receivable and payable. The Company's equity securities that have a readily determinable fair value are recorded at fair value. (See Note C.)

NOTE J -- COMMITMENTS AND CONTINGENCIES

At December 31, 2001, the Company had outstanding letters of credit in the amount of $8.4 million. These letters of credit exist to support the Company's insurance programs relating to worker's compensation, automobile and general liability, and leases.

NOTE K -- LEASES

The Company leases certain real estate and equipment under various operating leases. Most of the leases contain renewal options for varying periods of time. The total rent expense applicable to operating leases was $28.5 million, $26.3 million and $23.0 million for the years ended December 31, 2001, 2000 and 1999, respectively.

The future minimum rental commitments for all non-cancelable operating leases with terms in excess of one year as of December 31, 2001 are as follows:

     In thousands
     ------------
     2002 ........................     $   26,696
     2003 ........................         21,313
     2004 ........................         15,344
     2005 ........................         11,170
     2006 ........................          6,913
     After 2006 ..................         23,538
                                       ----------
                                       $  104,974
                                       ==========

NOTE L -- EARNINGS PER SHARE

A reconciliation of basic and diluted earnings per share (EPS) is as follows:

     In thousands                                             Year ended December 31,
     except per share amounts                            2001           2000           1999
     ------------------------                         ----------     ----------     ----------

     BASIC EPS

     Net income .................................     $   79,684     $   81,886     $   72,941
                                                      ==========     ==========     ==========

     Weighted-average common
           shares outstanding used
           in earnings per share
           computations .........................         63,206         67,517         69,914
                                                      ==========     ==========     ==========

     Earnings per share .........................     $     1.26     $     1.21     $     1.04
                                                      ==========     ==========     ==========

     DILUTED EPS

     Net income .................................     $   79,684     $   81,886     $   72,941
                                                      ==========     ==========     ==========

     Shares used in diluted earnings
           per share computations ...............         64,783         69,653         72,144
                                                      ==========     ==========     ==========

     Earnings per share .........................     $     1.23     $     1.18     $     1.01
                                                      ==========     ==========     ==========

     COMPUTATION OF SHARES USED IN
           EARNINGS PER SHARE COMPUTATIONS

     Average outstanding
           common shares ........................         63,206         67,517         69,914

     Average common equivalent
           shares -- dilutive effect
           of option shares .....................          1,577          2,136          2,230
                                                      ----------     ----------     ----------

     Shares used in diluted earnings
           per share computations ...............         64,783         69,653         72,144
                                                      ==========     ==========     ==========

As of December 31, 2001 the Company had 363,798 antidilutive market price options outstanding, which have been excluded from the EPS calculations

HARTE-HANKS, INC.

NOTE M -- SELECTED QUARTERLY DATA (UNAUDITED)

                                                2001 Quarter Ended                                  2000 QUARTER ENDED
In thousands,                  -------------------------------------------------   -------------------------------------------------
except per share amounts       December 31    September 30   June 30    March 31   DECEMBER 31    SEPTEMBER 30   JUNE 30    MARCH 31
------------------------       ------------   ------------   --------   --------   ------------   ------------   --------   --------
Revenues ....................  $    233,024   $    224,130   $228,654   $232,120   $    255,818   $    243,205   $235,693   $226,057
Operating income ............        35,173         36,046     36,559     31,852         36,824         35,400     35,846     30,151
Net income ..................        20,572         19,913     20,836     18,363         21,605         21,132     21,395     17,754
Basic earnings per share ....          0.33           0.32       0.33       0.28           0.33           0.31       0.31       0.26
Diluted earnings per share ..          0.32           0.31       0.32       0.28           0.32           0.30       0.30       0.25

NOTE N -- BUSINESS SEGMENTS

Harte-Hanks is a highly focused targeted media company with operations in two segments - direct and interactive marketing and shoppers.

The Company's direct and interactive marketing segment offers a complete range of specialized, coordinated and integrated direct marketing services from a single source. CRM and Marketing Services are provided in the direct and interactive marketing segment. CRM revenues were $380.8 million, $419.5 million and $335.5 million in 2001, 2000 and 1999, respectively. Marketing Services' revenues were $221.1 million, $242.5 million and $223.8 million in 2001, 2000 and 1999, respectively. The Company utilizes advanced technologies to enable its customers to identify, reach and influence specific consumers or businesses. The Company's direct and interactive marketing capabilities also strengthen the relationship between its clients and their customers. The Company constructs and updates business-to-business and business-to-consumer databases; accesses the data through flexible hosting capabilities and analyzes it to help make it relevant; applies the knowledge by putting the data to work via multi-channel programs; and, executes those programs through marketing services delivery campaigns. The Company's direct and interactive marketing customers include many of America's largest retailers; financial companies including banks, financing companies, mutual funds and insurance companies; high-tech and telecommunications companies; and pharmaceutical companies and healthcare organizations. Direct and interactive marketing customers also include a growing number of customers in such selected markets as automotive, utilities, consumer packaged goods, hospitality, publishing, business services, energy and government/not-for-profit. The segment's client base is both domestic and international.

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

The operating results of Harte-Hanks Direct Marketing include the acquisition of Sales Support Services, Inc. in November 2001.

                                                              2001 ANNUAL REPORT

Information about the Company's operations in different industry segments:

                                                                       YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------
     IN THOUSANDS                                                2001           2000           1999
     ------------                                             ----------     ----------     ----------
     Revenues
         Direct Marketing ..................................  $  601,901     $  662,044     $  559,262
         Shoppers ..........................................     316,027        298,729        270,490
                                                              ----------     ----------     ----------
               Total Revenues ..............................  $  917,928     $  960,773     $  829,752
                                                              ==========     ==========     ==========
     Operating income
         Direct Marketing ..................................  $   85,020     $   91,450     $   79,164
         Shoppers ..........................................      63,398         55,710         47,015
         Corporate Activities ..............................      (8,788)        (8,939)        (7,951)
                                                              ----------     ----------     ----------
               Total operating income ......................  $  139,630     $  138,221     $  118,228
                                                              ==========     ==========     ==========
     Income before income taxes
         Operating income ..................................  $  139,630     $  138,221     $  118,228
         Interest expense ..................................      (3,076)        (1,678)          (349)
         Interest income ...................................         498          2,062          5,662
         Other, net ........................................      (4,614)        (1,746)          (730)
                                                              ----------     ----------     ----------
               Total income before income taxes ............  $  132,438     $  136,859     $  122,811
                                                              ==========     ==========     ==========
     Depreciation
         Direct Marketing ..................................  $   26,769     $   23,022     $   18,804
         Shoppers ..........................................       5,235          5,393          5,235
         Corporate Activities ..............................          75             79             87
                                                              ----------     ----------     ----------
               Total depreciation ..........................  $   32,079     $   28,494     $   24,126
                                                              ==========     ==========     ==========
     Goodwill and intangible amortization
         Direct Marketing ..................................  $   12,769     $   11,156     $    6,593
         Shoppers ..........................................       4,072          4,070          4,069
                                                              ----------     ----------     ----------
               Total goodwill and intangible amortization ..  $   16,841     $   15,226     $   10,662
                                                              ==========     ==========     ==========
     Total assets
         Direct Marketing ..................................  $  536,270     $  589,552
         Shoppers ..........................................     179,748        187,905
         Corporate Activities ..............................      55,031         29,648
                                                              ----------     ----------
               Total assets ................................  $  771,049     $  807,105
                                                              ==========     ==========
     Capital expenditures
         Direct Marketing ..................................  $   22,354     $   34,030     $   24,450
         Shoppers ..........................................       4,085          2,408          4,434
         Corporate Activities ..............................           6             27             44
                                                              ----------     ----------     ----------
               Total capital expenditures ..................  $   26,445     $   36,465     $   28,928
                                                              ==========     ==========     ==========

Information about the Company's operations in different geographic areas:

                                                                          YEAR ENDED DECEMBER 31,
                                                                 ----------------------------------------
     In thousands                                                   2001           2000           1999
     ------------                                                ----------     ----------     ----------

     Revenues(a)
         United States .....................................     $  880,642     $  917,160     $  800,700
         Other countries ...................................         37,286         43,613         29,052
                                                                 ----------     ----------     ----------
               Total revenues ..............................     $  917,928     $  960,773     $  829,752
                                                                 ==========     ==========     ==========

     Long-lived assets(b)
         United States .....................................     $  101,785     $  104,507
         Other countries ...................................          7,643          7,558
                                                                 ----------     ----------
               Total long-lived assets .....................     $  109,428     $  112,065
                                                                 ==========     ==========

(a)      Geographic revenues are based on the location of the customer.

(b)      Long-lived assets are based on physical location.

HARTE-HANKS, INC.

FIVE-YEAR FINANCIAL SUMMARY

    IN THOUSANDS, EXCEPT PER SHARE AMOUNTS                    2001          2000          1999          1998             1997
    --------------------------------------                 ----------    ----------    ----------    ----------       ----------

    Statement of Operations Data
        Revenues .......................................   $  917,928    $  960,773    $  829,752    $  748,546       $  638,349
        Operating expenses
            Payroll, production and distribution .......      649,552       686,502       606,676       553,529          479,742
            Selling, general and administrative ........       79,826        92,330        70,060        64,082           59,054
            Depreciation ...............................       32,079        28,494        24,126        21,087           17,327
            Goodwill and intangible amortization .......       16,841        15,226        10,662         7,890            5,134
                                                           ----------    ----------    ----------    ----------       ----------
                   Total operating expenses ............      778,298       822,552       711,524       646,588          561,257
                                                           ----------    ----------    ----------    ----------       ----------
    Operating income ...................................      139,630       138,221       118,228       101,958           77,092
    Interest expense, net ..............................        2,578          (384)       (5,313)      (13,281)           1,777
    Income from continuing operations(a) ...............       79,684        81,886        72,941        68,371(b)        44,271(c)
    Income from continuing operations
        after extraordinary items, net of taxes ........       79,684        81,886        72,941        68,371           43,396(d)
    Earnings from continuing operations
        per common share -- diluted ....................         1.23          1.18          1.01          0.90(b)          0.57(c)
    Earnings from continuing operations after extra-
        ordinary items per common share -- diluted .....         1.23          1.18          1.01          0.90(b)          0.56(d)
    Cash dividends per common share ....................         0.12          0.10          0.08          0.06             0.04
    Weighted-average common and common
        equivalent shares outstanding -- diluted .......       64,783        69,653        72,144        76,057           77,000
    Segment Data
        Revenues
            Direct Marketing ...........................   $  601,901    $  662,044    $  559,262    $  493,898       $  425,489
            Shoppers ...................................      316,027       298,729       270,490       254,648          212,860
                                                           ----------    ----------    ----------    ----------       ----------
            Total revenues .............................   $  917,928    $  960,773    $  829,752    $  748,546       $  638,349
                                                           ==========    ==========    ==========    ==========       ==========
        Operating income
            Direct Marketing ...........................   $   85,020    $   91,450    $   79,164    $   69,648       $   54,360
            Shoppers ...................................       63,398        55,710        47,015        40,507           31,089
            General corporate ..........................       (8,788)       (8,939)       (7,951)       (8,197)          (8,357)
                                                           ----------    ----------    ----------    ----------       ----------
            Total operating income .....................   $  139,630    $  138,221    $  118,228    $  101,958       $   77,092
                                                           ==========    ==========    ==========    ==========       ==========
    Other Data
        Operating cash flow(e) .........................   $  188,550    $  181,941    $  153,016    $  130,935       $   99,553
        Capital expenditures ...........................       26,445        36,465        28,928        24,443           28,396
    Balance Sheet Data (at end of period)
        Property, plant and equipment, net .............   $  109,428    $  112,065    $  106,250    $   92,274       $   89,351
        Goodwill and other intangibles, net ............      438,325       439,148       409,791       290,831          250,363
        Total assets ...................................      771,049       807,105       769,427       715,213          954,923
        Total long term debt ...........................       48,312        65,370         5,000            --               --
        Total stockholders' equity .....................      552,366       551,003       577,618       577,091          566,237

(a) Represents income and earnings from continuing operations per common share before extraordinary items.

(b) Includes non-recurring pension gain of $1.3 million, or two cents per share, net of $0.8 million income tax expense. Excluding this gain, earnings were $0.88 per share.

(c) Includes non-recurring income of $0.4 million, or one-half cent per share, net of $0.4 million income tax expense related to the sale of stock in another company partially offset by other non-recurring items. Excluding this income, earnings were $0.57 per share.

(d) Includes extraordinary loss from the early extinguishment of debt of $0.9 million, net of $0.6 million income tax benefit.

(e) Operating cash flow is defined as operating income plus depreciation and goodwill and intangible amortization. Operating cash flow is not intended to represent cash flow or any other measure of performance in accordance with accounting principles generally accepted in the United States of America.

                                                              2001 ANNUAL REPORT

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
HARTE-HANKS, INC.:

We have audited the accompanying consolidated balance sheets of Harte-Hanks, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows, and stockholders' equity and comprehensive income for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harte-Hanks, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

San Antonio, Texas

January 29, 2002

CORPORATE INFORMATION

COMMON STOCK

The Company's common stock is listed on the New York Stock Exchange (symbol:
HHS). The quarterly stock price ranges for 2001 and 2000 were as follows:

                                       2001                  2000
                                 HIGH        LOW       HIGH        LOW
                                 -----      -----      -----      -----
     First Quarter ........      24.09      21.28      26.75      19.63
     Second Quarter .......      25.88      21.36      25.94      21.00
     Third Quarter ........      24.90      20.50      27.88      24.38
     Fourth Quarter .......      28.92      20.45      28.44      21.50

In 2001, quarterly dividends were paid at the rate of 3 cents per share. In 2000, quarterly dividends were paid at the rate of 2.5 cents per share.

There are approximately 2,700 holders of record.

         TRANSFER AGENT AND REGISTRAR

         EquiServe Trust Company, N.A.
         PO Box 43010
         Providence, RI 02940-3010

         ANNUAL MEETING OF STOCKHOLDERS

         The annual meeting of stockholders will be held at 10:00 a.m. on May 7, 2002, at 200 Concord Plaza Drive, First Floor, San Antonio, Texas.

         FORM 10-K ANNUAL REPORT

         A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained, without charge, upon written request to:

         Dean Blythe, Secretary
         Harte-Hanks, Inc.
         P. O. Box 269
         San Antonio, Texas 78291-0269

HARTE-HANKS, INC.

DIRECTORS                               OFFICERS

DAVID L. COPELAND                       LARRY FRANKLIN                            DEAN BLYTHE
President, SIPCO, Inc.                  Chairman and                              Vice President, Legal
                                        Chief Executive Officer
DR. PETER T. FLAWN                                                                KATHY CALTA
President Emeritus                      RICHARD HOCHHAUSER                        Vice President, Direct Marketing
The University of Texas at Austin       President and
Chairman, Audit Committee               Chief Operating Officer                   BILL CARMAN
                                                                                  Vice President, Shoppers
LARRY FRANKLIN                          CRAIG COMBEST
Chairman and Chief Executive Officer    Senior Vice President,                    JAMES DAVIS
                                        Direct Marketing                          Vice President, Direct Marketing
CHRISTOPHER M. HARTE
Private Investor                        DONALD CREWS                              BILL GOLDBERG
                                        Senior Vice President,                    Vice President, Direct Marketing
HOUSTON H. HARTE                        Legal and Secretary
Vice Chairman                                                                     SPENCER JOYNER, JR.
                                        CHARLES DALL'ACQUA                        Vice President, Direct Marketing
RICHARD HOCHHAUSER                      Senior Vice President, Direct Marketing
President and Chief Operating Officer                                             FEDERICO ORTIZ
                                        PETER GORMAN                              Vice President, Tax
JAMES L. JOHNSON                        Senior Vice President, Shoppers
Chairman Emeritus,                                                                TANN TUELLER
GTE Corporation                         JACQUES KERREST                           Vice President, Direct Marketing
Chairman, Compensation Committee        Senior Vice President,
                                        Finance and Chief Financial Officer       JESSICA HUFF
WILLIAM K. GAYDEN                                                                 Controller and
Chairman and Chief Executive Officer,   GARY SKIDMORE                             Chief Accounting Officer
Merit Energy Company                    Senior Vice President, Direct Marketing

CORPORATE OFFICE

SAN ANTONIO, TEXAS

http://www.harte-hanks.com

DIRECT MARKETING

CRM                                  MARKETING SERVICES                   Madrid, Spain
                                                                          Melbourne, Australia
Austin, Texas                        Baltimore, Maryland                  Sao Paulo, Brazil
Billerica, Massachusetts             Bellmawr, New Jersey                 Sevres, France
Clearwater, Florida                  Bloomfield, Connecticut              Toronto, Canada
Fort Worth, Texas                    Cherry Hill, New Jersey              Uxbridge, United Kingdom
Glen Burnie, Maryland                Cincinnati, Ohio
La Jolla, California                 Clearwater, Florida                  SHOPPERS
Lake Katrine, New York               Deerfield Beach, Florida
Lake Mary, Florida                   Forty Fort, Pennsylvania             THE FLYER
Monroe Township, New Jersey          Fullerton, California
New York, New York                   Grand Prairie, Texas                 South Florida
Ontario, California                  Jacksonville, Florida                http://www.theflyer.com
River Edge, New Jersey               Langhorne, Pennsylvania
San Diego, California                Memphis, Tennessee                   PENNYSAVER
Sterling Heights, Michigan           Shawnee, Kansas
Valencia, California                 Westville, New Jersey                Northern California
West Bridgewater, Massachusetts
                                     NATIONAL SALES HEADQUARTERS          Southern California --
                                                                          Greater Los Angeles Area
                                     Cincinnati, Ohio
                                                                          Southern California --
                                     INTERNATIONAL OFFICES                Greater San Diego Area

                                     Darmstadt, Germany                   http://www.pennysaverusa.com
                                     Dublin, Ireland
                                     Hasselt, Belgium
                                     London, United Kingdom