Form 10-K, Exhibit 13
period 2002-12-31
HARTE HANKS INC
filed 2003-03-27
CIK 45919

                                                                      EXHIBIT 13

REAL FINANCIAL STRENGTH

Harte-Hanks has real financial strength: we are profitable, with earnings per share in 2002 exceeding those in 2001; we generate significant amounts of free cash flow; we have a debt-free balance sheet.

Total financial integrity and honest, transparent reporting of actual results have long been trademarks of Harte-Hanks. In these times when the failure of some to follow these principles has damaged the public's trust in corporate America, we have redoubled our commitment to apply our financial principles and maintain our financial integrity.

2002 presented extraordinary challenges. The people of Harte-Hanks met these challenges with determination and courage. Throughout the world every day, in our data centers, cubicles, conference rooms, warehouses, executive offices, loading docks, at client sites and on airplanes, we all rolled up our sleeves and faced the day's work with passion and intensity. This is our report of the results.

[GRAPHIC APPEARS HERE]

FINANCIAL CONTENTS

Management's discussion and analysis                                       12

Consolidated balance sheets                                                18

Consolidated statements of operations                                      19

Consolidated statements of cash flows                                      20

Consolidated statements of stockholders' equity and comprehensive income   21

Notes to consolidated financial statements                                 22

Five-year financial summary                                                31

Independent auditors' report                                               32

Corporate information                                                      32

Directors, officers and Harte-Hanks operations                             33

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company's overall performance reflects its commitment to its strategy of remaining a market leader in the targeted media industry, introducing new products and entering new markets, investing in technology and people, and increasing shareholder value. Harte-Hanks is a worldwide direct and targeted marketing company that provides direct marketing services and shopper advertising opportunities to a wide range of local, regional, national and international consumer and business-to-business marketers. Harte-Hanks Direct Marketing improves the return on its clients' marketing investment with a range of services organized around five solution points: Construct and update the database --> Access the data --> Analyze the data --> Apply the knowledge --> Execute the programs. Harte-Hanks Shoppers is North America's largest owner, operator and distributor of shopper publications, with shoppers that are zoned into more than 800 separate editions reaching more than 10 million households in California and Florida each week.

Harte-Hanks has grown internally by adding new customers and products, cross-selling existing products, entering new markets and expanding its international presence. In addition, the Company has used its excess cash flows and borrowings against its credit facilities to fund several acquisitions in the past few years. These acquisitions, as well as several previous acquisitions, have enhanced the Company's growth over the past three years. Harte-Hanks has funded $75.9 million in acquisitions during the period 2000 through 2002. These acquisitions have all been in the Company's Direct Marketing segment, which comprises approximately 63% of the Company's revenues for the year ended December 31, 2002.

Harte-Hanks derives its revenues from the sale of direct marketing and advertising services. As a worldwide business, direct marketing is affected by general national and international economic trends. Shoppers operate in local markets and are largely affected by the strength of the local economies. The Company's principal expense items are payroll, postage, transportation and paper.

RESULTS OF OPERATIONS

Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," under which goodwill is no longer amortized for book purposes (See Note A of the "Notes to Consolidated Financial Statements," included herein). For the purposes of the Management's Discussion and Analysis section of this report, all prior year numbers have been restated as if SFAS No. 142 had been adopted for the year.

Operating results were as follows:

In thousands            2002     % CHANGE    2001/1/    % CHANGE    2000/1/
----------------------------------------------------------------------------
Revenue              $ 908,777     -1.0     $ 917,928     -4.5     $ 960,773
Operating expenses     758,489     -0.5       762,075     -5.7       807,759
                     ---------              ---------              ---------
Operating income     $ 150,288     -3.6     $ 155,853      1.9     $ 153,014
                     =========              =========              =========

/1/ Results as if SFAS 142 had been adopted for the period. Reported results for the years ended December 31, 2001, and 2000, including goodwill amortization, were operating expenses of $778,298 and $822,552 respectively, and operating income of $139,630 and $138,221 respectively.

Consolidated revenues declined 1.0% to $908.8 million while operating income declined 3.6% to $150.3 million in 2002 compared to 2001. Overall operating expenses decreased 0.5% to $758.5 million. The Company's overall results reflect revenue and operating income declines in its Direct Marketing segment, partially offset by increased revenue and operating income in the Shopper segment.

The Company's overall 2001 results reflect revenue declines in its Direct Marketing segment, partially offset by increased revenues from the Shoppers segment. Overall 2001 operating income results reflect increased operating income from the Shoppers segment, partially offset by operating income declines from its Direct Marketing segment.

DIRECT MARKETING
Direct Marketing operating results were as follows:

In thousands            2002     % CHANGE    2001/1/    % CHANGE     2000/1/
-----------------------------------------------------------------------------
Revenue              $ 573,826     -4.7     $ 601,901      -9.1     $ 662,044
Operating expenses     489,954     -2.9       504,730      -9.8       559,872
                     ---------              ---------               ---------
Operating income     $  83,872    -13.7     $  97,171      -4.9     $ 102,172
                     =========              =========               =========

/1/ Results as if SFAS 142 had been adopted for the period. Reported results for the years ended December 31, 2001, and 2000, including goodwill amortization, were operating expenses of $516,881 and $570,594 respectively, and operating income of $85,020 and $91,450 respectively.

Direct Marketing revenues decreased $28.1 million, or 4.7%, in 2002 compared to 2001. These results reflect revenue declines in most of the company's largest vertical markets, including financial services, retail and pharmaceutical/healthcare. Revenues from the high-tech/telecom industry sector were flat compared to 2001. The segment's select markets group had increased revenue, primarily from the automotive and energy sectors, that were largely attributable to the November 2001 acquisition of Sales Support Services, Inc. Direct Marketing experienced revenue declines in data sales, data processing, Internet services, consulting services, personalized direct mail and targeted mail businesses partially offset by increased revenues from software sales, logistics operations and agency-type business. Direct Marketing revenues were also affected by the 2001 acquisition noted above.

Operating expenses decreased $14.8 million, or 2.9%, in 2002 compared to 2001. Labor costs decreased $19.0 million due to lower volumes and staff reductions. Production and distribution costs increased $6.7 million, primarily due to higher transportation costs related to higher logistics revenues and higher temporary labor costs. General and administrative expenses decreased $2.8 million due to a decrease in bad debt expense, professional services and business services. Depreciation expense increased $0.3 million due to new capital investments to support future growth and improve efficiencies. Operating expenses were also impacted by the 2001 acquisition noted above.

Direct Marketing revenues decreased $60.1 million, or 9.1% in 2001 compared to 2000. These results reflect declines in almost all of Direct Marketing's vertical markets, including declines in the segment's largest vertical markets: retail, financial services and high-tech/telecom. The overall decline was partially offset by strong growth in revenue from the pharmaceutical/healthcare industries. Direct Marketing experienced revenue declines in data processing, agency, consulting, fulfillment, telesales, brokered customer list business, personalized direct mail, targeted mail and logistics operations, partially offset by increased software revenue and revenue attributable to 2001 and 2000 acquisitions.

Operating expenses decreased $55.1 million, or 9.8%, in 2001 compared to 2000. The overall decrease in operating expenses was primarily due to the Company's efforts to manage its cost structure in a difficult economic environment, as well as reduced variable expenses resulting from lower revenue levels. Labor costs declined $16.2 million due to lower volumes and staff reductions. Production and distribution costs decreased $28.4 million due primarily to decreased volumes and better pricing obtained from vendors. General and administrative expenses decreased $14.4 million due to decreases in employee expense and professional services. Depreciation expense increased $3.7 million due to new capital investments to support future growth and improve efficiencies. Operating expenses were also impacted by 2001 and 2000 acquisitions.

SHOPPERS
Shopper operating results were as follows:

In thousands            2002     % CHANGE    2001/1/    % CHANGE    2000/1/
-----------------------------------------------------------------------------
Revenue              $ 334,951      6.0     $ 316,027       5.8     $ 298,729
Operating expenses     260,387      4.8       248,557       4.0       238,948
                     ---------              ---------               ---------
Operating income     $  74,564     10.5     $  67,470      12.9     $  59,781
                     =========              =========               =========

/1/ Results as if SFAS 142 had been adopted for the period. Reported results for the years ended December 31, 2001, and 2000, including goodwill amortization, were operating expenses of $252,629 and $243,019 respectively, and operating income of $63,398 and $55,710 respectively.

Shopper revenues increased $18.9 million, or 6.0%, in 2002 compared to 2001. Revenue increases were the result of improved sales in established markets as well as geographic expansions into new neighborhoods in California. From a product-line perspective, Shoppers had growth in both run-of-press (ROP, or in-book) advertising, primarily real estate-related advertising, and its distribution products, primarily four-color glossy flyers. These increases were partially offset by declines in employment-related ROP advertising and coupon book revenues.

Shopper operating expenses rose $11.8 million, or 4.8%, in 2002 compared to 2001. Labor costs increased $7.5 million due to higher volumes. Production costs increased $4.5 million due to a $5.0 million increase in postage resulting from higher postage rates and increased circulation and volumes. Partially offsetting these increased postage costs were decreased paper costs due to lower rates for both newsprint and job paper. General and administrative costs were flat, as decreased bad debt expense was offset by higher promotion and facilities expenses.

Shopper revenues increased $17.3 million, or 5.8%, in 2001 compared to 2000. Revenue increases were the result of improved sales in established markets as well as geographic expansions into new neighborhoods in both California and Florida. On a product basis, revenue increased due to growth in distribution products and ROP, primarily core sales and real estate-related advertising. These increases were partially offset by declines in employment-related ROP advertising, print-and-deliver and coupon-book revenues.

Shopper operating expenses rose $9.6 million, or 4.0%, in 2001 compared to 2000. The increase in operating expenses was primarily due to increases in production costs of $5.6 million, including increased postage of $3.5 million due to higher postage rates and increased circulation and volumes. Promotion costs also increased $2.9 million; labor costs increased $2.0 million; and insurance costs were up $1.0 million.

ACQUISITIONS

As described in Note B of the "Notes to Consolidated Financial Statements" included herein, the Company made three acquisitions in the past three years.

In November 2001, the Company acquired Sales Support Services, Inc. (SSS), a leading business-to-business lead generation, order-processing and fulfillment services company serving the automotive, energy and other industries.

The Company acquired the Detroit-based Information Resource Group, a leading provider of business-to-business intelligence solutions to the high-tech, telecommunications and other industries, in November 2000, and Hi-Tech Marketing Limited (HTM), a London-based leading pan-European provider of CRM services to the high-tech, telecommunications and financial services industries, in June 2000.

INTEREST EXPENSE/INTEREST INCOME

Interest expense decreased $1.9 million in 2002 over 2001 due primarily to lower outstanding debt levels of the Company's revolving credit facilities. The decrease in interest expense in 2002 was also a result of lower rates in 2002 compared to 2001. Interest expense increased $1.4 million in 2001 over 2000, due primarily to higher outstanding debt levels during 2001 of the Company's three-year revolving credit facility, the proceeds of which were used to repurchase the Company's stock and fund the November 2001 acquisition of SSS. Interest relating to the Company's unsecured credit facility obtained for the purpose of constructing a new building in Belgium, and a note payable issued in connection with the Company's June 2000 acquisition of HTM, also contributed to the increase in interest expense during 2001. The increase in interest expense in 2001 attributable to the higher debt levels was partially offset by lower interest rates in 2001 compared to 2000. The Company's debt on December 31, 2002, and 2001 is described in Note D of the "Notes to Consolidated Financial Statements," included herein.

Interest income decreased $0.2 million in 2002 compared to 2001 due to lower interest rates in 2002 compared to 2001. Interest income decreased $1.6 million in 2001 over 2000 due to lower interest rates and lower average cash balances during the year.

OTHER INCOME AND EXPENSE

Other net expense for 2002 primarily consists of balance-based bank charges and stockholders expenses. During 2001 the Company realized $2.5 million in losses on the sales of investments that were classified as available for sale and $0.9 million in losses on the sales of investments that were accounted for under the cost method. The remaining other net expense for 2001 primarily consists of balance-based bank charges and stockholders expenses.

INCOME TAXES

Income taxes decreased $0.4 million in 2002 and $2.1 million in 2001 due to lower income levels. The effective income tax rates were 38.4%, 38.3%, and 38.9% in 2002, 2001 and 2000, respectively. The effective income tax rate calculated is higher than the federal statutory rate of 35% due to the addition of state taxes.

CAPITAL INVESTMENTS

Net cash used in investing activities for 2002 included $17.4 million for capital expenditures and $3.8 million for acquisition-related payments. The capital expenditures consisted primarily of additional computer capacity, technology, systems, new press equipment and equipment upgrades for the Direct Marketing segment. The Shopper segment's capital expenditures were primarily related to additional computer and other production equipment. The acquisition-related payments, which all relate to prior years' acquisitions, were made in the Direct Marketing segment and are discussed above in the section titled "Acquisitions."

Net cash used in investing activities for 2001 included $28.2 million for acquisitions and $26.4 million for capital expenditures. The acquisition investments, which were made in the Direct Marketing segment, are discussed above in the section titled "Acquisitions." The capital expenditures consisted primarily of additional computer capacity, technology, systems, new press equipment and equipment upgrades for the Direct Marketing segment. The Company also invested in facility expansion in its Direct Marketing segment. The Shopper segment's capital expenditures were primarily related to facility improvements and additional computer and other production equipment.

CRITICAL ACCOUNTING POLICIES

Financial Reporting Release No. 60, released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note A of the "Notes to Consolidated Financial Statements" includes a summary of the significant accounting policies and methods used in the preparation of the Company's Consolidated Financial Statements.

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

Direct Marketing revenue is derived from a variety of services. Revenue from services such as creative and graphics, printing, personalization of communication pieces using laser and inkjet printing, targeted mail, fulfillment, agency services and transportation logistics are recognized as the work is performed. Revenue is typically based on a set price or rate given to the customer.

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

Revenue from software is recognized in accordance with the American Institute of Certified Public Accountants' (AICPA) Statement of Position ("SOP") 97-2 "Software Revenue Recognition," as amended by SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition." SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the vendor-specific objective evidence of fair values of the respective elements. For software sales with multiple elements (for example, software licenses with undelivered postcontract customer support or "PCS"), the Company allocates revenue to each component of the arrangement using the residual value method based on the fair value of the undelivered elements. This means the Company defers revenue from the software sale equal to the fair value of the undelivered elements. The fair value of PCS is based upon separate sales of renewals to other customers or upon renewal rates quoted in the contracts. The fair value of services, such as training and consulting, is based upon separate sales of these services to other customers.

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

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains its allowance for doubtful accounts at a balance adequate to reduce accounts receivable to the amount of cash expected to be realized upon collection. The methodology used to determine the minimum allowance balance is based on the Company's prior collection experience and is generally related to the accounts receivable balance in various aging categories. The balance is also influenced by specific customers' financial strength and circumstance. Accounts that are determined to be uncollectible are written off in the period in which they are determined to be uncollectible. Periodic changes to the allowance balance are recorded as increases or decreases to bad debt expense, which is included in the "Advertising, selling, general and administrative" line of the Company's Consolidated Statements of Operations. The Company recorded bad debt expense of $1.2 million, $4.4 million and $4.6 million for the years ended December 31, 2002, 2001, and 2000, respectively.

RESERVE FOR WORKERS' COMPENSATION, AUTOMOBILE AND GENERAL LIABILITY

The Company has a $250,000 deductible for automobile and general liability. The Company's deductible for workers' compensation increased from $250,000 to $1.0 million in October 2002. The estimate of loss reserves necessary for claims is based on the Company's estimate of claims incurred as of the end of the year. The Company uses detail loss-run claim reports provided by the insurance administrator and applies actuarial development factors to the open claim loss balance to determine an appropriate reserve balance. The loss-run claim reports show all claims and an estimate of what the claim will cost. This estimate is provided by the insurance administrator based upon its experience dealing with similar types of claims. The Company uses the loss-run claim reports as a basis for its reserve balance. Periodic changes to the reserve are recorded as increases or decreases to insurance expense, which is included in the "Advertising, selling, general and administrative" line of the Company's Consolidated Statement of Operations.

GOODWILL

Goodwill is recorded to the extent that the purchase price exceeds the fair value of the assets acquired in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142. Prior to the adoption of SFAS No. 142 on January 1, 2002, goodwill was being amortized on a straight-line basis over 15 to 40 year periods. Beginning January 1, 2002, goodwill is no longer being amortized, but instead is tested for impairment as discussed below.

The Company assesses the impairment of its goodwill in accordance with SFAS No. 142, by determining the fair value of each of its reporting units and comparing the fair value to the carrying value for each reporting unit. The Company has identified its reporting units as Customer Relationship Management (CRM), Marketing Services and Shoppers. Fair value is determined using projected discounted future cash flows and cash flow multiple models, based on historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. If a reporting unit's carrying amount exceeds its fair value, the Company must calculate the implied fair value of the reporting unit's goodwill by allocating the reporting unit's fair value to all of its assets and liabilities (recognized and unrecognized) in a manner similar to a purchase price allocation, and then compare this implied fair value to its carrying amount. To the extent that the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recorded. The Company has not recorded an impairment loss in any of the three years ended December 31, 2002.

At December 31, 2002, and 2001, the Company's goodwill balance was $436.8 million, net of $82.0 million of accumulated amortization, and $434.5 million, net of $82.0 million of accumulated amortization, respectively. Amortization expense related to goodwill was $16.2 million and $14.8 million for the years ended December 31, 2001, and 2000, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities for 2002 was $141.6 million, down $11.3 million compared to 2001. The decrease in 2002 primarily relates to collections of a lower accounts receivable balance at December 31, 2001, than at December 31, 2000, due to decreased revenues. Net cash outflows from investing activities were $20.7 million for 2002 compared to net cash outflows of $53.4 in 2001. The decrease in 2002 primarily relates to less cash spent on acquisitions and lower capital investments in 2002 than 2001. Net cash outflows from financing activities in 2002 were $126.4 million compared to $92.0 million in 2001. The increase in 2002 primarily relates to higher net repayments of debt and a higher overall amount spent repurchasing stock in 2002 than 2001.

Capital resources are available from, and provided through, the Company's unsecured credit facility. This credit facility, a three-year $125-million variable-rate revolving loan commitment, was put in place on October 18, 2002. All borrowings under this credit agreement are to be repaid by October 17, 2005.

Management believes that its credit facility, together with cash provided by operating activities, will be sufficient to fund operations and anticipated acquisitions and capital expenditures needs for the foreseeable future. As of December 31, 2002, the Company had $110.0 million of unused borrowing capacity under its credit facility.

FACTORS THAT MAY AFFECT FUTURE RESULTS AND FINANCIAL CONDITION

From time to time, in both written reports and oral statements by senior management, the Company may express its expectations regarding its future performance. These "forward-looking statements" are inherently uncertain, and investors should realize that events could turn out to be other than what senior management expected. Set forth below are some key factors which could affect the Company's future performance, including its revenues, net income and earnings per share; however, the risks described below are not the only ones the Company faces. Additional risks and uncertainties that are not presently known, or that the Company currently considers immaterial, could also impair the Company's business operations.

Legislation--There could be a material adverse impact on the Company's Direct Marketing business due to the enactment of legislation or industry regulations arising from public concern over consumer privacy issues. Restrictions or prohibitions could be placed upon the collection and use of information that is currently legally available.

Data Suppliers--There could be a material adverse impact on the Company's Direct Marketing business if owners of the data the Company uses were to withdraw the data. Data providers could withdraw their data if there is a competitive reason to do so or if legislation is passed restricting the use of the data.

Acquisitions--In recent years the Company has made a number of acquisitions in its Direct Marketing segment, and it expects to pursue additional acquisition opportunities. Acquisition activities, even if not consummated, require substantial amounts of management time and can distract from normal operations. In addition, there can be no assurance that the synergies and other objectives sought in acquisitions will be achieved.

Competition--Direct marketing is a rapidly evolving business, subject to periodic technological advancements, high turnover of customer personnel who make buying decisions, and changing customer needs and preferences. Consequently, the Company's Direct Marketing business faces competition in all of its offerings. The Company's Shopper business competes for advertising, as well as for readers, with other print and electronic media. Competition comes from local and regional newspapers, magazines, radio, broadcast and cable television, shopper publications and other communications media that operate in the Company's markets. The extent and nature of such competition are, in large part, determined by the location and demographics of the markets targeted by a particular advertiser, and the number of media alternatives in those markets. Failure to continually improve the Company's current processes and to develop new products and services could result in the loss of the Company's customers to current or future competitors. In addition, failure to gain market acceptance of new products and services could adversely affect the Company's growth.

Qualified Personnel--The Company believes that its future prospects will depend in large part upon its ability to attract, train and retain highly skilled technical, client services and administrative personnel. While dependent on employment levels and general economic conditions, qualified personnel historically have been in great demand from time to time and in the foreseeable future will likely remain a limited resource.

Postal Rates--The Company's shopper publications and direct marketing services depend on the United States Postal Service to deliver products. The Company's Shoppers are delivered by standard mail, and postage is the second largest expense, behind payroll, in the Company's Shopper business. Standard postage rates increased at the beginning of the third quarter of 2002. Overall Shopper postage costs are expected to grow moderately as a result of this increase as well as anticipated increases in circulation and insert volumes. Postal rates also influence the demand for the Company's direct marketing services even though the cost of mailings is borne by the Company's customers and is not directly reflected in the Company's revenues or expenses.

Paper Prices--Paper represents a substantial expense in the Company's Shopper operations. In recent years newsprint prices have fluctuated widely, and such fluctuations can materially affect the results of the Company's operations.

Economic Conditions--Changes in national economic conditions can affect levels of advertising expenditures generally, and such changes can affect each of the Company's businesses. In addition, revenues from the Company's Shopper business are dependent to a large extent on local advertising expenditures in the markets in which they operate. Such expenditures are substantially affected by the strength of the local economies in those markets. Direct Marketing revenues are dependent on national and international economics.

Interest Rates--Interest rate movements in Europe and the United States can affect the amount of interest the Company pays related to its debt and the amount it earns on cash equivalents. The Company's primary interest rate exposure is to interest rate fluctuations in Europe, specifically EUROLIBOR rates due to their impact on interest related to the Company's $125 million credit facility. The Company also has exposure to interest rate fluctuations in the United States, specifically money market, commercial paper and overnight time deposit rates as these affect the Company's earnings on its excess cash.

War--War or the threat of war involving the United States could have a significant impact on the Company's operations. War could substantially affect the levels of advertising expenditures by clients in each of the Company's businesses. In addition, each of the Company's businesses could be affected by operational disruptions and a shortage of supplies and labor related to such a war.

HARTE-HANKS, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

                                                                                                   December 31,
In thousands, except per share and share amounts                                               2002           2001
----------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
   Cash and cash equivalents ..........................................................   $     25,026    $     30,468
   Accounts receivable
    (less allowance for doubtful accounts of $3,025 in 2002 and $5,463 in 2001)                137,679         138,409
   Inventory ..........................................................................          5,299           5,835
   Prepaid expenses ...................................................................         14,070          13,411
   Current deferred income tax asset ..................................................          8,129           8,378
   Other current assets ...............................................................          8,409           6,306
                                                                                          ------------    ------------
        Total current assets ..........................................................        198,612         202,807
                                                                                          ------------    ------------

Property, plant and equipment
   Land ...............................................................................          3,335           3,325
   Buildings and improvements .........................................................         32,442          31,045
   Software ...........................................................................         53,279          45,806
   Equipment and furniture ............................................................        178,684         178,842
                                                                                          ------------    ------------
                                                                                               267,740         259,018
   Less accumulated depreciation and amortization .....................................       (179,741)       (152,558)
                                                                                          ------------    ------------
                                                                                                87,999         106,460
   Software development and equipment installations in progress .......................          6,155           2,968
                                                                                          ------------    ------------
        Net property, plant and equipment .............................................         94,154         109,428
                                                                                          ------------    ------------

Intangible and other assets
   Goodwill
    (less accumulated amortization of $81,965 in 2002 and 2001) .......................        436,800         434,458
   Other intangible assets
    (less accumulated amortization of $1,733 in 2002 and $1,133 in 2001) ..............          3,267           3,867
   Other assets .......................................................................          3,899          20,489
                                                                                          ------------    ------------
        Total intangible and other assets .............................................        443,966         458,814
                                                                                          ------------    ------------
        Total assets ..................................................................   $    736,732    $    771,049
                                                                                          ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Accounts payable ...................................................................   $     40,746    $     42,990
   Accrued payroll and related expenses ...............................................         21,854          21,550
   Customer deposits and unearned revenue .............................................         41,775          38,617
   Income taxes payable ...............................................................          9,338          10,531
   Other current liabilities ..........................................................          8,048           8,086
                                                                                          ------------    ------------
        Total current liabilities .....................................................        121,761         121,774
Long-term debt ........................................................................         16,300          48,312
Other long-term liabilities
 (including deferred income taxes of $21,602 in 2002 and $29,515 in 2001) .............         66,138          48,597
                                                                                          ------------    ------------
        Total liabilities .............................................................        204,199         218,683
                                                                                          ------------    ------------

Stockholders' equity
   Common stock, $1 par value, authorized 375,000,000 shares
    Issued 2002: 111,534,630; 2001: 109,352,290 shares ................................        111,535         109,352
   Additional paid-in capital .........................................................        216,149         188,158
   Retained earnings ..................................................................        722,231         640,635
   Less treasury stock, 2002: 21,329,896; 2001: 16,139,795 shares at cost .............       (491,793)       (384,486)
   Accumulated other comprehensive loss ...............................................        (25,589)         (1,293)
                                                                                          ------------    ------------
        Total stockholders' equity ....................................................        532,533         552,366
                                                                                          ------------    ------------
        Total liabilities and stockholders' equity ....................................   $    736,732    $    771,049
                                                                                          ============    ============

See Notes to Consolidated Financial Statements

HARTE-HANKS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                             Year Ended December 31,
In thousands, except per share amounts                                                 2002            2001            2000
-------------------------------------------------------------------------------------------------------------------------------
Revenue ........................................................................   $    908,777    $    917,928    $    960,773
                                                                                   ------------    ------------    ------------
Operating expenses
   Payroll .....................................................................        324,733         335,913         350,058
   Production and distribution .................................................        324,806         313,639         336,444
   Advertising, selling, general and administrative ............................         76,222          79,826          92,330
   Depreciation ................................................................         32,128          32,079          28,494
   Goodwill and intangible amortization ........................................            600          16,841          15,226
                                                                                   ------------    ------------    ------------
        Total operating expenses ...............................................        758,489         778,298         822,552
                                                                                   ------------    ------------    ------------
Operating income ...............................................................        150,288         139,630         138,221
Other expenses (income)
   Interest expense ............................................................          1,208           3,076           1,678
   Interest income .............................................................           (274)           (498)         (2,062)
   Other, net ..................................................................          2,004           4,614           1,746
                                                                                   ------------    ------------    ------------
                                                                                          2,938           7,192           1,362
                                                                                   ------------    ------------    ------------
Income before income taxes .....................................................        147,350         132,438         136,859
Income tax expense .............................................................         56,605          52,754          54,973
                                                                                   ------------    ------------    ------------
Net income .....................................................................   $     90,745    $     79,684    $     81,886
                                                                                   ============    ============    ============

Basic earnings per common share ................................................   $       0.98    $       0.84    $       0.81
                                                                                   ============    ============    ============

   Weighted-average common shares outstanding ..................................         92,648          94,808         101,276
                                                                                   ============    ============    ============

Diluted earnings per common share ..............................................   $       0.96    $       0.82    $       0.78
                                                                                   ============    ============    ============

   Weighted-average common and
    common equivalent shares outstanding .......................................         94,872          97,174         104,480
                                                                                   ============    ============    ============

A reconciliation of the effects of the adoption of Statement of Financial
Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," on net income and basic and diluted earnings per share is as follows:

Net income .....................................................................   $     90,745    $     79,684    $     81,886
   Add back: Goodwill amortization (net of tax effect) .........................                         12,016          10,752
                                                                                   ------------    ------------    ------------
   Adjusted net income .........................................................   $     90,745    $     91,700    $     92,638
                                                                                   ============    ============    ============

Basic earnings per common share:

   Net income ..................................................................   $       0.98    $       0.84    $       0.81
    Add back: Goodwill amortization (net of tax effect) ........................                           0.13            0.10
                                                                                   ------------    ------------    ------------
   Adjusted net income .........................................................   $       0.98    $       0.97    $       0.91
                                                                                   ============    ============    ============

Diluted earnings per common share:
   Net income ..................................................................   $       0.96    $       0.82    $       0.78
    Add back: Goodwill amortization (net of tax effect) ........................                           0.12            0.11
                                                                                   ------------    ------------    ------------
   Adjusted net income .........................................................   $       0.96    $       0.94    $       0.89
                                                                                   ============    ============    ============

SFAS No. 142 is described in Note A of the Notes to Consolidated Financial Statements.

See Notes to Consolidated Financial Statements

HARTE-HANKS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   Year Ended December 31,
In thousands                                                                 2002            2001            2000
---------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
   Net income ........................................................   $     90,745    $     79,684    $     81,886
   Adjustments to reconcile net income
    to net cash provided by operations:
        Depreciation .................................................         32,128          32,079          28,494
        Goodwill and intangible amortization .........................            600          16,841          15,226
        Amortization of option-related compensation ..................             99             206             441
        Deferred income taxes ........................................          8,878           2,470           5,942
        Other, net ...................................................            741           4,464             424
   Changes in operating assets and liabilities,
    net of effects from acquisitions and divestitures:
        (Increase) decrease in accounts receivable, net ..............            730          47,578         (22,514)
        Decrease in inventory ........................................            536             425             839
        Increase in prepaid expenses and other current assets ........         (2,762)           (124)         (1,848)
        Increase (decrease) in accounts payable ......................         (2,244)        (17,054)          1,451
        Increase (decrease) in other accrued expenses
         and other liabilities .......................................          8,884         (12,350)          5,095
        Other, net ...................................................          3,302          (1,278)         (4,511)
                                                                         ------------    ------------    ------------
           Net cash provided by operating activities .................        141,637         152,941         110,925
                                                                         ------------    ------------    ------------

Cash Flows from Investing Activities
   Acquisitions ......................................................         (3,791)        (28,230)        (43,873)
   Purchases of property, plant and equipment ........................        (17,358)        (26,445)        (36,465)
   Proceeds from the sale of property, plant and equipment ...........            439             492             432
   Other investing activities ........................................             --             801             391
                                                                         ------------    ------------    ------------
           Net cash used in investing activities .....................        (20,710)        (53,382)        (79,515)
                                                                         ------------    ------------    ------------

Cash Flows from Financing Activities
   Long-term borrowings ..............................................         34,000         282,000          58,494
   Payments on debt ..................................................        (66,531)       (292,000)         (5,000)
   Issuance of common stock ..........................................         14,113           9,131           6,506
   Issuance of treasury stock ........................................            110              75              81
   Purchase of treasury stock ........................................        (98,912)        (83,664)        (92,706)
   Warrants repurchased ..............................................             --              --          (4,317)
   Dividends paid ....................................................         (9,149)         (7,561)         (6,736)
                                                                         ------------    ------------    ------------
           Net cash used in financing activities .....................       (126,369)        (92,019)        (43,678)
                                                                         ------------    ------------    ------------
Net increase (decrease) in cash and cash equivalents .................         (5,442)          7,540         (12,268)
Cash and cash equivalents at beginning of year .......................         30,468          22,928          35,196
                                                                         ------------    ------------    ------------
Cash and cash equivalents at end of year .............................   $     25,026    $     30,468    $     22,928
                                                                         ------------    ------------    ------------
Supplemental Cash Flow Information:
Non-cash investing and financing activities:
   Acquisitions -- debt issued (2000) ................................   $         --    $         --    $      6,876
                                                                         ------------    ------------    ------------

See Notes to Consolidated Financial Statements

HARTE-HANKS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS
OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                                                                                                        ACCUMULATED
                                                                  ADDITIONAL                                  OTHER         TOTAL
                                                          COMMON     PAID-IN   RETAINED    TREASURY   COMPREHENSIVE  STOCKHOLDERS'
In thousands                                               STOCK     CAPITAL   EARNINGS       STOCK   INCOME (LOSS)        EQUITY
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2000 ........................... $ 110,445  $  163,401  $ 493,362  $ (201,906)  $      12,316  $     577,618
Common stock issued -- employee benefit plans ........       294       3,711         --          --              --          4,005
Exercise of stock options for cash and
 by surrender of shares ..............................       492       2,009         --          --              --          2,501
Tax benefit of options exercised .....................        --       1,581         --          --              --          1,581
Dividends paid ($0.067 per share) ....................        --          --     (6,736)         --              --         (6,736)
Treasury stock issued ................................        --          11         --          70              --             81
Treasury stock repurchased ...........................    (1,972)      1,972         --     (92,706)             --        (92,706)
Warrants repurchased (net of tax of $1,511) ..........        --      (2,806)        --          --              --         (2,806)
Comprehensive income, net of tax:
   Net income ........................................        --          --     81,886          --              --         81,886
   Foreign currency translation adjustment ...........        --          --         --          --          (1,208)        (1,208)
   Change in unrealized gain (loss) on long-term
    investments, net of reclassification
    adjustments (net of tax of $7,115) ...............        --          --         --          --         (13,213)       (13,213)
                                                                                                                     -------------
Total comprehensive income ...........................                                                                      67,465
                                                       ---------  ----------  ---------  ----------   -------------  -------------
Balance at December 31, 2000 .........................   109,259     169,879    568,512    (294,542)         (2,105)       551,003

Common stock issued -- employee benefit plans ........       266       3,186         --          --              --          3,452
Exercise of stock options for cash and
 by surrender of shares ..............................     1,782       6,717         --      (6,350)             --          2,149
Tax benefit of options exercised .....................        --       6,416         --          --              --          6,416
Dividends paid ($0.08 per share) .....................        --          --     (7,561)         --              --         (7,561)
Treasury stock issued ................................        --           5         --          70              --             75
Treasury stock repurchased ...........................    (1,955)      1,955         --     (83,664)             --        (83,664)
Comprehensive income, net of tax:
   Net income ........................................        --          --     79,684          --              --         79,684
   Foreign currency translation adjustment ...........        --          --         --          --             (85)           (85)
   Change in unrealized gain (loss) on long-term
    investments, net of reclassification
    adjustments (net of tax of $481) .................        --          --         --          --             897            897
                                                                                                                     -------------
Total comprehensive income ...........................                                                                      80,496
                                                       ---------  ----------  ---------  ----------   -------------  -------------
Balance at December 31, 2001 .........................   109,352     188,158    640,635    (384,486)         (1,293)       552,366

Common stock issued -- employee benefit plans.........       202       3,131         --          --              --          3,333
Exercise of stock options for cash and
 by surrender of shares ..............................     2,282      13,787         --      (8,498)             --          7,571
Tax benefit of options exercised .....................        --      10,765         --          --              --         10,765
Dividends paid ($0.098 per share) ....................        --          --     (9,149)         --              --         (9,149)
Treasury stock issued ................................        --           7         --         103              --            110
Treasury stock repurchased ...........................      (301)        301         --     (98,912)             --        (98,912)
Comprehensive income, net of tax:
   Net income ........................................        --          --     90,745          --              --         90,745
   Adjustment for minimum pension liability
    (net of tax of $17,121) ..........................        --          --         --          --         (26,169)       (26,169)
   Foreign currency translation adjustment ...........        --          --         --          --           1,873          1,873
                                                                                                                     -------------
Total comprehensive income ...........................                                                                      66,449
                                                       ---------   ---------  ---------  ----------   -------------  -------------
Balance at December 31, 2002 ......................... $ 111,535   $ 216,149  $ 722,231  $ (491,793)  $     (25,589) $     532,533
                                                       ---------   ---------  ---------  ----------   -------------  -------------

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

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains its allowance for doubtful accounts at a balance adequate to reduce accounts receivable to the amount of cash expected to be realized upon collection. The methodology used to determine the minimum allowance balance is based on the Company's prior collection experience and is generally related to the accounts receivable balance in various aging categories. The balance is also influenced by specific customers' financial strength and circumstance. Accounts that are determined to be uncollectible are written off in the period in which they are determined to be uncollectible. Periodic changes to the allowance balance are recorded as increases or decreases to bad debt expense, which is included in the "Advertising, selling, general and administrative" line of the Company's Consolidated Statements of Operations. The Company recorded bad debt expense of $1.2 million, $4.4 million and $4.6 million for the years ended December 31, 2002, 2001, and 2000, respectively.

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

         Buildings and improvements    10 to 40 years
         Equipment and furniture        3 to 20 years
         Software                       3 to 10 years

GOODWILL AND OTHER INTANGIBLES

Goodwill is recorded to the extent that the purchase price exceeds the fair value of the assets acquired in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142. Prior to the adoption of SFAS No. 142 on January 1, 2002, goodwill was being amortized on a straight-line basis over 15 to 40 year periods. Beginning January 1, 2002, goodwill is no longer being amortized, but instead is tested for impairment as discussed below.

The Company assesses the impairment of its goodwill in accordance with SFAS No. 142, by determining the fair value of each of its reporting units and comparing the fair value to the carrying value for each reporting unit. The Company has identified its reporting units as Customer Relationship Management (CRM), Marketing Services and Shoppers. Fair value is determined using projected discounted future cash flows and cash flow multiple models, based on historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. If a reporting unit's carrying amount exceeds its fair value, the Company must calculate the implied fair value of the reporting unit's goodwill by allocating the reporting unit's fair value to all of its assets and liabilities (recognized and unrecognized) in a manner similar to a purchase price allocation, and then compare this implied fair value to its carrying amount. To the extent that the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recorded. The Company has not recorded an impairment loss in any of the three years ended December 31, 2002.

At December 31, 2002, and 2001, the Company's goodwill balance was $436.8 million, net of $82.0 million of accumulated amortization, and $434.5 million, net of $82.0 million of accumulated amortization, respectively. Amortization expense related to goodwill was $16.2 million and $14.8 million for the years ended December 31, 2001, and 2000, respectively.

Other intangibles with definite useful lives are recorded on the basis of cost in accordance with SFAS No. 142, and are amortized on a straight-line basis over a period of 5 to 10 years. The Company assesses the recoverability of its other intangibles with definite lives by determining whether the amortization of the intangible balance over its remaining life can be recovered through projected undiscounted future cash flows over the remaining amortization period. If projected undiscounted future cash flows indicate that an unamortized intangible will not be recovered, an impairment loss is recognized based on projected discounted future cash flows. Cash flow projections are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

At December 31, 2002, and 2001, the Company's other intangibles with definite useful lives balance was $3.3 million, net of $1.7 million of accumulated amortization, and $3.9 million, net of $1.1 million of accumulated amortization. Amortization expense related to other intangibles with definite useful lives was $0.6 million, $0.6 million and $0.4 million for the years ended December 31, 2002, 2001, and 2000, respectively. Expected amortization expense is $0.6 million for the years ending December 31, 2003, 2004, and 2005, and $0.4 million for the years ending December 31, 2006 and 2007.

As of December 31, 2002, and 2001, the Company does not have any intangibles with indefinite useful lives other than goodwill.

INCOME TAXES

Income taxes are calculated using the asset and liability method required by SFAS No. 109. Deferred income taxes are recognized for the tax consequences resulting from "timing differences" by applying enacted statutory tax rates applicable to future years. These "timing differences" are associated with differences between the financial and the tax basis of existing assets and liabilities. Under SFAS No. 109, a statutory change in tax rates will be recognized immediately in deferred taxes and income.

EARNINGS PER SHARE

Basic earnings per common share are based upon the weighted-average number of common shares outstanding. Diluted earnings per common share are based upon the weighted-average number of common shares outstanding and dilutive common stock equivalents from the assumed exercise of stock options using the treasury stock method.

STOCK-BASED COMPENSATION

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

Had compensation expense for the Company's options been determined based on the fair value at the grant date for awards since January 1, 1995, consistent with the provisions of SFAS No. 123, the Company's net income and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

In thousands,                                    Year Ended December 31,
except per share amounts                     2002         2001         2000
------------------------------------------------------------------------------
Net income--as reported ................  $   90,745   $   79,684   $   81,886
Stock-based employee
 compensation expense,
 included in reported net
 income, net of related
 tax effects ...........................          61          124          264
Stock-based employee
 compensation expense
 determined under fair value
 based methods for all awards,
 net of related tax effects ............      (4,411)      (4,362)      (4,905)
                                          ----------   ----------   ----------
Net income--pro forma ..................  $   86,395   $   75,446   $   77,245
                                          ----------   ----------   ----------
Basic earnings
 per share--as reported ................  $     0.98   $     0.84   $     0.81
Basic earnings
 per share--pro forma ..................  $     0.93   $     0.80   $     0.76
Diluted earnings
 per share--as reported ................  $     0.96   $     0.82   $     0.78
Diluted earnings
 per share--pro forma ..................  $     0.91   $     0.78   $     0.74

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000:

                                                Year Ended December 31,
                                             2002         2001         2000
------------------------------------------------------------------------------
Expected dividend yield.................         0.5%         0.5%         0.4%
Expected stock price
 volatility.............................        27.8%        21.0%        23.0%
Risk-free interest rate.................         5.4%         5.7%         5.9%
Expected life of options................  3-10 years   3-10 years   3-10 years

STOCK SPLIT

In May 2002, the Company effected a three-for-two stock split in the form of a 50% stock dividend payable to holders of record on May 20, 2002. All share, per share and common stock information in the Consolidated Financial Statements and the Notes thereto has been restated to retroactively reflect the stock split.

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

RESERVE FOR WORKERS' COMPENSATION, AUTOMOBILE AND GENERAL LIABILITY

The Company has a $250,000 deductible for automobile and general liability. The Company's deductible for workers' compensation increased from $250,000 to $1.0 million in October 2002. The estimate of loss reserves necessary for claims is based on the Company's estimate of claims incurred as of the end of the year. The Company uses detail loss-run claim reports provided by the insurance administrator and applies actuarial development factors to the open claim loss balance to determine an appropriate reserve balance. The loss-run claim reports show all claims and an estimate of what the claim will cost. This estimate is provided by the insurance administrator based upon its experience dealing with similar types of claims. The Company uses the loss-run claim reports as a basis for its reserve balance. Periodic changes to the reserve are recorded as increases or decreases to insurance expense, which is included in the "Advertising, selling, general and administrative" line of the Company's Consolidated Statement of Operations.

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 143, "Accounting for Asset Retirement Obligations," issued in June 2001, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived obligations that result from the acquisition, construction, development and/or normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company will adopt SFAS No. 143 as of January 1, 2003. At this time the Company does not believe that the adoption of SFAS No. 143 will have a material impact on its financial statements.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," issued in July 2002, addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires that a liability be recognized for those costs only when the liability is incurred and can be measured at fair value. This statement nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," which required liability recognition for an exit cost when a company committed to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company will adopt SFAS No. 146 as of January 1, 2003. At this time the Company does not believe that the adoption of SFAS No. 146 will have a material impact on its financial statements.

In November 2002, the FASB issued Interpretation No. 45 ("FIN No. 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002, and adoption of the disclosure requirements are effective for the Company during the first quarter ending after January 31, 2003. The Company does not expect the adoption of FIN No. 45 to have a significant impact on its consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation prescribed by SFAS No. 123. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for the fiscal years ending after December 15, 2002, and the annual disclosure provisions are included in the notes to these consolidated financial statements. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company does not expect the adoption of SFAS No. 148 to have a significant impact on its consolidated financial position or results of operations.

NOTE B -- ACQUISITIONS

In November 2001, the Company acquired Sales Support Services, Inc. (SSS), a leading business-to-business lead generation, order processing and fulfillment services company serving the automotive, energy and other industries. The total cost of the transaction was approximately $21.9 million, which was paid in cash and with the assumption of SSS's debt. Goodwill recognized in this transaction amounted to approximately $16.4 million and was assigned to the direct marketing segment.

In November 2000, the Company acquired Detroit-based Information Resource Group, a leading provider of business-to-business intelligence solutions to the high-tech, telecommunications and other industries.

In June 2000, the Company acquired the UK-based Hi-Tech Marketing Limited (HTM), a leading pan-European provider of CRM services to the high-tech, telecommunications and financial services industries.

The total cash outlay in 2002 for acquisitions was $3.8 million. The total cash outlay in 2001 for acquisitions was $28.2 million. In addition, the Company held back $1.0 million of the purchase price related to its November acquisition of SSS pending the final settlement of the acquired company's working capital amount.

The total cash outlay in 2000 for acquisitions was $43.9 million. In addition, the Company incurred $6.9 million in notes payable for its June 2000 acquisition of HTM.

The operating results of the acquired companies have been included in the accompanying Consolidated Financial Statements from the date of acquisition under the purchase method of accounting. The Company has not disclosed proforma amounts including the operating results of prior years' acquisitions, as they are not considered material to the Company as a whole.

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

The Company sold all of these equity investments in 2001 and 2000 and owns no equity investments at December 31, 2002. Proceeds from the sale of long-term investments were $0.8 million and $1.1 million in 2001 and 2000, respectively. Gross realized losses included in 2001 income were $3.4 million, and gross realized gains included in 2000 income were $0.5 million. Gross gains and losses were determined using the average cost method.

NOTE D -- LONG-TERM DEBT

Cash payments for interest were $1.3 million, $3.4 million and $1.3 million for the years ended December 31, 2002, 2001, and 2000, respectively.

                                               December 31,
In thousands                                 2002         2001
-----------------------------------------------------------------
Revolving loan commitment, various
 interest rates based on EUROLIBOR
 (effective rate of 1.93% at
 December 31, 2002), due
 October 17, 2005.......................  $   15,000   $   45,000
Revolving loan commitment, various
 interest rates based on EURIBOR
 (effective rate of 3.20% at
 December 31,2002), due
 July 20, 2003..........................       1,300        3,312
Less current maturities.................          --           --
                                          ----------   ----------
                                          $   16,300   $   48,312
                                          ==========   ==========

CREDIT FACILITIES

On October 18, 2002 the Company obtained a three-year $125 million variable rate unsecured revolving credit facility. This $125 million facility replaced the Company's two $100 million credit facilities which were terminated on October 18, 2002. All borrowings under this $125 million credit agreement are to be repaid by October 17, 2005. Commitment fees on the total credit facility and interest rates for drawn amounts are determined according to a grid based on the Company's total debt-to-earnings ratio. Commitment fees range from .125% to ..175%. Interest rates on drawn amounts range from EUROLIBOR plus .5% to EUROLIBOR plus .7%. This credit facility contains both affirmative and negative covenants, and the Company has been in compliance with these covenants since obtaining the credit facility. As of December 31, 2002, the Company had $110 million of unused borrowing capacity under this credit agreement.

On November 29, 1999, the Company obtained an unsecured credit facility in the amount of 2.5 million Euros for the purpose of financing the construction of a new building in Hasselt, Belgium. This facility was increased to 3.7 million Euros on July 18, 2000. All borrowings under the original facility amount of 2.5 million Euros were repaid on December 16, 2002. All borrowings under the increased amount of 1.2 million Euros are to be repaid by July 20, 2003. The Company pays a commitment fee of .1% on the undrawn portion of the commitment. Interest rates on drawn amounts are at EURIBOR plus .15%. As of December 31, 2002, the Company had no unused borrowing capacity under this credit facility. It is the Company's intent to repay this note on July 20, 2003, with borrowings under its three-year revolving credit facility.

NOTE E -- INCOME TAXES

The components of income tax expense (benefit) are as follows:

                                                Year Ended December 31,
In thousands                                 2002         2001        2000
------------------------------------------------------------------------------
Current
   Federal..............................  $   41,602   $   43,010   $   40,502
   State and local......................       6,026        6,776        6,679
   Foreign..............................          99          498        1,850
                                          ----------   ----------   ----------
            Total current...............  $   47,727   $   50,284   $   49,031
                                          ==========   ==========   ==========

Deferred
   Federal..............................  $    7,087   $    2,716   $    5,321
   State and local......................       1,791         (246)         621
                                          ----------   ----------   ----------
            Total deferred..............  $    8,878   $    2,470   $    5,942
                                          ==========   ==========   ==========

The differences between total income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes were as follows:

                                             Year Ended December 31,
In thousands                       2002               2001             2000
------------------------------------------------------------------------------
Computed expected
 income tax
 expense ................  $   51,572    35%  $  46,353   35%  $  47,900    35%
Net effect of state
 income tax .............       4,922     3%      4,368    3%      4,857     4%
Effect of goodwill
 amortization ...........          --     0%      1,607    1%      1,633     1%
Change in the
 beginning of the
 year balance of
 the valuation
 allowance ..............         159     0%       (124)   0%       (112)    0%
Other, net ..............         (48)    0%        550    0%        695     1%
                           ----------  ----   ---------  ---   ---------   ---
Income tax expense
 for the period .........  $   56,605    38%  $  52,754   40%  $  54,973    40%
                           ==========  ====   =========   ==   =========    ==

Total income tax expense (benefit) was allocated as follows:

                                 Year Ended December 31,
In thousands                   2002         2001       2000
---------------------------------------------------------------
Results of operations....... $   56,605   $  52,754   $  54,973
Stockholders' equity........    (27,886)     (5,935)    (10,207)
                             ----------   ---------   ---------
Total....................... $   28,719   $  46,819   $  44,766
                             ==========   =========   =========

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:

                                                     December 31,
In thousands                                      2002         2001
----------------------------------------------------------------------
Deferred tax assets:
   Deferred compensation and
    retirement plans ........................  $   16,270   $    1,336
   Accrued expenses not
    deductible until paid ...................       4,204        4,327
   Accounts receivable, net .................         978        1,674
   Other, net ...............................         190          162
   State net operating loss
    carryforwards ...........................         848          759
   Capital loss carryforward ................         492          492
                                               ----------   ----------
       Total gross deferred tax assets ......      22,982        8,750
   Less valuation allowance .................      (1,277)        (897)
                                               ----------   ----------
   Net deferred tax assets ..................      21,705        7,853
                                               ----------   ----------
Deferred tax liabilities:
   Property, plant and equipment ............     (12,134)     (12,878)
   Goodwill .................................     (23,404)     (15,474)
   State income tax .........................         360         (638)
                                               ----------   ----------
       Total gross deferred
        tax liabilities .....................     (35,178)     (28,990)
                                               ----------   ----------
   Net deferred tax liabilities .............  $  (13,473)  $  (21,137)
                                               ==========   ==========

The valuation allowance for deferred tax assets as of January 1, 2001, was $455,000. The valuation allowance at December 31, 2002, relates to state net operating losses of $784,000 and capital losses of $493,000, which are not expected to be realized. The valuation allowance at December 31, 2001, related to state net operating losses of $405,000 and capital losses of $492,000 that are not expected to be realized.

The net deferred tax asset (liability) is recorded both as a current deferred income tax asset and as other long-term liabilities based upon the classification of the related timing difference.

Cash payments for income taxes were $37.8 million, $38.0 million and $47.8 million in 2002, 2001 and 2000, respectively.

NOTE F -- EMPLOYEE BENEFIT PLANS

Prior to January 1, 1999, the Company maintained a defined benefit pension plan for which most of its employees were eligible. In conjunction with significant enhancements to the Company's 401(k) plan, the Company elected to freeze benefits under this defined benefit pension plan as of December 31, 1998.

In 1994, the Company adopted a non-qualified supplemental pension plan covering certain employees, which provides for incremental pension payments so that total pension payments equal those amounts that would have been payable from the Company's principal pension plan if it were not for limitations imposed by income tax regulation. The benefits under this supplemental pension plan will continue to accrue as if the principal pension plan had not been frozen.

The status of the Company's defined benefit pension plans at year-end was as follows:

                                               Year Ended December 31,
In thousands                                      2002         2001
----------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at
 beginning of year ..........................  $   85,992   $   85,369
Service cost ................................         581          543
Interest cost ...............................       6,662        6,045
Actuarial loss (gain) .......................      13,435       (1,512)
Benefits paid ...............................      (4,519)      (4,453)
                                               ----------   ----------
Benefit obligation at end of year ...........     102,151       85,992
                                               ----------   ----------
CHANGE IN PLAN ASSETS
Fair value of plan assets
 at beginning of year .......................      79,241       90,356
Actual return on plan assets ................     (10,062)      (6,662)
Benefits paid ...............................      (4,519)      (4,453)
                                               ----------   ----------
Fair value of plan assets
 at end of year .............................      64,660       79,241
                                               ----------   ----------
Funded status ...............................     (37,491)      (6,751)
Unrecognized actuarial loss .................      47,187       17,825
Unrecognized prior service cost .............         555          620
                                               ----------   ----------
Net amount recognized .......................  $   10,251   $   11,694
                                               ==========   ==========

The Company's non-qualified pension plan had an accumulated benefit obligation in excess of its assets of $12.2 million at December 31, 2002.

The weighted-average assumptions used for measurement of the defined pension plans were as follows:

                                                        December 31,
                                                  2002       2001      2000
---------------------------------------------------------------------------
WEIGHTED-AVERAGE ASSUMPTIONS
 AS OF DECEMBER 31

Discount rate................................     6.85%      7.40%     7.50%
Expected return on plan assets...............     9.00%      9.00%    10.00%
Rate of compensation increase................     4.00%      4.00%     4.00%

Net pension cost for both plans included the following components:

                                           December 31,
In Thousands                       2002        2001       2000
-----------------------------------------------------------------
COMPONENTS OF NET PERIODIC
 BENEFIT COST (INCOME)
Service cost .................  $     581   $     543   $     338
Interest cost ................      6,662       6,045       5,373
Expected return
 on plan assets ..............     (6,931)     (8,820)     (9,951)
Amortization of prior
 service cost ................         65          65          65
Recognized actuarial
 loss (gain) .................      1,066          64      (1,575)
                                ---------   ---------   ---------
Net periodic benefit
 cost (income) ...............  $   1,443   $  (2,103)  $  (5,750)
                                =========   =========   =========

Prior to January 1, 1999, the Company also sponsored several 401(k) plans to provide employees with additional income upon retirement. The Company generally matched a portion of employees' voluntary before-tax contributions. Employees were fully vested in their own contributions and generally vested in the Company's matching contributions upon three years of service. Effective January 1, 1999, changes were made that combined all 401(k) plans and allowed for immediate vesting of enhanced Company matching contributions. Total 401(k) expense recognized by the Company in 2002, 2001 and 2000 was $6.4 million, $6.3 million and $6.2 million, respectively.

The 1994 Employee Stock Purchase Plan provides for a total of 6,000,000 shares to be sold to participating employees at 85% of the fair market value at specified quarterly investment dates. Shares available for sale totaled 3,212,655 at December 31, 2002.

NOTE G -- STOCKHOLDERS' EQUITY

In January 2003, the Company announced an increase in the regular quarterly dividend from 2.5 cents per share to 3.0 cents per share, payable March 14, 2003, to holders of record on March 1, 2003.

In May 2002, the Company effected a three-for-two stock split in the form of a 50% stock dividend payable to holders of record on May 20, 2002. All share, per share and common stock information has been restated to retroactively reflect the stock split.

During 2002 the Company repurchased 5.1 million shares of its common stock for $98.9 million under its stock repurchase program. In addition, the Company received 0.4 million shares of its common stock, with an estimated market value of $8.5 million, in exchange for proceeds related to stock option exercises. As of December 31, 2002, the Company has repurchased 31.6 million shares since the beginning of its stock repurchase program in January 1997. During this period the Company has also received 0.9 million shares in exchange for proceeds related to stock option exercises. Under this program, the Company had authorization to repurchase an additional 2.3 million shares at December 31, 2002. In March 2003, the Company announced an increase of 6.0 million shares in its stock repurchase program.

NOTE H -- STOCK OPTION PLANS

1984 PLAN

In 1984, the Company adopted a Stock Option Plan ("1984 Plan") pursuant to which it issued to officers and key employees options to purchase shares of common stock at prices equal to the market price on the grant date. Market price was determined by the Board of Directors for purposes of granting stock options and making repurchase offers. Options granted under the 1984 Plan became exercisable five years after date of grant. There were no remaining options outstanding under the 1984 Plan at December 31, 2002, or 2001. At December 31, 2000, options to purchase 189,000 shares were outstanding under the 1984 Plan. No additional options will be granted under the 1984 Plan.

1991 PLAN

The Company adopted the 1991 Stock Option Plan ("1991 Plan") pursuant to which it issued to officers and key employees options to purchase up to 16,500,000 shares of common stock. Options have been granted at prices equal to the market price on the grant date ("market price options") and at prices below market price ("performance options"). As of December 31, 2002, 2001, and 2000, market price options to purchase 8,659,127 shares, 9,049,781 shares and 9,895,538 shares, respectively, were outstanding with exercise prices ranging from $2.22 to $21.23 per share at December 31, 2002. Market price options granted prior to January 1998 become exercisable after the fifth anniversary of their date of grant. Beginning January 1998, market price options generally became exercisable in 25% increments on the second, third, fourth and fifth anniversaries of their date of grant. The weighted-average exercise price for outstanding market price options and exercisable market price options at December 31, 2002, was $13.43 and $9.35, respectively. The weighted-average remaining life for outstanding market price options was 6.37 years.

At December 31, 2002, 2001, and 2000, performance options to purchase 359,625 shares, 751,875 shares and 1,074,900 shares, respectively, were outstanding with exercise prices ranging from $0.22 to $1.33 per share at December 31, 2002. Performance options become exercisable in whole or in part after three years, and the extent to which they become exercisable at that time depends upon the extent to which the Company achieves certain goals established at the time the options are granted. That portion of the performance options which does not become exercisable at an earlier date becomes exercisable after the ninth anniversary of the date of grant. Compensation expense of $0.1 million, $0.2 million and $0.4 million was recognized for the performance options for the years ended December 31, 2002, 2001, and 2000, respectively. The weighted-average exercise price for outstanding performance options and exercisable performance options at December 31, 2002, was $0.52 and $0.44, respectively. The weighted-average remaining life for outstanding performance options was 2.95 years. The Company did not grant any performance options during 2002, 2001 or 2000.

The following summarizes all stock option plans activity during 2002, 2001 and 2000:

                                                          WEIGHTED
                                            NUMBER         AVERAGE
                                         OF SHARES    OPTION PRICE
------------------------------------------------------------------

Options outstanding
 at January 1, 2000 ...............     10,325,501      $     8.02

Granted ...........................      1,745,400           14.67
Exercised .........................       (491,988)           4.91
Cancelled .........................       (419,475)          13.47
                                     -------------

Options outstanding
 at December 31, 2000 .............     11,159,438            9.00

Granted ...........................      1,231,650           14.81
Exercised .........................     (1,782,432)           4.84
Cancelled .........................       (807,000)          14.19
                                     -------------

Options outstanding
 at December 31, 2001 .............      9,801,656           10.06

Granted ...........................      2,054,825           18.88
Exercised .........................     (2,282,461)           6.17
Cancelled .........................       (555,268)          12.24
                                     -------------

Options outstanding
 at December 31, 2002 .............      9,018,752      $    12.92
                                     -------------

Exercisable at
 December 31, 2002 ................      3,904,482      $     8.68
                                     =============

The following table summarizes information about stock options outstanding at December 31, 2002:

                                      Outstanding            Exercisable

                                  WEIGHTED  WEIGHTED                WEIGHTED
                                   AVERAGE   AVERAGE                 AVERAGE
       RANGE OF       NUMBER     REMAINING  EXERCISE       NUMBER   EXERCISE
EXERCISE PRICES  OUTSTANDING  LIFE (YEARS)     PRICE  EXERCISABLE      PRICE
----------------------------------------------------------------------------
    $0.22-$7.50    1,685,005          2.38  $   3.99    1,607,755   $   4.10
   $8.54-$13.04    1,744,012          4.53  $  10.33    1,486,591   $  10.03
  $13.38-$14.67    2,120,939          7.44  $  14.24      328,443   $  14.07
  $14.75-$16.75    1,448,296          7.01  $  16.16      481,693   $  16.13
  $18.22-$18.61    1,245,000          9.02  $  18.22           --   $     --
  $19.85-$21.23      775,500          9.65  $  19.94           --   $     --
                 -----------                          -----------
                   9,018,752          6.27  $  12.92    3,904,482   $   8.68
                 -----------                          -----------

The weighted-average fair value of market price options granted during 2002, 2001 and 2000 was $6.75, $5.35 and $6.44, respectively. The Company did not grant any performance options during 2002, 2001 or 2000.

NOTE I -- FAIR VALUE OF FINANCIAL INSTRUMENTS

Because of their maturities and/or variable interest rates, certain financial instruments of the Company have fair values approximating their carrying values. These instruments include revolving credit agreements, accounts receivable, trade payables, and miscellaneous notes receivable and payable.

NOTE J -- COMMITMENTS AND CONTINGENCIES

At December 31, 2002, the Company had outstanding letters of credit in the amount of $8.6 million. These letters of credit exist to support the Company's insurance programs relating to workers' compensation, automobile and general liability, and leases.

NOTE K -- LEASES

The Company leases certain real estate and equipment under various operating leases. Most of the leases contain renewal options for varying periods of time. The total rent expense applicable to operating leases was $29.7 million, $28.5 million and $26.3 million for the years ended December 31, 2002, 2001, and 2000, respectively.

The future minimum rental commitments for all non-cancelable operating leases with terms in excess of one year as of December 31, 2002, are as follows:

In thousands
------------------------------------------

2003..........................  $   24,392
2004..........................      18,623
2005..........................      13,214
2006..........................      13,179
2007..........................       6,871
After 2007....................      18,987
                                ----------
                                $   95,266
                                ==========

NOTE L -- EARNINGS PER SHARE

A reconciliation of basic and diluted earnings per share (EPS) is as follows:

In thousands                                     Year Ended December 31,
except per share amounts                      2002         2001         2000
-------------------------------------------------------------------------------
BASIC EPS
Net income .............................   $   90,745   $   79,684   $   81,886
                                           ==========   ==========   ==========

Weighted-average common
 shares outstanding used
 in earnings ...........................       92,648       94,808      101,276
                                           ----------   ----------   ----------

Earnings per share .....................   $     0.98   $     0.84   $     0.81
                                           ----------   ----------   ----------

DILUTED EPS

Net income .............................   $   90,745   $   79,684   $   81,886
                                           ==========   ==========   ==========

Shares used in diluted
 earnings per share
 computations ..........................       94,872       97,174      104,480
                                           ----------   ----------   ----------

Earnings per share .....................   $     0.96   $     0.82   $     0.78
                                           ----------   ----------   ----------

COMPUTATION OF SHARES USED
 IN EARNINGS PER SHARE COMPUTATIONS

Average outstanding
 common shares .........................       92,648       94,808      101,276

Average common equivalent
 shares--dilutive effect
 of option shares ......................        2,224        2,366        3,204
                                           ----------   ----------   ----------
Shares used in diluted
 earnings per share
 computations ..........................       94,872       97,174      104,480
                                           ==========   ==========   ==========
28

As of December 31, 2002, 2001, and 2000, the Company had approximately 781,000, 546,000 and 1,297,000 antidilutive market price options outstanding, respectively, which have been excluded from the EPS calculations.

NOTE M -- SELECTED QUARTERLY DATA (UNAUDITED)

In thousands,                                  2002 Quarter Ended                                 2001 Quarter Ended
except per share amounts      DECEMBER 31  SEPTEMBER 30     JUNE 30    MARCH 31  DECEMBER 31  SEPTEMBER 30     JUNE 30    MARCH 31
----------------------------------------------------------------------------------------------------------------------------------
Revenues ...................   $  239,525    $  226,466  $  227,879  $  214,907   $  233,024    $  224,130  $  228,654  $  232,120

Operating income ...........       40,190        36,656      39,981      33,461       35,173        36,046      36,559      31,852

Net income .................       24,199        22,188      24,090      20,268       20,572        19,913      20,836      18,363

Basic earnings per share ...   $     0.27    $     0.24  $     0.26  $     0.22   $     0.22    $     0.21  $     0.22  $     0.19

Diluted earnings per share .   $     0.26    $     0.24  $     0.25  $     0.21   $     0.21    $     0.21  $     0.21  $     0.18

NOTE N -- BUSINESS SEGMENTS

Harte-Hanks is a highly focused targeted media company with operations in two segments--Direct Marketing and Shoppers.

The Company's Direct Marketing segment offers a complete range of specialized, coordinated and integrated direct marketing services from a single source. The Company utilizes advanced technologies to enable its customers to identify, reach and influence specific consumers or businesses. The Company's direct marketing capabilities also strengthen the relationship between its clients and their customers. The Company constructs and updates business-to-business and business-to-consumer databases, accesses the data through flexible hosting capabilities and analyzes it to help make it relevant, applies the knowledge by putting the data to work via multi-channel programs, and executes those programs through marketing services delivery campaigns. The Company's Direct Marketing customers include many of America's largest retailers; financial companies including banks, financing companies, mutual funds and insurance companies; high-tech and telecommunications companies; and pharmaceutical companies and healthcare organizations. Direct Marketing customers also include a growing number of customers in such selected markets as automotive, utilities, consumer packaged goods, hospitality, publishing, business services, energy and government/not-for-profit. The segment's client base is both domestic and international.

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

Information on the operations of Harte-Hanks in different business segments is set forth below based on the nature of the products and services offered. Harte-Hanks evaluates performance based on several factors, of which the primary financial measures are segment revenues and operating income. The accounting policies of the business segments are the same as those described in the summary of significant accounting policies (Note A).

                                                   Year Ended December 31,
In thousands                                     2002        2001       2000
-------------------------------------------------------------------------------
Revenues
  Direct Marketing ..........................  $ 573,826  $ 601,901   $ 662,044
  Shoppers ..................................    334,951    316,027     298,729
                                               ---------  ---------   ---------
    Total revenues ..........................  $ 908,777  $ 917,928   $ 960,773
                                               =========  =========   =========

Operating income
  Direct Marketing ..........................  $  83,872  $  85,020   $  91,450
  Shoppers ..................................     74,564     63,398      55,710
  Corporate Activities ......................     (8,148)    (8,788)     (8,939)
                                               ---------  ---------   ---------
    Total operating income ..................  $ 150,288  $ 139,630   $ 138,221
                                               =========  =========   =========

Income before income taxes
  Operating income ..........................  $ 150,288  $ 139,630   $ 138,221
  Interest expense ..........................     (1,208)    (3,076)     (1,678)
  Interest income ...........................        274        498       2,062
  Other, net ................................     (2,004)    (4,614)     (1,746)
                                               ---------  ---------   ---------
    Total income before income taxes ........  $ 147,350  $ 132,438   $ 136,859
                                               =========  =========   =========

Depreciation
  Direct Marketing ..........................  $  27,088  $  26,769   $  23,022
  Shoppers ..................................      5,008      5,235       5,393
  Corporate Activities ......................         32         75          79
                                               ---------  ---------   ---------
    Total depreciation ......................  $  32,128  $  32,079   $  28,494
                                               =========  =========   =========

Goodwill and intangible amortization
  Direct Marketing ..........................  $     600  $  12,769   $  11,156
  Shoppers ..................................         --      4,072       4,070
                                               ---------  ---------   ---------
    Total goodwill and intangible amortization $     600  $  16,841   $  15,226
                                               =========  =========   =========

Capital expenditures
  Direct Marketing ..........................  $  12,782  $  22,354   $  34,030
  Shoppers ..................................      4,548      4,085       2,408
  Corporate Activities ......................         28          6          27
                                               ---------  ---------   ---------
    Total capital expenditures ..............  $  17,358  $  26,445   $  36,465
                                               =========  =========   =========

Total assets
  Direct Marketing ..........................  $ 518,195  $ 536,270
  Shoppers ..................................    180,109    179,748
  Corporate Activities ......................     38,428     55,031
                                               ---------  ---------
    Total assets ............................  $ 736,732  $ 771,049
                                               =========  =========

Information about the Company's operations in different geographic areas:

                                                   Year Ended December 31,
In thousands                                     2002       2001        2000
-------------------------------------------------------------------------------
Revenues/a/
  United States .............................  $ 870,700  $ 880,642   $ 917,160
  Other countries ...........................     38,077     37,286      43,613
                                               ---------  ---------   ---------
    Total revenues ..........................  $ 908,777  $ 917,928   $ 960,773
                                               =========  =========   =========

Long-lived net assets/b/
  United States .............................  $  86,324  $ 101,785
  Other countries ...........................      7,830      7,643
                                               ---------  ---------
    Total long-lived assets .................  $  94,154  $ 109,428
                                               =========  =========

/a/ Geographic revenues are based on the location of the customer. /b/ Long-lived assets are based on physical location.

FIVE-YEAR FINANCIAL SUMMARY

In thousands, except per share amounts                              2002         2001         2000         1999         1998
-------------------------------------------------------------------------------------------------------------------------------
Statement of operations data
   Revenues ...................................................  $  908,777   $  917,928   $  960,773   $  829,752   $  748,546
   Operating expenses
       Payroll, production and distribution ...................     649,539      649,552      686,502      606,676      553,529
       Advertising, selling, general and administrative .......      76,222       79,826       92,330       70,060       64,082
       Depreciation ...........................................      32,128       32,079       28,494       24,126       21,087
       Goodwill and intangible amortization ...................         600       16,841       15,226       10,662        7,890
                                                                 ----------   ----------   ----------   ----------   ----------
           Total operating expenses ...........................     758,489      778,298      822,552      711,524      646,588
                                                                 ----------   ----------   ----------   ----------   ----------
Operating income ..............................................     150,288      139,630      138,221      118,228      101,958
Interest expense, net .........................................         934        2,578         (384)      (5,313)     (13,281)
Net income ....................................................      90,745       79,684       81,886       72,941       68,371/a/
Earnings per common share--diluted ............................        0.96         0.82         0.78         0.67         0.60/a/
Cash dividends per common share ...............................        0.10         0.08         0.07         0.05         0.04
Weighted-average common and
 common equivalent shares outstanding--diluted ................      94,872       97,174      104,480      108,216      114,086

Adjusted data to exclude amortization of goodwill, net of tax effect/b/

Net income ....................................................      90,745       91,700       92,638       80,707       74,964
Earnings per common share--diluted ............................        0.96         0.94         0.89         0.75         0.65
Segment data
   Revenues
       Direct Marketing .......................................  $  573,826   $  601,901   $  662,044   $  559,262   $  493,898
       Shoppers ...............................................     334,951      316,027      298,729      270,490      254,648
                                                                 ----------   ----------   ----------   ----------   ----------
       Total revenues .........................................  $  908,777   $  917,928   $  960,773   $  829,752   $  748,546
                                                                 ==========   ==========   ==========   ==========   ==========

   Operating income
       Direct Marketing .......................................  $   83,872   $   85,020   $   91,450   $   79,164   $   69,648
       Shoppers ...............................................      74,564       63,398       55,710       47,015       40,507
       General corporate ......................................      (8,148)      (8,788)      (8,939)      (7,951)      (8,197)
                                                                 ----------   ----------   ----------   ----------   ----------
       Total operating income .................................  $  150,288   $  139,630   $  138,221   $  118,228   $  101,958
                                                                 ==========   ==========   ==========   ==========   ==========

   Operating income excluding amortization of goodwill/b/
       Direct Marketing .......................................  $   83,872   $   97,171   $  102,172   $   85,657   $   73,351
       Shoppers ...............................................      74,564       67,470       59,781       51,084       44,694
       General corporate ......................................      (8,148)      (8,788)      (8,939)      (7,951)      (8,197)
                                                                 ----------   ----------   ----------   ----------   ----------
       Total operating income .................................  $  150,288   $  155,853   $  153,014   $  128,790   $  109,848
                                                                 ==========   ==========   ==========   ==========   ==========

Other data
   Operating cash flow/c/......................................  $  183,016   $  188,550   $  181,941   $  153,016   $  130,935
   Capital expenditures .......................................      17,358       26,445       36,465       28,928       24,443
Balance sheet data (at end of period)
   Property, plant and equipment, net .........................  $   94,154   $  109,428   $  112,065   $  106,250   $   92,274
   Goodwill and other intangibles, net ........................     440,067      438,325      439,148      409,791      290,831
   Total assets ...............................................     736,732      771,049      807,105      769,427      715,213
   Total long term debt .......................................      16,300       48,312       65,370        5,000           --
   Total stockholders' equity .................................     532,533      552,366      551,003      577,618      577,091

/a/ Includes non-recurring pension gain of $1.3 million, or one cent per share, net of $0.8 million income tax expense. Excluding this gain, earnings were $0.59 per share.

/b/ Effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," which established new accounting and reporting requirements for goodwill and other intangible assets and eliminated the amortization of goodwill. See Note A for further discussion of SFAS No. 142.

/c/ Operating cash flow is defined as operating income plus depreciation and goodwill and intangible amortization. Operating cash flow is not intended to represent cash flow or any other measure of performance in accordance with accounting principles generally accepted in the United States of America.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Harte-Hanks, Inc.:

We have audited the accompanying consolidated balance sheets of Harte-Hanks, Inc. and subsidiaries as of December 31, 2002, and 2001, and the related consolidated statements of operations, cash flows, and stockholders' equity and comprehensive income for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harte-Hanks, Inc. and subsidiaries as of December 31, 2002, and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the Consolidated Financial Statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002.

KPMG LLP

San Antonio, Texas

January 29, 2003

CORPORATE INFORMATION

COMMON STOCK

The Company's common stock is listed on the New York Stock Exchange (symbol:
HHS). The quarterly stock price ranges for 2002 and 2001 were as follows:

                              2002             2001
                         HIGH      LOW    HIGH      LOW
--------------------------------------------------------
First quarter.........   21.13    17.64   16.06    14.19
Second quarter........   22.68    19.29   17.25    14.24
Third quarter.........   21.43    16.05   16.60    13.67
Fourth quarter........   20.38    17.45   19.28    13.63

In the first quarter of 2002, dividends were paid at the rate of 2.3 cents per share. In the second, third and fourth quarters of 2002, quarterly dividends were paid at the rate of 2.5 cents per share. In 2001, quarterly dividends were paid at the rate of 2.0 cents per share.

There are approximately 2,800 holders of record.

     TRANSFER AGENT AND REGISTRAR
     EquiServe Trust Company, N.A.
     PO Box 43010
     Providence, RI 02940-3010
     (781) 575-3400
     www.equiserve.com

     ANNUAL MEETING OF STOCKHOLDERS
     The annual meeting of stockholders will be held at 10:00 a.m. on May 6, 2003, at 200 Concord Plaza Drive,
     First Floor, San Antonio, Texas.

     FORM 10-K ANNUAL REPORT
     A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained, without charge, upon written request to:

     Dean Blythe, Secretary
     Harte-Hanks, Inc.
     P.O. Box 269
     San Antonio, Texas 78291-0269

DIRECTORS

DAVID L. COPELAND
President, SIPCO, Inc.

DR. PETER T. FLAWN
President Emeritus, the
University of Texas at Austin
Chairman, Audit Committee

LARRY FRANKLIN
Chairman

WILLIAM K. GAYDEN
Chairman and Chief Executive Officer,
Merit Energy Company

CHRISTOPHER M. HARTE
Private Investor

HOUSTON H. HARTE
Vice Chairman

RICHARD HOCHHAUSER
President and Chief Executive Officer

JAMES L. JOHNSON
Chairman Emeritus, GTE Corporation
Chairman, Compensation Committee

OFFICERS

RICHARD HOCHHAUSER
President and Chief Executive Officer

CRAIG COMBEST
Senior Vice President, Direct Marketing

CHARLES DALL'ACQUA
Senior Vice President, Direct Marketing

PETER GORMAN
Senior Vice President, Shoppers

JACQUES KERREST
Senior Vice President, Finance,
and Chief Financial Officer

GARY SKIDMORE
Senior Vice President, Direct Marketing

DEAN BLYTHE
Vice President, Legal, and Secretary

KATHY CALTA
Vice President, Direct Marketing

BILL CARMAN
Vice President, Shoppers

LOREN DALTON
Vice President, Shoppers

JAMES DAVIS
Vice President, Direct Marketing

BILL GOLDBERG
Vice President, Direct Marketing

CARLOS GUZMAN
Vice President, Shoppers

SPENCER JOYNER, JR.
Vice President, Direct Marketing

FEDERICO ORTIZ
Vice President, Tax

MICHAEL PAULSIN
Vice President, Shoppers

TANN TUELLER
Vice President, Direct Marketing

JESSICA HUFF
Controller and Chief Accounting Officer

CORPORATE OFFICE - SAN ANTONIO, TEXAS   http://www.harte-hanks.com

DIRECT MARKETING

Austin, Texas
Baltimore, Maryland
Bellmawr, New Jersey
Billerica, Massachusetts
Bloomfield, Connecticut
Cincinnati, Ohio
Clearwater, Florida
Dallas/Grand Prairie, Texas
Deerfield Beach, Florida
Fort Worth, Texas
Forty Fort, Pennsylvania
Fullerton, California
Glen Burnie, Maryland
Jacksonville, Florida
La Jolla, California
Lake Katrine, New York
Lake Mary, Florida
Langhorne, Pennsylvania
Memphis, Tennessee
Monroe Township, New Jersey
New York, New York
Ontario, California
River Edge, New Jersey
San Diego, California
Shawnee, Kansas
Sterling Heights, Michigan
Valencia, California
Vineland, New Jersey
West Bridgewater, Massachusetts
Westville, New Jersey

NATIONAL SALES HEADQUARTERS

Cincinnati, Ohio

INTERNATIONAL OFFICES

Darmstadt, Germany
Dublin, Ireland
Hasselt, Belgium
London, United Kingdom
Madrid, Spain
Melbourne, Australia
Sao Paulo, Brazil
Sevres, France
Uxbridge, United Kingdom

SHOPPERS

THE FLYER

South Florida
http://www.theflyer.com

PENNYSAVER

Northern California

Southern California --
Greater Los Angeles Area

Southern California --
Greater San Diego Area

http://www.pennysaverusa.com

                                                                              33